Form 10-K405, Exhibit 13
period 1995-09-30
WASHINGTON GAS LIGHT CO
filed 1995-12-14
CIK 104819

SELECTED FINANCIAL DATA
Washington Gas Light Company





                                                      1995            1994               1993               1992             1991
---------------------------------------------------------------------------------------------------------------------------------
                                                                      (Dollars in Thousands, Except Per Share Data)
Operating revenues  . . . . . . . . .         $   828,748      $   914,863       $    894,300     $     746,224       $   697,875
Cost of gas . . . . . . . . . . . . .             390,041          462,195            478,982           352,686           348,499
                                              -----------      -----------       ------------     -------------       -----------
Net revenues  . . . . . . . . . . . .         $   438,707      $   452,668       $    415,318     $     393,538       $   349,376
                                              -----------      -----------       ------------     -------------       -----------
Net income  . . . . . . . . . . . . .         $    62,909      $    60,459       $     55,079     $      52,213       $    46,396
Dividends on preferred stock  . . . .               1,333            1,335              1,336             1,338             1,339
                                              -----------      -----------       ------------     -------------       -----------
Net income applicable to
   common stock . . . . . . . . . . .         $    61,576      $    59,124       $     53,743     $      50,875       $    45,057
                                              -----------      -----------       ------------     -------------       -----------
Earnings per average share of
   common stock . . . . . . . . . . .         $      1.45      $      1.41       $       1.31     $        1.26       $      1.14
                                              -----------      -----------       ------------     -------------       -----------

Total assets at year-end  . . . . . .         $ 1,360,138      $ 1,332,954       $  1,205,788     $   1,065,732       $ 1,013,921
                                              -----------      -----------       ------------     -------------       -----------
Long-term obligations at
   year-end . . . . . . . . . . . . .         $   329,051      $   342,308       $    347,884     $     296,357       $   266,467
                                              -----------      -----------       ------------     -------------       -----------

Common Stock Data
   Annualized dividends per share . .         $      1.12      $      1.11       $       1.09     $        1.07       $      1.05
   Dividends declared per share . . .         $    1.1175      $     1.105       $      1.085     $       1.065       $    1.0425
   Dividends paid per share . . . . .         $     1.115      $      1.10       $       1.08     $        1.06       $     1.035
   Book value per share . . . . . . .         $     11.95      $     11.51       $      11.04     $       10.66       $     10.34
   Return on average common equity  .               12.3%            12.5%              12.1%             12.0%             11.1%
   Yield on book value  . . . . . . .                9.4%             9.6%               9.8%             10.0%             10.1%
   Payout ratio . . . . . . . . . . .               77.1%            78.4%              82.8%             84.5%             91.4%
   Common shares outstanding--
      year-end (thousands)  . . . . .              42,932           42,187             41,495            40,616            39,889

Capitalization at Year-End
   Common shareholders' equity  . . .         $   513,044      $   485,504       $    458,044     $     433,121       $   412,379
   Preferred stock  . . . . . . . . .              28,471           28,498             28,521            28,552            28,588
   Long-term debt . . . . . . . .                 329,051          342,270            347,701           294,451           262,987
                                              -----------      -----------       ------------     -------------       -----------

      Total . . . . . . . . . . . . .         $   870,566      $   856,272       $    834,266     $     756,124       $   703,954
                                              -----------      -----------       ------------     -------------       -----------

Gas Delivered (thousands of therms)
   Residential  . . . . . . . . . . .             596,499          672,958            641,529           603,952           534,479
   Commercial and industrial--
      Firm  . . . . . . . . . . . . .             403,177          443,246            422,977           406,218           361,819
      Interruptible . . . . . . . . .             247,600          236,068            258,433           255,880           239,597
   Electric generation--
      Interruptible . . . . . . . . .             131,061           86,183             35,447            73,485           113,488
   Transportation service . . . . . .              61,467           26,147             16,699            13,264            13,924
                                              -----------      -----------       ------------     -------------       -----------

      Total . . . . . . . . . . . . .           1,439,804        1,464,602          1,375,085         1,352,799         1,263,307
                                              -----------      -----------       ------------     -------------       -----------

Other Statistics
   Customer meters  . . . . . . . . .             750,849          725,960            703,122           683,277           667,114
   Degree days  . . . . . . . . . . .               3,660            4,311              4,246             3,946             3,370
   Percent colder (warmer)
      than normal . . . . . . . . . .              (5.2)%            11.8%             10.1%               1.8%           (13.8)%
   Capital expenditures . . . . . . .         $   112,715      $   119,796       $    100,778     $      88,182       $    81,587


                              t w e n t y - t w o

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

In fiscal year 1995, a two-for-one split of the company's common stock became effective. All share disclosures and earnings per share calculations for present and prior years are presented on a post-split basis.

EARNINGS

1995 VS. 1994. Net income applicable to common stock for 1995 was $61.6 million, which was $2.5 million higher than the results for 1994. Operating income was virtually unchanged from 1994. Weather that was 15.1% warmer than the prior year, which resulted in lower therm sales and lower net revenues, was almost completely offset by the combined effect of a 3.4% increase in customer meters, increased retail rates and lower other operating expenses. Other income
(loss)-net improved by $2.3 million, including a $1.9 million after-tax gain on the sale of a non-utility subsidiary. Earnings per average common share were $1.45, representing a $.04 increase over the level for 1994. Average common shares outstanding increased by 1.8%. The company earned 12.3% on average common equity in 1995.

1994 VS. 1993. Net income applicable to common stock for 1994 was $59.1 million, an increase of $5.4 million over the results for 1993. The earnings improvement was primarily a result of the combined effect of a 3.2% increase in the number of customer meters, increased retail rates in two of the company's major jurisdictions and weather that was 1.5% colder than the prior year. Improved results from the company's non-utility activities also contributed to the increase in earnings. The beneficial impact of these factors was substantially offset by higher other operating expenses and increased interest expense. Earnings per average share of common stock were $1.41, representing an increase of $.10 per average common share from the 1993 level of $1.31. Average common shares outstanding increased by 1.9%. The company earned 12.5% on average common equity in 1994.

[FIGURE 1 - SEE APPENDIX A]

NET REVENUES

Net revenues decreased by $14.0 million, or 3.1%, in 1995 and increased by $37.4 million, or 9.0%, in 1994. The factors contributing to the changes in net revenues between years are provided in the following table and the discussion below. The level of annual therm sales is highly sensitive to the variability of the weather from normal levels, since such a large portion of the company's deliveries of natural gas is used for heating. Rate relief is granted based on normal weather. A comparison of weather to normal for 1991 to 1995 is shown in the Selected Financial Data on page 22. The company has no weather normalization tariff provision in any of its jurisdictions. However, the company has declining block rates in two of its three major jurisdictions, which reduce the impact of deviations in weather from normal.

COMPOSITION OF THE CHANGES
IN NET REVENUES

                                               Increase/(Decrease)
                                                 From Prior Year
                                             -------- ---------------
                                              1995               1994
---------------------------------------------------------------------
                                                   (Millions)
Volumes Delivered to
  Firm Customers. . . . . . . .            $(27.5)              $11.4
Rate Relief . . . . . . . . . .              19.3                16.0
Gross Receipts Taxes  . . . . .              (4.6)                 .9
Deliveries to Interruptible
  Customers . . . . . . . . . .                .8                (1.7)
Other . . . . . . . . . . . . .              (2.0)               10.8
                                           -------              -----
                                           $(14.0)              $37.4
                                           =======              =====

1995 VS. 1994. Therm sales to firm customers dropped by 116.5 million therms in 1995, or 10.4%. This net reduction was caused by weather that was 15.1% warmer than the prior year, which was partially offset by a 3.4% increase in customer meters. The overall decline in volumes sold to the firm class caused a $27.5 million drop in net revenues.

The effect of rate relief on net revenues in fiscal year 1995 was an increase of $19.3 million, caused substantially by the impact of decisions in the company's three major jurisdictions. The company was granted an increase in retail rates of $6.4 million on August 1, 1994, by the Public Service Commission of the District of Columbia (PSC of DC). An increase of $6.8 million was granted by the State Corporation Commission of Virginia (SCC of VA) effective September 27, 1994, and an increase of $7.4 million was granted by the Public Service Commission of Maryland (PSC of MD) on December 1, 1994. These decisions are discussed in detail under the caption entitled Rate Relief on page 29. A summary of Rate Applications and Results is included on page 31.


                            t w e n t y - t h r e e

[FIGURE 2 - SEE APPENDIX A]


Gross receipts taxes, which are recovered from customers and remitted to the various taxing authorities, decreased by $4.6 million. These taxes are levied on revenues and therefore decreased with the decline in revenues. This drop is offset by a decline in the amount recorded in general tax expense and therefore this change does not affect net income.

Interruptible customers are required to be capable of using an alternate fuel as a substitute for natural gas when determined by the company, or in circumstances in which the customer determines other fuels can be used more economically. This customer class has the option of buying natural gas from the company or from a third-party supplier. In either case, the company charges its customers for delivering (transporting) natural gas on its distribution system. A delineation of the volumetric changes in therms delivered to these customers is shown in the Selected Financial Data on page 22. Volumes shown in this data as transportation service represent situations in which the customer purchased natural gas directly from a third-party supplier and used the company to transport the natural gas on the company's distribution system.

Therms delivered to interruptible customers, excluding deliveries to Potomac Electric Power Company (Pepco), increased by 46.9 million therms (17.9%). This increase reflects the effect of significant interruptions during the second fiscal quarter of 1994 due to extreme weather in that period. Net revenues associated with therms delivered to the interruptible class increased by $814,000. The effect on net income of changes in delivered volumes and prices to this customer class is minimized by margin sharing arrangements that are part of the company's rate design in each of its major jurisdictions. To date, these arrangements have provided for a return of the majority of the gross margins earned on such sales or deliveries to firm customers after a gross margin threshold is reached or in exchange for the shift of a portion of the fixed costs from the interruptible to the firm class.

Included in the caption entitled "Other" are deliveries to Pepco, the company's largest customer. In 1995, the company delivered 131.1 million therms to Pepco. Of this total, the volumes sold to Pepco totalled 112.5 million therms. The total volumes delivered represents an increase over 1994 of 44.9 million therms (52.1%) and includes the effect of increased cooling requirements during the summer of 1995. The effect on net revenues and net income of increases or decreases in volumes delivered to Pepco is not material due to a margin sharing arrangement approved by the PSC of MD that requires the company to return substantially all of the gross margins, less related expenses, earned on such deliveries to firm customers. The arrangement also allows for accelerated recovery of the company's investment to serve Pepco. By returning margins from these deliveries to firm customers in the Maryland jurisdiction, the company's competitive position is enhanced.

[FIGURE 3 - SEE APPENDIX A]

The company's total cost of gas for 1995 dropped to 28.68c. per therm from the 1994 level of 32.13c. per therm. This decline was due to a significant drop in the per therm cost of gas purchased from producers or marketers during the current year due to the mild winter. This favorable impact on the cost of gas was partially offset by lower refunds received from the pipelines and the effect of the level of fixed charges incurred in both years but with fewer volumes purchased and delivered in 1995. Increases or decreases in the cost of gas associated with sales made to firm customers have no effect on net income because any change from the stipulated base cost of gas included in rates will be recovered from or returned to customers in a succeeding period. The commodity cost of gas invoiced the company was 19.33c. and 25.61c. per therm for 1995 and 1994, respectively.

1994 VS. 1993. Therm sales to firm customers rose in 1994 by 51.7 million therms, or 4.9%, due to a 3.2% increase in customer meters and weather that was 1.5% colder than the prior year. The increase in volumes sold to this customer class resulted in an $11.4 million increase in net revenues.


                             t w e n t y - f o u r

Rate relief granted to the company's District of Columbia and Maryland divisions in calendar year 1993 and additional rate relief granted the District of Columbia division in August 1994 contributed $16.0 million to net revenues.

Gross receipts taxes increased by $913,000. As discussed previously, the increase in net revenues associated with these taxes is offset by an equivalent amount recorded in general tax expense.

Therms delivered to interruptible customers (excluding sales for electric generation) declined by 12.9 million therms (4.7%) during 1994, resulting primarily from significant interruptions in the second fiscal quarter of 1994 because of severe weather conditions. Net revenues associated with therms delivered to these customers declined by $1.7 million.

Other net revenues increased by $10.8 million. This resulted primarily from the separation of the revenue requirement associated with the carrying costs on storage gas inventories from base rates in the company's Maryland jurisdiction, increased net revenues from sales to Pepco, higher miscellaneous service revenues and increased system charges in each of the company's major jurisdictions.

The cost of gas for 1994 fell to 32.13c. per therm from the 1993 level of 35.26c.. Contributing to this decline were increased refunds from pipelines that are refunded to customers, a modest decline in the commodity cost of gas, and the effect of greater volumes sold in 1994 when considered with the level of fixed costs to acquire gas supplies in both years. The commodity cost of gas invoiced the company was 25.61c. and 26.09c. per therm in 1994 and 1993, respectively.

[FIGURE 4 - SEE APPENDIX A]

OTHER OPERATING EXPENSES

1995 VS. 1994. Operation and maintenance expenses declined by $12.6 million (6.1%) from the 1994 level. Included in this drop are the effects of lower employee levels resulting from attrition in the work force, lower overtime costs, the lockout of approximately 1,050 union eligible employees for approximately 16 weeks and a lower provision for injuries and damages. Partially offsetting these factors were the additional costs of management overtime and the use of outside contractors in fiscal year 1995 during the lockout. Also increasing was the cost of post-retirement benefits other than pensions reflecting the inclusion of additional costs in retail rates in the District of Columbia and Virginia.

At September 30, 1995, the company had 2,405 utility employees, a drop of 140 employees (5.5%) from the level at September 30, 1994. For a discussion of the results and status of the company's labor negotiations, please refer to the caption entitled Labor Matters on page 31.

Depreciation and amortization increased by $2.9 million (6.6%), due to a $3.4 million increase in depreciation on the company's rising investment in plant and equipment. This increase was partially offset by a drop in amortization of the company's investment in facilities to serve Pepco. The PSC of MD has permitted the company accelerated amortization of these facilities before sharing the majority of margins earned on deliveries to this customer. All of the company's investment to serve Pepco has been recovered at September 30, 1995. In 1995, capital expenditures totalled $112.7 million and the composite depreciation rate was unchanged from the 1994 rate of 2.97%.

The composition of the change in general taxes is shown in Note 6 to the Consolidated Financial Statements. The composition of the change in income tax expense is detailed in the Consolidated Statement of Income Taxes on page 37.

[FIGURE 5 - SEE APPENDIX A]

1994 VS. 1993. Operation and maintenance expenses increased by $22.2 million (12.0%) in 1994. Employee benefit expenses included therein rose by $10.1 million, due to the effect of the implementation in 1994 of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106). Other factors




                             t w e n t y - f i v e
that contributed to the increase included accruals for potential injuries and damages and higher uncollectible accounts expenses. Demand Side Management
(DSM) expenses incurred on behalf of customers in the State of Maryland to help reduce the demand for natural gas by giving customers rebates for installing high efficiency appliances, increased by $963,000. Despite general wage increases, labor expenses declined by $450,000 due to the effect of reduced overtime, a slightly higher level of labor charged to construction of utility plant and a modest decline in employee levels. At September 30, 1994, the company had 2,545 utility employees, compared to 2,566 at the end of fiscal year 1993. In 1994, union employees received a 3.75% increase in annual wages.

Depreciation and amortization increased by $3.7 million (9.4%), due to a $2.7 million increase in depreciation on the company's rising investment in plant and equipment and a $1.0 million increase in amortization of the company's investment in facilities to serve Pepco. In 1994, capital expenditures totalled $119.8 million and the composite depreciation rate was unchanged from the 1993 rate of 2.97%.

The composition of the change in general taxes is shown in Note 6 to the Consolidated Financial Statements. The composition of the change in income tax expense is detailed in the Consolidated Statement of Income Taxes on page 37. The company implemented SFAS No. 109, "Accounting for Income Taxes", in fiscal year 1994. The effect on net income was not material and this matter is discussed more fully in Note 5 to the Consolidated Financial Statements.

OTHER INCOME (LOSS) - NET

1995 VS. 1994. Other income (loss) - net improved by $2.3 million in 1995. The increase reflects a $1.9 million after-tax gain recorded on the sale of a non-utility subsidiary in the first fiscal quarter of 1995. Also contributing to the improvement was the absence in the current year of reserves associated with the company's venture capital investments and non-utility operating companies. Partially offsetting these factors were lower gains recorded from the sale of non-utility accounts receivable during 1995 and lower earnings from sales of energy conservation products resulting from the discontinuance of this business in 1995.

1994 VS. 1993. Other income (loss) - net improved by $2.0 million in 1994. Greater income associated with the sale of non-utility accounts receivable combined with a lower provision for uncollectible accounts associated with these receivables accounted for $1.4 million of the improvement in 1994, net of income taxes. Reserves recorded in 1994 associated with the company's venture capital investments and non-utility operating companies amounted to approximately $3.4 million, net of income taxes, which was equivalent to the amount of after-tax reserves recorded in the previous year.

INTEREST EXPENSE

1995 VS. 1994. Interest expense declined by $253,000 or .8% in 1995. Interest expense due customers resulting from lower levels of DSM costs overcollected from Maryland customers and a lower level of refunds from pipeline companies to be passed back to customers, caused interest expense to drop $1.5 million. Interest expense on long-term debt was approximately the same as in 1994 as the levels of average long-term debt outstanding and the weighted average interest rates related thereto were virtually unchanged. The company's embedded cost of long-term debt at September 30, 1995 was 7.7%. Interest on short-term debt rose by $1.2 million due to an increase in the average amount of short-term debt outstanding and an increase in the average short-term borrowing rate from 3.39% in 1994 to 5.77% in 1995.

1994 VS. 1993. Interest expense increased by $3.0 million or 10.4% in 1994. Of this rise, $1.6 million resulted from an increase in interest due to the company's customers resulting from refunds received from the pipeline companies and overcollected DSM expenses from Maryland customers. Interest on long-term debt rose by $907,000 in 1994 as a result of an approximate $26 million increase in the average amount of long-term debt outstanding in 1994 which was partially offset by a drop in the weighted average interest rate on long-term debt of approximately .3%. The company's embedded cost of long-term debt at September 30, 1994 was 7.8%. Interest on short-term debt declined by $354,000 due to a sharply lower average amount of such debt outstanding in 1994. The weighted average interest rate on the company's short-term debt for 1994 was 3.39%, as compared to an average cost of 3.40% for 1993.


LIQUIDITY AND CAPITAL RESOURCES

The company has a goal of maintaining its common equity ratio at approximately 55% of total capital, and a general policy of repaying short-term debt after the heating season ends in the spring as current assets are converted into cash. Meeting these goals and maintaining sufficient cash flow are necessary to preserve the company's credit ratings and to allow access to capital at relatively low costs. At September 30, 1995, the common equity ratio was 58.9% of total capitalization.


                              t w e n t y - s i x

[FIGURE 6 - SEE APPENDIX A]


SHORT-TERM CASH REQUIREMENTS AND
RELATED FINANCING

The company's business is highly weather sensitive and seasonal. In fiscal year 1995, 74% of total therms delivered (excluding deliveries to Pepco for electric generation) were delivered in the first and second fiscal quarters. This weather sensitivity causes short-term cash requirements to vary significantly during the year. Cash requirements peak in the fall and winter months when accounts receivable, accrued utility revenues and storage gas costs are at or near their highest levels. After the winter heating season, these assets are converted into cash and are used to liquidate short-term debt and acquire storage gas for the subsequent heating season.

Variations in the timing of collections of gas costs under the company's purchased gas adjustment provisions and the level of refunds from the pipeline companies that will be repaid to the company's customers affect short-term cash requirements. At September 30, 1995, the company had a temporary net overcollection of gas costs of $29.2 million. Amounts that are under- and over-collected are reflected in the captions Gas costs due from customers and Gas costs due to customers in the Consolidated Balance Sheet and most of these balances will be collected from or returned to customers in fiscal year 1996. At September 30, 1995, refunds received from pipelines that are to be returned to the company's customers totalled $10.6 million.

On September 27, 1994, the company placed into effect in the Commonwealth of Virginia interim rates designed to collect an additional $15.7 million annually. These rates were collected subject to refund. On September 28, 1995, the company was granted an increase of $6.8 million, effective September 27, 1994. At September 30, 1995, the company has recorded a provision for a rate refund of $9.3 million representing the estimated amount expected to be refunded to customers in Virginia. The amount overcollected will be returned to customers with interest by January 1, 1996.

As of September 30, 1995, current maturities of long-term debt were $52.5 million. The company anticipates that these maturities will be satisfied with long-term sources of capital as they become due. The company is currently authorized to issue up to $110 million of long-term debt and $50 million of equity securities under an existing shelf registration which expires in January 1997.

The company uses short-term debt in the form of commercial paper and short-term bank loans to fund seasonal requirements. Alternative sources include unsecured lines of credit, some of which are seasonal, and $130 million in a revolving credit agreement maintained with a group of banks. These financing options may be activated to support or replace the company's commercial paper. Additional information regarding the company's short-term borrowing capabilities is included in Note 2 to the Consolidated Financial Statements.

LONG-TERM CASH REQUIREMENTS AND
RELATED FINANCING

The company's long-term cash requirements are dependent upon the level of capital expenditures, long-term debt maturity requirements and decisions to refinance long-term debt. The majority of the company's capital expenditures are devoted to adding new customers to its service area.

1995

As shown in the table on page 29, capital expenditures totalled $112.7 million in 1995. New business capital expenditures, including conversions from other energy sources, totalled $78.9 million, or 70.0% of the total. By the end of 1995, customer meters rose to 750,849, an increase of 24,889, or 3.4% over the level at the end of 1994.

In 1995, net cash provided by operating activities amounted to $178.2 million, an increase of $42.5 million over the 1994 level. Factors causing this increase include: (i) lower accounts receivable balances reflecting the timing of sales of non-utility receivables to commercial banks in 1995 and lower therm sales in September 1995; (ii) a greater level of gas costs overcollected and rate refunds due to customers in the current year, and; (iii) lower payments made in 1995 related to Federal Energy Regulatory Commission (FERC) Order No. 636 transition costs that are reflected in accounts and wages payable. Partially offsetting these items was the effect of a reduced level of storage gas inventory levels due to a smaller decline in the cost of gas than was experienced in 1994 and increased income tax payments in 1995 resulting from increased taxable income.


                            t w e n t y - s e v e n

In 1995, the company issued $40 million of unsecured Medium-Term Notes (MTNs) at a weighted average interest rate of 7.13%. These notes have 30-year terms with 10 year put and call options. Maturing MTNs totalled $8.5 million in 1995. The terms of the company's MTNs and First Mortgage Bonds are discussed in Note 3 to the Consolidated Financial Statements.

During 1995, $13.4 million was raised through the company's Dividend Reinvestment and Common Stock Purchase Plan (DRP) and Employee Savings Plans. The sum of net income and noncash charges, less dividends on common and preferred stock, totalled $68.6 million, representing 60.9% of capital expenditures.

1994

Capital expenditures totalled $119.8 million in 1994. Of this total, $73.4 million, or 61.3%, was expended for new business, reflecting greater housing starts in 1994. By the end of 1994, the company had 725,960 customer meters, an increase of 22,838, or 3.25% over the level at the end of 1993.

In 1994, net cash provided by operating activities amounted to $135.7 million, an increase of $51.3 million over the 1993 level. The increase resulted primarily from additional net income, reduced income tax payments because of greater current deductions for gas costs and the effect of a large drop in the cost of gas per therm on storage inventory levels. Partially offsetting these factors was the effect of transition costs paid to pipelines in accordance with FERC Order No. 636 that had not been collected from ratepayers.

In 1994, the company issued $36.0 million in 30-year unsecured MTNs at an interest rate of 6.95%. Proceeds from the 1994 issuance were used to retire $32.675 million of the 9 1/4% Series First Mortgage Bonds due 2018 and pay the redemption premium applicable thereto. Maturing MTNs in 1994 totalled $18.0 million.

During 1994, $14.0 million was raised through the DRP and Employee Savings Plans. The sum of net income and noncash charges, less dividends on common and preferred stock, amounted to $86.4 million in 1994, representing 72.1% of capital expenditures.

1993

In 1993, capital expenditures totalled $100.8 million. Of this level, $66.8 million, or 66.3% of the total was incurred for new business. By the end of 1993, the company had 703,122 customer meters, an increase of 19,845, or 2.9% over the level at the end of 1992.

In 1993, net cash provided by operating activities rose $9.0 million from the 1992 level to $84.4 million. Contributing to this improvement was a modest increase in net income and the positive cash flow effect of a shift from an undercollection of gas costs at the end of 1992 to an overcollection at the end of 1993. Partially offsetting these factors in 1993 was an increased outflow for income taxes due to lower current deductions for gas costs and an increase in storage gas inventories resulting from greater volumes and prices.

In 1993, the company issued $71.8 million in unsecured MTNs at a weighted average interest rate of 6.38%. Proceeds from these issuances were used to retire the remaining $20.0 million of the Adjustable Rate Series First Mortgage Bonds due December 20, 1997, to purchase and construct fixed assets and for other general corporate purposes.

During 1993, $16.0 million was raised through the DRP and Employee Savings Plans. The sum of net income and noncash charges, less dividends on common and preferred stock, amounted to $60.1 million in 1993, representing 59.7% of capital expenditures.

NON-UTILITY ACTIVITIES

During 1995, the company augmented cash flow through the sale of $45.1 million of certain non-utility accounts receivable related to the sale of merchandise. Similar sales of non-utility accounts receivable in 1994 and 1993 amounted to $45.0 million and $29.4 million, respectively. In 1995, the company received $2.0 million in cash as a result of the sale of its American Environmental Products, Inc. subsidiary.

HISTORICAL AND FUTURE CAPITAL REQUIREMENTS

The amount of maturities and sinking fund requirements on long-term debt for the ensuing five-year period is included in Note 3 to the Consolidated Financial Statements.

The company's commercial paper is currently rated A-1+, P-1 and F-1+ by Standard & Poor's Corporation, Moody's Investors Service and Fitch Investors Service, Inc., respectively. The company's First Mortgage Bonds are rated AA-, Aa2, and AA-, by Standard & Poor's Corporation, Moody's Investors Service and Fitch Investors Service, Inc., respectively. The company's unsecured MTNs are rated AA-, Aa3, and AA-, by Standard & Poor's Corporation, Moody's Investors Service and Fitch Investors Service, Inc., respectively.

The company's actual capital expenditures for 1993-1995 and projected capital expenditures for 1996-2000 are shown on the subsequent page. The company believes that the combination of available internal and external sources of funds will be adequate to meet its capital requirements.


                            t w e n t y - e i g h t

                                                CAPITAL EXPENDITURES
                                                    (Millions)
                                       Actual                                       Projected
                             -------------------------       -----------------------------------------------------------
                             1993      1994       1995       1996       1997       1998       1999      2000       Total
---------------------        ----      ----       ----       ----       ----       ----       ----      ----       -----
New Business  . . . .       $ 66.8   $ 73.4     $ 78.9     $ 79.3     $ 90.9     $ 86.8     $ 90.3    $ 99.3      $446.6
Replacements  . . . .         18.8     27.0       25.6       35.1       41.1       40.4       42.0      43.0       201.6
Other . . . . . . . .         15.2     19.4        8.2       15.9       15.9       16.6       15.5      14.9        78.8
                            ------   ------     ------     ------     ------     ------     ------    ------      ------
Total . . . . . . . .       $100.8   $119.8     $112.7     $130.3     $147.9     $143.8     $147.8    $157.2      $727.0
                            ======   ======     ======     ======     ======     ======     ======    ======      ======


OTHER FACTORS AFFECTING THE COMPANY

RATE RELIEF

Requests for rate relief are based on increased investment in plant and equipment, higher operating expenses and the need to earn an adequate return on invested capital.

The company made no filings for rate relief in any of its three major jurisdictions in 1995. However, results of operations in fiscal year 1995 benefitted from rate increases that were granted based on previous rate filings.

On August 1, 1994, the PSC of DC issued an order approving a Stipulation and Agreement providing for a $6.4 million increase in annual revenues for the District of Columbia division effective August 1, 1994. The agreement did not specify a rate of return. Terms of the agreement provide that the company will not file for additional rate relief prior to April 1, 1996, and that any increase in rates cannot be placed into effect in this jurisdiction before January 1, 1997.

On September 27, 1994, the company placed new rates into effect, subject to refund, in the Commonwealth of Virginia that were designed to collect an additional $15.7 million annually, pursuant to a rate filing made on April 29, 1994. In the filing, the company requested, among other items, recovery of the additional costs associated with implementing the effects of SFAS No. 106 in accordance with a previously issued generic order by the SCC of VA. On September 28, 1995, the SCC of VA issued an order approving an increase in annual revenues of $6.8 million, effective September 27, 1994, which included a return on equity of 11.50% and an overall rate of return of 9.72%. The order also allows the company to collect SFAS No. 106 costs in accordance with the generic order and certain environmental response costs. Amounts associated with the difference between the interim rates placed into effect on September 27, 1994, and the amount approved by the SCC of VA will be refunded, with interest, by January 1, 1996.

In the State of Maryland, increased rates designed to collect an additional $7.4 million in annual revenues were placed into effect on December 1, 1994, pursuant to an order issued by the PSC of MD on October 18, 1994. The increased rates apply to the company's Maryland division and Frederick Gas Company, Inc. subsidiary. This order resulted from an unopposed Stipulation and Agreement signed by a majority of the parties to the case, which had been filed on June 1, 1994.

COMPETITION AND CHANGE IN THE NATURAL GAS DISTRIBUTION INDUSTRY

The company has historically faced competitive pressures from other energy sources and is beginning to experience new competitive pressures within the gas industry and as a result of changes taking place in the electric industry.

The most significant competition the company faces continues to be between natural gas and electricity in the residential market, which contributes the most significant portion of the company's net income. The company currently maintains a price advantage over electricity in all of the jurisdictions it serves. The company continues to derive the majority share of the new residential construction market and believes customer preference for natural gas and a competitive price will allow the company to maintain its strong presence. In the interruptible market, fuel oil is the most significant competing energy alternative for this class of customer. The company's success in this market is largely dependent on changes in the price of gas vis-a-vis changes in the price of fuel oil.

The movement for deregulating natural gas and increasing competition in the industry has been evolving since the passage of the Natural Gas Policy Act of 1978, which brought about a gradual decontrol of the wellhead price of natural gas and allowed for market-based prices. At the Federal regulatory level the trend toward deregulation continued throughout the 1980s and substantially culminated in the implementation of FERC Order No. 636 in November 1993. This order removed the merchant function from the pipelines that serve local distribution companies (LDCs) such as the company. The pipelines have become providers of storage and transportation services and LDCs have assumed the responsibility for procuring satisfactory gas supplies and pipeline capacity levels.

Recently, regulatory initiatives have begun in several states to further extend competition to the consumer. Proposals have included market-based performance standards for gas cost recovery by LDCs, a greater focus on incentive regulation, and "unbundling" of the services currently provided by LDCs. Unbundling is expected to increase competition among providers and


                             t w e n t y - n i n e
offer choices to consumers for those services that can be separated and priced individually. Such services can include sales of gas and servicing consumer appliances. In unbundling situations, the company will continue to offer delivery service for the transportation of natural gas on its distribution system. The company's customer base and its location in relation to pipelines make it less susceptible to the risk of bypass on its system than other companies.

In the company's service area, unbundled service has begun in the state of Maryland. The PSC of MD has approved company tariffs that became effective September 1, 1995, whereby all interruptible customers in Maryland became delivery service customers and must elect whether to buy gas from the company or third-party suppliers such as marketers or other gas companies. The company still provides delivery service to transport gas through the distribution system to the customer. New delivery service tariffs for certain firm group metered apartments and commercial customers became effective on November 1, 1995, and a residential delivery service pilot program is expected to be implemented in late 1996. If the unbundled sale of the gas commodity is no longer regulated at the LDC level, the ability of the company to compete successfully and take advantage of the potential opportunity to increase its profitability will be dependent upon, among other factors, the competitiveness of its gas supplies and capacity.

Regulatory filings addressing unbundling issues in the District of Columbia and Virginia jurisdictions are likely to be filed in the near future. The company will continue to be proactive in its approach to shaping the transition from traditional ratemaking concepts to new concepts that incorporate competition and customer choice.

Changes in the electric industry have implications for the gas industry. The National Energy Policy Act of 1992 allows unregulated independent power producers to sell power to wholesale customers in competition with regulated electric utilities. The FERC has proposed to require jurisdictional electric utilities to offer nondiscriminatory open access transmission and ancillary services to eligible customers comparable to the service they provide at the wholesale level. Merger and acquisition activity in the electric industry has increased, including a proposal for a merger in 1997 of two neighboring utilities to the company, Baltimore Gas and Electric Company and Potomac Electric Power Company. Events such as these should reduce electricity costs and cause competition to intensify.

The company accounts for the regulated activities in which it is engaged in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In certain circumstances, SFAS No. 71 allows entities whose rates are determined by third-party regulators to defer costs as regulatory assets in the balance sheet to the extent that they are expected to be recovered in future rates. However, as competition increases and the company becomes more subject to the impact of deregulation and the attendant effects that it brings, the company may not be able to apply SFAS No. 71 to all or parts of its business. If this were to occur, the company would be required to apply accounting standards utilized by unregulated enterprises. This would require the expensing of costs previously deferred as regulatory assets in the Consolidated Balance Sheet. The composition of regulatory assets is shown in Note 1 to the Consolidated Financial Statements.

GAS SUPPLY AND CAPACITY

Since the FERC implemented Order No. 636 in November 1993, the company has been responsible for purchasing its own gas supplies from producers and marketers, and arranging for the delivery of these gas supplies using the transportation and storage capacity rendered by the interstate pipelines.

The company must assure that it has sufficient gas supply and delivery capacity to meet its obligations to serve its customers under all weather conditions. At the same time, and considering the continuing trend toward unbundling the traditional merchant function of the distribution company to procure natural gas and related capacity on behalf of its retail customers, the company must assure that it only commits to supply and capacity levels that it believes will allow it to remain competitive. The company has adopted a diversified portfolio approach designed to satisfy the supply and deliverability requirements of its customers. The company maintains numerous sources of supply, dependable transportation and storage arrangements and its own substantial storage and peaking capabilities to meet the demands of its customers.

The company has 15 long-term gas supply contracts with various producers or marketers which expire between 1997 and 2003 and under which the company can purchase up to 112 million dekatherms of natural gas per year. Any supplies not acquired under these long-term contracts are acquired under seasonal contracts or from short-term purchases on the spot market. In fiscal year 1995, supplies were acquired from a combination of 49 producers or marketers including volumes acquired under the 15 contracts discussed above.

Of the anticipated annual sendout, 80.0% is expected to be delivered through firm transportation, 18.0% will be delivered from transportation storage and the remainder will be supplied by company owned peak shaving facilities or other peak shaving sources. The company has contracts for firm storage and transportation services with three pipeline suppliers which connect directly to the company's distribution system and four other upstream pipelines. The company pays fixed charges to these direct and upstream pipeline suppliers for the services they provide under contracts with termination dates as early as 1997 and as late as 2013.



                                  t h i r t y

The cost of natural gas and pipeline services supplied under the contracts previously described are included in purchased gas costs and recoverable in the rates the company charges its customers, subject to regulatory review. See Note 11 to the Consolidated Financial Statements for a further discussion of the commitments under the contracts previously described.

The company continues to pay to the pipelines transition costs associated with the implementation of FERC Order No. 636. This matter is discussed in Note 9 to the Consolidated Financial Statements.

ENVIRONMENTAL MATTERS

The company and its subsidiaries are subject to various laws related to environmental matters, as discussed in Note 10 to the Consolidated Financial Statements.

LABOR MATTERS

On April 7, 1995, the approximately 500 members of the Office and Professional Employees International Union (Local 2) voted to ratify a new labor agreement with the company. The agreement is for five years, provides for a lump sum payment of 2.25% of base pay on April 1, 1996, and allows Local 2 employees the opportunity to earn annual cash incentives beginning in the third year based on the company meeting certain financial goals.

On May 31, 1995, a three year labor agreement between the parent company and the approximately 1,050 member bargaining unit of the International Union of Gas Workers (IUGW) expired. These workers represent approximately 44% of the company's work force.

On May 25, 1995, following two months of contract negotiations, the union membership voted to give its leadership authority to strike. Faced with this potential for a strike and the company's responsibility to provide uninterrupted natural gas service to its customers, on June 10, 1995, the company exercised its rights under Federal labor laws by locking out the IUGW bargaining unit after agreeing to three contract extensions.

During the lockout, the company made two good faith offers as part of its bargaining process but the membership of the IUGW voted three times to reject these offers. On September 25, 1995, after negotiations between the company and the IUGW had reached an impasse, the company installed the terms of its August 28, 1995 final contract offer. The bargaining unit was invited to return to work on September 27, 1995. The vast majority of IUGW-eligible employees did return to work on that date, and all were back within two weeks.

As of November 21, 1995, there was no signed contract in effect between the company and IUGW. Accordingly, the no strike/no lockout provision, usually included in a collective bargaining agreement, is not in effect and no assurance can be given that work stoppages may not occur. In the event a work stoppage occurs during the heating season of 1995/1996, the company is prepared to maintain operations.

INFLATION

To help cope with the effects of inflation on its capital investment and returns, the company seeks rate relief from its regulatory commissions. The most significant impact of inflation is on the company's replacement cost of plant and equipment. While the regulatory commissions having jurisdiction over the company's retail rates allow depreciation only on the basis of historical cost to be recovered in rates, the company anticipates that it will be allowed to recover the increased cost of its investment and earn a return thereon after replacement of the facilities occurs.

SUMMARY OF RATE APPLICATIONS AND RESULTS                                     Increase in
                                                                            Annual Revenues
                                                                       ------------------------
                                                                         Amount        Amount             Allowed
                                        Effective       Test Year      Requested      Granted            Return on
           Jurisdiction                    Date       12 Mos. Ended    (Millions)    (Millions)        Common Equity
--------------------------------------------------------------------------------------------------------------------
Virginia  . . . . . . . . . . . . .       4/5/89         12/31/88      $   9 .1       $   8.5                13.00%
Maryland  . . . . . . . . . . . . .      8/23/89          4/30/89          16.5           7.9                12.80
District of Columbia  . . . . . . .       6/1/90          5/31/89          17.2           4.5                    a/
Virginia  . . . . . . . . . . . . .       7/6/90          3/31/90          7 .7           7.1                13.00
Maryland  . . . . . . . . . . . . .       8/1/93         12/31/92          26.2          10.6                    b/
District of Columbia  . . . . . . .     10/19/93          9/30/92          24.5           4.7                11.50
District of Columbia  . . . . . . .       8/1/94          9/30/93          17.3           6.4                    a/
Virginia  . . . . . . . . . . . . .      9/27/94         12/31/93          15.7           6.8                11.50
Maryland  . . . . . . . . . . . . .      12/1/94          3/31/94          17.6           7.4                    b/

a/  Application was settled without stipulating the return on common equity.

b/ Rates were implemented as a result of a settlement agreement. The return on equity indicated in the order of 11.5% was not utilized to establish rates.



                              t h i r t y - o n e

CONSOLIDATED STATEMENT OF INCOME

Washington Gas Light Company
Years Ended September 30

                                                                      1995             1994               1993
---------------------------------------------------------------------------------------------------------------
                                                                          (Thousands, Except Per Share Data)

OPERATING REVENUES  . . . . . . . . . . . . . . . . . . .         $828,748         $914,863           $894,300
Cost of Gas . . . . . . . . . . . . . . . . . . . . . . .          390,041          462,195            478,982
                                                                  --------         --------           --------
NET REVENUES  . . . . . . . . . . . . . . . . . . . . . .          438,707          452,668            415,318
                                                                  --------         --------           --------

OTHER OPERATING EXPENSES
   Operation  . . . . . . . . . . . . . . . . . . . . . .          163,518          171,612            151,799
   Maintenance  . . . . . . . . . . . . . . . . . . . . .           31,268           35,789             33,452
   Depreciation and amortization  . . . . . . . . . . . .           46,385           43,494             39,766
   General taxes (Note 6) . . . . . . . . . . . . . . . .           67,829           72,177             69,738
   Income taxes (See Statement and Note 5)  . . . . . . .           37,514           37,264             34,601
                                                                  --------         --------           --------
                                                                   346,514          360,336            329,356
                                                                  --------         --------           --------

OPERATING INCOME  . . . . . . . . . . . . . . . . . . . .           92,193           92,332             85,962
Other Income (Loss)-Net (Note 7)  . . . . . . . . . . . .            2,610              274             (1,774)
                                                                  --------         --------           --------

INCOME BEFORE INTEREST EXPENSE  . . . . . . . . . . . . .           94,803           92,606             84,188
Interest Expense  . . . . . . . . . . . . . . . . . . . .           31,894           32,147             29,109
                                                                  --------         --------           --------

NET INCOME  . . . . . . . . . . . . . . . . . . . . . . .           62,909           60,459             55,079
Dividends on Preferred Stock  . . . . . . . . . . . . . .            1,333            1,335              1,336
                                                                  --------         --------           --------

NET INCOME APPLICABLE TO COMMON STOCK   . . . . . . . . .         $ 61,576         $ 59,124           $ 53,743
                                                                  ========         ========           ========

AVERAGE COMMON SHARES OUTSTANDING   . . . . . . . . . . .           42,575           41,835             41,043
                                                                  ========         ========           ========
EARNINGS PER AVERAGE SHARE OF COMMON STOCK  . . . . . . .         $   1.45         $   1.41           $   1.31
                                                                  ========         ========           ========




  The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.


                              t h i r t y - t w o

CONSOLIDATED BALANCE SHEET

Washington Gas Light Company
September 30

                                                                            1995              1994
-----------------------------------------------------------------------------------------------------
                                                                              (Thousands)
ASSETS

PROPERTY, PLANT AND EQUIPMENT
   At original cost . . . . . . . . . . . . . . . . . . . . . .        $1,608,518       $1,516,201
   Accumulated depreciation and amortization  . . . . . . . . .          (552,460)        (521,180)
                                                                       ----------       ----------
                                                                        1,056,058          995,021
                                                                       ----------       ----------
CURRENT ASSETS
   Cash and cash equivalents  . . . . . . . . . . . . . . . . .            13,911            3,522
   Accounts receivable  . . . . . . . . . . . . . . . . . . . .            41,528           60,682
   Gas costs due from customers . . . . . . . . . . . . . . . .               692            3,790
   Allowance for doubtful accounts  . . . . . . . . . . . . . .           (10,580)         (11,300)
   Accrued utility revenues . . . . . . . . . . . . . . . . . .            18,323           21,582
   Materials and supplies-principally at average cost . . . . .            14,296           14,991
   Storage gas-at cost (first-in, first-out)  . . . . . . . . .            53,361           59,967
   Deferred income taxes (See Statement and Note 5) . . . . . .            19,710           14,369
   Other prepayments, principally taxes . . . . . . . . . . . .             7,799            7,842
                                                                       ----------       ----------
                                                                          159,040          175,445
                                                                       ----------       ----------

DEFERRED CHARGES AND OTHER ASSETS  (Note 1) . . . . . . . . . .           145,040          162,488
                                                                       ----------       ----------

           Total  . . . . . . . . . . . . . . . . . . . . . . .        $1,360,138       $1,332,954
                                                                       ==========       ==========

CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Statement)
   Common shareholders' equity  . . . . . . . . . . . . . . . .        $  513,044       $  485,504
   Preferred stock  . . . . . . . . . . . . . . . . . . . . . .            28,471           28,498
   Long-term debt . . . . . . . . . . . . . . . . . . . . . . .           329,051          342,270
                                                                       ----------       ----------
                                                                          870,566          856,272
                                                                       ----------       ----------
CURRENT LIABILITIES
   Current maturities (Note 3)  . . . . . . . . . . . . . . . .            52,505            8,560
   Notes payable (Note 2) . . . . . . . . . . . . . . . . . . .                --           52,912
   Accounts and wages payable . . . . . . . . . . . . . . . . .            80,523           84,961
   Dividends declared . . . . . . . . . . . . . . . . . . . . .            12,353           12,045
   Customer deposits and advance payments . . . . . . . . . . .            15,408           15,741
   Accrued taxes  . . . . . . . . . . . . . . . . . . . . . . .             6,253            9,647
   Accrued interest . . . . . . . . . . . . . . . . . . . . . .             5,577            5,524
   Pipeline refunds due to customers  . . . . . . . . . . . . .            10,560            7,572
   Gas costs due to customers . . . . . . . . . . . . . . . . .            29,871            3,961
   Rate refund due to customers . . . . . . . . . . . . . . . .             9,306               --
                                                                       ----------       ----------
                                                                          222,356          200,923
                                                                       ----------       ----------
DEFERRED CREDITS
   Unamortized investment tax credits . . . . . . . . . . . . .            23,353           24,345
   Deferred income taxes (See Statement and Note 5) . . . . . .           121,157          116,046
   Other      . . . . . . . . . . . . . . . . . . . . . . . . .           122,706          135,368
                                                                       ----------       ----------
                                                                          267,216          275,759
                                                                       ----------       ----------
COMMITMENTS AND CONTINGENCIES (Notes 9, 10, and 11)

           Total  . . . . . . . . . . . . . . . . . . . . . . .        $1,360,138       $1,332,954
                                                                       ==========       ==========


  The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                            t h i r t y - t h r e e

CONSOLIDATED STATEMENT OF CASH FLOWS

Washington Gas Light Company
Years Ended September 30

                                                                       1995            1994           1993
----------------------------------------------------------------------------------------------------------
                                                                                 (Thousands)
OPERATING ACTIVITIES
Net Income  . . . . . . . . . . . . . . . . . . . . . . . . .     $   62,909     $    60,459   $    55,079
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization (a)  . . . . . . . . . . . .       52,329          49,029        42,689
     Deferred income taxes-net  . . . . . . . . . . . . . . . .        2,036          13,277         1,701
     Amortization of investment tax credits . . . . . . . . . .         (992)         (1,014)       (1,034)
     Allowance for funds used during construction . . . . . . .         (443)           (200)          (19)
     Other noncash charges and credits-net  . . . . . . . . . .        1,519          12,937         6,555
                                                                  ----------     -----------   -----------
                                                                     117,358         134,488       104,971
Changes in assets and liabilities:
     Accounts receivable and accrued utility revenues . . . . .       21,693           4,764       (12,972)
     Gas costs due from/to customers-net  . . . . . . . . . . .       29,008          (4,243)       16,732
     Storage and prepaid gas costs  . . . . . . . . . . . . . .        6,606          16,187       (22,775)
     Other prepayments, principally taxes . . . . . . . . . . .           43          (1,752)       (1,092)
     Accounts and wages payable . . . . . . . . . . . . . . . .       (7,954)        (27,930)        9,174
     Customer deposits and advance payments . . . . . . . . . .         (333)           (382)          629
     Accrued taxes  . . . . . . . . . . . . . . . . . . . . . .       (3,394)          3,925        (1,018)
     Pipeline refunds due to customers  . . . . . . . . . . . .        2,988           5,717        (2,610)
     Rate refund due to customers . . . . . . . . . . . . . . .        9,306              --            --
     Deferred purchased gas costs . . . . . . . . . . . . . . .       (2,625)          3,046        (2,636)
     Other-net  . . . . . . . . . . . . . . . . . . . . . . . .        5,492           1,909        (3,984)
                                                                  ----------     -----------   -----------

        Net Cash Provided by Operating Activities . . . . . . .      178,188         135,729        84,419
                                                                  ----------     -----------   -----------

FINANCING ACTIVITIES
Common stock issued . . . . . . . . . . . . . . . . . . . . . .       13,368          14,027        16,028
Long-term debt issued . . . . . . . . . . . . . . . . . . . . .       40,000          36,000        71,800
Long-term debt retired  . . . . . . . . . . . . . . . . . . . .       (9,322)        (50,719)      (20,632)
Notes payable . . . . . . . . . . . . . . . . . . . . . . . . .      (52,912)         31,458        (5,481)
Dividends on common and preferred stock . . . . . . . . . . . .      (48,731)        (48,042)      (44,842)
                                                                  ----------     -----------   -----------

   Net Cash Provided by (Used in) Financing Activities  . . . .      (57,597)        (17,276)       16,873
                                                                  ----------     -----------   -----------

INVESTING ACTIVITIES
Proceeds from sale of non-utility subsidiary  . . . . . . . . .        2,000              --            --
Capital expenditures  . . . . . . . . . . . . . . . . . . . . .     (112,715)       (119,796)     (100,778)
Other investing activities  . . . . . . . . . . . . . . . . . .          513              --         1,146
                                                                  ----------     -----------   -----------

   Net Cash Used in Investing Activities  . . . . . . . . . . .     (110,202)       (119,796)      (99,632)
                                                                  ----------     -----------   -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  . . . . . . .       10,389          (1,343)        1,660
Cash and Cash Equivalents at Beginning of Year  . . . . . . . .        3,522           4,865         3,205
                                                                  ----------     -----------   -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR  . . . . . . . . . . .   $   13,911     $     3,522   $     4,865
                                                                  ==========     ===========   ===========

(a) Includes amounts charged to other accounts.
-------------------------------------------------------------------------------
Cash equivalents are highly liquid investments with a maturity of three months or less when purchased.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

   Income taxes paid  . . . . . . . . . . . . . . . . . . . . .   $   38,824     $    22,334   $    33,261
   Interest paid  . . . . . . . . . . . . . . . . . . . . . . .   $   30,879     $    31,345   $    28,238
--------------------------------------------------------------------------------------------------------------

  The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                             t h i r t y - f o u r

CONSOLIDATED STATEMENT OF CAPITALIZATION

Washington Gas Light Company
September 30

                                                                    1995                      1994
---------------------------------------------------------------------------------------------------------------

                                                                           (Dollars in Thousands)
COMMON SHAREHOLDERS' EQUITY (SEE STATEMENT)
  Common stock, $1 par value, authorized
    80,000,000 shares, issued 42,944,831
    and 42,208,476 shares (Note 4)  . . . . . . . . . . . .   $   42,945                   $42,208
  Paid-in capital . . . . . . . . . . . . . . . . . . . . .      289,285                   276,729
  Retained earnings . . . . . . . . . . . . . . . . . . . .      182,733                   168,863
  Deferred compensation . . . . . . . . . . . . . . . . . .       (1,680)                   (1,854)
  Treasury stock-at cost, 12,868 and 21,854 shares. . . . .         (239)                     (442)
                                                                --------                  --------
           Total Common Shareholders' Equity  . . . . . . .      513,044         58.9%     485,504          56.7%
                                                                --------        -----     --------         -----

PREFERRED STOCK WITHOUT PAR VALUE,
  authorized 1,500,000 shares, outstanding
    $4.80 series, 150,000 shares  . . . . . . . . . . . . .       15,000                    15,000
    $4.25 series, 70,600 shares   . . . . . . . . . . . . .        7,173                     7,173
    $5.00 series, 60,000 shares   . . . . . . . . . . . . .        6,000                     6,000
    $4.36 convertible series, 2,348 and 2,549 shares  . . .          235                       255
    $4.60 convertible series, 635 and 702 shares  . . . . .           63                        70
                                                                --------                  --------
           Total Preferred Stock  . . . . . . . . . . . . .       28,471          3.3       28,498           3.3
                                                                --------        -----     --------         -----

LONG-TERM DEBT (Note 3)
   First mortgage bonds
    7 7/8% series due September 1, 2016   . . . . . . . .         50,000                    50,000
    8 5/8% series due March 1, 2017   . . . . . . . . . . .       35,500                    35,500
    9 1/4% series due April 15, 2018  . . . . . . . . . . .       17,325                    17,325
    8 3/4% series due July 1, 2019    . . . . . . . . . . .       50,000                    50,000
                                                                --------                  --------
                                                                 152,825                   152,825
                                                                --------                  --------
   Unsecured medium-term notes
    Due fiscal year 1995, 4.80% to 5.38%  . . . . . . . . .           --                     8,500
    Due fiscal year 1996, 4.57%   . . . . . . . . . . . . .        2,500                     2,500
    Due fiscal year 1997, 6.50% to 6.58%  . . . . . . . . .        8,000                     8,000
    Due fiscal year 1998, 6.43% to 8.00%  . . . . . . . . .       15,800                    15,800
    Due fiscal year 1999, 6.50% to 7.97%  . . . . . . . . .       21,700                    21,700
    Due fiscal year 2002, 6.90% to 7.56%  . . . . . . . . .       45,600                    45,600
    Due fiscal year 2003, 6.90%   . . . . . . . . . . . . .        5,000                     5,000
    Due fiscal year 2008, 6.51% to 6.61%  . . . . . . . . .       20,100                    20,100
    Due fiscal year 2022, 6.94% to 6.95%  . . . . . . . . .        5,000                     5,000
    Due fiscal year 2023, 6.50% to 7.04%  . . . . . . . . .       30,000                    30,000
    Due fiscal year 2024, 6.95%   . . . . . . . . . . . . .       36,000                    36,000
    Due fiscal year 2025, 6.50% to 7.76%  . . . . . . . . .       40,000                        --
                                                                --------                  --------
                                                                 229,700                   198,200
                                                                --------                  --------

   Other long-term debt . . . . . . . . . . . . . . . . . .          201                     1,023
   Unamortized premium and (discount)-net . . . . . . . . .       (1,170)                   (1,218)
                                                                --------                  --------
   Total long-term debt . . . . . . . . . . . . . . . . . .      381,556                   350,830
                                                                --------                  --------
   Less current maturities  . . . . . . . . . . . . . . . .       52,505                     8,560
                                                                --------                  --------
           Long-Term Debt . . . . . . . . . . . . . . . . .      329,051         37.8      342,270          40.0
                                                                --------        -----     --------         -----
                                                                $870,566        100.0%    $856,272         100.0%
                                                                ========        =====     ========         =====

  The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                             t h i r t y - f i v e

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY

Washington Gas Light Company

                                                    Common Stock Issued
                                                   ---------------------      Paid-in        Deferred       Treasury       Retained
                                                   Shares          Amount     Capital       Compensation      Stock        Earnings
                                                  --------         ------    ---------      ------------     --------      --------
                                                                                (Dollars in Thousands)
BALANCE SEPTEMBER 30, 1992  . . . . . .          40,703,762       $40,704     $247,210        $   (647)       $(1,195)     $147,049
  Net income  . . . . . . . . . . . . .                                                                                      55,079
  Common stock expense  . . . . . . . .                                            (18)
  Purchase of shares  . . . . . . . . .                                                                          (615)
  Deferred compensation   . . . . . . .                                            913          (2,054)         1,597
  Dividend reinvestment plan  . . . . .             596,412           596       11,386
  Employee savings plans  . . . . . . .             201,196           200        3,846
  Conversion of preferred stock   . . .               3,418             4           27
  Dividends declared:
    Common stock ($1.085 per share) . .                                                                                     (44,702)
    Preferred stock   . . . . . . . . .                                                                                      (1,336)
                                                 ----------       -------     --------        --------       --------       -------
BALANCE SEPTEMBER 30, 1993  . . . . . .          41,504,788        41,504      263,364          (2,701)          (213)      156,090
  Net income  . . . . . . . . . . . . .                                                                                      60,459
  Deferred compensation . . . . . . . .                                             21             847           (229)
  Dividend reinvestment plan  . . . . .             539,108           540       10,244
  Employee savings plans  . . . . . . .             162,226           162        3,081
  Conversion of preferred stock   . . .               2,354             2           19
  Dividends declared:
    Common stock ($1.105 per share) . .                                                                                     (46,351)
    Preferred stock   . . . . . . . . .                                                                                      (1,335)
                                                 ----------       -------     --------        --------       --------       -------
BALANCE SEPTEMBER 30, 1994  . . . . . .          42,208,476        42,208      276,729          (1,854)          (442)      168,863
  Net income  . . . . . . . . . . . . .                                                                                      62,909
  Common stock expense  . . . . . . . .                                            (18)
  Deferred compensation   . . . . . . .                                            (83)            174            203
  Dividend reinvestment plan  . . . . .             596,140           596       10,264
  Employee savings plans  . . . . . . .             137,372           138        2,370
  Conversion of preferred stock   . . .               2,843             3           23
  Dividends declared:
    Common stock ($1.1175 per share). .                                                                                     (47,706)
    Preferred stock   . . . . . . . . .                                                                                      (1,333)
                                                 ----------       -------     --------        --------       --------       -------
BALANCE SEPTEMBER 30, 1995  . . . . . .          42,944,831       $42,945     $289,285        $ (1,680)       $  (239)     $182,733
                                                 ==========       =======     ========        ========       ========      ========



  The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                              t h i r t y - s i x

CONSOLIDATED STATEMENT OF INCOME TAXES

Washington Gas Light Company

                                                                 1995              1994             1993
-------------------------------------------------------------------------------------------------------------
Years Ended September 30                                                 (Dollars in Thousands)
INCOME TAX EXPENSE (Note 5)
   Charged to other operating expenses
      Current . . . . . . . . . . . . . . . . . . . . . .     $35,598            $24,637            $32,751
                                                              -------            -------            -------
      Deferred
         Accelerated depreciation . . . . . . . . . . . .      10,215             10,254              9,564
         Losses/gains on reacquired debt  . . . . . . . .        (469)             1,662                (91)
         Deferred gas costs   . . . . . . . . . . . . . .      (4,450)             4,255             (5,161)
         Pensions and other employee benefit costs  . . .         214             (2,077)              (429)
         Demand side management costs . . . . . . . . . .       1,976                155               (518)
         Inventory overheads  . . . . . . . . . . . . . .      (3,126)                48                225
         Other  . . . . . . . . . . . . . . . . . . . . .      (1,452)              (656)              (706)
                                                              -------            -------            -------
           Total Deferred Income Tax Expense  . . . . . .       2,908             13,641              2,884
                                                              -------            -------            -------
      Amortization of investment tax credits  . . . . . .        (992)            (1,014)            (1,034)
                                                              -------            -------            -------
                                                               37,514             37,264             34,601
                                                              -------            -------            -------
   Charged to other income (loss)-net
      Current . . . . . . . . . . . . . . . . . . . . . .         142                690               (296)
      Deferred  . . . . . . . . . . . . . . . . . . . . .        (872)              (364)            (1,183)
                                                              -------            -------            -------
                                                                 (730)               326             (1,479)
                                                              -------            -------            -------

           Total Income Tax Expense   . . . . . . . . . .     $36,784            $37,590            $33,122
                                                              =======            =======            =======

RECONCILIATION BETWEEN THE STATUTORY FEDERAL
   INCOME TAX RATE AND THE EFFECTIVE TAX RATE
      Income tax at statutory Federal income tax rate . . . . . . $34,893   35.00%     $34,317    35.00%   $30,650     34.75%
                                                                  -------   -----      -------    -----    -------     -----
      Increases (decreases) in tax resulting from
         Accelerated depreciation less amount deferred  . . . . .   2,837    2.85        2,195     2.24      1,800      2.04
         Amortization of investment tax credits . . . . . . . . .    (992)  (1.00)      (1,014)   (1.03)    (1,034)    (1.17)
         Cost of removal  . . . . . . . . . . . . . . . . . . . .    (488)   (.49)        (435)    (.44)      (322)     (.37)
         State income taxes . . . . . . . . . . . . . . . . . . .   2,112    2.12        1,892     1.93      1,796      2.04
         Other items-net  . . . . . . . . . . . . . . . . . . . .  (1,578)  (1.58)         635      .64        232       .26
                                                                  -------   -----      -------    -----    -------     -----

      Income Tax Expense and Effective Tax Rate . . . . . . . . . $36,784   36.90%     $37,590    38.34%   $33,122     37.55%
                                                                  =======   =====      =======    =====    =======     =====

                                                                        1995                            1994
                                                           -----------------------------     -------------------------------
ACCUMULATED DEFERRED INCOME TAXES AT SEPTEMBER 30           Current         Non-current        Current          Non-current
                                                           ----------      -------------     ----------          -----------
      Deferred tax assets
         Pensions and other employee benefit costs  . . .  $  5,623          $   6,202         $   6,148           $  5,913
         Uncollectible accounts . . . . . . . . . . . . .     2,703            --                  2,879              --
         Inventory overheads  . . . . . . . . . . . . . .     5,165            --                  1,844              --
         Other  . . . . . . . . . . . . . . . . . . . . .       991             12,905               853             11,835
         Valuation allowance  . . . . . . . . . . . . . .    --                 (2,470)           --                 (3,352)
                                                           --------          ---------         ---------           --------
           Total Assets   . . . . . . . . . . . . . . . .  $ 14,482          $  16,637         $  11,724           $ 14,396
                                                           --------          ---------         ---------           --------
      Deferred tax liabilities
         Accelerated depreciation . . . . . . . . . . . .  $ --              $ 100,381         $  --               $ 90,205
         Losses/gains on reacquired debt  . . . . . . . .    --                  3,046            --                  3,537
         Construction overheads . . . . . . . . . . . . .    --                  3,246            --                  3,412
         Income taxes recoverable through future rates  .    --                 20,267            --                 22,545
         Deferred gas costs . . . . . . . . . . . . . . .    (5,228)             1,682            (2,645)             3,353
         Demand side management costs . . . . . . . . . .    --                  7,196            --                  4,994
         Other  . . . . . . . . . . . . . . . . . . . . .    --                  1,976            --                  2,396
                                                           --------          ---------         ---------           --------
           Total Liabilities  . . . . . . . . . . . . . .  $ (5,228)         $ 137,794         $  (2,645)         $ 130,442
                                                           --------          ---------         ---------           --------

           Total Accumulated Deferred Income Taxes  . . .  $ 19,710          $(121,157)        $  14,369          $(116,046)
                                                           ========          =========         =========           ========


  The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.


                            t h i r t y - s e v e n

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Washington Gas Light Company

1. ACCOUNTING POLICIES

NATURE OF OPERATIONS
Washington Gas Light Company (company) is a public utility that delivers and sells natural gas to metropolitan Washington, D.C. and adjoining areas through three divisions and two distribution subsidiaries. The company's three jurisdictional divisions are located in the District of Columbia, Maryland and Virginia. Portions of West Virginia are served by one of the company's distribution subsidiaries. An additional subsidiary operates an underground storage field on behalf of the company. As of September 30, 1995, the company and its distribution subsidiaries served almost 751,000 customer meters. Therms delivered to firm customers accounted for 69% of the company's total therms delivered in fiscal year 1995, and the company is not dependent on one customer or group of customers. The company's non-utility operations are insignificant.

CONSOLIDATION
The consolidated financial statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. Certain amounts in financial statements of prior years have been reclassified to conform to the presentation of the current year.

USE OF ESTIMATES IN THE PREPARATION
OF FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REGULATED OPERATIONS
The company and its utility subsidiaries account for their regulated operations in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), as amended and supplemented by subsequently issued standards. These standards set forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the ratesetting process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this results, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses as those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). As required by SFAS No. 71 (as amended and supplemented), the company monitors the regulatory and competitive environment in which it operates to determine that its regulatory assets continue to be probable of recovery. If it is determined that an asset is no longer probable of recovery, the asset would be written off against income.

The amounts recorded as regulatory assets and regulatory liabilities in the Consolidated Balance Sheet at September 30, 1995 and 1994 follow.

                                            1995           1994
                                           --------     ----------
REGULATORY ASSETS:                               (Millions)
Income tax-related amounts
  due from customers
  (Note 5)  . . . . . . . . . . . . .      $   43.8     $    46.6
Demand side management
  costs due from customers  . . . . .          22.0          20.9
Order 636 transition costs
  due from customers
  (Note 9)  . . . . . . . . . . . . .          17.8          37.1
Environmental response
  costs (Note 10)   . . . . . . . . .          14.3          12.4
Other postretirement benefit
  costs (Note 8)  . . . . . . . . . .          10.5           6.7
Losses on reacquired debt . . . . . .           7.6           8.7
Purchased gas costs . . . . . . . . .           4.6           1.9
Gas costs due from customers  . . . .            .7           3.8
Other . . . . . . . . . . . . . . . .           1.2           2.3
                                           --------     ---------
                                           $  122.5     $   140.4
                                           ========     =========

                                            1995           1994
                                           --------     ----------
REGULATORY LIABILITIES:                          (Millions)
Refunds due to customers  . . . . . .      $   33.7     $    22.6
Gas costs due to customers  . . . . .          29.9           4.0
Income tax-related amounts
  due to customers  . . . . . . . . .          23.5          24.1
Demand side management
  costs due to customers  . . . . . .           2.6           7.9
Other . . . . . . . . . . . . . . . .           2.3           2.4
                                           --------     ---------
                                           $   92.0     $    61.0
                                           ========     =========

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at original cost including labor, materials, taxes and overheads. An Allowance for Funds Used During Construction (AFUDC) is capitalized as a component of the construction overheads. The amount of AFUDC capitalized in 1995, 1994 and 1993 was $443,000, $200,000 and $19,000,
respectively.



                            t h i r t y - e i g h t

The original cost of depreciable units of plant retired, together with the cost of removal, net of salvage, is charged to accumulated depreciation. Maintenance and repairs are charged to operating expenses, except that charges applicable to transportation and power-operated equipment are allocated to operating expenses, construction and other accounts based on the use of such equipment. Betterments and renewals are capitalized. Depreciation applicable to the company's gas plant in service is calculated primarily on a straight-line remaining life basis. The composite rate was 2.97% for 1995, 1994 and 1993.
The adequacy of the company's depreciation rates is periodically reviewed considering estimated remaining lives and other factors.

REVENUES
Customer meters are read and bills are rendered on a cycle basis. Revenues from gas delivered but not yet billed are accrued.

COST OF GAS
The company has a purchased gas adjustment clause in each jurisdiction which provides for the adjustment of rates charged to firm customers as gas costs rise or fall from a stipulated base gas cost. Moreover, each jurisdiction in which the company operates provides for an annual reconciliation of total gas costs billed to firm customers with the actual cost of gas recorded in the accounts. Any excess or deficiency is deferred and the deferred balance is recovered from or refunded to customers over a subsequent twelve-month period. The amounts related to these reconciliations are reflected in the captions Gas costs due from customers and Gas costs due to customers.

PROVISION FOR RATE REFUNDS
The company records a provision for rate refunds for the difference between the amount it is collecting in rates subject to refund and the amount expected to be recovered as a result of a final regulatory decision.

REACQUISITION OF LONG-TERM DEBT
Gains or losses resulting from the reacquisition of long-term debt are deferred for book purposes and amortized over future periods as adjustments to interest expense. No gains or losses were realized in 1995. Losses realized and deferred were $6.2 million in 1994 and $0.8 million in 1993. For income tax purposes, gains and losses are recognized currently.

NEW ACCOUNTING STANDARD
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " (SFAS No. 121). SFAS No. 121 establishes accounting standards for the impairment of long-lived assets and also requires that regulatory assets which are no longer probable of recovery through future revenues be charged to earnings. Since the company's policy was identical to the policy prescribed by SFAS No. 121, implementation of this standard in 1995 had no effect on the company.

2. SHORT-TERM DEBT

The company's short-term financing requirements are satisfied through the sale of commercial paper or bank borrowings. The company maintains credit lines and a revolving credit agreement to support its outstanding commercial paper and to permit short-term borrowing flexibility.

As of September 30, 1995, the company had permanent bank lines of credit available of $20 million, all of which were unused. In support of the permanent lines, the company pays commitment or non-usage fees of .07% per annum of the unused lines. Of these lines, $15 million expire on June 30, 1996 with the remaining $5 million expiring on June 30, 1998. The company has $20 million of additional bank lines of credit which are temporary lines that are available during the heating season and for which no compensation is paid unless activated. The temporary lines became available in September and October 1995. Of these lines, $5 million will expire on April 1, 1996 and $15 million will expire on April 30, 1996.

As of September 30, 1995, the company had a short-term revolving credit agreement with a group of banks that allows the company to borrow up to $130 million. The company pays facility fees of .07% per annum on the daily average amount of the commitment. The amount of the commitment can be reduced at the option of the company. The agreement, which expires on May 24, 1996, allows for annual extension by mutual agreement in each of the next four consecutive years.

Collectively, the borrowing options under the bank lines of credit and the revolving credit agreement include the prime lending rate, as well as rates based on certificates of deposit and London Interbank Offered Rates.

As of September 30, 1995, the company had no short-term debt outstanding, excluding current maturities. As of September 30, 1994, the company had $52.9 million in short-term debt outstanding, excluding current maturities, at a weighted average cost of 5.05%.


3. LONG-TERM DEBT

FIRST MORTGAGE BONDS
The company's Mortgage dated January 1, 1933 (Mortgage), as supplemented and amended, securing the First Mortgage Bonds issued by the company, constitutes a direct lien on substantially all property and franchises owned by the company other than expressly excepted property.



                             t h i r t y - n i n e

UNSECURED MEDIUM-TERM NOTES
The company issues unsecured Medium-Term Notes (MTNs) which are individually set as to interest rate, maturity and any call or put option. These notes can have maturity dates of one or more years from date of issuance. The company will not issue any First Mortgage Bonds under its Mortgage in addition to the First Mortgage Bonds that were outstanding on September 1, 1993, without making effective provision whereby the unsecured MTNs shall be secured by the First Mortgage equally and ratably with any and all other obligations and indebtedness thereby secured.

During 1995, the company issued $40 million in MTNs due in fiscal year 2025 with 10 year put and call options. Of these notes, $10 million were issued at an interest rate of 7.76%, $10 million were issued at a rate of 7.75% and $20 million were issued at a rate of 6.50%. At September 30, 1995 and 1994, the weighted average interest rate on all outstanding MTNs was 7.04% and 6.94%, respectively.

MATURITIES AND SINKING FUND REQUIREMENTS
The amount of maturities and sinking fund requirements on long-term debt for the ensuing five-year period at September 30, 1995 is $52.5 million in 1996, $8.0 million in 1997, $35.1 million in 1998, $73.7 million in 1999 and $2.0 million in 2000.

4. COMMON STOCK

On May 1, 1995, additional shares of common stock were distributed to shareholders of record on April 20, 1995 in connection with a two-for-one stock split. All share disclosures and per share calculations included in these financial statements are on a post-split basis and amounts associated with common stock of prior years have been adjusted to reflect this effect.

At September 30, 1995, there were 2,080,473 authorized but unissued shares of Common Stock reserved for the Dividend Reinvestment and Common Stock Purchase Plan, for conversion of Convertible Preferred Stock and as an investment alternative in the company's qualified Employee Savings Plans.

In connection with a Long-Term Incentive Compensation Plan (LTICP), 800,000 shares of Common Stock were reserved for various awards that can be granted thereunder and 530,900 shares remain reserved for potential future awards under the LTICP at September 30, 1995. During 1995 and 1993, 17,500 and 121,500 shares of stock, respectively, previously held in the Treasury were granted with restrictions to certain employees under the LTICP. No shares were granted under the LTICP in 1994. The restrictions lapse with the passage of time and the expense, amounting to $497,000, $847,000, and $630,000 in 1995, 1994 and
1993, respectively, is being recognized ratably over the periods during which the restrictions lapse.

Shares of Common Stock outstanding, net of Treasury shares, were 42,931,963, 42,186,622 and 41,494,936 as of September 30, 1995, 1994 and 1993,
respectively.

5. INCOME TAXES

The company and its subsidiaries file a consolidated Federal income tax return. The company's Federal income tax returns for all years through September 30, 1991 have been reviewed and closed or closed without review by the Internal Revenue Service.

Investment tax credits which were deferred because of regulatory requirements are being amortized as credits to income over the estimated service lives of the related properties.

Effective October 1, 1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, deferred income taxes are recognized for all temporary differences between the financial statement and tax basis of assets and liabilities at currently enacted income tax rates.

SFAS No. 109 requires recognition of the additional deferred income tax assets and liabilities for timing differences for which deferred income tax treatment has been prohibited for ratemaking purposes. Regulatory assets or liabilities corresponding to such additional deferred tax assets or liabilities may be recorded to the extent it is believed they will be recoverable from or be payable to customers through the ratemaking process.

The effect of the implementation of SFAS No. 109 on the company's net income was immaterial because the company established a regulatory asset and liability as described above. The company's regulatory assets and liabilities associated with income taxes due from and to customers, respectively, as of September 30, 1995 and 1994, are shown in Note 1 to the Consolidated Financial Statements.

The Consolidated Statement of Income Taxes on page 37 shows current and deferred income tax expense, a reconciliation between income tax expense computed by using the statutory Federal income tax rate and the actual income tax expense recorded, and the components of Accumulated Deferred Income Tax Assets and Liabilities at September 30, 1995 and 1994.


                                   f o r t y

6. GENERAL TAXES
The company is subject to significant taxes which are not related to income. The amount of such general taxes recorded in the financial statements for the last three years is detailed below.

Years Ended September 30           1995       1994       1993
--------------------------------------------------------------
                                           (Millions)
Charged to operating expenses
 Gross receipts   . . . . . .     $44.6      $49.2       $48.3
 Property   . . . . . . . . .      15.1       13.8        12.9
 Payroll  . . . . . . . . . .       7.0        8.0         7.9
 Other  . . . . . . . . . . .       1.1        1.2          .6
                                  -----      -----       -----
                                   67.8       72.2        69.7
                                  -----      -----       -----
Charged to other income
  (loss)-net  . . . . . . . .        .3         .4          .4
Charged to construction   . .       2.6        2.3         2.3
                                  -----      -----       -----
  Total General Taxes   . . .     $70.7      $74.9       $72.4
                                  =====      =====       =====

7. OTHER INCOME (LOSS)-NET

The components of Other Income (Loss)-Net are shown below. Sales and cost of sales and related expenses were derived primarily from sales of energy conservation products. In May 1995, the company sold substantially all of the assets associated with this business and discontinued its operations. This transaction had an immaterial effect on net income.

Years Ended September 30              1995     1994       1993
---------------------------------------------------------------
                                           (Millions)
Sales . . . . . . . . . . . . . . $  9.8    $ 21.3      $  19.8
Cost of sales and
    related expense . . . . . . .   (8.7)    (18.6)       (18.5)
Interest income . . . . . . . . .    2.0       1.5          2.2
Net gain on sales of non-utility
    accounts receivable . . . . .    2.7       3.4          2.5
Income and other taxes  . . . . .     .4       (.7)         1.1
Gains (losses) from sale or
    devaluation of non-utility
    investments-net . . . . . . .    1.9      (3.4)        (4.5)
Other . . . . . . . . . . . . . .   (5.5)     (3.2)        (4.4)
                                  ------    -------     -------
                                  $  2.6    $   .3      $  (1.8)
                                  ======    ======      =======

8. POSTEMPLOYMENT BENEFITS

PENSION BENEFITS
The company maintains a trusteed, noncontributory defined benefit pension plan covering all active and vested former employees of the company and its utility subsidiaries. Executive officers also participate in a nonfunded supplemental retirement plan. It is the company's policy to fund pension costs accrued for the trusteed plan to the extent allowable by law. Plan assets consist primarily of common stock and fixed income securities.

Net periodic pension cost included the following components:

Years Ended September 30                        1995         1994             1993
------------------------------------------------------------------------------------
                                                           (Millions)
Service cost - benefits
  earned during the period    . . . . . .     $    7.8      $    8.8        $     7.7
Interest cost on projected
  benefit obligation  . . . . . . . . . .         27.5          25.6             25.0
Actual return on plan assets  . . . . . .        (80.7)         (1.4)           (52.4)
Net amortization and
  deferral  . . . . . . . . . . . . . .           46.9         (31.1)            21.9
                                              --------      --------        ---------
Net periodic pension cost . . . . . . . .     $    1.5      $    1.9        $     2.2
                                              ========      ========        =========
Expected long-term rate of
  return on plan assets   . . . . . . . .        8.25%         8.25%            8.25%
                                              ========      ========        =========

The following table sets forth the funded status of the trusteed and supplemental plans as of September 30, 1995 and 1994.

                                              1995                1994
-------------------------------------------------------------------------
                                                      (Millions)
 Actuarial present value
  of benefit obligations:
   Vested benefit obligation    . . . .     $   (264.9)       $   (234.2)
                                            ==========        ==========
   Accumulated benefit
    obligation  . . . . . . . . . . . .     $   (284.3)       $   (265.4)
                                            ==========        ==========
   Projected benefit
    obligation  . . . . . . . . . . . .     $   (368.7)       $   (344.7)
 Plan assets at market value  . . . . .          472.0             408.1
                                            ----------        ----------
 Plan assets in excess of
  projected benefit
  obligation  . . . . . . . . . . . . .          103.3              63.4
 Unrecognized net (gain)  . . . . . . .         (118.7)            (75.8)
 Unrecognized prior
   service costs  . . . . . . . . . . .            6.7               7.0
 Unrecognized net asset
   at transition  . . . . . . . . . .            (15.1)            (17.5)
                                            ----------        ----------
 Accrued pension costs in
  the consolidated
  balance sheet . . . . . . . . . . . .     $    (23.8)       $    (22.9)
                                            ==========        ==========
 Discount rate  . . . . . . . . . . .             7.50%             8.00%
                                            ==========        ==========
 Rate of compensation
  increase  . . . . . . . . . . . . . .           5.00%             5.50%
                                            ==========        ==========


                              f o r t y - o n e

OTHER POSTRETIREMENT BENEFITS
The company provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for such benefits if they attain retirement status while working for the company.

Effective October 1, 1993, the company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106), which requires that the expected cost of these future benefits be included in the financial statements during the years that employees render service. As permitted under the standard, the company elected to amortize the accumulated postretirement benefit obligation existing at the date of adopting this standard (the transition obligation) of $190.6 million over a twenty-year period.

Net periodic postretirement benefit cost included the following components:

Years Ended September 30                                  1995           1994
-------------------------------------------------------------------------------
                                                              (Millions)
Service cost - benefits attributable
  to service during the period  . . . . . . . . .    $     4.9     $      5.3
Interest cost on accumulated
  postretirement benefit obligation   . . . . . .         14.9           13.6
Actual return on plan assets  . . . . . . . . . .         (1.0)           (.2)
Amortization of transition
  obligation  . . . . . . . . . . . . . . . . . .          9.5            9.5
Other . . . . . . . . . . . . . . . . . . . . . .          (.3)           (.1)
                                                     ---------     ----------
Net periodic postretirement
  benefit cost  . . . . . . . . . . . . . . . . .         28.0           28.1
Amount capitalized as
  construction cost   . . . . . . . . . . . . . .         (5.7)          (6.0)
Amount deferred as a
  regulatory asset  . . . . . . . . . . . . . . .         (3.8)          (6.7)
                                                     ---------     ----------
Amount charged to expense . . . . . . . . . . . .    $    18.5     $     15.4
                                                     =========     ==========

The following table sets forth the funded status of the trusteed plans as of September 30, 1995 and 1994.

                                                          1995              1994
-----------------------------------------------------------------------------------
                                                                (Millions)
Accumulated postretirement
  benefit obligation:
   Retirees   . . . . . . . . . . . . . . . . . . . .    $  (86.0)        $  (86.6)
   Fully eligible active employees  . . . . . . . . .       (16.4)           (16.5)
   Other active employees   . . . . . . . . . . . . .       (83.8)           (81.0)
                                                         --------         --------
   Total accumulated post-
        retirement benefit obligation   . . . . . . .      (186.2)          (184.1)
Plan assets at fair value, invested
  primarily in short-term
  debt securities . . . . . . . . . . . . . . . . . .        30.2             12.0
                                                         --------         --------
Accumulated postretirement
  benefit obligation in excess
  of plan assets  . . . . . . . . . . . . . . . . . .      (156.0)          (172.1)
Unrecognized net (gain) . . . . . . . . . . . . . . .       (32.7)           (20.7)
Unrecognized transition obligation  . . . . . . . . .       171.6            181.1
                                                         --------         --------
Accrued postretirement benefit
  costs in the consolidated
  balance sheet . . . . . . . . . . . . . . . . . . .    $  (17.1)        $  (11.7)
                                                         ========         ========
Discount rate . . . . . . . . . . . . . . . . . . . .        7.75%            8.25%
                                                         ========         ========
  Rate of compensation increase . . . . . . . . . . .        5.00%            5.50%
                                                         ========         ========

The assumed health care cost trend rates for fiscal year 1996 for Medicare eligible and non-Medicare eligible retirees are 8.00% and 9.50%, respectively; these rates are assumed to decrease gradually to 5.25% and 5.50%, respectively, through 2004 and remain at those levels thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. If the health care cost trend rate were increased by 1% in each year, the accumulated postretirement benefit obligation at September 30, 1995 would increase by $25.6 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for fiscal year 1995 would rise by $3.1 million.

Almost all of the estimated postretirement benefit costs and the transition obligation are applicable to the company's and its subsidiaries' rate-regulated activities. Accordingly, the company and its subsidiaries have sought to recover, through increased rates, the effect of the adoption of SFAS No. 106. The Public Service Commission of the District of Columbia (PSC of DC) has granted the company a five-year phase-in for the approximate difference between the cost of these benefits determined under generally accepted accounting principles (GAAP) and the amount previously paid in cash for these benefits. The difference generated during the phase-in period is being deferred as a regulatory asset. The State Corporation Commission of Virginia (SCC of VA) has issued a generic order allowing for recovery of costs determined under GAAP in rates, with the exception of allowing recovery of the transition obligation over forty years as opposed to the twenty-year maximum amortization allowed under GAAP. In an order dated September 28, 1995, the SCC of

                               f o r t y - t w o

VA granted the company recovery in accordance with this generic order. The Public Service Commission of Maryland (PSC of MD) has not rendered a decision to the company that specifically addresses recovery of postretirement benefit costs determined in accordance with GAAP; however, the level of rates the PSC of MD has allowed is sufficient to recover the cost determined under GAAP. The amount of postretirement benefit costs deferred as a regulatory asset at September 30, 1995 is $10.5 million, and it is expected that these costs will be recovered over the twenty years commencing October 1, 1993.

All of the regulatory commissions having jurisdiction over the company's rates are requiring the company to fund amounts reflected in rates for postretirement benefits to irrevocable trusts. The expected long-term rate of return on the assets in the trust was 8.25% for 1995 and 5.5% for 1994. To the extent the income in the trusts is taxable, the income tax rate associated with the taxable portion of this return is assumed to be 39.6%.

Prior to adopting SFAS No. 106, the company recognized these costs as paid. The amount recognized in 1993 was $5.7 million.

9. FERC ORDER NO. 636 AND TRANSITION COSTS

On November 1, 1993, Federal Energy Regulatory Commission (FERC) Order No. 636 (Order) was implemented. The Order removed the merchant function from the pipelines and required them to provide storage and transportation services to gas shippers such as the company.

The pipeline companies are incurring certain costs, known as transition costs, in connection with the implementation of the Order. If the transition costs are considered to be prudently incurred by FERC, these costs can be recovered from customers of the pipelines such as the company. Through September 30, 1995, the company has paid $27.5 million in such costs to seven pipeline companies and currently estimates that additional transition costs to be assigned to the company will not be less than $17.8 million. The company has recorded a liability in the balance sheet at September 30, 1995 in this amount. All but $400,000 of this liability is due to Columbia Gas Transmission Corporation
(CGT).

The total level of transition costs that will ultimately be incurred by the company and reflected in the financial statements can not be estimated at this time. This is because the level is not determinable with available information, the costs have yet to be incurred by the applicable pipeline companies or with the exception of CGT, the level of costs may be affected by requests pending or to be filed at FERC.

As stated previously, the company owes the overwhelming majority of its presently estimated remaining liability for transition costs to CGT. Therefore the outcome of CGT's current bankruptcy filing affects the method that will likely be utilized by the company to satisfy most of its existing liability. CGT, as well as its parent, The Columbia Gas System, Inc. (CGS), continues to operate as debtors in possession under Chapter 11 of the Bankruptcy Code. CGT and CGS filed reorganization plans and disclosure statements with the United States Bankruptcy Court (Court) on April 17, 1995. CGT's plan includes a comprehensive settlement filed with the Court and FERC which would resolve the transition cost issue of the company by netting the company's transition cost liability (except for approximately $5 million at September 30, 1995 of amounts to be included in base rates) against amounts owed to the company by CGT from other proceedings pending before FERC. The FERC has approved the settlement and on November 15, 1995, the Court confirmed both the CGT and CGS plans. The company anticipates that the plans including the settlement will be implemented in accordance with procedures ordered by the Court.

The company has actively participated in these bankruptcy proceedings to protect its interests through its membership on the official Customer Committee. The company believes it will continue to have access to reliable services on the pipeline of CGT, regardless of how CGT is ultimately restructured.

The company is currently in the process of collecting transition costs paid to the pipeline companies through the purchased gas adjustment provision of the company's retail rate schedules. At September 30, 1995, the company had recorded a regulatory asset of $17.8 million for amounts yet to be recovered from its ratepayers.

10. ENVIRONMENTAL MATTERS

The company and its subsidiaries are subject to federal, state and local laws and regulations related to environmental matters. These evolving laws and regulations may require expenditures over a long period of time to control environmental impacts.

Estimates of liabilities for environmental response costs are difficult to determine with precision because of the factors that can affect their ultimate level. These factors include, but are not limited to: (1) the complexity of the site; (2) changes in environmental laws and regulations at the federal, state and local levels; (3) the number of regulatory agencies or other parties involved; (4) new technology that renders previous technology obsolete, or experience with existing technology that proves ineffective; and (5) variations between the estimated number of years that must be devoted to respond to an environmentally contaminated site as compared to the actual number of years required.

                             f o r t y - t h r e e

The company has identified up to ten sites where the company, its subsidiaries, or their predecessors may have operated manufactured gas plants (MGPs). The last use of any such plant was in 1984. In connection with these operations, certain by-products of the gas manufacturing process are known to be present at or near some former sites and may be present at others.

At one of the former MGP sites, studies have shown the presence of coal tar under the site and an adjoining property. A risk assessment study performed on the site shows that there is no unacceptable risk to human health or the environment. The company has taken steps to control the movement of contaminants into an adjacent river. Contaminated groundwater is being removed and treated by a water treatment system. The company has obtained approval from an adjacent landowner to perform a demonstration project to determine the feasibility of using bioremediation to treat soil contamination on the adjoining property. This project is scheduled to commence in fiscal year 1996, and if successful, may become the method of choice to remediate both the company's site and the adjoining property.

At a second former MGP site, tar-products were identified under the property, and a risk assessment showed that there was no unacceptable risk to human health or the environment. A state-approved treatment and recovery system to recover free tar was designed and installed. Minimal volumes of tar-products have been recovered from pumping thus far. The company will continue to pump and monitor the site.

At a third former MGP site, initial studies have shown that tar-products are present under the property. A remedial investigation/feasibility study was completed and submitted to the appropriate state regulatory agency in April 1995. Remediation should begin in fiscal year 1996.

At a fourth former MGP site and on an adjacent parcel of land, the company plans to perform studies and analytical work in fiscal year 1996 and submit the results to the applicable state regulatory agency.

At a fifth former MGP site, a treatment system for contaminated groundwater has been operating for five years. There is no indication at this time that any additional action other than water treatment will be necessary.

The company has no reason to believe at this time that remediation of any of the remaining five sites will be necessary.

Through September 30, 1995, the company had paid $8.2 million for environmental response costs. A liability of $11.1 million on an undiscounted basis has been recorded as of September 30, 1995 related to future environmental response costs. This estimate is primarily composed of the minimum liabilities associated with a range of environmental response costs expected to be incurred at the five sites described above. The maximum liability associated with these sites at September 30, 1995 is estimated at $17.6 million. The estimates were determined by the company's environmental expert based on experience in remediating MGP sites and advice from legal counsel and environmental consultants. Variations within the range of estimated liability result primarily from differences in the number of years that will be required to perform environmental response processes at each site (12 to 30 years) and differences in remediation processes expected to be used.

In a rate order issued by the PSC of MD in July 1993, the company received approval to recover costs applicable to Maryland customers over twelve years related to two of the sites mentioned above. In addition, an order issued in October 1994 by the PSC of MD allows for recovery of the costs associated with another of the aforementioned sites over periods ranging from five to thirty years. As a result of rate orders issued by the PSC of DC in October 1993 and August 1994, the company has been allowed three-year recovery of prudently incurred environmental response costs expended through September 30, 1993. Additional costs incurred between rate cases can be deferred for future cost recovery consideration in this jurisdiction. In Virginia, the company has received approval to recover environmental response costs over a 12-year period. As a result of a West Virginia rate order, a subsidiary has been allowed to recover certain environmental response costs.

The company has recorded a regulatory asset of $14.3 million for the portion of environmental response costs it believes are recoverable in rates. The company does not expect that the ultimate impact of these matters will have a materially adverse effect on its financial condition or results of operations.

11. COMMITMENTS AND CONTINGENCIES

TRANSFER OF RECEIVABLES WITH RECOURSE
The company has extended credit to certain residential and small commercial customers to purchase gas appliances and equipment and energy conservation products. The company transferred with recourse certain of these non-utility accounts receivable to commercial banks in the amounts of $45.1 million and $45.0 million in 1995 and 1994, respectively. The transfers were recognized as a sale in accordance with Statement of Financial Accounting Standards No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse." At September 30, 1995, $63.6 million of accounts receivable related to these and prior sales remain outstanding. Receivables transferred with recourse are considered financial instruments with off-balance sheet risk. The company's exposure to credit loss in

                              f o r t y - f o u r
the event of non-performance by customers is represented by the balance of transferred receivables that remain outstanding, less a provision for uncollectible accounts.

NATURAL GAS CONTRACTS
The company has 15 long-term natural gas purchase contracts with producers or marketers to purchase natural gas at market-sensitive prices. These contracts provide for commodity charges based upon an ascertainable index and either fixed reservation charges based on contracted minimum volumes or premiums built into volumetric charges. The contracts also provide for the company to pay monthly and/or annual deficiency charges if actual takes fall below minimum levels. These gas purchase contracts have expiration dates ranging from 1997 to 2003.

The company also has pipeline service agreements with three pipelines that serve the company directly and four upstream pipelines that provide for firm transportation and storage services. These agreements, which have expiration dates ranging from 1997 to 2013, provide for the company to pay fixed monthly charges.

At September 30, 1995, the company is required to make payments to producers or marketers with respect to the contracts specified above, exclusive of commodity charges based on quantities purchased, of approximately $3.4 million for each year through the year 2003. The aggregate amount of required payments under the pipeline service agreements totals approximately $989 million, including required annual payments of $103 million in 1996, $103 million in 1997, $100 million in 1998, $99 million in 1999 and $96 million in 2000.

The costs incurred under these contracts are recovered as part of the cost of gas through the purchased gas adjustment clause of the company's retail rate schedules in each jurisdiction in which the company operates.


12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair value of the company's financial instruments at September 30, 1995 and 1994. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                1995                          1994
                                                     ------------------------      ---------------------------
                                                      Carrying         Fair        Carrying          Fair
                                                        Amount         Value         Amount          Value
--------------------------------------------------------------------------------------------------------------
                                                                           (Millions)
Current assets  . . . . . . . . . . . . . . . . .      $   63.9      $   63.9         $   78.3     $   78.3
Current liabilities . . . . . . . . . . . . . . .         208.3         208.3            187.3        187.3
Long-term debt  . . . . . . . . . . . . . . . . .         329.1         341.7            342.3        331.5

Financial instruments included in current assets are cash and cash equivalents, net accounts receivable, accrued utility revenues and other miscellaneous receivables. Financial instruments included in current liabilities are total current liabilities from the Consolidated Balance Sheet excluding capital lease obligations and accrued vacation costs. The carrying amount of the financial instruments included in current assets and current liabilities approximates fair value because of the short maturity of these instruments.

The fair value of long-term debt was estimated based on the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the company's credit quality and the present value of future cash flows.

                              f o r t y - f i v e

MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL STATEMENTS

The presentation of financial data that accurately and fairly reflect the results of operations and financial position of the company is one of management's stewardship obligations to its shareholders. The accompanying financial statements have been prepared by management in accordance with generally accepted accounting principles, including the estimates and judgments made by management which are necessary to prepare the statements in accordance with such principles. To assure the integrity of the underlying financial records supporting the financial statements, management maintains a system of internal accounting controls sufficient to provide reasonable assurances at reasonable costs that assets are properly safeguarded and accounted for and are utilized only in accordance with management's authorization.

The system of internal accounting controls is augmented by the company's internal audit department, which has unrestricted access to all levels of company management. In addition, the Internal Auditor meets periodically with the Audit Review Committee of the Board of Directors, comprised of directors who are not officers or employees of the company, to discuss, among other things, the company's system of internal accounting controls and the adequacy of the internal audit program.

The Audit Review Committee also meets periodically with Arthur Andersen LLP, the company's independent public accountants, with and without the presence of management, to discuss the results of Arthur Andersen LLP's audit of the company's financial statements. The Audit Review Committee and Arthur Andersen LLP also discuss internal accounting control matters that come to their attention during the course of their audit. The report of Arthur Andersen LLP on the audit of the company's financial statements appears at right.


REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Washington Gas Light Company:

We have audited the accompanying consolidated balance sheet and consolidated statement of capitalization of Washington Gas Light Company (a District of Columbia and Virginia corporation) and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of income, cash flows, common shareholders' equity and income taxes for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Washington Gas Light Company and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.

As explained in Notes 5 and 8 to the consolidated financial statements, effective October 1, 1993, the company changed its methods of accounting for income taxes and postretirement benefits other than pensions.


/s/ ARTHER ANDERSEN LLP
------------------------

Washington, D.C.,
October 24, 1995 (except with respect to the matter discussed in Note 9, as to which the date is November 15, 1995).



                               f o r t y - s i x

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

 Washington Gas Light Company

QUARTERLY FINANCIAL INFORMATION
In the opinion of the company, the quarterly financial information shown below includes all adjustments necessary for a fair presentation of such periods. Due to the seasonal nature of the company's business, there are substantial variations in operations reported on a quarterly basis.


                                                                            Quarter Ended
                                                     Dec. 31          March 31          June 30            Sept. 30
---------------------------------------------------------------------------------------------------------------------
                                                                  (Thousands, Except Per Share Data)
FISCAL YEAR 1995
Operating revenues  . . . . . . . . . . . . .      $242,915         $353,650         $131,916            $100,267
Operating income (loss) . . . . . . . . . . .        33,389           61,577            2,231              (5,004)
Net income (loss) . . . . . . . . . . . . . .        27,726           53,438           (5,441)            (12,814)
Earnings (loss) per average share
     of common stock    . . . . . . . . . . .           .65             1.25             (.14)               (.31)

FISCAL YEAR 1994
Operating revenues  . . . . . . . . . . . . .      $271,222         $410,184         $130,907            $102,550
Operating income (loss) . . . . . . . . . .          37,707           65,289           (2,799)             (7,865)
Net income (loss) . . . . . . . . . . . . . .        30,252           54,958          (10,129)            (14,622)
Earnings (loss) per average share
     of common stock (a)  . . . . . . . . .             .72             1.31             (.25)               (.36)


(a) The sum of these amounts does not equal the annual amount because the quarterly calculations are based on an increasing number of common shares outstanding.


COMMON STOCK PRICE RANGE AND DIVIDENDS PAID

                                                                                        Dividends Paid     Dividend
                                                          High            Low             Per Share      Payment Date
-----------------------------------------------------------------------------------------------------------------------
FISCAL YEAR 1995
Fourth Quarter  . . . . . . . . . . . . . . .         $   20 1/2       $   17 5/8        $   .28             8/1/95
Third Quarter . . . . . . . . . . . . . . . .             21               18 1/2            .28             5/1/95
Second Quarter  . . . . . . . . . . . . . .               20 1/4           16 1/8            .2775           2/1/95
First Quarter . . . . . . . . . . . . . . .               19 3/8           16                .2775          11/1/94

FISCAL YEAR 1994
Fourth Quarter  . . . . . . . . . . . . . . .         $   19 5/8       $   16 7/8        $   .2775           8/1/94
Third Quarter . . . . . . . . . . . . . . . .             20 3/8           18 3/8            .2775           5/1/94
Second Quarter  . . . . . . . . . . . . . .               21 1/4           19 1/2            .2725           2/1/94
First Quarter . . . . . . . . . . . . . . .               22 3/4           18 1/8            .2725          11/1/93


 The common stock of the company is listed for trading on the New York Stock Exchange and on the Philadelphia Stock Exchange, and is shown as WashGasLt or WashGs in newspapers. At September 30, 1995, the company had 24,759 common shareholders.

                             f o r t y - s e v e n

Appendix A


                          WASHINGTON GAS LIGHT COMPANY
            GRAPHS INCLUDED IN MANAGEMENT'S DISCUSSION AND ANALYSIS
                                      1995




Earnings per Average Common Share                   Net Income Applicable to Common Stock
---------------------------------                   -------------------------------------
**  This graph presented the company's earnings     **  This graph presented the company's net income
      per average common share for 1990 - 1995.           applicable to common stock for 1990 - 1995.

year        Dollars                                 year     Millions of dollars
1990           1.25                                 1990         48.9
1991           1.14                                 1991         45.1
1992           1.26                                 1992         50.9
1993           1.31                                 1993         53.7
1994           1.41                                 1994         59.1
1995           1.45                                 1995         61.6



Net Revenues and Cost of Gas                                 Cost of Gas Sold
----------------------------                                 ----------------
**  This graph presented the company's net                   **  This graph presented the company's
      revenues and cost of gas for 1990 -1995.                     cost of gas per therm for 1990 - 1995.

         millions of dollars

                Net    Cost of
year       Revenues        Gas       total                   year     cents per therm
1990            352        382         734                   1990        29.45
1991            349        349         698                   1991        27.89
1992            393        353         746                   1992        26.33
1993            415        479         894                   1993        35.26
1994            453        462         915                   1994        32.13
1995            439        390         829                   1995        28.68



Other Operating Expenses                                                       Capitalization
------------------------                                                       --------------
**  This graph presented a breakdown of the                                    **  This graph presented a breakdown of the
      Company's operating expenses for 1990 -1995.                                   company's capital structure for 1990 -1995.

millions of dollars                                                            millions of dollars

         Operation &                                                            Long-term  Preferred    Common
year     maintenance   Taxes   Depreciation  total                    year           Debt      Stock     Equity             total
1990            164         77          35      276                   1990            279         29        399               707
1991            167         76          36      279                   1991            263         29        412               704
1992            180         94          37      311                   1992            294         29        433               756
1993            185        104          40      329                   1993            348         28        458               834
1994            208        109          43      360                   1994            342         28        486               856
1995            195        106          46      347                   1995            330         28        513               871