Form 10-K405, Exhibit 13
period 1996-09-30
WASHINGTON GAS LIGHT CO
filed 1996-12-20
CIK 104819

SELECTED FINANCIAL DATA
Washington Gas Light Company

                                                   1996               1995          1994           1993            1992
-------------------------------------------------------------------------------------------------------------------------
                                                                 (Dollars in Thousands, Execept Per Share Data)
Operating revenues                           $  969,778            $  828,748   $  914,863   $    894,300     $   746,224
Cost of gas                                     469,925               390,041      462,195        478,982         352,686
                                             ----------            ----------   ----------   ------------     -----------
Net revenues                                 $  499,853            $  438,707   $  452,668   $    415,318     $   393,538
                                             ----------            ----------   ----------   ------------     -----------
Net income                                   $   81,591            $   62,909   $   60,459   $     55,079     $    52,213
Dividends on preferred stock                      1,332                 1,333        1,335          1,336           1,338
                                             ----------            ----------   ----------   ------------     -----------
Net income applicable to common stock        $   80,259            $   61,576   $   59,124   $     53,743     $    50,875
                                             ----------            ----------   ----------   ------------     -----------
Earnings per average share of common stock   $     1.85            $     1.45   $     1.41   $       1.31     $      1.26
                                             ----------            ----------   ----------   ------------     -----------
Total assets at year-end                     $1,464,601            $1,360,138   $1,332,954   $  1,205,788     $ 1,065,732
                                             ----------            ----------   ----------   ------------     -----------
Long-term obligations at year-end            $  353,893            $  329,051   $  342,308   $    347,884     $   296,357
                                             ----------            ----------   ----------   ------------     -----------

COMMON STOCK DATA
    Annualized dividends per share           $     1.14            $     1.12   $     1.11   $       1.09     $      1.07
    Dividends declared per share             $    1.135            $   1.1175   $    1.105   $      1.085     $     1.065
    Book value per share                     $    12.79            $    11.95   $    11.51   $      11.04     $     10.66
    Return on average common equity                15.0%                 12.3%        12.5%          12.1%           12.0%
    Yield on book value                             8.9%                  9.4%         9.6%           9.8%           10.0%
    Payout ratio                                   61.4%                 77.1%        78.4%          82.8%           84.5%
    Common shares outstanding--
         year-end (thousands)                    43,703                42,932       42,187         41,495          40,616

CAPITALIZATION AT YEAR-END
    Common shareholders' equity              $  558,809            $  513,044   $  485,504   $    458,044     $   433,121
    Preferred stock                              28,440                28,471       28,498         28,521          28,552
    Long-term debt                              353,893               329,051      342,270        347,701         294,451
                                             ----------            ----------   ----------   ------------     -----------
         Total                               $  941,142            $  870,566   $  856,272   $    834,266     $   756,124
                                             ----------            ----------   ----------   ------------     -----------

GAS SALES & DELIVERIES (thousands of therms)
   Gas sold and delivered
    Residential                                 739,603               596,499      672,958        641,529         603,952
    Commercial and industrial--
         Firm                                   473,645               403,177      443,246        422,977         406,218
         Interruptible                          182,730               247,600      236,068        258,433         255,880
    Electric generation                           1,808               112,523       86,183         35,447          73,485
                                             ----------            ----------   ----------   ------------     -----------
                                              1,397,786             1,359,799    1,438,455      1,358,386       1,339,535
                                             ----------            ----------   ----------   ------------     -----------
   Gas delivered for others
         Firm                                     3,772                    -             -              -               -
         Interruptible                           84,788                61,467       26,147         16,699          13,264
         Electric generation                     57,689                18,538            -              -               -
                                             ----------            ----------   ----------   ------------     -----------
                                                146,249                80,005       26,147         16,699          13,264
                                             ----------            ----------   ----------   ------------     -----------
         Total                                1,544,035             1,439,804    1,464,602      1,375,085       1,352,799
                                             ----------            ----------   ----------   ------------     -----------

GAS SOLD OFF SYSTEM (thousands of therms)        40,510                    -             -              -               -

OTHER STATISTICS
    Customer meters                             772,281               750,849      725,960        703,122         683,277
    Degree days                                   4,570                 3,660        4,311          4,246           3,946
    Percent colder (warmer)
         than normal                               18.6%                (5.2)%        11.8%          10.1%            1.8%
    Capital expenditures                     $  124,414            $  112,715   $  119,796   $    100,778     $    88,182

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements contained in this Management's Discussion and Analysis that are not based on historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results could differ from the expectations discussed herein.

Factors that could cause actual results to differ from management's beliefs described in this report include, among other matters: (i) the effect of fluctuations in weather from normal levels; (ii) regulatory and legislative changes; (iii) variations in prices of natural gas and competing energy sources; (iv) improvements in products or services offered by competitors; and
(v) changing economic conditions.


COMPETITION

SOURCES OF COMPETITION

The most significant competition Washington Gas Light Company (company) faces continues to be between natural gas and electricity in the residential market, which contributes a substantial portion of the company's net income. The company currently maintains a price advantage over electricity in all of the jurisdictions it serves. The company continues to derive the majority share of the new residential construction market and believes customer preference for natural gas and a competitive price will allow the company to maintain its strong presence. In the interruptible market, where customers must be capable of using a fuel other than natural gas when demand by firm customers peaks, fuel oil is the most significant competing energy alternative. The company's success in this market is largely dependent on changes in the price of gas versus the price of oil.

While the company has historically faced competitive pressures from other energy sources, it is experiencing added competitive pressures within the gas industry and will be impacted by changes expected to take place in the electric industry. The effect of these matters on the company's competitive position is discussed further below.

NATURAL GAS INDUSTRY DEREGULATION

The natural gas industry, which has traditionally included producers, interstate pipelines and local distribution companies (LDCs) such as the company, has a long history and has undergone many changes since its inception. Perhaps no greater changes have taken place than those that have been experienced over the past 10 years. These changes have generally been in response to desires for deregulation that promote competition in situations where it is economically beneficial to consumers. The changes continue while the pace of change for LDCs is accelerating.

The restructuring of the natural gas industry generally began at the producer level with the passage of the Natural Gas Policy Act in 1978, which brought about a gradual decontrol of the wellhead price of natural gas and allowed for market-based prices. In the pipeline segment of the industry, Federal Energy Regulatory Commission (FERC) Order No. 636 separated the merchant function of selling natural gas from the interstate transportation and storage services of the pipeline companies. This separation, or as it is oftentimes called, "unbundling," of the traditional pipeline services of transporting and storing natural gas from the sale of natural gas was done in order to increase competition. As a result of this order, the pipeline companies are responsible for providing gas storage and transportation services, and LDCs have taken on the responsibility and risk of separately procuring storage and transportation capacity from the pipelines and marketers, and competitive natural gas supplies from producers and marketers. The rates charged by the pipelines for transmission and storage are still regulated by FERC, but negotiated, market-based rates are beginning to appear.

As an LDC, the company is undergoing changes similar to those already experienced by producers and pipelines. Historically, the company charged its customers one rate for the cost it paid pipelines for natural gas delivered to the entry point at its gas distribution system and the costs it incurred to deliver natural gas to the customers' premises. And, although the company continues to generate the overwhelming majority of its revenues from the sale and delivery of natural gas on a combined or bundled basis, state regulatory and company initiatives are seeking to separate or unbundle the rates charged to customers for the natural gas commodity ("city gate supply service") from rates charged for delivery of gas on the company's distribution system ("delivery service"). Unbundling the sale of the natural gas commodity allows other gas utilities and marketers the opportunity to gain access to the company's customers, resulting in increased competition for that portion of the company's business.

The company does not expect most delivery service components to become subject to competition because of the economic disincentives to construct duplicate facilities. Although delivery service is likely to remain regulated, it will undergo greater scrutiny as unbundling occurs and customers see greater information of the charges on their bills. Bypass of the company's facilities by other potential providers of delivery service is not considered a significant threat because of the nature of the company's customer base and the location of the customers in relation to the interstate pipelines.

The company supports the move to unbundle city gate supply service from delivery service which maximizes choices for its customers. In the past, the company generally could not make profits or incur losses from the sale of natural gas. The cost of the natural gas commodity was simply a pass-through to its customers. In one jurisdiction in which it operates, the separation of the city gate supply service charge from the delivery service charge has provided the company the opportunity to make profits or the chance to incur losses from the sale of natural gas.

The company believes it will ultimately transition to fully deregulated, competitive city gate supply service for all customers. However, only a relatively small portion of customers is currently eligible to choose their supplier of that service. Accordingly, the level of profits recorded to date has not been material. The complete transition in all jurisdictions to fully competitive city gate supply service to all customer classes could take several years.

Currently, some states have instituted initiatives to further extend the benefits of competition to the consumer. These include performance-based regulation for gas cost recovery by LDCs and a greater focus on incentive regulation or basing cost recovery on external measures of efficiency. Depending on the circumstances in the jurisdictions in which the company operates, some of these types of alternatives could be initiated on an interim basis before city gate supply service is fully implemented.

In response to the changing competitive situation, the company has had to assess the nature of its business and explore alternatives to the traditional role of purchase, transport and sale of natural gas. The company anticipates that opportunities for non-regulated sales will increase as competition intensifies and as unbundling initiatives further expand. The company is desirous of maximizing the number of product offerings that it can make to its customer base. This will require the company to develop new products and services that its customers value at a profitable price relative to various alternatives.

In order to capitalize on potential profits from offering unregulated city gate supply service, the company's non-utility subsidiary, Washington Gas Energy Services (WGES), has entered the natural gas sales market in direct competition with other gas utilities and marketers. Additionally, WGES competes with oil marketers and, having received a power certificate from the FERC, plans to market electricity in the near future. Other energy services offered by WGES and another non-utility subsidiary include the design and installation of energy equipment as well as heating and air conditioning inspections on both gas and electric equipment.

The significant level of change in energy markets provides both opportunities and challenges to the company over the next several years. Important factors to the company's success include, among others: (i) its ability to ensure it has access to a supply of natural gas and pipeline capacity at competitive prices;
(ii) its ability to quickly react to changing market conditions; and (iii) the timing and extent of access to its markets by other competitors.

UNBUNDLING IN THE COMPANY'S MAJOR JURISDICTIONS

Unbundling initiatives have progressed furthest in Maryland. Currently, competitive natural gas supply options are available in Maryland for all interruptible customers, and certain firm commercial and residential customers. The program for residential customers, effective November 1, 1996, is being administered under a pilot program whereby up to 6,600 customers (2% of Maryland residential customers) can choose from among four suppliers of gas, including the company. Depending on the company's success, these options provide the opportunity to earn a profit or the chance of a loss on the sale of gas, in addition to the revenues historically generated from the delivery of gas.

In Virginia, the company has filed with the State Corporation Commission of Virginia (SCC of VA) to expand the eligible base of interruptible customers who could purchase gas from third-party suppliers, including WGES, the company's unregulated subsidiary. A decision by the Commission is expected in 1997.

In the District of Columbia, the company has filed tariff proposals with the Public Service Commission of the District of Columbia (PSC of DC) to expand the number of interruptible and large commercial customers eligible to purchase gas from third-party suppliers. Also proposed is a two-year pilot program that would allow third-party gas sales to a limited group of residential customers. The PSC of DC has held hearings to address each of the company's proposals and a decision is expected in 1997.

ELECTRIC INDUSTRY DEREGULATION

The movement toward deregulation in the electric industry has implications for the gas industry. The Energy Policy Act of 1992 allowed unregulated independent power producers to sell power to wholesale customers in competition with regulated electric utilities. In April 1996, the FERC issued Order No. 888, that is intended to further increase competition within the electric industry beginning in 1998.

Order No. 888 addresses open access and stranded cost issues. Open access provisions stimulate wholesale electric power sales competition by requiring public utilities that own, control or operate electric transmission lines to file non-discriminatory tariffs that offer others the same transmission services they provide themselves, under comparable terms and conditions. These utilities must also use these tariffs for their own wholesale energy sales and purchases. The order also provides that stranded costs, the unrecovered costs incurred by electric utilities in anticipation of continued service to their customers, are eligible for recovery, under certain terms and conditions, from customers who use open access to move to another electricity supplier.

While Order No. 888 addresses electric sales at the wholesale level, many states have implemented proceedings that seek to apply competitive concepts outlined in Order No. 888 at the retail level. The Public Service Commission of Maryland (PSC of MD) has issued an order calling on electric utilities to form discussion groups to develop retail unbundling proposals for the commission's consideration in late 1997. The implementation of Order No. 888 and any similar regulatory changes at the state level should increase competition and, over time, tend to reduce prices to consumers.

INDUSTRY CONSOLIDATION

Merger activity in the utility industry has increased as some companies choose combination rather than independence as a way to reach more customers, to offer more products and services, and to reduce costs. Consolidations will also present combining entities with the challenges of remaining focused on the customer and integrating different organizations. In the immediate vicinity of the company, the proposed merger of Baltimore Gas and Electric Company and Potomac Electric Power Company is expected to affect the competitive environment in the company's service territory.


ACCOUNTING FOR REGULATED
ACTIVITIES

As the industry continues to address changes that have the effect of increasing the level of competition the company faces, the cost-of-service regulation the company uses to ensure it is adequately compensated for the costs it has incurred in the provision of its regulated services will continue to evolve. Non-traditional ratemaking initiatives and market-based pricing of products and services could have additional financial implications for the company. The company accounts for its regulated activities in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In certain circumstances, SFAS No. 71 allows entities whose rates are determined by third-party regulators to defer costs as "regulatory" assets in the balance sheet to the extent that they are expected to be recovered in future rates. However, as competition increases and the company becomes more subject to the impact of deregulation and the attendant effects that it brings, the company may not be able to continue to apply SFAS No. 71 to all or parts of its business. If this were to occur, the company would be required to apply accounting standards utilized by unregulated enterprises. This would require the charging to expense, at the time the company determined the provisions of SFAS No. 71 no longer apply, costs previously deferred as regulatory assets in the Consolidated Balance Sheet. The composition of regulatory assets is shown in Note 1 to the Consolidated Financial Statements.

While the company believes the provisions of SFAS No. 71 continue to apply to its regulated operations, the changing nature of its business requires continual assessment of the impact of those changes on its accounting policies.


ORGANIZATIONAL REDESIGN

In response to the changing requirements faced in the enhanced competitive markets in which it operates, the company has undertaken significant efforts to align its organization to meet the challenges it faces. In June 1996, the company announced a redesigned organizational structure and the process under which the new organizational structure would be staffed.

The company has moved away from a traditional, functional structure and adopted a more customer-focused organization designed to encourage innovation, initiative and teamwork. The new structure, which is expected to be in place by December 31, 1996, flattens the corporate hierarchy and results in fewer supervisory positions.

In the initial stage of the reorganization, the company offered certain eligible supervisory employees a voluntary separation pay program which entitles these employees to a year of salary upon reaching their separation date. In the staffing phase of the reorganization process, most management positions are being filled through a competitive bidding and selection process. In fiscal year 1996, the company recorded nonrecurring charges of $13.4 million, representing the estimated expenses associated with this reorganization.


GAS SUPPLY AND CAPACITY

The company has the responsibility of acquiring both sufficient gas supplies to meet customer requirements and appropriate pipeline capacity to ensure delivery to the company's distribution system.

At the same time, and considering the continuing trend toward unbundling the sale of the gas commodity from the delivery of the commodity to the customer, the company must ensure that it contracts for supply and capacity levels that will allow it to remain competitive. The company has adopted a diversified portfolio approach designed to satisfy the supply and deliverability requirements of its customers. The company maintains numerous sources of supply, dependable transportation and storage arrangements and its own substantial storage and peaking capabilities to meet the demands of its customers.

The company has 13 long-term gas supply contracts with various producers or marketers that expire between fiscal years 1998 and 2004 under which the company can purchase up to 102 million dekatherms of natural gas per year. Any supplies not acquired under these long-term contracts are acquired under seasonal contracts or from short-term purchases on the spot market. In fiscal year 1996, supplies were acquired from a combination of 62 producers or marketers including volumes acquired under the 13 contracts discussed above.

Of the anticipated annual sendout, 75% is expected to be delivered under contracts with pipelines for firm transportation, 22% will be delivered from pipelines under contracts for storage on their transportation system and the remainder will be supplied by company-owned peak-shaving facilities or other peak-shaving sources. The company has contracts for firm storage and transportation services with four pipeline suppliers which connect directly to the company's distribution system and four other upstream pipelines. The company pays fixed charges to these direct and upstream pipeline suppliers for the services they provide under contracts with termination dates as early as 1997 and as late as 2015.

The cost of natural gas and pipeline services supplied under the contracts previously described are included in purchased gas costs and recoverable in the rates the company charges its customers, subject to regulatory review. Each of the jurisdictions in which the company operates has a purchased gas adjustment clause in its tariffs that provides for the adjustment of rates charged to firm customers as gas costs rise or fall from a stipulated base gas cost. The company believes that its gas contracts were prudently entered into and the costs being incurred should be recoverable from customers. If the current purchased gas adjustment clauses are removed in the future as part of unbundling or other initiatives, the company could be impacted to the extent its gas costs are not competitive and there are no other satisfactory regulatory mechanisms available to recover any costs that would exceed market prices. See Note 11 to the Consolidated Financial Statements for a further discussion of the commitments under the contracts previously described.

The company continues to pay to the pipelines transition costs associated with the implementation of FERC Order No. 636. This matter is discussed in Note 8 to the Consolidated Financial Statements.


LABOR MATTERS

The company has three unions that represent five "bargaining units" or groups of employees at the company and its subsidiaries. The three unions are the Office and Professional Employees International Union Local No. 2, the International Brotherhood of Electrical Workers Local 1900, and the International Brotherhood of Teamsters (IBT) Local 96. IBT Local 96 was formerly known as the International Union of Gas Workers (IUGW) and it represents workers separately at the company and at its subsidiary, Shenandoah Gas Company. The members of IUGW affiliated with the IBT in July 1996. In fiscal year 1995, the company signed new labor contracts with all of these bargaining units except the IBT Local 96 bargaining unit at the parent company.

On May 31, 1995, a three-year labor agreement between the parent company and the approximately 1,050 member bargaining unit of what is currently IBT Local 96 expired. IBT Local 96 currently represents 930 employees or 41% of the company's work force.

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

During the lockout, the company made two good faith offers as part of the bargaining process but the membership of IUGW voted to reject these offers. On September 25, 1995, after negotiations between the company and IUGW had reached an impasse, the company installed the terms of its August 28, 1995 final contract offer. The bargaining unit was invited to return to work on September 27, 1995. All eligible employees returned to work.

Employees represented by IUGW (now IBT Local 96) have been working productively under the terms and conditions of the company's final contract offer, as amended, since September 1995. The National Labor Relations Board
(NLRB) has ruled in favor of the company three separate times on charges of unfair labor practices brought by IUGW, including a decision on April 29, 1996 by the Office of Appeals of the NLRB to dismiss IUGW's appeal, with no further right of appeal.

In October 1996, the company invited the bargaining unit, now represented by IBT Local 96, to resume negotiations. IBT Local 96 accepted the invitation and the parties have commenced discussions. Since the company had not reached an agreement with IBT Local 96 as of November 21, 1996, a no strike/no lockout provision, usually included in a collective bargaining agreement, is not in effect and no assurance can be given that work stoppages may not occur. In the event a work stoppage occurs, the company is prepared to maintain operations.


RESULTS OF OPERATIONS

EARNINGS

1996 VS. 1995. Net income applicable to common stock for 1996 was $80.3 million, which was $18.7 million higher than the results for 1995. Weather during 1996 was substantially colder than the prior year, measuring 24.9% colder than 1995. The colder weather and a 2.9% increase in the number of customer meters resulted in a significant increase in firm therm sales and net revenues. Also contributing to the increase in net income was the effect of reduced interest expense. The positive impact of the colder weather was partially offset by increased other operating expenses, which included expenses amounting to $13.4 million applicable to estimated costs associated with the redesign of the company's organization, and lower other income (loss) -net. Earnings per average common share were $1.85, or $.40 higher than 1995. Average common shares outstanding increased by 1.8%. The company earned 15.0% on average common equity in 1996 compared to 12.3% in 1995.

EARNINGS PER AVERAGE COMMON SHARE
[GRAPH]

1995 VS. 1994. Net income applicable to common stock for 1995 was $61.6 million, which was $2.5 million higher than the results for 1994. Operating income was virtually unchanged from 1994. Weather, which was 15.1% warmer than the prior year, resulted in lower firm therm sales and lower net revenues, and was almost completely offset by the combined effect of a 3.4% increase in customer meters, increased retail rates and lower other operating expenses. Other income (loss)-net improved by $2.3 million, and included a $1.9 million after-tax gain on the sale of a non-utility subsidiary. Earnings per average common share were $1.45, representing a $.04 increase over the level for 1994. Average common shares outstanding increased by 1.8%. The company earned 12.3% on average common equity in 1995 compared to 12.5% in 1994.

NET REVENUES

Net revenues increased by $61.1 million, or 13.9%, in 1996 and declined by $14.0 million, or 3.1%, in 1995. The factors contributing to the changes in net revenues between years are provided in the following table and the discussion below. The level of gas sold and delivered to firm customers is highly sensitive to the variability of the weather from normal levels, since such a large portion of the company's deliveries of natural gas is used for heating. The company's rates are based on normal weather. A comparison of weather to normal for 1992 to 1996 is shown in the Selected Financial Data on page 33. The company has no weather normalization tariff provision in any of its jurisdictions. However, the company has declining block rates in two of its three major jurisdictions, which reduce the impact of deviations in weather from normal.

COMPOSITION OF THE
CHANGES IN NET REVENUES

                                    Increase/(Decrease)
                                     From Prior Year
                                   1996             1995
------------------------------------------------------------
                                        (Millions)
Gas Sold and Delivered to
Firm Customers:

     Volumes                   $      56.5      $     (27.5)

     Rate Increases                    2.7             19.3

Gas Delivered to
Interruptible Customers               (1.8)              .8

Gross Receipts Taxes                   (.7)            (4.6)

Other                                  4.4             (2.0)
                               ------------     ------------
                               $      61.1      $     (14.0)
                               ============     ============


1996 VS. 1995.
GAS SOLD AND DELIVERED TO FIRM CUSTOMERS

Therm sales to firm customers rose by 213.6 million therms (21.4%) in 1996, causing net revenues to rise by $56.5 million. The significant increase was due to the previously discussed colder weather in 1996 and a 2.9% increase in firm customer meters.

The impact of increased rates on net revenues for 1996 was $2.7 million. The increase was due to the effect of higher rates granted in the State of Maryland in December 1994 that were not fully reflected in net revenues for fiscal year 1995 and amounts granted Shenandoah Gas Company, a distribution subsidiary.

The company had no rate requests outstanding in any of its major jurisdictions at September 30, 1996.

GAS DELIVERED TO INTERRUPTIBLE CUSTOMERS

Interruptible customers are required under contract to be capable of using an alternate fuel as a substitute for natural gas when the company determines their service must be curtailed to accommodate firm customers' needs during periods of peak demand. Nearly all of this customer class has the option of buying natural gas from the company or from a third-party supplier. In either case, the company charges these customers for delivering natural gas on its distribution system.

Therms delivered to interruptible customers declined by 41.5 million therms when compared to 1995. The decrease was due primarily to significantly longer interruptions in service to these customers in the first and second fiscal quarters of 1996 due to the sharply colder weather. Net revenues associated with therms delivered to this customer class declined by $1.8 million.

In the District of Columbia and the Commonwealth of Virginia, the effect on net income of changes in delivered volumes and prices to the interruptible class is minimized by margin sharing arrangements that are part of the design of the company's rates. To date, these arrangements have provided for a return to firm customers of the majority of the gross margins earned on such sales or deliveries after a gross margin threshold is reached or in exchange for the shift of a portion of the fixed costs of providing service from the interruptible to the firm class.

NET INCOME APPLICABLE TO COMMON STOCK
[GRAPH]

In the Maryland jurisdiction, as a result of unbundling initiatives, all interruptible customers became delivery service customers and must elect whether to buy gas from the company or a third-party supplier, but will continue to use the company's distribution system for delivery of their supply. The vast majority of the revenues from the delivery of gas to interruptible customers, whether purchased from the company or from a third-party supplier, are being returned to firm customers, after a gross margin threshold is reached. Recognizing the increased competition in making gas sales to interruptible customers, margins earned from gas sales made by the company are being shared equally between firm customers and the company.

GROSS RECEIPTS TAXES

Gross receipts taxes are imposed on the company based on gas sold and delivered in each of its jurisdictions. These taxes, which are recovered from customers and remitted to the various taxing authorities, decreased by

$709,000. The effect of a drop in the fuel tax rate for service to customers in Montgomery County, Maryland was largely offset by higher other gross receipts taxes due to higher revenues because of the colder weather in 1996. Amounts collected from customers, which are reflected in revenues, are offset by an equivalent amount recorded in general tax expense and, therefore, changes in such amounts have no effect on net income.

OTHER

Other net revenues increased by $4.4 million. Included in this caption are amounts associated with deliveries to customers for electric generation, sales of gas made outside the company's service territory, delivery service revenues applicable to certain Maryland firm customers and miscellaneous other operating revenues not associated with volumes of gas sold.

The company has two customers to which it sells and/or transports gas to facilities in Maryland where the supplies are used in generating electricity. Volumes delivered for electric generation in 1996 totalled 59.5 million therms, or 71.6 million therms lower than the volumes delivered in 1995. The decline is attributable to the combined effect of the lack of available pipeline capacity during the most recent winter due to the colder weather, reduced cooling requirements during the summer of 1996 due to cooler weather and pricing considerations for competing fuels due to the effect of higher gas prices. The impact on net revenues and net income of increases or decreases in volumes delivered for electric generation is not material due to a margin sharing arrangement in the State of Maryland that requires the return to firm customers of substantially all of the gross margins earned on sales and deliveries of gas, less related expenses, after the company recovers its investment in the facilities constructed to serve these customers. By returning margins from these deliveries to firm customers in the Maryland jurisdiction, the cost of providing gas to customers is lowered and, therefore, the company's competitive position is enhanced.

NET REVENUES AND COST OF GAS
[GRAPH]

In 1996, the company sold gas outside of its service territory. These sales, which totalled 40.5 million therms, are shown as gas sold off system in the Selected Financial Data on page 33. The contribution to net revenues was not material.

In the Maryland jurisdiction, the company expanded unbundled services to firm customers. Delivery service tariffs for large and groups of small volume firm commercial customers were implemented on November 1, 1995, and June 1, 1996, respectively. Under these tariffs, eligible customers may acquire their gas supply either from the company or a third-party supplier, such as marketers or other gas companies. The company continues to serve these customers by delivering gas through its distribution system under tariff rates. As shown in the Selected Financial Data on page 33, volumes delivered to firm customers acquiring their gas from others amounted to 3.8 million therms.

COST OF GAS

The company's total cost of gas increased to 32.67 cents per therm from the 1995 level of 28.68 cents per therm. The increase was due primarily to higher gas costs incurred for supplies during the most recent heating season arising from the sharply colder weather. This factor was partially mitigated by the effect of a reduced firm cost of gas due to the return of prior year overcollected gas costs to firm customers in 1996 and increased refunds from pipelines during the year, including a refund from Columbia Gas Transmission Corporation upon its emergence from bankruptcy in November 1995. Increases or decreases in the cost of gas associated with sales made to firm customers have no effect on net income because any change from the stipulated base cost of gas included in rates will be recovered from or returned to customers in a succeeding period. The company's commodity cost of gas for 1996 increased to
26.53 cents per therm from the 1995 level of 19.33 cents per therm due to the effect of the increased demand during the colder weather.

COST OF GAS SOLD
[GRAPH]

1995 VS. 1994.
GAS SOLD AND DELIVERED TO FIRM CUSTOMERS

Therm sales to firm customers dropped by 116.5 million therms in 1995, or 10.4%. This net reduction was caused by weather that was 15.1% warmer than the prior year, which was partially offset by a 3.4% increase in customer meters. The overall decline in volumes sold to the firm class caused a $27.5 million drop in net revenues.

The effect of rate increases on net revenues in fiscal year 1995 was an increase of $19.3 million, substantially caused by the impact of decisions in the company's three major jurisdictions. The company was granted an annual increase in retail rates of $6.4 million on August 1, 1994, by the PSC of DC. An annual increase of $6.8 million was granted by the SCC of VA effective September 27, 1994, and an annual increase of $7.4 million was granted by the PSC of MD on December 1, 1994.

GAS DELIVERED TO INTERRUPTIBLE CUSTOMERS

Therms delivered to interruptible customers increased by 46.9 million therms (17.9%). This increase reflected the effect of significant interruptions during the second fiscal quarter of 1994 due to extreme weather in that period. Net revenues associated with therms delivered to the interruptible class increased by $814,000 in 1995.

GROSS RECEIPTS TAXES

Gross receipts taxes decreased by $4.6 million due to the warmer weather in 1995 as compared to 1994. As discussed previously, these taxes are levied on revenues and, therefore, decreased with the decline in revenues.

COST OF GAS

The company's total cost of gas for 1995 dropped to 28.68 cents per therm from the 1994 level of 32.13 cents per therm. This decline was due to a significant drop in the per therm cost of gas purchased from producers or marketers during 1995 due to the mild winter. This favorable impact on the cost of gas was partially offset by lower refunds received from the pipelines and the effect of the level of fixed charges incurred in both years spread over fewer volumes purchased and delivered in 1995. The commodity cost of gas invoiced the company was 19.33 cents and 25.61 cents per therm for 1995 and 1994, respectively.

OTHER OPERATING EXPENSES
1996 VS. 1995. Operation and maintenance expenses increased by $26.1 million (13.4%) in 1996. Of this increase, $13.4 million was attributable to nonrecurring charges related to the redesign of the company's organization, as described on page 36 and in Note 10 to the Consolidated Financial Statements. Other factors that contributed to the increase included: (i) increased compensation to employees, including cash payouts to management and union-eligible employees and compensation in the form of a common stock grant;
(ii) higher labor charged to operating expenses in 1996 as a result of the lockout of certain union-eligible employees in 1995; and (iii) increased amortization of environmental expenses. Items that partially offset these increases were lower employee benefits expenses, including reduced health care expenses reflecting the effect of cost saving programs and lower pension expenses, and the effect of attrition in the work force on labor expense.

OTHER OPERATING EXPENSES
[GRAPH]

At September 30, 1996, the company had 2,264 utility employees, a decline of 141 employees (5.9%) from the level at September 30, 1995. For a further discussion of labor-related issues, please refer to the caption entitled "Labor Matters" on page 37.

Depreciation and amortization increased by $1.5 million (3.2%) in 1996. The increase was due to additional depreciation of $2.7 million on the company's rising investment in plant and equipment. Partially offsetting the additional depreciation was a decrease in the amount of amortization expense due to the company's full recovery of its investment to serve certain interruptible customers in the State of Maryland. The PSC of MD has permitted the company to recover its investment to serve certain interruptible customers before sharing with firm customers any margins earned on sales and deliveries to these customers. In 1996, capital expenditures totalled $124.4 million and the composite depreciation rate was 2.96% compared to 2.97% in 1995.

The composition of the change in general taxes is shown in Note 6 to the Consolidated Financial Statements. The composition of the change in income tax expense is detailed in the Consolidated Statement of Income Taxes on page 50.

1995 VS. 1994. Operation and maintenance expenses declined by $12.6 million (6.1%) from the 1994 level. Included in this drop were the effects of lower employee levels resulting from attrition in the work force, lower overtime costs, the lockout of approximately 1,050 union-eligible employees for approximately 16 weeks and a lower provision for injuries and damages. Partially offsetting these factors were the additional costs of management overtime and the use of outside contractors in fiscal year 1995 during the lockout. Also increasing was the cost of postretirement benefits other than pensions reflecting the inclusion of additional costs in retail rates in the District of Columbia and Virginia.

At September 30, 1995, the company had 2,405 utility employees, a drop of 140 employees (5.5%) from the level at September 30, 1994.

Depreciation and amortization increased by $2.9 million (6.6%) in 1995, due to a $3.4 million increase in depreciation on the company's rising investment in plant and equipment. This increase was partially offset by a drop in amortization of the company's investment in facilities to serve an electric generation customer. In 1995, capital expenditures totalled $112.7 million and the composite depreciation rate was unchanged from the 1994 rate of 2.97%.

The composition of the change in general taxes is shown in Note 6 to the Consolidated Financial Statements. The composition of the change in income tax expense is detailed in the Consolidated Statement of Income Taxes on page 50.

OTHER INCOME (LOSS)-NET

1996 VS. 1995. Other income (loss)-net declined by
$3.5 million in 1996. The decline primarily reflects the effect of: (i) a prior year $1.9 million after-tax gain on the sale of a non-utility subsidiary; (ii) valuation reserves recorded related to certain non-utility investments in the current year to reflect diminished expectations of their value; and (iii) lower interest income on temporary cash investments due to substantially lower invested balances and lower interest rates earned on amounts invested.

1995 VS. 1994. Other income (loss)-net was $2.3 million higher in 1995 than in 1994. The increase reflected a $1.9 million after-tax gain recorded on the sale of a non-utility subsidiary in the first fiscal quarter of 1995. Also contributing to the improvement was the absence, in 1995, of valuation reserves associated with the company's venture capital investments and non-utility operating companies. Partially offsetting these factors were lower gains recorded from the sale of non-utility accounts receivable during 1995 and lower earnings from sales of energy conservation products resulting from the discontinuance of this business in 1995.

INTEREST EXPENSE

1996 VS. 1995. Interest expense declined by $1.3 million or 4.1% in 1996. The decline was primarily due to reduced interest expense on both long-and short-term debt. Interest on long-term debt dropped by $330,000 due to a decline in the weighted average cost of such debt of .2 percentage points, partially offset by a $6.1 million increase in the average amount of long-term debt outstanding. The company's embedded cost of long-term debt was 7.5% at September 30, 1996, compared to 7.7% at September 30, 1995. The drop in the cost of long-term debt was due primarily to the effect of the refinancing of two First Mortgage Bond Series in January 1996. Interest expense on short-term debt declined by $596,000 due to a $9.9 million drop in the average amount of such debt outstanding and a decline in the weighted average cost of short-term debt of .13 percentage points. See Short-Term Cash Requirements and Related Financing for a discussion of fluctuations in short-term debt balances.

1995 VS. 1994. Interest expense declined by $253,000 or .8% in 1995. Interest expense due customers resulting from lower levels of Demand-Side Management costs overcollected from Maryland customers and a lower level of refunds from pipeline companies to be passed back to customers with interest, caused interest expense to drop $1.5 million. Interest expense on long-term debt was approximately the same as in 1994 as the levels of average long-term debt outstanding and the weighted average interest rates related thereto were virtually unchanged. The company's embedded cost of long-term debt at September 30, 1995 was 7.7% as compared to 7.8% at September 30, 1994. Interest on short-term debt rose by $1.2 million due to an increase in the average amount of short-term debt outstanding and an increase in the average short-term borrowing rate from 3.39% in 1994 to 5.77% in 1995 reflecting higher market rates for borrowings.


LIQUIDITY AND CAPITAL RESOURCES

The company has historically had a goal of maintaining its common equity ratio in the mid-50% range of total capital and a general policy of repaying short-term debt after the heating season ends in the spring as significant levels of current assets are converted into cash.

Accomplishing these objectives and maintaining sufficient cash flow are necessary to preserve the company's credit ratings and to allow access to capital at relatively low costs. At September 30, 1996, total capitalization was composed of 59.4% common equity, 3.0% preferred stock and 37.6% long-term debt. Effective November 1, 1996, shares issued through the Dividend Reinvestment and Common Stock Purchase Plan (DRP) and Employee Savings Plans will be purchased in the open market instead of issuing new shares.

CAPITALIZATION
[GRAPH]

SHORT-TERM CASH
REQUIREMENTS
AND RELATED FINANCING

The company's business is highly weather sensitive and seasonal. In fiscal year 1996, 74% of total therms delivered (excluding deliveries to two electric generation facilities) were delivered in the first and second fiscal quarters. This weather sensitivity causes short-term cash requirements to vary significantly during the year. Cash requirements peak in the fall and winter months when accounts receivable, accrued utility revenues and storage gas are at or near their highest levels. After the winter heating season, these assets are converted into cash and are used to liquidate short-term debt and acquire storage gas for the subsequent heating season.

Storage gas, which represents gas purchased from producers and primarily stored in facilities owned by interstate pipelines, is generally paid for between heating seasons and withdrawn during the heating season. Significant variations in storage balances at September 30 are usually caused by the price paid to producers and marketers, which is a function of short-term market fluctuations in gas costs. Such costs are recovered from customers as a component of the cost of gas.

Variations in the timing of collections of gas costs under the company's purchased gas adjustment provisions and the level of refunds from the pipeline companies that will be returned to the company's customers can significantly affect short-term cash requirements. At September 30, 1996, the company had a temporary net undercollection of gas costs of $26.6 million, compared to a $29.2 million net overcollection at September 30, 1995. Amounts that are undercollected and overcollected are reflected in the captions Gas costs due from customers and Gas costs due to customers in the Consolidated Balance Sheet and most of the current balances will be collected from or returned to customers in fiscal year 1997. At September 30, 1996, refunds received from pipelines that are to be returned to the company's customers totalled $8.3 million.

As of September 30, 1996, current maturities of long-term debt were $8.0 million. The company was authorized at September 30, 1996 to issue up to $60 million of long-term debt and $50 million of equity securities under an existing shelf registration which expires in January 1997. In October 1996, the company issued an additional $53 million in unsecured Medium-Term Notes (MTNs), thereby reducing its long-term debt issuance capability under the existing shelf registration to $7 million.

The company uses short-term debt in the form of commercial paper and short-term bank loans to fund seasonal requirements. Alternative sources include unsecured lines of credit, some of which are seasonal, and $130 million in a revolving-credit agreement maintained with a group of banks. Additional information regarding the company's short-term borrowing capabilities is included in Note 2 to the Consolidated Financial Statements. At September 30, 1996, the company had notes payable outstanding of $115.3 million, as compared to no such borrowings outstanding at September 30, 1995. The financing was required in the most recent year due primarily to the effect of a temporary undercollection of gas costs, increased prices for gas which included the cost to fill storage inventories for the next heating season, and an increased emphasis on using short-term debt to finance current assets.

LONG-TERM CASH REQUIREMENTS AND
RELATED FINANCING

The company's long-term cash requirements are dependent upon the level of capital expenditures, long-term debt maturity requirements and decisions to refinance long-term debt. The majority of the company's capital expenditures are devoted to adding new customers in its service area. The nature of the company's MTNs and First Mortgage Bonds are discussed in Note 3 to the Consolidated Financial Statements.

1996. As shown in the table on page 43, capital expenditures for 1996 totalled $124.4 million. New business expenditures, which include amounts invested to convert customers from other energy sources, totalled $77.9 million, or 62.6% of the total. By the end of 1996, customer meters rose to 772,281, an increase of 21,432, or 2.9% over the level at the end of 1995.

In 1996, net cash provided by operating activities amounted to $57.3 million, a decline of $120.9 million from the 1995 level. The sharp decrease was due primarily to: (i) the effect of a shift from an overcollection of gas costs from customers in the prior year to an undercollection of gas costs in the current year; (ii) the effect of a higher current year cost per therm to replace storage gas volumes withdrawn during the prior winter heating season;
(iii) higher funds used to support accounts receivable balances resulting primarily from higher gas costs; and (iv) refunds made to customers for amounts overcollected from the implementation of an interim rate increase. These uses of cash were partially offset by higher net income and increased sources of cash reflected in accounts payable due to higher gas prices and the amounts associated with the redesign of the company's organization.

In connection with a January 1996 in-substance defeasance as discussed in Note 3 to the Consolidated Financial Statements, the company issued $50.0 million of unsecured MTNs at a coupon rate of 6.15%. The MTNs have a 30-year nominal life and allow the holder to elect early maturity at par during a one-month period 30 days prior to the tenth anniversary date. Additionally, the company may redeem the MTNs at par at any time on or after the tenth anniversary date of their issuance up until the end of the 30-year nominal life. The $69.8 million of long-term debt retired included $50.0 million of 7-7/8% First Mortgage Bonds retired effective September 1, 1996, $17.325 million of 9-1/4% First Mortgage Bonds extinguished for financial reporting purposes in accordance with the in-substance defeasance, and a $2.5 million MTN retirement.

During 1996, the company raised $12.6 million through its DRP and Employee Savings Plans. The sum of net income and noncash charges, less dividends on common and preferred stock, totalled $101.0 million or 81.2% of capital expenditures.

1995. Capital expenditures totalled $112.7 million in 1995. New business capital expenditures, including conversions from other energy sources, totalled $78.9 million, or 70.0% of the total. By the end of 1995, the company had 750,849 customer meters, an increase of 24,889, or 3.4% over the level at the end of 1994.

In 1995, net cash provided by operating activities amounted to $178.2 million, an increase of $42.5 million over the 1994 level. Factors causing this increase included: (i) lower accounts receivable balances reflecting the timing of sales of non-utility receivables to commercial banks in 1995 and lower therm sales in September 1995; (ii) a greater level of gas costs overcollected and rate refunds due to customers in 1995; and (iii) lower payments made in 1995 related to FERC Order No. 636 transition costs that are reflected in accounts payable. Partially offsetting these items was the effect of a lower source of cash from storage gas inventory levels due to a smaller decline in the cost of gas than was experienced in 1994 and increased income tax payments in 1995 resulting from increased taxable income.

In 1995, the company issued $40 million of unsecured MTNs at a weighted average interest rate of 7.13%. These notes have 30-year terms with 10-year put and call options. Maturing MTNs totalled $8.5 million in 1995.

During 1995, the company raised $13.4 million through its DRP and Employee Savings Plans. The sum of net income and noncash charges, less dividends on common and preferred stock, totalled $68.6 million, representing 60.9% of capital expenditures.

1994. Capital expenditures totalled $119.8 million in 1994. Of this total, $73.4 million, or 61.3%, was expended for new business, reflecting greater housing starts in 1994. By the end of 1994, the company had 725,960 customer meters, an increase of 22,838, or 3.3% over the level at the end of 1993.

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

In 1994, the company issued $36.0 million in 30-year MTNs at an interest rate of 6.95%. Proceeds from the 1994 issuance were used to retire $32.7 million of the 9-1/4% Series First Mortgage Bonds due 2018 and pay the redemption premium applicable thereto. Maturing MTNs in 1994 totalled $18.0 million.

During 1994, the company raised $14.0 million through its DRP and Employee Savings Plans. The sum of net income and noncash charges, less dividends on common and preferred stock, amounted to $86.4 million in 1994, representing 72.1% of capital expenditures.

NON-UTILITY ACTIVITIES

During 1996, the company augmented cash flow through the sale of $30.5 million of certain non-utility accounts receivable related to merchandise. Similar sales of non-utility accounts receivable in 1995 and 1994 amounted to $45.1 million and $45.0 million, respectively. In 1995, the company received $2.0 million in cash as a result of the sale of a non-utility subsidiary.

HISTORICAL AND FUTURE CAPITAL REQUIREMENTS

The amount of maturities and sinking fund requirements on long-term debt for the ensuing five-year period is included in Note 3 to the Consolidated Financial Statements.

SECURITY RATINGS

Shown below are the ratings on the company's debt instruments at year-end for 1996. There were no changes in these ratings from 1995.

First Mortgage Bonds
     Standard & Poor's Corporation               AA-
     Moody's Investors Service                   Aa2
     Fitch Investors Service, Inc.               AA-

Unsecured Medium-Term Notes
     Standard & Poor's Corporation               AA-
     Moody's Investors Service                   Aa3
     Fitch Investors Service, Inc.               AA-

Commercial Paper
     Standard & Poor's Corporation              A-1+
     Moody's Investors Service                  P-1
     Fitch Investors Service, Inc.              F-1+

CAPITAL EXPENDITURES

The company's actual capital expenditures for 1994-1996 and projected capital expenditures for 1997-2001 are shown in the table below. The company believes that the combination of available internal and external sources of funds will be adequate to meet its capital requirements.


CAPITAL EXPENDITURES
(Millions)

                                  Actual                                  Projected
                          1994     1995    1996         1997    1998     1999    2000     2001   Total
                        -----------------------      ----------------------------------------------------
New Business            $  73.4  $  78.9 $  77.9      $  87.6  $  88.4  $  84.1 $  88.0  $  93.0  $ 441.1
Replacements               27.0     25.6    34.5         41.2     38.2     40.1    41.8     43.2    204.5
Other                      19.4      8.2    12.0         24.4     19.5     18.1    15.4     13.7     91.1
                        ------------------------      ---------------------------------------------------
Total                   $ 119.8  $ 112.7 $ 124.4      $ 153.2  $ 146.1  $ 142.3 $ 145.2  $ 149.9  $ 736.7
                        ========================      ===================================================

OTHER FACTORS AFFECTING
THE COMPANY

RATE INCREASES

Requests for rate increases are based on increased investment in plant and equipment, higher operating expenses and the need to earn an adequate return on invested capital.

The company's rates did not change in any of its major jurisdictions in 1996. However, results of operations in fiscal year 1996 benefitted from rate increases implemented by a distribution subsidiary in fiscal years 1995 and 1996, and a rate increase that was granted effective December 1, 1994 in the company's Maryland jurisdiction. A Summary of Major Rate Applications and Results is shown below.

ENVIRONMENTAL MATTERS

The company and its subsidiaries are subject to various laws related to environmental matters, as discussed in Note 9 to the Consolidated Financial Statements.

YEAR 2000

Like all companies with business application software programs, including mainframe, client/server and personal computer applications written over many years, the company is also affected by the so-called "Year 2000" issue. These programs, which include the company's customer service, operations and financial systems, were written using two-year digits to define the applicable year, rather than four. Any of the company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in the computer shutting down or performing incorrect computations.

The company is in the process of identifying the systems that could be affected by the year 2000 issue and is developing an implementation plan to resolve the issue. The company believes, with the appropriate modifications, it will be able to operate its time-sensitive business application software programs through the turn of the century.

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


SUMMARY OF MAJOR RATE APPLICATIONS AND RESULTS

                                                                            Increase in Annual Revenues
                                                                            ---------------------------
                                                                               Amount          Amount          Allowed
                                              Effective        Test Year      Requested       Granted         Return on
Jurisdiction                                    Date         12 Mos. Ended   (Millions)      (Millions)      Common Equity
--------------------------------------------------------------------------------------------------------------------------
Virginia                                         7/6/90          3/31/90      $   7.7      $     7.1              13.00%
Maryland                                         8/1/93         12/31/92         26.2           10.6                 a/
District of Columbia                           10/19/93          9/30/92         24.5            4.7              11.50
District of Columbia                             8/1/94          9/30/93         17.3            6.4                 b/
Virginia                                        9/27/94         12/31/93         15.7            6.8              11.50
Maryland                                        12/1/94          3/31/94         17.6            7.4                 a/


a/ Rates were implemented as a result of a settlement agreement. The return on equity indicated in the order of 11.5% was not utilized to establish rates. b/ Application was settled without stipulating the return on common equity.

CONSOLIDATED STATEMENT OF INCOME
Washington Gas Light Company, Years Ended September 30

                                                                1996                 1995         1994
------------------------------------------------------------------------------------------------------
                                                                 (Thousands, Except Per Share Data)
OPERATING REVENUES (Note 1)                               $  969,778            $ 828,748   $  914,863
Cost of Gas (Note 1)                                         469,925              390,041      462,195
                                                          ----------            ---------   ----------
NET REVENUES                                                 499,853              438,707      452,668
                                                          ----------            ---------   ----------

OTHER OPERATING EXPENSES
    Operation (Note 10)                                      187,817              163,518      171,612
    Maintenance                                               33,105               31,268       35,789
    Depreciation and amortization (Note 1)                    47,887               46,385       43,494
    General taxes (Note 6)                                    68,605               67,829       72,177
    Income taxes (See Statement and Note 5)                   49,376               37,514       37,264
                                                          ----------            ---------   ----------
                                                             386,790              346,514      360,336
                                                          ----------            ---------   ----------

OPERATING INCOME                                             113,063               92,193       92,332
Other Income (Loss)-Net                                         (874)               2,610          274
                                                          ----------            ---------   ----------

INCOME BEFORE INTEREST EXPENSE                               112,189               94,803       92,606

Interest Expense                                              30,598               31,894       32,147
                                                          ----------            ---------   ----------

NET INCOME                                                    81,591               62,909       60,459
Dividends on Preferred Stock                                   1,332                1,333        1,335
                                                          ----------            ---------   ----------

NET INCOME APPLICABLE TO COMMON STOCK                     $   80,259            $  61,576   $   59,124
                                                          ==========            =========   ==========

AVERAGE COMMON SHARES OUTSTANDING                             43,360               42,575       41,835
                                                          ==========            =========   ==========

EARNINGS PER AVERAGE SHARE OF COMMON STOCK                $     1.85            $    1.45   $     1.41
                                                          ==========            =========   ==========




The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET
Washington Gas Light Company, September 30

                                                                         1996                 1995
--------------------------------------------------------------------------------------------------
                                                                             (Thousands)
ASSETS
PROPERTY, PLANT AND EQUIPMENT (Note 1)
    At original cost                                               $1,721,956           $1,608,518
    Accumulated depreciation and amortization                        (591,382)            (552,460)
                                                                   ----------           ----------
                                                                    1,130,574            1,056,058
                                                                   ----------           ----------
CURRENT ASSETS
    Cash and cash equivalents                                           4,589               13,911
    Accounts receivable                                                53,587               41,528
    Gas costs due from customers                                       28,109                  692
    Allowance for doubtful accounts                                   (11,846)             (10,580)
    Accrued utility revenues                                           15,117               18,323
    Materials and supplies-principally at average cost                 14,425               14,296
    Storage gas-at cost (first-in, first-out)                          83,829               53,361
    Deferred income taxes (See Statement and Note 5)                   17,888               19,710
    Other prepayments-principally taxes                                10,047                7,799
                                                                   ----------           ----------
                                                                      215,745              159,040
                                                                   ----------           ----------

DEFERRED CHARGES AND OTHER ASSETS (Note 1)                            118,282              145,040
                                                                   ----------           ----------

         Total                                                     $1,464,601           $1,360,138
                                                                   ==========           ==========

CAPITALIZATION AND LIABILITIES
CAPITALIZATION (See Statement)
    Common shareholders' equity                                    $  558,809           $  513,044
    Preferred stock                                                    28,440               28,471
    Long-term debt (Note 3)                                           353,893              329,051
                                                                   ----------           ----------
                                                                      941,142              870,566
                                                                   ----------           ----------
CURRENT LIABILITIES
    Current maturities (Note 3)                                         8,006               52,505
    Notes payable (Note 2)                                            115,278                   --
    Accounts payable                                                   90,524               65,398
    Wages payable                                                      14,308               15,125
    Dividends declared                                                 12,787               12,353
    Customer deposits and advance payments                             12,997               15,408
    Accrued taxes                                                       5,594                6,253
    Accrued interest                                                    4,910                5,577
    Pipeline refunds due to customers                                   8,262               10,560
    Gas costs due to customers                                          1,488               29,871
    Rate refund due to customers (Note 1)                                  --                9,306
                                                                   ----------           ----------
                                                                      274,154              222,356
                                                                   ----------           ----------

DEFERRED CREDITS
    Unamortized investment tax credits                                 22,381               23,353
    Deferred income taxes (See Statement and Note 5)                  128,936              121,157
    Other (Notes 1, 7, 8 and 9)                                        97,988              122,706
                                                                   ----------           ----------
                                                                      249,305              267,216
                                                                   ----------           ----------
COMMITMENTS AND CONTINGENCIES (Notes 8, 9 and 11)
         Total                                                     $1,464,601           $1,360,138
                                                                   ==========           ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
Washington Gas Light Company, Years Ended September 30

                                                                           1996           1995             1994
---------------------------------------------------------------------------------------------------------------
                                                                                  (Thousands)
OPERATING ACTIVITIES
Net Income                                                         $     81,591      $  62,909     $     60,459
Adjustments to reconcile net income to net cash
    provided by operating activities:
         Depreciation and amortization (a)                               54,517         52,329           49,029
         Deferred income taxes-net                                       11,337          2,036           13,277
         Amortization of investment tax credits                            (972)          (992)          (1,014)
         Allowance for funds used during construction                      (465)          (443)            (200)
         Other noncash charges and credits-net                            5,250          1,519           12,937
                                                                   ------------      ---------     ------------
                                                                        151,258        117,358          134,488
Changes in assets and liabilities:
         Accounts receivable and accrued utility revenues                (7,587)        21,693            4,764
         Gas costs due from/to customers-net                            (55,800)        29,008           (4,243)
         Storage and prepaid gas costs                                  (30,468)         6,606           16,187
         Other prepayments-principally taxes                             (2,248)            43           (1,752)
         Accounts payable                                                17,578         (8,485)         (26,097)
         Wages payable                                                     (817)           531           (1,833)
         Customer deposits and advance payments                          (2,411)          (333)            (382)
         Accrued taxes                                                     (659)        (3,394)           3,925
         Pipeline refunds due to customers                               (2,298)         2,988            5,717
         Rate refund due to customers                                    (9,306)         9,306               --
         Deferred purchased gas costs                                    (1,435)        (2,625)           3,046
         Other-net                                                        1,464          5,492            1,909
                                                                   ------------      ---------     ------------
             Net Cash Provided by Operating Activities                   57,271        178,188          135,729
                                                                   ------------      ---------     ------------

FINANCING ACTIVITIES
Common stock issued                                                      12,637         13,368           14,027
Long-term debt issued                                                    50,000         40,000           36,000
Long-term debt retired                                                  (69,830)        (9,322)         (50,719)
Notes payable-net                                                       115,278        (52,912)          31,458
Dividends on common and preferred stock                                 (50,264)       (48,731)         (48,042)
                                                                   ------------      ---------     ------------
             Net Cash Provided by (Used in) Financing Activities         57,821        (57,597)         (17,276)
                                                                   ------------      ---------     ------------

INVESTING ACTIVITIES
Proceeds from sale of non-utility subsidiary                                 --          2,000               --
Capital expenditures                                                   (124,414)      (112,715)        (119,796)
Other investing activities                                                   --            513               --
                                                                   ------------      ---------     ------------
             Net Cash Used in Investing Activities                     (124,414)      (110,202)        (119,796)
                                                                   ------------      ---------     ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (b)                     (9,322)        10,389           (1,343)
Cash and Cash Equivalents at Beginning of Year (b)                       13,911          3,522            4,865
                                                                   ------------      ---------     ------------
Cash and Cash Equivalents at End of Year (b)                       $      4,589      $  13,911     $      3,522
                                                                   ============      =========     ============

(a) Includes amounts charged to other accounts.
(b) Cash equivalents are highly liquid investments with a maturity of three months or less when purchased.

---------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    Income taxes paid                                              $     41,993      $  38,824     $     22,334
    Interest paid                                                  $     30,859      $  30,879     $     31,345
---------------------------------------------------------------------------------------------------------------



The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CAPITALIZATION
Washington Gas Light Company, September 30

                                                                      1996                         1995
------------------------------------------------------------------------------------------------------------------
                                                                            (Dollars in Thousands)
COMMON SHAREHOLDERS' EQUITY (See Statement and Note 4)
    Common stock, $1 par value, authorized 80,000,000 shares,
         issued 43,726,853 and 42,944,831 shares                $   43,727                    $  42,945
    Paid-in capital                                                304,691                      289,285
    Retained earnings                                              213,626                      182,733
    Deferred compensation                                           (2,697)                      (1,680)
    Treasury stock-at cost, 23,377 and 12,868 shares                  (538)                        (239)
                                                                ----------                    ---------
               Total Common Shareholders' Equity                   558,809       59.4%          513,044      58.9%
                                                                ----------     -------        ---------     ------

PREFERRED STOCK without par value,
    authorized 1,500,000 shares, outstanding
         $4.80 series, 150,000 shares                               15,000                       15,000
         $4.25 series, 70,600 shares                                 7,173                        7,173
         $5.00 series, 60,000 shares                                 6,000                        6,000
         $4.36 convertible series, 2,073 and 2,348 shares              207                          235
         $4.60 convertible series, 600 and 635 shares                   60                           63
                                                                ----------                    ---------
               Total Preferred Stock                                28,440        3.0            28,471       3.3
                                                                ----------     -------        ---------     ------

LONG-TERM DEBT (Note 3)
    First mortgage bonds
         7-7/8% series due September 1, 2016                            --                       50,000
         8-5/8% series due March 1, 2017                            35,500                       35,500
         9-1/4% series due April 15, 2018                               --                       17,325
         8-3/4% series due July 1, 2019                             50,000                       50,000
                                                                ----------                    ---------
                                                                    85,500                      152,825
                                                                ----------                    ---------
    Unsecured medium-term notes
         Due fiscal year 1996, 4.57%                                    --                        2,500
         Due fiscal year 1997, 6.50% to 6.58%                        8,000                        8,000
         Due fiscal year 1998, 6.43% to 8.00%                       15,800                       15,800
         Due fiscal year 1999, 6.50% to 7.97%                       21,700                       21,700
         Due fiscal year 2002, 6.90% to 7.56%                       45,600                       45,600
         Due fiscal year 2003, 6.90%                                 5,000                        5,000
         Due fiscal year 2008, 6.51% to 6.61%                       20,100                       20,100
         Due fiscal year 2022, 6.94% to 6.95%                        5,000                        5,000
         Due fiscal year 2023, 6.50% to 7.04%                       30,000                       30,000
         Due fiscal year 2024, 6.95%                                36,000                       36,000
         Due fiscal year 2025, 6.50% to 7.76%                       40,000                       40,000
         Due fiscal year 2026, 6.15%                                50,000                           --
                                                                ----------                    ---------
                                                                   277,200                      229,700
                                                                ----------                    ---------

    Other long-term debt                                               196                          201
    Unamortized premium and (discount)-net                            (997)                      (1,170)
                                                                ----------                    ---------
    Total long-term debt                                           361,899                      381,556
                                                                ----------                    ---------
    Less current maturities                                          8,006                       52,505
                                                                ----------                    ---------
               Long-Term Debt                                      353,893       37.6           329,051      37.8
                                                                ----------     -------        ---------    -------
                                                                $  941,142      100.0%        $ 870,566     100.0%
                                                                ==========     =======        =========    =======



The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS' EQUITY
Washington Gas Light Company

                                                 Common Stock Issued
                                                ---------------------      Paid-in      Deferred      Treasury    Retained
                                                Shares         Amount      Capital    Compensation     Stock      Earnings
                                                --------------------------------------------------------------------------
                                                                            (Dollars in Thousands)
BALANCE SEPTEMBER 30, 1993                     41,504,788     $41,504     $263,364     $ (2,701)     $  (213)    $ 156,090
    Net income                                                                                                      60,459
    Deferred compensation                                                       21          847         (229)
    Dividend reinvestment plan                    539,108         540       10,244
    Employee savings plans                        162,226         162        3,081
    Conversion of preferred stock                   2,354           2           19
    Dividends declared:
         Common stock ($1.105 per share)                                                                           (46,351)
         Preferred stock                                                                                            (1,335)
                                               ----------     -------     --------     --------      -------     ---------
BALANCE SEPTEMBER 30, 1994                     42,208,476      42,208      276,729       (1,854)        (442)      168,863
    Net income                                                                                                      62,909
    Common stock expense                                                       (18)
    Deferred compensation                                                      (83)         174          203
    Dividend reinvestment plan                    596,140         596       10,264
    Employee savings plans                        137,372         138        2,370
    Conversion of preferred stock                   2,843           3           23
    Dividends declared:
         Common stock ($1.1175 per share)                                                                          (47,706)
         Preferred stock                                                                                            (1,333)
                                               ----------     -------     --------     --------      -------     ---------
BALANCE SEPTEMBER 30, 1995                     42,944,831      42,945      289,285       (1,680)        (239)      182,733
    Net income                                                                                                      81,591
    Common stock expense                                                        (9)
    Deferred compensation                         127,100         127        2,420       (1,017)        (299)
    Director compensation plan                      1,603           2           34
    Employee compensation                          45,313          45          901
    Dividend reinvestment plan                    484,415         485       10,007
    Employee savings plans                        120,362         120        2,025
    Conversion of preferred stock                   3,229           3           28
    Dividends declared:
         Common stock ($1.135 per share)                                                                           (49,366)
         Preferred stock                                                                                            (1,332)
                                               ----------     -------     --------     --------      -------     ---------
BALANCE SEPTEMBER 30, 1996                     43,726,853     $43,727     $304,691     $ (2,697)     $  (538)    $ 213,626
                                               ==========     =======     ========     ========      =======     =========



The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF INCOME TAXES
Washington Gas Light Company

                                                                        1996                1995                    1994
---------------------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE, YEARS ENDED SEPTEMBER 30 (NOTE 5)                           (Dollars in Thousands)
   Charged to other operating expenses
      Current                                                     $   39,224             $   35,598              $   24,637
                                                                  ----------             ----------              ----------
      Deferred
         Accelerated depreciation                                      9,761                 10,215                  10,254
         Losses/gains on reacquired debt                                (112)                  (469)                  1,662
         Deferred gas costs                                           11,260                 (4,450)                  4,255
         Pensions and other employee benefit costs                      (132)                   214                  (2,077)
         Demand side management costs                                   (481)                 1,976                     155
         Inventory overheads                                          (4,232)                (3,126)                     48
         Other                                                        (4,940)                (1,452)                   (656)
                                                                  ----------             ----------              ----------
             Total Deferred Income Tax Expense                        11,124                  2,908                  13,641
                                                                  ----------             ----------              ----------
      Amortization of investment tax credits                            (972)                  (992)                 (1,014)
                                                                  ----------             ----------              ----------
                                                                      49,376                 37,514                  37,264
                                                                  ----------             ----------              ----------
   Charged to other income (loss)-net
      Current                                                           (842)                   142                     690
      Deferred                                                           213                   (872)                   (364)
                                                                  ----------             ----------              ----------
                                                                        (629)                  (730)                    326
                                                                  ----------             ----------              ----------
              Total Income Tax Expense                            $   48,747             $   36,784              $   37,590
                                                                  ==========             ==========              ==========
RECONCILIATION BETWEEN THE STATUTORY FEDERAL INCOME
    TAX RATE AND THE EFFECTIVE TAX RATE
         Income tax at statutory Federal income tax rate    $ 45,618     35.00%     $ 34,893      35.00%   $ 34,317     35.00%
                                                            --------    ------      --------     ------    --------    ------
         Increases (decreases) in tax resulting from
             Accelerated depreciation less amount deferred     2,705      2.08         2,837       2.85       2,195      2.24
             Amortization of investment tax credits             (972)     (.75)         (992)     (1.00)     (1,014)    (1.03)
             Cost of removal                                    (431)     (.33)         (488)      (.49)       (435)     (.44)
             State income taxes                                2,180      1.67         2,112       2.12       1,892      1.93
             Other items-net                                    (353)     (.27)       (1,578)     (1.58)        635       .64
                                                            --------    ------      --------     ------    --------    ------
         Income Tax Expense and Effective Tax Rate          $ 48,747     37.40%     $ 36,784      36.90%   $ 37,590     38.34%
                                                            ========    ======      ========     ======    ========    ======

                                                                     1996                  1995
                                                            ---------------------   --------------------
ACCUMULATED DEFERRED INCOME TAXES AT SEPTEMBER 30           Current   Non-current   Current  Non-current
                                                            -------   -----------   -------  -----------
    Deferred tax assets
         Pensions and other employee benefit costs           $ 6,043   $  5,614     $ 5,623    $ 6,202
         Uncollectible accounts                                3,158         --       2,703         --
         Inventory overheads                                   9,397         --       5,165         --
         Valuation allowance                                      --     (2,670)         --     (2,470)
         Other                                                 4,819     11,896         991     12,905
                                                             -------   --------     -------  ---------
             Total Assets                                     23,417     14,840      14,482     16,637
                                                             -------   --------     -------  ---------
    Deferred tax liabilities
         Accelerated depreciation                                 --    110,122          --    100,381
         Losses/gains on reacquired debt                          --      2,913          --      3,046
         Construction overheads                                   --      3,080          --      3,246
         Income taxes recoverable through future rates            --     18,531          --     20,267
         Deferred gas costs                                    5,529      2,185      (5,228)     1,682
         Demand side management costs                             --      6,945          --      7,196
         Other                                                    --         --          --      1,976
                                                             -------   --------     -------  ---------
             Total Liabilities                                 5,529    143,776      (5,228)   137,794
                                                             -------   --------     -------  ---------
             Total Accumulated Deferred Income Taxes         $17,888  $(128,936)    $19,710  $(121,157)
                                                             =======  =========     =======  =========



The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Washington Gas Light Company

1. ACCOUNTING POLICIES

NATURE OF OPERATIONS

Washington Gas Light Company (company) is a public utility that delivers and sells natural gas to metropolitan Washington, D.C. and adjoining areas in Maryland and Virginia. A distribution subsidiary, Shenandoah Gas Company, serves portions of Virginia and West Virginia. The company also owns a subsidiary that operates an underground storage field on behalf of the company. As of September 30, 1996, the company and its distribution subsidiary served over 772,000 customer meters. Therms delivered to firm customers accounted for 79% of the company's total therms delivered in fiscal year 1996, and the company is not dependent on one customer or group of customers. In 1996, Washington Gas Energy Services, Inc. (WGES), a non-utility subsidiary, entered the energy services market. During fiscal year 1996, its operations were primarily limited to selling gas in competition with third-party suppliers, such as marketers or other gas companies. The company's non-utility operations, including the activities of WGES, are not currently material.

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

REGULATED OPERATIONS

The company and its utility subsidiaries account for their regulated operations in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), as amended and supplemented by subsequently issued standards. These standards set forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the rate setting process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise.When this results, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses as those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). As required by SFAS No. 71 (as amended and supplemented), the company monitors the regulatory and competitive environment in which it operates to determine that its regulatory assets continue to be probable of recovery. If it is determined that an asset is no longer probable of recovery, the asset would be written off against income.

The amounts recorded as regulatory assets and regulatory liabilities in the Consolidated Balance Sheet at September 30, 1996 and 1995 follow.

                                  1996     1995
-------------------------------------------------
                                   (Millions)
REGULATORY ASSETS
-----------------
Income tax-related amounts
    due from customers (Note 5)   $ 40.9  $ 43.8

Gas costs due from customers        28.1      .7

Demand side management
    costs due from customers        22.3    22.0

Other postretirement
    benefit costs (Note 7)          12.5    10.5

Environmental response
    costs (Note 9)                  12.2    14.3

Losses on reacquired debt            9.0     7.6

Purchased gas costs                  6.0     4.6

Order 636 transition costs
    due from customers (Note 8)      5.7    17.8

Other                                 .9     1.2
                                  ------  ------
                                  $137.6  $122.5
                                  ======  ======


REGULATORY LIABILITIES
----------------------
Income tax-related amounts
     due to customers (Note 5)     $22.4  $ 23.5

Demand side management
     costs due to customers          3.4     2.6

Gas costs due to customers           1.5    29.9

Refunds due to customers             8.3    33.7

Other                                1.8     2.3
                                  ------  ------
                                   $37.4  $ 92.0
                                  ======  ======

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at original cost including labor, materials, taxes and overheads. An Allowance for Funds Used During Construction (AFUDC) is capitalized as a component of construction overheads. The amount of AFUDC capitalized in 1996, 1995 and 1994 was $465,000, $443,000, and $200,000, respectively.

The original cost of depreciable units of plant retired, together with the cost of removal, net of salvage, is charged to accumulated depreciation. Maintenance and repairs are charged to operating expenses, except that charges applicable to transportation and power-operated equipment are allocated to operating expenses, construction and other accounts based on the use of such equipment. Betterments and renewals are capitalized. Depreciation applicable to the company's gas plant in service is calculated primarily on a straight-line remaining life basis. The composite rate was 2.96% for 1996 and 2.97% for 1995 and 1994. The adequacy of the company's depreciation rates is periodically reviewed considering estimated remaining lives and other factors.

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

REACQUISITION OF LONG-TERM DEBT

Gains or losses resulting from the reacquisition of long-term debt are deferred for book purposes and amortized over future periods as adjustments to interest expense in accordance with established regulatory practice. Losses realized and deferred were $2.3 million in 1996 and $6.2 million in 1994. No gains or losses were realized in 1995. For income tax purposes, gains and losses are recognized currently.

NEW ACCOUNTING STANDARDS

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), which establishes a fair value based method of accounting for stock-based compensation granted in fiscal years beginning after December 15, 1994. SFAS No. 123 is not expected at this time to have any impact on results of operations or financial condition of the company.

In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125). SFAS No. 125 establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of a financial components approach that focuses on control. Under that approach, when a financial asset is transferred, the transferor recognizes all financial and servicing assets it controls and the liabilities it has incurred, and derecognizes financial assets when control has been surrendered. SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings, and supersedes Statement of Financial Accounting Standards No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse" (SFAS No. 77).

The company has previously accounted for sales of receivables with recourse in accordance with SFAS No. 77, including disclosure of its liability under the recourse obligation in the Notes to the Consolidated Financial Statements. SFAS No. 125 will require the company to record a liability for its recourse obligation for any such sales occurring after December 31, 1996, and to continue recourse obligation disclosure for sales occurring prior to that date. SFAS No. 125 will not affect the company's results of operations.

In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities" (SOP 96-1), which the company will be required to adopt in fiscal 1998. SOP 96-1 provides additional guidance on the accrual, measurement and disclosure of environmental liabilities. The company is reviewing SOP 96-1 and does not currently expect it to materially impact its financial condition or results of operations.


2. SHORT-TERM DEBT

The company's short-term financing requirements are satisfied through the sale of commercial paper or bank borrowings. The company maintains credit lines and a revolving credit agreement to support its outstanding commercial paper and to permit short-term borrowing flexibility.

As of September 30, 1996, the company had permanent bank lines of credit available of $20 million, all of which were unused. In support of the permanent lines, the company pays commitment or non-usage fees of .07% per annum of the unused lines. These lines expire on June 30, 1997. The company has $20 million of additional bank lines of credit which are temporary lines that are available during the heating season and for which no compensation is paid unless activated. The temporary lines became available on October 1, 1996. Of these lines, $5 million will expire on April 1, 1997 and $15 million will expire on April 30, 1997.

As of September 30, 1996, the company had a short-term revolving credit agreement with a group of banks that allows the company to borrow up to $130 million. The company pays facility fees of .07% per annum on the daily average amount of the commitment. The amount of the commitment can be reduced at the option of the company. The agreement, which expires on May 23, 1997, allows for annual extension by mutual agreement in each of the next three consecutive years.

Collectively, the borrowing options under the bank lines of credit and the revolving credit agreement include the prime lending rate, as well as rates based on certificates of deposit and London Interbank Offered Rates.

As of September 30, 1996, the company had $115.3 million in short-term debt outstanding, excluding current maturities, at a weighted average cost of 5.52%. As of September 30,1995, the company had no short-term debt outstanding, excluding current maturities.


3. LONG-TERM DEBT

FIRST MORTGAGE BONDS

The company's Mortgage dated January 1, 1933 (Mortgage), as supplemented and amended, securing the First Mortgage Bonds issued by the company, constitutes a direct lien on substantially all property and franchises owned by the company other than expressly excepted property.

UNSECURED MEDIUM-TERM NOTES

The company issues unsecured Medium-Term Notes (MTNs) which are individually set as to interest rate, maturity and any call or put option. These notes can have maturity dates of one or more years from date of issuance. The company will not issue any First Mortgage Bonds under its Mortgage in addition to the First Mortgage Bonds that were outstanding on September 1, 1993, without making effective provision whereby the unsecured MTNs shall be secured by the First Mortgage equally and ratably with any and all other obligations and indebtedness thereby secured. At September 30, 1996 and 1995, the weighted average interest rate on all outstanding MTNs was 6.90% and 7.04%, respectively.

In October 1996, the company issued a total of $53 million in MTNs with maturity dates in fiscal year 2027. Of this total, $25 million in such notes were issued with a coupon rate of 6.82%. Holders of these MTNs have a one-time option to have the company redeem the notes at their face value on October 9, 2006. The remaining $28 million was issued with coupon rates of 6.62% and 6.63%. Holders of these MTNs have a one-time option to have the company redeem the notes at their face value on October 23, 2003.

REFINANCING TRANSACTION

On January 25, 1996, the company issued $50 million of unsecured MTNs at a coupon rate of 6.15% and $21.6 million of short-term commercial paper. The MTNs have a 30-year nominal life and allow the holder to elect early maturity of the MTNs at par during a one-month period 30 days prior to the tenth anniversary date. Additionally, the company can redeem the MTNs at par at any time on or after the tenth anniversary date of their issuance up until the end of the 30-year nominal life. The proceeds of these issuances were used to purchase approximately $71.6 million of U.S. Treasury Securities. These securities were deposited in an irrevocable trust for the sole purpose of paying the principal and interest on $50 million of 7-7/8% Series First Mortgage Bonds due September 1, 2016 and $17.325 million of 9-1/4% Series First Mortgage Bonds due April 15, 2018 up to and including their first call dates on September 1, 1996 and April 15, 1998, respectively. This transaction was accounted for as an in-substance defeasance in which the affected debt was extinguished for financial reporting purposes, although not legally retired. A premium incurred in connection with acquiring the Treasury securities of approximately $2.3 million was recorded as a regulatory asset and is being amortized over future periods as an adjustment to interest expense in accordance with regulatory practice.

On September 1, 1996, proceeds from the trust were used to legally retire the 7-7/8% Series First Mortgage Bonds. The remaining proceeds in the trust will be used to pay the interest and principal payments on the outstanding 9-1/4% Series First Mortgage Bonds up to and including the first call date on April 15, 1998, at which time they will be legally retired.

MATURITIES AND SINKING FUND REQUIREMENTS

The amount of maturities and sinking fund requirements on long-term debt for the ensuing five-year period at September 30, 1996 is $8.0 million in 1997, $17.8 million in 1998, $73.7 million in 1999, $2.0 million in 2000 and $2.0 million in 2001.


4. COMMON STOCK

At September 30, 1996, there were 1,260,864 authorized but unissued shares of Common Stock reserved for the Dividend Reinvestment and Common Stock Purchase Plan, for the Directors' Stock Compensation Plan, for conversion of Convertible Preferred Stock and as an investment alternative in the company's qualified Employee Savings Plans.

In connection with a Long-Term Incentive Compensation Plan (LTICP), 800,000 shares of Common Stock were reserved for various awards that can be granted thereunder and 432,500 shares remain reserved for potential future awards under the LTICP at September 30, 1996. During 1996, 98,400 shares of stock were granted and during 1995, 17,500 shares of stock previously held in the Treasury were granted with restrictions to certain employees under the LTICP. No shares were granted under the LTICP in 1994. The restrictions lapse with the passage of time and the expense, amounting to $1,383,000, $497,000, and $847,000 in 1996,1995 and 1994, respectively, is being recognized ratably over the periods during which the restrictions lapse. Shares of Common Stock outstanding, net of Treasury shares, were 43,703,476, 42,931,963 and 42,186,622 as of September 30, 1996, 1995 and 1994, respectively.


5. INCOME TAXES

The company and its subsidiaries file a consolidated Federal income tax return. The company's Federal income tax returns for all years through September 30, 1992 have been reviewed and closed or closed without review by the Internal Revenue Service.

Investment tax credits, which were deferred because of regulatory requirements, are being amortized as credits to income over the estimated service lives of the related properties.

The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, deferred income taxes are recognized for all temporary differences between the financial statement and tax basis of assets and liabilities at currently enacted income tax rates.

SFAS No. 109 requires recognition of the additional deferred income tax assets and liabilities for timing differences for which deferred income tax treatment has been prohibited for ratemaking purposes. Regulatory assets or liabilities corresponding to such additional deferred tax assets or liabilities may be recorded to the extent the company believes they will be recoverable from or be payable to customers through the ratemaking process. The company's regulatory assets and liabilities associated with income taxes due from and to customers, as of September 30, 1996 and 1995, are shown in Note 1 to the Consolidated Financial Statements.

The Consolidated Statement of Income Taxes on page 50 shows current and deferred income tax expense, a reconciliation between income tax expense computed by using the statutory Federal income tax rate and the actual income tax expense recorded, and the components of Accumulated Deferred Income Tax Assets and Liabilities at September 30, 1996 and 1995.


6. GENERAL TAXES

The company is subject to significant taxes which are not related to income. The amount of such general taxes recorded in the financial statements for the last three years is detailed below.

Years Ended September 30         1996     1995    1994
------------------------------------------------------
                                      (Millions)
Charged to operating expenses
     Gross receipts            $ 43.9   $ 44.6   $49.2
     Property                    15.9     15.1    13.8
     Payroll                      7.6      7.0     8.0
     Other                        1.2      1.1     1.2
                               ------   ------   -----
                                 68.6     67.8    72.2
                               ------   ------   -----
Charged to other income
     (loss)-net                    .3       .3      .4

Charged to construction           1.8      2.6     2.3
                               ------   ------   -----

Total General Taxes            $ 70.7   $ 70.7   $74.9
                               ======   ======   =====



7. POSTEMPLOYMENT BENEFITS

PENSION BENEFITS

The company maintains a trusteed, noncontributory defined benefit pension plan covering all active and vested former employees of the company and its utility subsidiaries. Executive officers also participate in a nonfunded supplemental executive retirement plan (SERP). A trust has been established for the future funding of the SERP liability. It is the company's policy to fund pension costs accrued for the trusteed plan to the extent allowable by law. Plan assets consist primarily of common stock and fixed income securities.

Net periodic pension cost included the following components:

Years Ended September 30               1996       1995         1994
-------------------------------------------------------------------
                                               (Millions)
Service cost-benefits
     earned during the period      $    8.9   $    7.8     $    8.8

Interest cost on projected
     benefit obligation                27.0       27.5         25.6

Actual return on plan assets          (54.5)     (80.7)        (1.4)

Net amortization and
     deferral                          17.6       46.9        (31.1)
                                   --------   --------     --------

Net periodic pension
     (income) cost                 $   (1.0)  $    1.5     $    1.9
                                   ========   ========     ========

Expected long-term rate of
     return on plan assets             8.25%      8.25%        8.25%
                                   ========   ========     ========

The following table sets forth the funded status of the plans as of September 30, 1996 and 1995.

                                                           1996             1995
--------------------------------------------------------------------------------
                                                             (Millions)
Actuarial present value of
     benefit obligations:

     Vested benefit obligation                       $  (267.9)      $   (264.9)
                                                     ==========      ===========

     Accumulated benefit obligation                  $  (284.6)      $   (284.3)
                                                     ==========      ===========

     Projected benefit obligation                    $  (357.4)      $   (368.7)

Plan assets at market value                              506.1            472.0
                                                     ----------      -----------

Plan assets in excess of projected
     benefit obligation                                  148.7            103.3

Unrecognized net (gains)                                (164.6)          (118.7)

Unrecognized prior service costs                           6.4              6.7

Unrecognized net asset at transition                     (12.7)           (15.1)
                                                     ----------      -----------

Accrued pension costs in the
     consolidated balance sheet                      $   (22.2)      $    (23.8)
                                                     ==========      ===========

Discount rate                                             8.00%            7.50%
                                                     ==========      ===========

Rate of compensation increase                             5.00%            5.00%
                                                     ==========      ===========


OTHER POSTRETIREMENT BENEFITS

The company provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for such benefits if they attain retirement status while working for the company. The company accounts for these benefits under the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106). The company elected to amortize the accumulated postretirement benefit obligation existing at the October 1, 1993 adoption date of this standard (the transition obligation) of $190.6 million over a twenty-year period.

Net periodic postretirement benefit cost included the following components:

Years Ended September 30                         1996        1995          1994
--------------------------------------------------------------------------------
                                                          (Millions)

Service cost-benefits
     attributed to service
     during the period                      $     4.9   $     4.9   $       5.3

Interest cost on accumulated
     postretirement benefit
     obligation                                  14.1        14.9          13.6

Actual return on plan assets                     (1.8)       (1.0)          (.2)

Amortization of transition
     obligation                                   9.5         9.5           9.5

Other                                            (1.7)        (.3)          (.1)
                                            ----------  ----------  ------------

Net periodic postretirement
     benefit cost                                25.0        28.0          28.1

Amount capitalized as
     construction cost                           (4.6)       (5.7)         (6.0)

Amount deferred as a
     regulatory asset-net                        (2.0)       (3.8)         (6.7)
                                            ----------  ----------  ------------

Amount charged to expense                   $    18.4   $    18.5   $      15.4
                                            ==========  ==========  ============


The following table sets forth the funded status of the trusteed plans as of September 30, 1996 and 1995.

                                                 1996        1995
------------------------------------------------------------------
                                                  (Millions)
Accumulated postretirement
     benefit obligation:

     Retirees                               $  (95.2)   $  (86.0)

     Fully eligible active employees           (18.2)      (16.4)

     Other active employees                    (79.3)      (83.8)
                                            ---------   ---------
     Total accumulated
      postretirement benefit
      obligation                              (192.7)     (186.2)

Plan assets at fair value-
     invested primarily in short-
     term debt securities                       47.8        30.2
                                            ---------   ---------

Accumulated postretirement
     benefit obligation in excess
     of plan assets                           (144.9)     (156.0)

Unrecognized net (gains)                       (36.9)      (32.7)

Unrecognized transition
     obligation                                162.1       171.6
                                            ---------   ---------

Accrued postretirement benefit
     costs in the consolidated
     balance sheet                          $  (19.7)   $  (17.1)
                                            =========   =========

Discount rate                                   8.00%       7.75%
                                            =========   =========

Rate of compensation increase                   5.00%       5.00%
                                            =========   =========


The assumed health care cost trend rates for fiscal year 1997 for Medicare eligible and non-Medicare eligible retirees are 7.50% and 9.00%, respectively; these rates are assumed to decrease gradually to 5.50% and 5.75%, respectively, through 2003 and remain at those levels thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. If the health care cost trend rate were increased by 1% in each year, the accumulated postretirement benefit obligation at September 30, 1996 would increase by $25.2 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for fiscal year 1996 would rise by $3.1 million.

Almost all of the estimated postretirement benefit costs and the transition obligation are applicable to the company's and its subsidiaries' rate-regulated activities. The Public Service Commission of the District of Columbia (PSC of
DC) has granted the company recovery through a five-year phase-in for the approximate difference between the cost of these benefits determined under generally accepted accounting principles (GAAP) and the amount previously paid in cash for these benefits. The difference generated during the phase-in period is being deferred as a regulatory asset. In an order dated September 28, 1995, the State Corporation Commission of Virginia granted the company recovery in accordance with a generic order allowing for recovery of costs determined under GAAP in rates, with the exception of allowing recovery of the transition obligation over forty years as opposed to the twenty-year maximum amortization allowed under GAAP. The Public Service Commission of Maryland (PSC of MD) has not rendered a decision to the company that specifically addresses recovery of postretirement benefit costs determined in accordance with GAAP; however, the level of rates the PSC of MD has allowed is sufficient to recover the cost determined under GAAP. The amount of postretirement benefit costs deferred as a regulatory asset at September 30, 1996 is $12.5 million, and the company expects that these costs will be recovered over a twenty-year period that began October 1, 1993.

All of the regulatory commissions having jurisdiction over the company's rates are requiring the company to fund amounts reflected in rates for postretirement benefits to irrevocable trusts. The expected long-term rate of return on the assets in the trusts was 8.25% for 1996 and 1995. To the extent the income in the trusts is taxable, the income tax rate associated with the taxable portion of this return is assumed to be 39.6%.

EMPLOYEE SAVINGS PLANS

The company offers employee savings plans for eligible management (Savings
Plan) and union-eligible (Capital Appreciation Plan) employees which are designed to provide employees with an incentive to save and invest regularly. The Savings Plan is a defined contribution plan, allowing salary deferral by participants from 1 percent to 14 percent of their salaries invested among various alternatives. An employer contribution equal to 100 percent of the first 4 percent of the employees' compensation they contribute on a pre-tax basis, or 100 percent of the first 2 percent and 50 percent of the next 2 percent on an after-tax basis, are invested among various alternatives. The Capital Appreciation Plan is a defined contribution plan, allowing salary deferral by participants from 1 percent to 14 percent of their salaries, along with an employer contribution, based on the first 1 or 2 percent of the employees' compensation they contribute on a pre-tax basis, depending upon bargaining unit affiliation. These amounts are invested among various alternatives. The company's contributions to the plans for fiscal years 1996, 1995 and 1994 were $2.2 million, $2.3 million, and $2.2 million, respectively.


8. FERC ORDER NO. 636 AND
TRANSITION COSTS

On November 1, 1993, the Federal Energy Regulatory Commission (FERC) implemented Order No. 636 (Order). The Order removed the merchant function from the pipeline companies and required them to provide storage and transportation services to gas shippers such as the company.

The pipeline companies are incurring certain costs, known as transition costs, in connection with the implementation of the Order. Transition costs that the FERC considers to be prudently incurred can be recovered from customers of the pipelines, such as the company. Through September 30, 1996, the company had paid $43.7 million in such costs to six pipeline companies and currently estimates that additional transition costs to be assigned to the company will not be less than $5.7 million. The company has recorded a liability in the balance sheet at September 30, 1996 in this amount. The amount paid of $43.7 million includes amounts that were due to Columbia Gas Transmission Corporation
(CGT) which were resolved in a bankruptcy settlement with CGT, as discussed below.

The total level of transition costs that will ultimately be incurred by the company and reflected in the financial statements cannot be estimated at this time. This is because the level is not determinable with available information, the costs have yet to be incurred by the applicable pipeline companies, or, with the exception of CGT, the level of costs may be affected by requests pending or to be filed at FERC.

On November 28, 1995, CGT, as well as its parent, The Columbia Gas System, Inc., accepted a Bankruptcy Court order confirming their respective reorganization plans and thereby emerged from bankruptcy protection. CGT's approved reorganization plan included a comprehensive settlement between CGT and its customers, including the company. The settlement resolved issues related to a majority of the transition cost liability due to CGT and refunds due the company by CGT from other proceedings previously filed before FERC.

The company is currently in the process of collecting transition costs paid to the pipeline companies through the purchased gas adjustment provision of the company's retail rate schedules. At September 30, 1996, the company had recorded a regulatory asset of $5.7 million for amounts yet to be recovered from its ratepayers.


9. ENVIRONMENTAL MATTERS

The company and its subsidiaries are subject to federal, state and local laws and regulations related to environmental matters. These evolving laws and regulations may require expenditures over a long period of time to control environmental impacts.

Estimates of liabilities for environmental response costs are difficult to determine with precision because of the factors that can affect their ultimate level. These factors include, but are not limited to: (i) the complexity of the site; (ii) changes in environmental laws and regulations at the federal, state and local levels; (iii) the number of regulatory agencies or other parties involved; (iv) new technology that renders previous technology obsolete, or experience with existing technology that proves ineffective; (v) the ultimate selection of technology; (vi) the level of remediation required; and (vii) variations between the estimated number of years that must be devoted to respond to an environmentally contaminated site as compared to the actual number of years required.

The company has identified up to ten sites where the company, its subsidiaries, or their predecessors may have operated manufactured gas plants (MGPs). The last use of any such plant was in 1984. In connection with these operations, certain by-products of the gas manufacturing process are known to be present at or near some former sites and may be present at others.

At one of the former MGP sites, studies have shown the presence of coal tar under the site and an adjoining property. A risk assessment study performed on the site shows that there is no unacceptable risk to human health or the environment. The company has taken steps to control the movement of contaminants into an adjacent river. Contaminated groundwater is being removed and treated by a water treatment system. The company has obtained approval from an adjacent landowner to perform a demonstration project to determine the feasibility of using bioremediation to treat soil contamination on the adjoining property. Studies and analytical work were performed during 1996 and the project is scheduled to commence in fiscal year 1997, and if successful, may become the method of choice to remediate both the company's site and the adjoining property.

At a second former MGP site, tar products were identified under the property, and a risk assessment showed that there was no unacceptable risk to human health or the environment. A state-approved treatment and recovery system to recover free tar was designed and installed. Minimal volumes of tar products have been and continue to be recovered from pumping. The company will continue to pump tar and monitor the site.

At a third former MGP site, initial studies have shown that tar products are present under the property. A remedial investigation/feasibility study was completed and submitted to the appropriate state regulatory agency. The company has yet to receive any response from the state regarding its submission. The company expects to install a recovery system to recover free tar beginning in fiscal year 1997 and will monitor the site.

At a fourth former MGP site and on an adjacent parcel of land, the company plans to perform additional studies and analytical work in fiscal year 1997 and submit the results to the applicable state regulatory agency.

At a fifth former MGP site, a treatment system for contaminated groundwater has been operating for six years. There is no indication at this time that any additional action other than water treatment will be necessary.

The company has no reason to believe at this time that remediation of any of the remaining five sites will be necessary.

Through September 30, 1996, the company had paid $9.0 million for environmental response costs. A liability of $11.7 million on an undiscounted basis has been recorded as of September 30, 1996 related to future environmental response costs. This estimate is primarily composed of the minimum liabilities associated with a range of environmental response costs expected to be incurred at the five sites described above. The maximum liability associated with these sites is estimated at $20.7 million at September 30, 1996. The estimates were determined by the company's environmental experts based on experience in remediating MGP sites and advice from legal counsel and environmental consultants. Variations within the range of estimated liability result primarily from differences in the number of years that will be required to perform environmental response processes at each site (15 to 25 years) and differences in remediation processes expected to be used.

In orders issued by the PSC of MD, the company has been allowed to recover the costs associated with the sites applicable to Maryland over periods ranging from five to thirty years. As a result of rate orders issued by the PSC of DC, the company has been allowed three-year recovery of prudently incurred environmental response costs and is being allowed to defer additional costs incurred between rate cases. As of September 30, 1996, there is no material environmental regulatory asset subject to recovery in Virginia. The Public Service Commission of West Virginia has allowed a subsidiary to recover certain environmental response costs.

At September 30, 1996, the company has recorded a regulatory asset of $12.2 million for the portion of environmental response costs it believes are recoverable in rates. The company does not expect that the ultimate impact of these matters will have a materially adverse effect on its financial condition or results of operations.


10. ORGANIZATIONAL REDESIGN

In response to the changing requirements it is facing as it addresses the enhanced competitive markets in which it operates, the company has undertaken significant efforts to align its organization to meet the new challenges. In June 1996, it announced a redesigned organizational structure and the process under which the new organizational structure would be staffed.

The restructuring is being completed in a move to emphasize operating efficiency and to ensure superior customer service. The new structure, which is expected to be in place by December 31, 1996, flattens the corporate hierarchy and results in fewer supervisory positions.

In the initial stage of the reorganization, the company offered certain eligible supervisory employees a voluntary separation pay program which entitles these employees to a year of salary upon reaching their separation date, and 87 employees accepted. In the staffing phase of the reorganization process, management positions are being filled through a competitive bidding and selection process. Employees not selected to fill management positions in the staffing phase may choose from among three options: (i) leave the company's payroll and receive voluntary separation pay; (ii) remain on the payroll for up to six months while receiving the assistance of outplacement services; or (iii) join a program that will allow employees to perform short-term work assignments for up to nine months.

In fiscal year 1996, the company recorded in operation expenses nonrecurring charges of $13.4 million. As of September 30, 1996, $2.6 million of this amount had been paid and the remainder is expected to be paid by March 31, 1997.

11. COMMITMENTS AND CONTINGENCIES

TRANSFER OF RECEIVABLES WITH RECOURSE

The company has extended credit to certain residential and small commercial customers to purchase gas appliances and equipment and energy conservation products. The company transferred with recourse certain of these non-utility accounts receivable to commercial banks in the amounts of $30.5 million and $45.1 million in 1996 and 1995, respectively. The transfers were recognized as a sale in accordance with SFAS No. 77. At September 30, 1996, $56.0 million of accounts receivable related to these and prior sales remain outstanding. Receivables transferred with recourse are considered financial instruments with off-balance sheet risk. The company's exposure to credit loss in the event of non-performance by customers is represented by the balance of transferred receivables that remain outstanding, less a provision for uncollectible accounts.

NATURAL GAS CONTRACTS

The company has 13 long-term natural gas purchase contracts with producers or marketers to purchase natural gas at market-sensitive prices. These contracts provide for commodity charges based upon an ascertainable index and either fixed reservation charges based on contracted minimum volumes or premiums built into volumetric charges. The contracts also provide for the company to pay monthly and/or annual deficiency charges if actual volumes fall below minimum levels. These gas purchase contracts have expiration dates ranging from fiscal years 1998 to 2004. At September 30, 1996, the company is required to make total payments under these natural gas purchase contracts, exclusive of commodity charges based on quantities purchased, in the amount of approximately $22.1 million, including annual payments of $3.4 million in 1997 through 1999 and $3.1 million in 2000 and 2001.

The company also has pipeline service agreements with four pipelines that serve the company directly and four upstream pipelines that provide for firm transportation and storage services. These agreements, which have expiration dates ranging from fiscal years 1997 to 2015, provide for the company to pay fixed monthly charges. The aggregate amount of required payments under the pipeline service agreements totals approximately $891 million, including required annual payments of $105 million in 1997, $104 million in 1998, $103 million in 1999, $103 million in 2000 and $98 million in 2001.

The costs incurred under these natural gas purchase contracts and pipeline service agreements are recovered as part of the cost of gas through the purchased gas adjustment clause of the company's retail rate schedules in each jurisdiction in which the company operates.

12. FAIR VALUE OF FINANCIAL
INSTRUMENTS

The following table presents the carrying amounts and estimated fair value of the company's financial instruments at September 30, 1996 and 1995. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

Financial instruments included in current assets are cash and cash equivalents, net accounts receivable, accrued utility revenues and other miscellaneous receivables. Financial instruments included in current liabilities are total current liabilities from the Consolidated Balance Sheet excluding capital lease obligations and accrued vacation costs. The carrying amount of the financial instruments included in current assets and current liabilities approximates fair value because of the short maturity of these instruments. The fair value of long-term debt was estimated based on the quoted market prices of U. S. Treasury issues having a similar term to maturity, adjusted for the company's credit quality and the present value of future cash flows.

FAIR VALUE OF FINANCIAL INSTRUMENTS

                                                                    1996                        1995
                                                           -------------------------------------------------
                                                           Carrying        Fair         Carrying       Fair
                                                            Amount         Value         Amount        Value
------------------------------------------------------------------------------------------------------------
                                                                               (Millions)
Current assets                                             $    89.6      $  89.6       $   63.9     $  63.9
Current liabilities                                            262.3        262.3          208.3       208.3
Long-term debt                                                 353.9        353.1          329.1       341.7

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The presentation of financial data that accurately and fairly reflects the results of operations and financial position of the company is one of management's stewardship obligations to its shareholders. The accompanying financial statements have been prepared by management in accordance with generally accepted accounting principles, including the estimates and judgments made by management which are necessary to prepare the statements in accordance with such principles. To assure the integrity of the underlying financial records supporting the financial statements, management maintains a system of internal accounting controls sufficient to provide reasonable assurances at reasonable costs that assets are properly safeguarded and accounted for and are utilized only in accordance with management's authorization.

The system of internal accounting controls is augmented by the company's internal audit department, which has unrestricted access to all levels of company management. In addition, the internal auditor meets periodically with the Audit Review Committee of the Board of Directors, to discuss, among other things, the company's system of internal accounting controls and the adequacy of the internal audit program. The report of the Audit Review Committee appears below.

As discussed in their report, the Audit Review Committee also meets periodically with Arthur Andersen LLP, the company's independent public accountants, with and without management, to discuss the results of Arthur Andersen LLP's audit of the company's financial statements. The report of Arthur Andersen LLP appears below.

/s/ PATRICK J. MAHER                                                                /s/ FREDERIC M. KLINE
Patrick J. Maher, Chairman of the Board and Chief Executive Officer                 Frederic M. Kline, Vice President and Treasurer


REPORT OF THE AUDIT REVIEW COMMITTEE

The Audit Review Committee of the Board of Directors of Washington Gas Light Company is comprised of five directors who are not employees of the company:
Orlando W. Darden (Chairman), Fred J. Brinkman, Daniel J. Callahan, III, Karen Hastie Williams and Stephen G. Yeonas. The committee held five meetings during fiscal year 1996.

The Audit Review Committee oversees Washington Gas Light Company's financial reporting process on behalf of Washington Gas Light Company's Board of Directors. In fulfilling its responsibility, the committee recommended to the Board of Directors, subject to ratification by the stockholders, the selection of Washington Gas Light Company's independent public accountants, Arthur Andersen LLP.

The Audit Review Committee discussed with the company's internal auditor and the independent public accountants the overall scope and specific plans for their respective audits, and the adequacy of the company's internal controls. The committee discussed the company's financial statements with the independent public accountants and met separately with the company's internal auditor and independent public accountants, with and without management present, to discuss the results of their audits, their evaluation of the company's internal controls, and the overall quality of the company's financial reporting. The meetings also were designed to facilitate and encourage any private communication between the committee and the internal auditor or independent public accountants.

/s/ ORLANDO W. DARDEN
Orlando W. Darden, Chairman, Audit Review Committee


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Washington Gas Light Company:

We have audited the accompanying consolidated balance sheet and consolidated statement of capitalization of Washington Gas Light Company (a District of Columbia and Virginia corporation) and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, cash flows, common shareholders' equity and income taxes for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Washington Gas Light Company and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSON LLP
Washington, D.C.,
October 28, 1996.

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)
Washington Gas Light Company

QUARTERLY FINANCIAL INFORMATION

In the opinion of the company, the quarterly financial information shown below includes all adjustments necessary for a fair presentation of such periods. Due to the seasonal nature of the company's business, there are substantial variations in operations reported on a quarterly basis.

                                                                               Quarter Ended
                                                             Dec. 31       March 31      June 30     Sept. 30
-------------------------------------------------------------------------------------------------------------
                                                                      (Thousands, except Per Share Data)
FISCAL YEAR 1996
Operating revenues                                          $274,326       $431,826     $157,760     $105,866
Operating income (loss)                                       47,021         75,458        1,587      (11,003)
Net income (loss)                                             38,340         66,909       (5,421)     (18,237)
Earnings (loss) per average share
    of common stock (a)                                          .88           1.54         (.13)        (.43)


FISCAL YEAR 1995
Operating revenues                                          $242,915        $353,650     $131,916    $100,267
Operating income (loss)                                       33,389          61,577        2,231      (5,004)
Net income (loss)                                             27,726          53,438       (5,441)    (12,814)
Earnings (loss) per average share
    of common stock                                              .65           1.25          (.14)       (.31)


(a) The sum of these amounts does not equal the annual amount because the quarterly calculations are based on an increasing number of common shares outstanding.

COMMON STOCK PRICE RANGE AND DIVIDENDS PAID

                                                                                    Dividends Paid     Dividend
                                                               High           Low      Per Share     Payment Date
-----------------------------------------------------------------------------------------------------------------
FISCAL YEAR 1996
Fourth Quarter                                              $  22-7/8      $ 20-3/8     $   .285        8/1/96
Third Quarter                                                  22.00         19-1/8         .285        5/1/96
Second Quarter                                                 22-1/2        20-1/2         .280        2/1/96
First Quarter                                                  22-3/8        18-1/2         .280        11/1/95

FISCAL YEAR 1995
Fourth Quarter                                              $  20-1/2      $ 17-5/8     $   .280        8/1/95
Third Quarter                                                  21            18-1/2         .280        5/1/95
Second Quarter                                                 20-1/4        16-1/8         .2775       2/1/95
First Quarter                                                  19-3/8        16             .2775       11/1/94


The common stock of the company is listed for trading on the New York Stock Exchange and on the Philadelphia Stock Exchange, and is shown as WashGasLt or WashGs in newspapers. At September 30, 1996, the company had 25,292 common shareholders.

Appendix A

                        WASHINGTON GAS LIGHT COMPANY
           GRAPHS INCLUDED IN MANAGEMENT'S DISCUSSION AND ANALYSIS
                                   1996



Earnings per Average Common Share                   Net Income Applicable to Common Stock
---------------------------------                   -------------------------------------
**  This graph presented the company's earnings     **  This graph presented the company's net income
      per average common share for 1991 - 1996.           applicable to common stock for 1991 - 1996.

year        Dollars                                 year     Millions of dollars
1991           1.14                                 1991         45.1
1992           1.26                                 1992         50.9
1993           1.31                                 1993         53.7
1994           1.41                                 1994         59.1
1995           1.45                                 1995         61.6
1996           1.85                                 1996         80.3

Net Revenues and Cost of Gas                                 Cost of Gas Sold
----------------------------                                 ----------------
**  This graph presented the company's net                   **  This graph presented the company's
      revenues and cost of gas for 1991 -1996.                     cost of gas per therm for 1991 - 1996.

         millions of dollars

                Net    Cost of
year       Revenues        Gas       total                   year     cents per therm
1991            349        349         698                   1991        27.89
1992            393        353         746                   1992        26.33
1993            415        479         894                   1993        35.26
1994            453        462         915                   1994        32.13
1995            439        390         829                   1995        28.68
1996            500        470         970                   1996        32.67

Other Operating Expenses                                                       Capitalization
------------------------                                                       --------------
**  This graph presented a breakdown of the                                    **  This graph presented a breakdown of the
      Company's operating expenses for 1991 -1996.                                   company's capital structure for 1991 -1996.

millions of dollars                                                            millions of dollars

         Operation &                                                            Long-term  Preferred    Common
year     maintenance   Taxes   Depreciation  total                    year           Debt      Stock     Equity             total
1991            167         76          36      279                   1991            263         29        412               704
1992            180         94          37      311                   1992            294         29        433               756
1993            185        104          40      329                   1993            348         28        458               834
1994            208        109          43      360                   1994            342         28        486               856
1995            195        106          46      347                   1995            330         28        513               871
1996            221        118          48      387                   1996            354         28        559               941