Form 10-K, Exhibit 13
period 1997-09-30
WASHINGTON GAS LIGHT CO
filed 1997-12-19
CIK 104819

WASHINGTON GAS LIGHT COMPANY

SELECTED FINANCIAL DATA

                                                       1997          1996          1995         1994          1993
--------------------------------------------------------------------------------------------------------------------
                                                               (Dollars in Thousands, Except Per Share Data)

Operating revenues                                  $1,055,754   $  969,778   $  828,748     $  914,863   $  894,300
Cost of gas                                            572,925      469,925      390,041        462,195      478,982
                                                    ----------   ----------   ----------     ----------   ----------
Net revenues                                        $  482,829   $  499,853   $  438,707     $  452,668   $  415,318
                                                    ----------   ----------   ----------     ----------   ----------
Net income                                          $   82,019   $   81,591   $   62,909     $   60,459   $   55,079
Dividends on preferred stock                             1,331        1,332        1,333          1,335        1,336
                                                    ----------   ----------   ----------     ----------   ----------
Net income applicable to common stock               $   80,688   $   80,259   $   61,576     $   59,124   $   53,743
                                                    ----------   ----------   ----------     ----------   ----------
Earnings per average share of common stock          $     1.85   $     1.85   $     1.45     $     1.41   $     1.31
                                                    ----------   ----------   ----------     ----------   ----------
Total assets at year-end                            $1,552,032   $1,464,601   $1,360,138     $1,332,954   $1,205,788
                                                    ----------   ----------   ----------     ----------   ----------
Property, plant and equipment--net                  $1,217,137   $1,130,574   $1,056,058     $  995,021   $  921,084
                                                    ----------   ----------   ----------     ----------   ----------
Capital expenditures                                $  139,871   $  124,414   $  112,715     $  119,796   $  100,778
                                                    ----------   ----------   ----------     ----------   ----------
Long-term obligations at year-end                   $  432,368   $  353,893   $  329,051     $  342,308   $  347,884
                                                    ----------   ----------   ----------     ----------   ----------

COMMON STOCK DATA
  Annualized dividends per share                    $     1.18   $     1.14   $     1.12     $     1.11   $     1.09
  Dividends declared per share                      $    1.170   $    1.135   $   1.1175     $    1.105   $    1.085
  Book value per share                              $    13.48   $    12.79   $    11.95     $    11.51   $    11.04
  Return on average common equity                         14.1%        15.0%        12.3%          12.5%        12.1%
  Yield on book value                                      8.7%         8.9%         9.4%           9.6%         9.8%
  Payout ratio                                            63.2%        61.4%        77.1%          78.4%        82.8%
  Common shares outstanding--year-end (thousands)       43,700       43,703       42,932         42,187       41,495

CAPITALIZATION AT YEAR-END
  Common shareholders' equity                       $  589,035   $  558,809   $  513,044     $  485,504   $  458,044
  Preferred stock                                       28,430       28,440       28,471         28,498       28,521
  Long-term debt                                       431,575      353,893      329,051        342,270      347,701
                                                    ----------   ----------   ----------     ----------   ----------
    Total                                           $1,049,040   $  941,142   $  870,566     $  856,272   $  834,266
                                                    ----------   ----------   ----------     ----------   ----------

GAS SALES & DELIVERIES (thousands of therms)
  Gas sold and delivered
    Residential                                        665,452      739,603      596,499        672,958      641,529
    Commercial and industrial--
      Firm                                             426,831      473,645      403,177        443,246      422,977
      Interruptible                                    147,375      182,730      247,600        236,068      258,433
    Electric generation                                     51        1,808      112,523         86,183       35,447
                                                    ----------   ----------   ----------     ----------   ----------
                                                     1,239,709    1,397,786    1,359,799      1,438,455    1,358,386
                                                    ----------   ----------   ----------     ----------   ----------
  Gas delivered for others
    Firm                                                27,574        3,772          -              -            -
    Interruptible                                      185,487       84,788       61,467         26,147       16,699
    Electric generation                                 94,022       57,689       18,538            -            -
                                                    ----------   ----------   ----------     ----------   ----------
                                                       307,083      146,249       80,005         26,147       16,699
                                                    ----------   ----------   ----------     ----------   ----------
    Total                                            1,546,792    1,544,035    1,439,804      1,464,602    1,375,085
                                                    ----------   ----------   ----------     ----------   ----------

OTHER STATISTICS
  Customer meters                                      798,739      772,281      750,849        725,960      703,122
  Degree days                                            3,876        4,570        3,660          4,311        4,246
  Percent colder (warmer) than normal                      0.5%        18.6%        (5.2)%         11.8%        10.1%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as, but not limited to, "estimates," "expects," "anticipates," "intends," "believes," and variations of these words, identify forward-looking statements that involve uncertainties and risks. Although Washington Gas Light Company (company) believes such forward-looking statements are based on reasonable assumptions, it cannot give assurance that every objective will be reached. The company makes such statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

    As required by such Act, the company hereby identifies the following important factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by the company in forward-looking statements: (1) risks and uncertainties impacting the company as a whole primarily related to changes in general economic conditions in the United States; (2) changes in laws and regulations to which the company is subject, including tax, environmental and employment laws and regulations; (3) the cost and effects of legal and administrative claims and proceedings against the company or which may be brought against the company; (4) conditions of the capital markets utilized by the company to access capital to finance operations;
(5) the effect of fluctuations in weather from normal levels; (6) variations in prices of natural gas and competing energy sources; (7) improvements in products or services offered by competitors; and (8) the company's ability to develop expanded markets and product offerings as well as to maintain existing markets and the expenditures required to develop and provide such products and services.

COMPETITION

SOURCES OF COMPETITION

The company faces competition based on its customers' preference for its product compared to other energy products and also in relation to the price of those products. Currently, the most significant product-side competition is between natural gas and electricity in the residential market. This portion of the company's business currently contributes a substantial amount of the company's net income. The company continues to derive the majority share of the new residential construction market in its service territory and believes customer preference for natural gas allows it to maintain its strong presence.

    Currently, for the majority of its business, the price the company charges its customers is based on the combination of the cost it incurs for the natural gas commodity delivered to the entry point of the company's distribution system and the cost it incurs to deliver natural gas from the entry point to the customers' premises. Although the company continues to generate the majority of its revenues from the sale and delivery of natural gas on this combined or bundled basis, state regulatory and company initiatives are seeking to separate or "unbundle" the sale of the natural gas commodity ("city gate supply service") from the delivery of gas on the company's distribution system ("delivery service"). As the company's product becomes unbundled, price competition among the company and gas marketers for the sale of the natural gas commodity will become more prevalent.

    Unbundling city gate supply service from delivery service allows gas marketers and non-regulated subsidiaries of other utility companies the opportunity to gain access to the company's customers, resulting in increased competition for city gate supply service. As discussed more fully below, local and national non-regulated marketers have already participated in the company's limited unbundling and customer choice programs for city gate supply service. Competition for this market appears to be focused primarily on the price of the natural gas commodity and is expected to continue to be driven by price. The company believes this competition supports greater choice in energy suppliers and, therefore, increased customer satisfaction with natural gas.

    Currently, the company generally maintains a price advantage over electricity in the jurisdictions it serves. However, electricity suppliers are beginning initial stages of restructuring their services. Their initiatives are generally focused on separating the generation portion of electric service from the transmission and distribution portion. The generation service is expected to move toward a market-based price and allow for third-party providers of electricity to participate in retail markets. Like the unbundling that is occurring in the natural gas commodity market, the unbundling of electricity is likely to result in lower comparative costs for electric service and increased competition for the company.

    In the interruptible market, where customers must be capable of using a fuel other than natural gas when demand by firm customers peaks, fuel oil is the most significant competing energy alternative. The company's success in this market is largely dependent on changes in gas versus oil prices. The price of natural gas, which is primarily developed from domestic sources, is greatly influenced by the relationship between supply and demand. However, the price of oil, much of which comes from foreign sources, is impacted greatly by political events.

NATURAL GAS INDUSTRY RESTRUCTURING

The natural gas industry, which has traditionally included producers, interstate pipelines and local distribution companies (LDCs) such as the company, has a long history and has undergone many changes since its inception. Perhaps no greater change has taken place than that experienced in the past 10 years. These changes have generally been in response to customers' and regulators' desires to promote competition in situations where it is economically beneficial to consumers.

    The restructuring of the natural gas industry generally began at the producer level with the passage of the Natural Gas Policy Act in 1978, which brought about a gradual decontrol of the wellhead price of natural gas and allowed for market-based prices. In the pipeline segment of the industry, Federal Energy Regulatory Commission (FERC) Order No. 636 separated the merchant function of selling natural gas from the interstate

WASHINGTON GAS LIGHT COMPANY

transportation and storage services of the pipeline companies in order to increase competition. As a result of FERC Order No. 636, pipeline companies are responsible for providing gas storage and transportation services, and LDCs have taken on the responsibility and risk of separately obtaining storage and transportation capacity from pipelines and procuring competitive natural gas supplies from producers and marketers. The rates charged by pipelines for transmission and storage are still regulated by FERC, but negotiated, market-based rates are beginning to appear.

    As an LDC, the company is undergoing changes similar to those already experienced by producers and pipelines. Although the company continues to generate the majority of its revenues from the combined sale and delivery of natural gas, state regulatory and company initiatives have allowed a limited opportunity to separate or unbundle the sale of the natural gas commodity from the delivery of gas. The complete transition in all jurisdictions to unbundled sale and delivery service to all customer classes could take several years.

    Unbundling the city gate supply service component from the delivery service component allows gas marketers and non-regulated subsidiaries of other utility companies the opportunity to gain access to the company's customers. This will result in increased competition for city gate supply service. The company has sought and gained regulatory approval to open certain of its commercial, industrial and residential markets to competition for the sale of the natural gas commodity. Although opportunities are limited due to the small number of open markets at this time, the company, through its gas-marketing subsidiary, Washington Gas Energy Services, Inc. (WGES), actively competes against other marketers in these programs.

    Under the traditional regulatory model, where city gate supply service and delivery service are bundled in one rate, the company's profits are derived solely from the delivery component, not from the sale of gas. Because only actual gas costs are passed through to customers, there is not a profit element from the sale of the natural gas commodity by the utility. Accordingly, unbundling the city gate supply service is not expected to have an adverse effect on the company's ability to earn a regulated return on its distribution system investment. In contrast, a competitive city gate supply service provides non-regulated sellers of gas, including WGES, the opportunity to profit and to incur the risk of loss on the sale of gas to customers. As unbundling continues in the service territories of other gas utilities, WGES is hopeful that it can gain an increased share of the gas commodity market and increased profit opportunities. The company supports movement of city gate supply service toward a fully deregulated, competitive service for all customers.

    The company does not expect most delivery service components of its operations to be subject to competition because of the economic disincentives to others to construct duplicate facilities. The company also believes that it will continue to earn a regulated return on its delivery service. Because of the nature of the company's customer base and the location of its customers in relation to the interstate pipelines, the company believes that bypass of its facilities by other potential providers of delivery service is unlikely to be a significant threat. Although most delivery service components are likely to remain regulated and earn a regulated return, the company believes certain aspects of its current delivery service could also be unbundled in the future and the nature of the regulation with respect to these elements could change. Activities, including but not limited to billing, reading meters, and other services on customers premises, could be separated from the cost of providing delivery service. The cost of these services could undergo greater scrutiny by customers as this unbundling occurs, because customer bills could separately display costs for city gate supply service, delivery service and other service components. In fact, the cost of gas to the city gate and certain appliance service functions are separated on the company's bills now. To the extent markets develop for these other service components, it will be important for the company to ensure its costs are at market-clearing levels. Segregation of costs of individual services combined with development of new products will also allow the company to package its services in new bundles on which its customers place more value. It could also allow the company to access markets outside of its traditional service area to perform these services.

    Unbundled service maximizes choices for customers, creates new opportunities for service providers and generates potential benefits to shareholders. In recognition of customer demand for choice in natural gas suppliers, the company seeks to provide these customers with desired products, services and convenience. The company believes that success in future energy markets will not be driven by profits from one product or service, but instead will hinge on a company's ability to provide, at competitive prices, multiple products and newly bundled service packages consumers value. Non-regulated energy products and services that the company already offers include the design and installation of energy equipment, heating and air-conditioning inspections on both gas and electric equipment, and energy-related consumer financing.

    Currently, some states have instituted initiatives to further extend the benefits of competition to the consumer. These include performance-based regulation for gas cost recovery by LDCs and a greater focus on incentive regulation or basing cost recovery on external measures of efficiency. Depending on the circumstances in the jurisdictions in which the company operates, some of these types of alternatives could be initiated on an interim basis before competitive city gate supply service is fully implemented.

    The significant level of change in energy markets provides both opportunities and challenges to the company over the next several years. Factors that will likely be important to the company's and its marketing subsidiary's successes include: (1) their ability to ensure access to a supply of natural gas and pipeline capacity at competitive prices; (2) their ability to react quickly to changing market conditions and modify or rebundle their products, services and conveniences that their customers value; and (3) the timing and extent of access to their markets by other competitors.

UNBUNDLING IN THE COMPANY'S MAJOR JURISDICTIONS

The company has actively promoted competition for the sale of natural gas. The company's goal is to provide customers with the products, services and conveniences they want and in addition gain new opportunities to profit from the sale of natural gas through its gas-marketing subsidiary, WGES. Programs allowing such competition are taking place, at different rates, in the company's major jurisdictions.

    Unbundling initiatives have progressed furthest in Maryland. Currently, competitive natural gas supply options are available in Maryland for all interruptible customers, and certain firm commercial and residential customers. For large commercial customers, a tariff change effective September 1, 1997 lowered the eligibility threshold from 40,000 to 20,000 therms of annual usage. As a result of this change, customers with 55% of the annual throughput of this class in Maryland have a choice of gas commodity suppliers.

    The company's pilot program for small commercial customers in Maryland is in its second year. The 4,400 participating customers have chosen from among four gas commodity suppliers to satisfy their requirements. These customers represent 53% of the company's small commercial customers' annual throughput in Maryland.

    The company's Customer Choice pilot program for Maryland residential customers, one of the first in the nation, is in its second year. Under this program, customers may choose their suppliers of natural gas and the suppliers, including WGES, may make profits on such sales. Effective November 1, 1997, the number of customers eligible to choose their gas commodity supplier under this program increased to 25,000 customers (8.3% of the company's Maryland residential customers). Of this total, approximately 18,300 customers have signed up with one of four participating gas commodity suppliers, including the company's gas-marketing subsidiary, WGES. Approximately 35% of the enrollees or, 6,400 customers, signed up with WGES compared with 15% who chose WGES in last year's pilot program. The company hopes to expand its customer choice pilot programs over the next few years until all of the company's Maryland customers have the option of choosing their gas commodity supplier by 2001.

    The pilot programs are designed to help the company and customers manage the transition to deregulation, identifying potential issues in the early stages and developing effective solutions. For example, the Public Service Commission of Maryland (PSC of MD) included an interim method of recovering transitional costs related to contracts that reserve transportation capacity with interstate pipelines in its order approving the recent pilot program. As customers choose other gas commodity suppliers, the needed amount of pipeline capacity the company has under contract diminishes. To the extent the company is unable to reduce its contractual obligations, these costs could become "stranded" by the company's inability to pass these costs on as current practices allow. The PSC of MD's order allows the company to charge the cost of this capacity to other marketers and/or customers.

    In Virginia, only interruptible customers have an opportunity to choose their supplier of the natural gas commodity. In fiscal year 1997, the State Corporation Commission of Virginia (SCC of VA) approved the company's request to revise its interruptible delivery service tariff to expand the eligible base of interruptible customers who can purchase gas from third-party suppliers, including WGES. The revised tariffs, effective January 1, 1997, reduced the minimum annual requirement for delivery service from 250,000 to 60,000 therms. Approximately 85% of the company's interruptible customers in Virginia can now choose their natural gas commodity supplier. The company plans to file a request with the SCC of VA in the next few months to offer a gas commodity supplier choice program for certain commercial and residential customers.

    In the District of Columbia, the company has filed tariff proposals with the Public Service Commission of the District of Columbia (PSC of DC) to expand the number of interruptible and large commercial customers eligible to purchase gas from third-party suppliers. Currently, approximately 62% of the company's interruptible customers in the District of Columbia can choose their natural gas commodity supplier. The company has also proposed a program to allow third-party sales to large firm commercial customers and a two-year pilot program that would allow third-party gas sales to a limited group of residential customers. The PSC of DC has held hearings to address each of the company's proposals and a decision is expected in the near future.

ELECTRIC INDUSTRY RESTRUCTURING

Although the natural gas industry has progressed further toward unbundling and deregulation than the electric industry, recent electric deregulation movements at both the local and national levels have implications for the gas industry. The company expects that, similar to the gas industry, the local distribution function of transporting electricity will remain regulated.

    Early movements toward deregulation in the electric industry have included:
(1) the Energy Policy Act of 1992, which allowed non-regulated independent power producers to sell power to wholesale customers in competition with regulated electric utilities; and (2) FERC Order No. 888, issued in 1996, which intended to further increase competition within the electric industry beginning in 1998.

    FERC Order No. 888 addresses open access and stranded cost issues. Open access provisions stimulate wholesale electric power sales competition by requiring public utilities that own, control or operate electric transmission lines to file non-discriminatory tariffs that offer others the same transmission services they provide themselves, under comparable terms and conditions. These utilities must also use these tariffs for their own wholesale energy sales and purchases. The order also provides that stranded costs, the unrecovered costs incurred by electric utilities in anticipation of continued service to their customers, are eligible for recovery, under certain terms and conditions, from customers who use open access to move to another electricity supplier.

    Direct customer access to electricity providers at the retail level is being implemented in several states in early 1998 and being studied in many more. Regulatory changes at the state level should increase competition between electricity providers and in relation to competing fuels, such as natural gas. Over time, this competition should tend to reduce prices to consumers.

    All of the company's major jurisdictions are investigating the advisability of mandating retail electric unbundling. The company supports moving to an unbundled electric market and has actively participated in proceedings in its jurisdictions. In Maryland, the PSC of MD is studying whether Maryland electric utilities should be required to unbundle services and permit competition in providing electricity to consumers. The PSC of MD staff issued a report recommending phased-in unbundling beginning in the spring of 1998, with no movement of electricity until 2000. The company submitted testimony to the PSC of MD that largely supported the staff's conclusions, and expects the commission to issue a decision in December 1997. In addition, the Maryland General Assembly convened a Task Force to look at the issues created by the introduction of competition for electricity. The Task Force is expected to issue a report shortly.

    In the District of Columbia, the PSC of DC is conducting a similar review of electric industry restructuring, which covers many of the same issues faced by the FERC, Maryland and other local commissions. The company has actively participated in the matter to date, sponsoring testimony that calls for the unbundling of electric services and permits competition in providing electricity to consumers.

    In Virginia, the company recently addressed the state's Joint Study Committee on Restructuring the Electrical Utility Industry. The company proposed a plan to introduce competitive retail sales to the Virginia electricity

WASHINGTON GAS LIGHT COMPANY

market as early as 1998. The plan includes provisions for service reliability, consumer education and protection, taxation, investment recovery, and penalties for anti-competitive practices. The staff of the SCC of VA has proposed a Transition Model that would not allow the introduction of competition in the Virginia electricity market until at least 2000.

    As local regulatory commissions move forward on electric deregulation, the company is planning to take advantage of resulting new opportunities. In addition to its gas-marketing activities, WGES, having received a power certificate from the FERC, hopes to sell electricity as soon as electricity markets open.

INDUSTRY CONSOLIDATION

Many in the energy industry, including the company, believe that the increasingly deregulated and more competitive energy industry will continue to lead to industry consolidation, combination, disaggregation and other strategic alliances and restructuring as energy companies seek to offer a broader range of energy services to compete more effectively in attracting and retaining customers. For example, affiliations with other operating utilities could potentially result in economies and synergies, and combinations could provide a means to offer customers a more complete range of energy services. Others are discontinuing operations in certain portions of the energy industry or divesting portions of their business and facilities.

    Consolidations will present combining entities with the challenges of remaining focused on the customer and integrating different organizations. In the immediate vicinity of the company, if the proposed merger of Baltimore Gas and Electric Company and Potomac Electric Power Company is accomplished, it is expected to affect the competitive environment in the company's service territory.

    Utility companies are also turning to business alliances to improve their market position. Electric and gas utilities are joining with various non-utility companies to offer customers packages of products and services ranging from telephone service and home security to cable television, in addition to standard heating and cooling. The company continues to survey business alliance opportunities for potential benefits to shareholders and customers. In 1997, WGES formed an alliance with Columbia Energy Services, the gas-marketing subsidiary of The Columbia Gas System, Inc., to provide natural gas services in the state of Maryland, but outside of the company's traditional service territory. To date, the alliance has contracted to provide natural gas to, among others, more than 200 state facilities, including hospitals and schools, with the possibility for other Maryland state agencies and local governments to sign up with the alliance for gas service in the future.

ACCOUNTING FOR REGULATED ACTIVITIES

As the industry continues to address changes that have the effect of increasing the level of competition the company faces, the cost-of-service regulation the company uses to ensure it is adequately compensated for the costs it has incurred in the provision of its regulated services will continue to evolve. Non-traditional ratemaking initiatives and market-based pricing of products and services could have additional financial implications for the company. The company accounts for its regulated activities in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In certain circumstances, SFAS No. 71 allows entities whose rates are determined by third-party regulators to defer costs as "regulatory" assets in the balance sheet to the extent that they are expected to be recovered in future rates. However, as competition increases and the company becomes more subject to the impact of deregulation and the attendant effects that it brings, the company may not be able to continue to apply SFAS No. 71 to all or parts of its business. If this were to occur, the company would be required to apply accounting standards utilized by non-regulated enterprises. This would require the charging to expense, at the time the company determined the provisions of SFAS No. 71 no longer apply, costs previously deferred as regulatory assets in the Consolidated Balance Sheets. The composition of regulatory assets is shown in Note 1 to the Consolidated Financial Statements. While the company believes the provisions of SFAS No. 71 continue to apply to its regulated operations, the changing nature of its business requires it to continually assess the impact of those changes on its accounting policies.

    Please refer to Note 11 to the Consolidated Financial Statements for a discussion of an on-going proceeding in the company's Virginia jurisdiction regarding SFAS No. 71 as it applies to the Virginia jurisdictional portion of regulatory assets.

ORGANIZATIONAL REDESIGN

In 1996, in response to changing requirements and greater competition in the markets in which it operates, the company announced and began implementing a corporate reorganization. The reorganization moved the company away from a traditional, functional structure and towards a more customer-focused organization designed to encourage innovation, initiative and teamwork. The new structure flattened the corporate hierarchy and resulted in fewer supervisory positions.

    In the course of the reorganization, the company incurred various expenses, including professional consulting fees and costs associated with a voluntary separation pay program for certain eligible supervisory employees. In fiscal year 1996, the company recorded non-recurring operation expenses of $13.4 million related to the reorganization.

GAS SUPPLY AND CAPACITY

The company has the responsibility of acquiring both sufficient gas supplies to meet customer requirements and appropriate pipeline capacity to ensure delivery to the company's distribution system.

    While considering the continuing trend toward unbundling the sale of the gas commodity from the delivery of the commodity to the customer, the company must ensure that it contracts for supply and capacity levels that will allow it to remain competitive. The company has adopted a diversified portfolio approach designed to satisfy the supply and deliverability requirements of its customers. The company maintains numerous sources of supply, dependable transportation and storage arrangements and its own substantial storage and peaking capabilities to meet the demands of its customers.

    The company has 13 long-term gas supply contracts with various producers or marketers that expire between fiscal years 1998 and 2004. Under these contracts, the company can purchase up to 102 million dekatherms of natural gas per year. The company acquires any supplies not obtained under these long-term contracts from seasonal contracts or from short-term purchases on the spot market. In fiscal year 1997, the company acquired supplies from a combination of 69 producers or marketers, including volumes acquired under the 13 contracts previously discussed.

    Of the anticipated annual sendout, the company expects to deliver 73% under contracts with pipelines for firm transportation and 23% from pipelines under contracts for storage on their transportation system with the remainder supplied by company-owned peak-shaving facilities or other peak-shaving sources. The company has contracts for firm storage and transportation services with four pipeline suppliers that connect directly to the company's distribution system and four other upstream pipelines. The company pays fixed charges to these direct and upstream pipeline suppliers for the services they provide under contracts with termination dates ranging from fiscal years 1998 to 2015.

    The company includes the cost of natural gas and pipeline services, incurred under the contracts previously described, in purchased gas costs and recovers these costs in the rates charged to customers, subject to regulatory review. The company's jurisdictional tariffs contain gas cost mechanisms that provide for the recovery of actual invoice cost of gas applicable to firm customers. The company believes it prudently entered into its gas contracts and that the costs being incurred should be recoverable from customers. If the current gas cost recovery mechanisms are removed in the future as part of unbundling or other initiatives, the company could be impacted to the extent its gas costs are not competitive and there are no other satisfactory regulatory mechanisms available to recover any costs that would exceed market prices. The company continues to seek opportunities to restructure existing contracts to maximize the competitiveness of its gas supply portfolio. See Note 11 to the Consolidated Financial Statements for a further discussion of the commitments under the contracts previously described.

    The company continues to pay to the pipelines transition costs associated with the implementation of FERC Order No. 636. This matter is discussed in Note 8 to the Consolidated Financial Statements.

LABOR MATTERS

The company has three unions that represent five "bargaining units" or groups of employees at the company and its subsidiaries. The three unions are the Office and Professional Employees International Union Local No. 2, the International Brotherhood of Electrical Workers Local 1900, and the International Brotherhood of Teamsters Local 96 (Teamsters Local 96). Teamsters Local 96, formerly known as the International Union of Gas Workers (IUGW), represents workers separately at the company and at its subsidiary, Shenandoah Gas Company. At September 30, 1997, the company had labor contracts with all of its bargaining units except the Teamsters Local 96 bargaining unit at the parent company.

    On December 11, 1997, field and service personnel of the parent company represented by Teamsters Local 96 voted to ratify the company's contract offer of December 5, 1997. The contract, which expires on May 31, 2000 and covers approximately 830 employees, allows the company more flexible deployment options of its work force. The agreement contains a general wage increase of 2.25% in June 1998. In addition, Teamsters Local 96 employees may earn a lump-sum cash payment for fiscal year 1998 if the company exceeds a targeted return on equity. The company's agreements with each bargaining unit now provide for incentive payment opportunities for every union-eligible employee based on the company's return on equity.

RESULTS OF OPERATIONS

EARNINGS

1997 VS. 1996. Net income applicable to common stock for 1997 was $80.7 million, reflecting a small increase over last year. Weather in the most recent year was
15.2 % warmer than the prior year. The warmer weather reduced the total amount of firm therm deliveries in the current year and, as a result, lowered net revenues, despite a 3.4% increase in customer meters. Operation expenses declined by more than the drop in net revenues, primarily reflecting the absence in 1997 of non-recurring costs recorded last year associated with the company's redesign of its organization and improved operating efficiencies this year. Higher other income (loss)--net included earnings generated from the company's non-regulated gas-marketing subsidiary. Earnings per average common share were $1.85, which were the same as the prior year. Average common shares outstanding increased by less than 1.0% over last year. The company earned 14.1% on average common equity in 1997 compared to 15.0% in 1996.

                    NET INCOME APPLICABLE TO COMMON STOCK
                                  (MILLIONS)
                   **this graph presented the company's net
                      income applicable to common stock
                                for 1992-1997

Year      Millions of Dollars
1992             50.9
1993             53.7
1994             59.1
1995             61.6
1996             80.3
1997             80.7


    1996 VS. 1995. Net income applicable to common stock for 1996 was $80.3 million, which was $18.7 million higher than the results for 1995. Weather during 1996 was substantially colder than the prior year, measuring 24.9% colder than 1995. The colder weather and a 2.9% increase in the number of customer meters resulted in a significant increase in firm therm deliveries and in net revenues. Reduced interest expense also contributed to the increase in

                      EARNINGS PER AVERAGE COMMON SHARE
                     **this graph presented the company's
                      earnings per average common share
                                for 1992-1997

Year           Dollars
1992             1.26
1993             1.31
1994             1.41
1995             1.45
1996             1.85
1997             1.85

WASHINGTON GAS LIGHT COMPANY

net income. Increased other operating expenses, which included expenses amounting to $13.4 million applicable to costs associated with the redesign of the company's organization, and lower other income (loss)--net partially offset the positive impact of the colder weather. Earnings per average common share were $1.85, or $0.40 higher than 1995. Average common shares outstanding increased by 1.8%. The company earned 15.0% on average common equity in 1996 compared to 12.3% in 1995.

NET REVENUES

Net revenues decreased by $17.0 million, or 3.4%, in 1997 and increased by $61.1 million, or 13.9%, in 1996. The following table provides factors contributing to the changes in net revenues between years.

COMPOSITION OF THE CHANGES IN NET REVENUES

                                        Increase/(Decrease)
                                          From Prior Year
                                         1997        1996
-------------------------------------------------------------
                                           (Millions)
Gas Delivered to Firm Customers:
 Volumes                                  $(25.8)     $56.5
 Rate Increases                              0.2        2.7
Gas Delivered to Interruptible Customers     2.9       (1.8)
Gross Receipts Taxes                         0.2       (0.7)
Other                                        5.5        4.4
                                          ------      -----
                                          $(17.0)     $61.1
                                          ======      =====

1997 VS. 1996.
GAS DELIVERED TO FIRM CUSTOMERS

The level of gas delivered to firm customers is highly sensitive to the variability of weather since such a large portion of the company's deliveries of natural gas is used for space heating. The company's rates are based on normal weather. Weather for 1997 was less than 1% colder than normal while weather for 1996 was 18.6% colder than normal. For a comparison of actual weather to normal for the last five years, see the Selected Financial Data on page 20. The company has no weather normalization tariff provision in any of its jurisdictions. However, the company has declining block rates in two of its three major jurisdictions that reduce the impact on net revenues of deviations in weather from normal.

    In the Maryland jurisdiction, the company continues to expand the unbundling of certain services to firm customers. Under the Maryland tariffs, certain firm commercial and approximately 25,000 residential customers are eligible to acquire their gas supply from the company (bundled gas service) or a third-party supplier, such as gas marketers and non-regulated subsidiaries of other utility companies. The company continues to serve all customers by delivering gas through its distribution system (delivery service), which results in the company earning a regulated return on this service. Customers that do not acquire their gas supply from the company do not affect net revenues since margins generated from delivering customer-owned gas are equivalent to those earned on bundled gas service. In those instances where customers choose to buy their gas from the company's gas-marketing subsidiary, the company has an opportunity to earn profits and assumes the risk of incurring losses on the sale of the gas commodity. The results of the company's gas-marketing activities are included in the caption Other Income (Loss)--Net in the Consolidated Statements of Income.

    Therm deliveries to firm customers, which include the amounts reflected in the Selected Financial Data shown on page 20 for residential gas sold and delivered, firm commercial and industrial gas sold and delivered, and firm gas delivered for others, decreased by 97.2 million therms (8.0%) in 1997, causing a decrease in net revenues of $25.8 million. This decline was due to 15.2% warmer weather in 1997, partially offset by a 3.4% increase in customer meters.

    The effect of increased rates on net revenues in 1997 amounted to $0.2 million and was limited to an increase granted to Shenandoah Gas Company, a distribution subsidiary. The company had no rate requests outstanding in any of its major jurisdictions at September 30, 1997.

GAS DELIVERED TO INTERRUPTIBLE CUSTOMERS

For services provided to interruptible customers, the company requires that these customers be capable of using an alternate fuel as a substitute for natural gas when the company determines their service must be interrupted to accommodate firm customers' needs during periods of peak demand. Nearly all of this customer class has the option of buying bundled gas service from the company or electing to have the company deliver gas purchased from third-party suppliers.

    Therms delivered to interruptible customers, which include the amounts in the Selected Financial Data shown on page 20 for interruptible commercial and industrial gas sold and delivered, and interruptible gas delivered for others, increased by 65.3 million therms (24.4%) when compared to 1996. This increase resulted primarily from the company interrupting service to these customers to meet its firm commitments to a greater extent in the prior year due to the significantly colder weather in that period. Net revenues associated with therms delivered to this customer class increased by $2.9 million.

    The effect on net income of changes in delivered volumes and prices to the interruptible class is minimized by margin-sharing arrangements that are part of the design of the company's rates. Under these arrangements, the company returns a majority of the margins earned on interruptible gas sales and deliveries to firm customers after a gross margin threshold is reached or in exchange for the shift of a portion of the fixed costs of providing service from the interruptible to the firm class.

GROSS RECEIPTS TAXES

Various taxing authorities levy a gross receipts tax on the company based on revenues. The company collects these taxes from customers and remits them to the various taxing authorities. Gross receipts taxes reflected in revenues increased by $0.2 million in 1997. The company records the amounts collected from customers in general tax expense and, therefore, there is no effect on net income.

OTHER

Other net revenues increased by $5.5 million. Included in this caption are amounts associated with gas deliveries to customers for electric generation, amounts generated from maximization of the value of storage facilities and miscellaneous other operating revenues not associated with volumes of gas sold.

    The company has two customers to which it sells and/or transports gas to facilities in Maryland where deliveries are used to generate electricity. Volumes delivered for electric generation in the current period increased by
34.6 million therms from the same period last year, primarily due to the second customer being added in August 1996. The impact on net revenues and net income of increases or decreases in volumes delivered for electric generation is not significant due to a margin-sharing arrangement in the state of Maryland. Under this arrangement, the company returns substantially all of the gross margins earned on such sales and deliveries of gas, less related expenses, to firm customers after the company recovers its investment in the facilities constructed to serve these two customers. By returning margins from these deliveries to firm customers in the Maryland jurisdiction, the cost of providing gas to customers is lowered, thereby enhancing the company's competitive position.


                          NET REVENUES AND COST OF GAS
                                   (MILLIONS)
                  **this graph presented the company's net
                           revenues and cost of gas
                                for 1992-1997

            Net         Cost of
Year     Revenues         Gas        Total
1992       393           353          746
1993       415           479          894
1994       453           462          915
1995       439           390          829
1996       500           470          970
1997       483           573         1056

COST OF GAS

The company's cost of natural gas includes relatively fixed costs known as demand charges that are paid to pipeline companies for the transportation and storage of commodity purchases and variable commodity rates that are paid to natural gas producers. Variations in the company's cost of gas expense result from changes in gas sales volumes, the price of gas purchased and the level of gas costs collected through the operation of the firm gas cost recovery mechanisms included in the company's rate schedules. The company defers in the current period any difference between actual firm gas costs incurred and the amount of current gas cost recoveries included in revenues. Any differences are recovered or refunded to customers in subsequent periods. Therefore, increases or decreases in the cost of gas associated with sales made to firm customers have no effect on net income.

    The company's cost of gas expense on a per therm basis, excluding the cost and related volumes applicable to sales made outside of the company's service territory, increased to 41.11 cents from the 1996 level of 32.81 cents. The increase resulted primarily from: (1) an increase in the cost of gas recovered from customers reflecting higher commodity gas prices this year and the effect of the collection from firm customers of the prior year's undercollection of gas costs; (2) a decline in the amount of refunds received from pipelines this year; and (3) the effect of fewer volumes purchased which increases fixed costs per therm. The commodity cost of gas invoiced the company was 30.96 cents and
26.53 cents per therm for 1997 and 1996, respectively, which reflects the higher market prices incurred during the early winter months of fiscal year 1997.

1996 VS. 1995.
GAS DELIVERED TO FIRM CUSTOMERS

Therms delivered to firm customers rose by 217.3 million therms (21.7%) in 1996, causing net revenues to rise by $56.5 million. The significant increase was primarily caused by weather that was 24.9% colder than the prior year and a 2.9% increase in firm customer meters.

    The impact of increased rates on net revenues for 1996 was $2.7 million. The increase was due to the effect of higher rates granted in the state of Maryland in December 1994 that were not fully reflected in net revenues for fiscal year 1995, and amounts granted Shenandoah Gas Company.

GAS DELIVERED TO INTERRUPTIBLE CUSTOMERS

Therms delivered to interruptible customers declined by 41.5 million therms when compared to 1995. The decrease was due primarily to significantly longer interruptions in service to these customers in the first and second fiscal quarters of 1996 due to the colder weather. Net revenues associated with therms delivered to this customer class declined by $1.8 million.

GROSS RECEIPTS TAXES

Gross receipts taxes decreased by $0.7 million from 1995. The effect of a drop in the fuel tax rate for service to customers in Montgomery County, Maryland was largely offset by higher other gross receipts taxes due to higher revenues because of the colder weather. As discussed previously, the company records the amount collected from customers in general tax expense and, therefore, net income is not affected.

COST OF GAS

The company's cost of gas expense on a per therm basis, excluding the cost and related volumes applicable to sales made outside of the company's service territory, increased to 32.81 cents from the 1995 level of 28.68 cents. The increase was primarily due to an increase in the cost of gas recovered from customers reflecting higher commodity gas prices resulting from increased demand because of the significantly colder weather. This factor was partially mitigated by the effect of a reduced firm cost of gas due to the return of prior year overcollected gas costs to firm customers in 1996, increased refunds from pipelines during the year, and the effect of increased volumes delivered which reduced the impact of fixed demand cost on the cost per unit. The commodity cost of gas invoiced the company for 1996 increased to 26.53 cents per therm from the 1995 level of 19.33 cents per therm due to the effect of the increased demand during the colder weather.

OTHER OPERATING EXPENSES

1997 VS. 1996. Operation and maintenance expenses declined by $23.9 million (10.8%) in 1997. The decline was primarily caused by the absence in 1997 of $13.4 million of non-recurring charges recorded last year associated with the company's redesign of its organization. For a further discussion of the company's reorganization, please refer to page 24 and Note 10 to the Consolidated Financial Statements. Also contributing to this decline were lower labor and employee benefit costs primarily caused by reduced employee levels. Partially offsetting these decreases were higher uncollectible expenses due primarily to increased revenues caused by higher gas costs during the most recent heating season.

WASHINGTON GAS LIGHT COMPANY

    At September 30, 1997, the company had 2,059 utility employees, a decline of 205 employees (9.1%) from the level at September 30, 1996. For a further discussion of labor-related issues, please refer to the caption entitled "Labor Matters" on page 25.

                            OTHER OPERATING EXPENSES
                                  (MILLIONS)
                    **this graph presented a breakdown of
                       the company's operating expenses
                                for 1992-1997

             Operation &                  Depreciation and
Year         Maintenance       Taxes        Amortization          Total
1992            180             94            37                  311
1993            185            104            40                  329
1994            207            109            44                  360
1995            195            106            46                  347
1996            221            118            48                  387
1997            197            119            52                  368

    Depreciation and amortization increased by $3.5 million (7.3%) primarily due to the company's increased investment in new plant and equipment. Capital expenditures totaled $139.9 million in 1997, and the composite depreciation rate was 2.94% compared to 2.96% in 1996.

    General taxes increased by $2.7 million (3.9%) primarily due to increased property taxes resulting from greater investments in plant and equipment and higher gross receipts taxes. Further information on general taxes is shown in
Note 6 to the Consolidated Financial Statements.

    The composition of the change in income tax expense is detailed in the Consolidated Statements of Income Taxes on page 37.

    1996 VS. 1995. Operation and maintenance expenses increased by $26.1 million (13.4%) in 1996. Of this increase, $13.4 million was attributable to non-recurring charges related to the redesign of the company's organization. Other factors that contributed to the increase included: (1) increased compensation to employees, including cash payouts to management and union-eligible employees and compensation in the form of a common stock grant;
(2) higher labor charged to operating expenses in 1996 as a result of the lockout of certain union-eligible employees in 1995, which lowered costs that year; and (3) increased amortization of environmental expenses. Items that partially offset these increases were lower employee benefits expenses, including reduced health care expenses reflecting the effect of cost saving programs and lower pension expenses, and the effect of attrition in the work force on labor expense.

    At September 30, 1996, the company had 2,264 utility employees, a decline of 141 employees (5.9%) from the level at September 30, 1995.

    Depreciation and amortization increased by $1.5 million (3.2%) in 1996. The increase was due to additional depreciation of $2.7 million on the company's rising investment in plant and equipment. Partially offsetting the additional depreciation was a decrease in the amount of amortization expense due to the company's full recovery of its investment to serve certain interruptible customers in the state of Maryland. The PSC of MD has permitted the company to recover its investment to serve certain interruptible customers before sharing with firm customers any margins earned on sales and deliveries to these customers. In 1996, capital expenditures totaled $124.4 million and the composite depreciation rate was 2.96% compared to 2.97% in 1995.

    General taxes increased by $0.8 million (1.1%) in 1996. This increase was primarily due to higher property taxes and higher payroll taxes, including amounts associated with additional employee compensation related to the company's redesign of its organization. Partially offsetting these increases were lower gross receipts taxes, primarily reflecting a drop in the fuel tax rate for service to customers in Montgomery County, Maryland. Further information on general taxes is shown in Note 6 to the Consolidated Financial Statements.

    The composition of the change in income tax expense is detailed in the Consolidated Statements of Income Taxes on page 37.

OTHER INCOME (LOSS)--NET

1997 VS. 1996. Other income (loss)--net for 1997 was $0.9 million, an improvement from 1996 of $1.8 million over the 1996 loss of $0.9 million. The improvement over last year primarily resulted from valuation reserves for certain non-utility activities recorded in 1996 and higher earnings generated from the company's gas-marketing subsidiary, WGES, during its first full year of operation in 1997. During 1997, WGES sold over 112 million therms, including 12 million therms sold outside of the company's traditional service territory.

    1996 VS. 1995. Other income (loss)--net declined by $3.5 million in 1996. The decline primarily reflects the effect of: (1) a 1995 $1.9 million after-tax gain on the sale of a non-utility subsidiary; (2) valuation reserves recorded in 1996 related to certain non-utility investments to reflect diminished expectations of their value; and (3) lower interest income on temporary cash investments due to substantially lower invested balances and lower interest rates earned on amounts invested.

INTEREST EXPENSE

1997 VS. 1996. Interest expense increased by $3.5 million (11.6%) in 1997, reflecting higher interest expense on both long-term and short-term debt, partially offset by lower interest on supplier refunds. The increase in interest on long-term debt of $2.5 million was primarily due to a $52.4 million increase in the average amount of long-term debt outstanding, partially offset by a decline of 0.3 percentage points in the weighted-average cost of such debt. The company's embedded cost of long-term debt was 7.1% at September 30, 1997, compared to 7.5% at September 30, 1996. The decline in the embedded cost of long-term debt was primarily due to the partial retirement of the 8 5/8% Series First Mortgage Bonds (FMBs) in March 1997. Other interest expense increased by $1.0 million, reflecting increased short-term debt interest of $2.0 million primarily resulting from a $36.5 million increase in the average amount of short-term debt outstanding, partially offset by a 0.05 percentage point decline in the weighted-average cost for such debt. Further impacting other interest expense was a $0.7 million decrease in interest on supplier refunds, reflecting a decline in the average balance due to customers. Please refer to Short-Term Cash Requirements and Related Financing on page 29 for a discussion of fluctuations in short-term debt balances.

    1996 VS. 1995. Interest expense declined by $1.3 million or 4.1% in 1996. The decline was primarily due to reduced interest expense on both long-term and short-term debt. Interest on long-term debt dropped by $0.4 million due to a decline in the weighted-average cost of such debt of 0.2 percentage points, partially offset by a $6.1 million increase in the average amount of long-term debt outstanding. The company's embedded cost of long-term debt was 7.5% at September 30, 1996, compared to 7.7% at September 30, 1995. The drop in the cost of long-term debt was due primarily to the effect of the refinancing of two FMB Series in January 1996. Other interest expense decreased $0.9 million, primarily due to decreased short-term debt interest of $0.6 million due to a $9.9 million drop in the average amount of such debt outstanding and a decline in the weighted-average cost of short-term debt of
0.13 percentage points.

LIQUIDITY AND CAPITAL RESOURCES

The company has historically had a goal of maintaining its common equity ratio in the mid-50% range of total capital and a general policy of repaying short-term debt after the heating season ends in the spring as significant levels of current assets are converted into cash. Accomplishing these objectives and maintaining sufficient cash flow are necessary to preserve the company's credit ratings and to allow access to capital at relatively low costs. At September 30, 1997, total capitalization, excluding current maturities, was composed of 56.2% common equity, 2.7% preferred stock and 41.1% long-term debt. Effective November 1, 1996, shares issued through the Dividend Reinvestment and Common Stock Purchase Plan (DRP) and Employee Savings Plans are purchased on the open market instead of being issued as new shares.


                                CAPITALIZATION
                                  (MILLIONS)
                    **this graph presented a breakdown of
                       the company's capital structure
                                for 1992-1997

               Common         Preferred        Long-Term
Year           Equity           Stock             Debt          Total
1992            433              29              294             756
1993            458              28              348             834
1994            486              28              342             856
1995            513              29              329             871
1996            559              28              354             941
1997            589              28              432            1049

SHORT-TERM CASH REQUIREMENTS AND RELATED FINANCING

The company's business is highly weather sensitive and seasonal. In 1997, 74% of total therms delivered in the company's franchise area (excluding deliveries to two electric generation facilities) were delivered in the first and second fiscal quarters. This weather sensitivity causes short-term cash requirements to vary significantly during the year. Cash requirements peak in the fall and winter months when accounts receivable, accrued utility revenues and storage gas are at or near their highest levels. After the winter heating season, these assets are converted into cash and are used to liquidate short-term debt and acquire storage gas for the subsequent heating season.

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

    Variations in the timing of collections of gas costs under the company's gas cost recovery mechanisms and the level of refunds from pipeline companies that will be returned to customers can significantly affect short-term cash requirements. At September 30, 1997, the company had a temporary net undercollection of gas costs of $7.0 million, compared to a $26.6 million net undercollection at September 30, 1996. Amounts that are undercollected and overcollected are reflected in the captions Gas costs due from customers and Gas costs due to customers in the Consolidated Balance Sheets. Most of the current balances will be collected from or returned to customers in fiscal year 1998. At September 30, 1997, refunds received from pipelines that are being returned to the company's customers totaled $6.1 million, compared to $8.3 million at September 30, 1996.

    The company uses short-term debt in the form of commercial paper and short-term bank loans to fund seasonal requirements. Alternative sources include unsecured lines of credit, some of which are seasonal, and $160 million in a revolving credit agreement maintained with a group of banks. The company activates these financing options to support or replace the company's commercial paper. Additional information regarding the company's short-term borrowing capabilities is included in Note 2 to the Consolidated Financial Statements.

    At September 30, 1997, the company had notes payable outstanding of $67.9 million, as compared with $115.3 million at September 30, 1996. The reduction was due, in part, to the company's issuance of Medium-Term Notes (MTNs) in the latter part of fiscal year 1997 to take advantage of relatively low interest rates. At September 30, 1997, current maturities of long-term debt were $20.9 million, including $18.8 million of MTNs and a $2.0 million required sinking-fund payment for the 8 5/8% Series FMBs.

LONG-TERM CASH REQUIREMENTS AND RELATED FINANCING

The company's long-term cash requirements are dependent upon the level of capital expenditures, long-term debt maturity requirements and decisions to refinance long-term debt. The majority of the company's capital expenditures are devoted to adding new customers in its existing service area. At September 30, 1997, the company was authorized to issue up to $178 million of long-term debt under an existing shelf registration which expires in January 1999. The nature of the company's long-term debt is discussed in Note 3 to the Consolidated Financial Statements.

    1997. As shown in the table on page 31, capital expenditures for 1997 totaled $139.9 million. New business expenditures, which result in additional therm sales and include amounts invested to convert customers from other energy sources, totaled $89.3 million, or 63.8% of the total. By the end of fiscal year 1997, customer meters rose to 798,739, an increase of 26,458, or 3.4% over the level at the end of fiscal year 1996.

    In 1997, net cash provided by operating activities amounted to $154.8 million, an increase of $95.3 million from the 1996 level. The improvement was derived from: (1) increased collections of gas costs from customers; (2) higher costs for gas storage withdrawals in the current year, combined with lower levels of storage gas injections due to this year's warmer weather; and (3) refunds made to customers in 1996 for amounts overcollected from the implementation of an interim rate increase. Partially offsetting these sources of cash were greater funds supporting accounts receivable primarily from higher gas costs and a decrease in cash provided by accounts

WASHINGTON GAS LIGHT COMPANY

payable primarily due to payments made during 1997 of amounts associated with the redesign of the company's organization.

    The long-term debt issued in the current year of $125.8 million includes MTN issuances at a weighted-average interest rate of 6.60%. Proceeds from the MTN issuances were used to retire $27.5 million of the 8 5/8% Series FMBs in March 1997 and $8.0 million of maturing MTNs, and for other corporate purposes. The terms of the unsecured MTNs issued are discussed in Note 3 to the Consolidated Financial Statements.

    During 1997, the sum of net income and noncash charges, less dividends on common and preferred stock, totaled $94.5 million, representing 67.6% of capital expenditures.

    1996. Capital expenditures for 1996 totaled $124.4 million. New business expenditures, including amounts invested to convert customers from other energy sources, totaled $77.9 million, or 62.6% of the total. By the end of fiscal year 1996, customer meters rose to 772,281, an increase of 21,432, or 2.9% over the level at the end of fiscal year 1995.

    In 1996, net cash provided by operating activities amounted to $59.5 million, a decline of $118.7 million from the 1995 level. The sharp decrease was due primarily to: (1) the effect of a shift from an overcollection of gas costs from customers in 1995 to an undercollection of gas costs in 1996; (2) the effect of a higher 1996 cost per therm to replace storage gas volumes withdrawn during the prior winter heating season; (3) higher funds used to support accounts receivable balances resulting primarily from higher gas costs; and (4) refunds made to customers for amounts overcollected from the implementation of an interim rate increase. These uses of cash were partially offset by higher net income and increased sources of cash reflected in accounts payable due to higher gas prices and the amounts associated with the redesign of the company's organization.

    In connection with an in-substance defeasance, discussed further in Note 3 to the Consolidated Financial Statements, the company issued $50.0 million of unsecured MTNs at a coupon rate of 6.15%. The MTNs have a 30-year nominal life and allow the holder to elect early maturity at par during a one-month period 30 days prior to the tenth anniversary date. Additionally, the company may redeem the MTNs at par at any time on or after the tenth anniversary date of their issuance up until the end of the 30-year nominal life. The $69.8 million of long-term debt retired included $50.0 million of 7 7/8% Series FMBs retired effective September 1, 1996, $17.325 million of 9 1/4% Series FMBs extinguished for financial reporting purposes in accordance with the in-substance defeasance, and a $2.5 million scheduled MTN maturity.

    During 1996, the company raised $12.6 million through its DRP and Employee Savings Plans. The sum of net income and noncash charges, less dividends on common and preferred stock, totaled $101.0 million or 81.2% of capital expenditures.

    1995. Capital expenditures totaled $112.7 million in 1995. New business expenditures, including conversions from other energy sources, totaled $78.9 million, or 70.0% of the total. By the end of fiscal year 1995, the company had 750,849 customer meters, an increase of 24,889, or 3.4% over the level at the end of fiscal year 1994.

    In 1995, net cash provided by operating activities amounted to $178.2 million, an increase of $42.5 million over the 1994 level. Factors causing this increase included: (1) lower accounts receivable balances reflecting the timing of sales of non-utility receivables to commercial banks in 1995 and lower therm sales in September 1995; (2) a greater level of gas costs overcollected and rate refunds due to customers in 1995; and (3) lower payments made in 1995 related to FERC Order No. 636 transition costs that are reflected in accounts payable. Partially offsetting these items was the effect of a lower source of funds from storage gas inventory levels due to a smaller decline in the cost of gas than was experienced in 1994, and increased income tax payments in 1995 resulting from increased taxable income.

    In 1995, the company issued $40 million of unsecured MTNs at a weighted-average interest rate of 7.13%. These notes have 30-year terms with 10-year put and call options. Maturing MTNs totaled $8.5 million in 1995.

    During 1995, the company raised $13.4 million through its DRP and Employee Savings Plans. The sum of net income and noncash charges, less dividends on common and preferred stock, totaled $68.6 million, representing 60.9% of capital expenditures.

NON-UTILITY ACTIVITIES

During 1997, the company augmented cash flow through the sale of $33.0 million of certain non-utility accounts receivable related to merchandise. Similar sales of non-utility accounts receivable in 1996 and 1995 amounted to $30.5 million and $45.1 million, respectively. In 1995, the company received $2.0 million in cash as a result of the sale of a non-utility subsidiary.

MATURITIES AND SINKING FUND REQUIREMENTS

The amount of maturities and sinking fund requirements on long-term debt for the ensuing five-year period is included in Note 3 to the Consolidated Financial Statements.

SECURITY RATINGS

Shown below are the ratings on the company's debt instruments at year-end for 1997. There were no changes in these ratings from 1996.

First Mortgage Bonds
 Standard & Poor's Corporation           AA-
 Moody's Investors Service               Aa2
 Fitch Investors Service, Inc.           AA-

Unsecured Medium-Term Notes
 Standard & Poor's Corporation           AA-
 Moody's Investors Service               Aa3
 Fitch Investors Service, Inc.           AA-

Commercial Paper
 Standard & Poor's Corporation           A-1+
 Moody's Investors Service               P-1
 Fitch Investors Service, Inc.           F-1+

CAPITAL EXPENDITURES

The company's actual capital expenditures for fiscal years 1995-1997 and projected capital expenditures for fiscal years 1998-2002 are shown in the table on page 31. The company believes that the combination of available internal and external sources of funds will be adequate to meet its capital requirements.

CAPITAL EXPENDITURES
(Millions)

                                            Actual                                     Projected
                                  --------------------------   -------------------------------------------------------
                                    1995      1996      1997     1998       1999    2000       2001     2002     Total
------------------------------------------------------------   -------------------------------------------------------
New Business                      $ 78.9    $ 77.9    $ 89.3   $ 88.1     $ 79.0   $ 75.3    $ 77.6   $ 77.6    $397.6
Replacements                        25.6      34.5      36.4     35.9       31.4     31.7      31.7     32.1     162.8
Other                                8.2      12.0      14.2     44.8       19.5     19.3      16.4     17.2     117.2
                                  ------    ------    ------   ------     ------   ------    ------   ------    ------
Total                             $112.7    $124.4    $139.9   $168.8     $129.9   $126.3    $125.7   $126.9    $677.6
                                  ======    ======    ======   ======     ======   ======    ======   ======    ======

OTHER FACTORS AFFECTING THE COMPANY

ENVIRONMENTAL MATTERS

The company and its subsidiaries are subject to various laws related to environmental matters, as discussed in Note 9 to the Consolidated Financial Statements.

YEAR 2000

Like all companies having business-application software programs written over many years and a computing infrastructure including computerized devices, the company is also affected by the so-called "Year 2000" issue. These programs, which include the company's customer service, operations and financial systems, were written using two-year digits to define the applicable year, rather than four. Any of the company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in the computer shutting down or performing incorrect computations. The computing infrastructure, including computerized devices, could contain date-sensitive software that could cause the devices to fail to operate or to operate inconsistently.

    The company is completing the process of identifying the programs and infrastructure that could be affected by the Year 2000 issue and has developed an implementation plan to resolve the issue. The plan includes the replacement of certain equipment and modification of certain software to recognize the turn of the century. The plan is currently expected to result in non-recurring expenses over the next two years of approximately $8 million to $10 million.

    The plan also includes replacing certain existing systems with new systems that will be Year 2000 operational and will provide additional strategic information. The costs to replace these systems, of $15 million to $20 million, will be capitalized.

    The company believes, with appropriate replacement or modifications, it will be able to operate its time-sensitive business-application software programs and infrastructure through the turn of the century.

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

RATE INCREASES

Requests for rate increases are based on increased investment in plant and equipment, higher operating expenses and the need to earn an adequate return on invested capital. The company's rates did not change in any of its major jurisdictions in 1997. A Summary of Major Rate Applications and Results is shown below.

SUMMARY OF MAJOR RATE APPLICATIONS AND RESULTS


                                                             Increase in Annual  Revenues
                                                               Amount             Amount
                                          Test Year 12 Mos.  Requested            Granted                   Allowed
Jurisdiction          Effective Date             Ended       (Millions)         (Millions)          Return on Common Equity
------------------------------------------------------------------------------------------------------------------------------
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

WASHINGTON GAS LIGHT COMPANY

CONSOLIDATED STATEMENTS OF INCOME


Years Ended September 30,                          1997            1996            1995
-----------------------------------------------------------------------------------------
                                                    (Thousands, Except Per Share Data)

OPERATING REVENUES (Note 1)                     $1,055,754        $969,778        $828,748
Cost of Gas (Note 1)                               572,925         469,925         390,041
                                                ----------        --------        --------
NET REVENUES                                       482,829         499,853         438,707
                                                ----------        --------        --------

OTHER OPERATING EXPENSES
  Operation (Note 10)                              160,193         187,817         163,518
  Maintenance                                       36,857          33,105          31,268
  Depreciation and amortization (Note 1)            51,363          47,887          46,385
  General taxes (Note 6)                            71,277          68,605          67,829
  Income taxes (See Statements and Note 5)          47,864          49,376          37,514
                                                ----------        --------        --------
                                                   367,554         386,790         346,514
                                                ----------        --------        --------

OPERATING INCOME                                   115,275         113,063          92,193
Other Income (Loss)--Net                               886            (874)          2,610
                                                ----------        --------        --------

INCOME BEFORE INTEREST EXPENSE                     116,161         112,189          94,803

INTEREST EXPENSE
  Interest on long-term debt                        30,135          27,622          28,012
  Other                                              4,007           2,976           3,882
                                                ----------        --------        --------
                                                    34,142          30,598          31,894
                                                ----------        --------        --------

NET INCOME                                          82,019          81,591          62,909
Dividends on Preferred Stock                         1,331           1,332           1,333
                                                ----------        --------        --------

NET INCOME APPLICABLE TO COMMON STOCK           $   80,688        $ 80,259        $ 61,576
                                                ==========        ========        ========

AVERAGE COMMON SHARES OUTSTANDING                   43,706          43,360          42,575
                                                ==========        ========        ========

EARNINGS PER AVERAGE SHARE OF COMMON STOCK      $     1.85        $   1.85        $   1.45
                                                ==========        ========        ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY

CONSOLIDATED BALANCE SHEETS


September 30,                                                1997             1996
---------------------------------------------------------------------------------------
                                                                   (Thousands)

ASSETS
PROPERTY, PLANT AND EQUIPMENT (Notes 1 and 3)
  At original cost                                        $1,846,471        $1,721,956
  Accumulated depreciation and amortization                 (629,334)         (591,382)
                                                          ----------        ----------
                                                           1,217,137         1,130,574
                                                          ----------        ----------
CURRENT ASSETS
  Cash and cash equivalents                                    9,708             4,589
  Accounts receivable                                         65,232            53,587
  Gas costs due from customers (Note 1)                        9,445            28,109
  Allowance for doubtful accounts                            (11,043)          (11,846)
  Accrued utility revenues (Note 1)                           21,020            15,117
  Materials and supplies--principally at average cost         15,186            14,425
  Storage gas--at cost (first-in, first-out)                  81,072            83,829
  Deferred income taxes (See Statements and Note 5)           17,447            17,888
  Other prepayments--principally taxes                        11,907            10,047
                                                          ----------        ----------
                                                             219,974           215,745
                                                          ----------        ----------
DEFERRED CHARGES AND OTHER ASSETS
  Regulatory assets (Note 1)                                 101,956           109,515
  Other                                                       12,965             8,767
                                                          ----------        ----------
                                                             114,921           118,282
                                                          ----------        ----------

      Total                                               $1,552,032        $1,464,601
                                                          ==========        ==========

CAPITALIZATION AND LIABILITIES
CAPITALIZATION (See Statements)
  Common shareholders' equity                             $  589,035        $  558,809
  Preferred stock                                             28,430            28,440
  Long-term debt (Note 3)                                    431,575           353,893
                                                          ----------        ----------
                                                           1,049,040           941,142
                                                          ----------        ----------
CURRENT LIABILITIES
  Current maturities of long-term debt (Note 3)               20,862             8,006
  Notes payable (Note 2)                                      67,900           115,278
  Accounts payable                                            99,578            90,524
  Wages payable                                               13,590            14,308
  Dividends declared                                          13,224            12,787
  Customer deposits and advance payments                      16,662            12,997
  Accrued taxes                                                5,699             5,594
  Accrued interest                                             5,235             4,910
  Pipeline refunds due to customers                            6,054             8,262
  Gas costs due to customers (Note 1)                          2,418             1,488
                                                          ----------        ----------
                                                             251,222           274,154
                                                          ----------        ----------
DEFERRED CREDITS
  Unamortized investment tax credits                          21,427            22,381
  Deferred income taxes (See Statements and Note 5)          136,682           128,936
  Other (Notes 1, 7, 8 and 9)                                 93,661            97,988
                                                          ----------        ----------
                                                             251,770           249,305
                                                          ----------        ----------
COMMITMENTS AND CONTINGENCIES (Notes 8, 9, and 11)
      Total                                               $1,552,032        $1,464,601
                                                          ==========        ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30,                                                        1997          1996           1995
------------------------------------------------------------------------------------------------------------------
                                                                                            (Thousands)

OPERATING ACTIVITIES
Net Income                                                                    $  82,019     $  81,591      $  62,909
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization (a)                                              56,886        54,517         52,329
  Deferred income taxes--net                                                     10,434        11,337          2,036
  Amortization of investment tax credits                                           (954)         (972)          (992)
  Allowance for funds used during construction                                     (411)         (465)          (443)
  Other noncash charges and (credits)--net                                       (1,444)        5,250          1,519
                                                                              ---------     ---------      ---------
                                                                                146,530       151,258        117,358
Changes in assets and liabilities:
  Accounts receivable and accrued utility revenues                              (18,351)       (7,587)        21,693
  Gas costs due from/to customers--net                                           19,594       (55,800)        29,008
  Storage gas                                                                     2,757       (30,468)         6,606
  Other prepayments--principally taxes                                           (1,860)       (2,248)            43
  Accounts payable                                                                8,191        17,578         (8,485)
  Wages payable                                                                    (718)         (817)           531
  Customer deposits and advance payments                                          3,665        (2,411)          (333)
  Accrued taxes                                                                     105          (659)        (3,394)
  Pipeline refunds due to customers                                              (2,208)       (2,298)         2,988
  Rate refunds due to customers                                                      --        (9,306)         9,306
  Deferred purchased gas costs                                                    1,543        (1,435)        (2,625)
  Other--net                                                                     (4,445)        3,727          5,492
                                                                              ---------     ---------      ---------
    Net Cash Provided by Operating Activities                                   154,803        59,534        178,188
                                                                              ---------     ---------      ---------

FINANCING ACTIVITIES
Common stock issued                                                                 312        12,637         13,368
Long-term debt issued                                                           125,812        50,000         40,000
Long-term debt retired                                                          (35,555)      (69,830)        (9,322)
Premium on long-term debt retired                                                (1,422)       (2,263)            --
Notes payable--net                                                              (47,378)      115,278        (52,912)
Dividends on common and preferred stock                                         (52,033)      (50,264)       (48,731)
                                                                              ---------     ---------      ---------
    Net Cash Provided by (Used in) Financing Activities                         (10,264)       55,558        (57,597)
                                                                              ---------     ---------      ---------

INVESTING ACTIVITIES
Proceeds from sale of non-utility subsidiary                                         --            --          2,000
Capital expenditures                                                           (139,871)     (124,414)      (112,715)
Other investing activities                                                          451            --            513
                                                                              ---------     ---------      ---------
    Net Cash Used in Investing Activities                                      (139,420)     (124,414)      (110,202)
                                                                              ---------     ---------      ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (b)                              5,119        (9,322)        10,389
Cash and Cash Equivalents at Beginning of Year (b)                                4,589        13,911          3,522
                                                                              ---------     ---------      ---------
Cash and Cash Equivalents at End of Year (b)                                  $   9,708     $   4,589      $  13,911
                                                                              =========     =========      =========

(a) Includes amounts charged to other accounts.
(b) Cash equivalents are highly liquid investments with a maturity of three months or less when purchased.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Income taxes paid                                                             $  37,494     $  41,993      $  38,824
Interest paid                                                                 $  33,662     $  30,859      $  30,879

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION


September 30,                                                           1997                       1996
-------------------------------------------------------------------------------------------------------------------------
                                                                                  (Dollars in Thousands)
COMMON SHAREHOLDERS' EQUITY (See Statements and Note 4)
  Common stock, $1 par value, authorized 80,000,000 shares,
    issued 43,742,148 and 43,726,853 shares, respectively           $   43,742                   $ 43,727
  Paid-in capital                                                      305,123                    304,691
  Retained earnings                                                    243,175                    213,626
  Deferred compensation                                                 (2,022)                    (2,697)
  Treasury stock--at cost, 42,632 and 23,377 shares, respectively         (983)                      (538)
                                                                    ----------                   --------
        Total Common Shareholders' Equity                              589,035          56.2%     558,809          59.4%
                                                                    ----------         -----     --------         -----

PREFERRED STOCK without par value,
  authorized 1,500,000 shares, issued and outstanding
    $4.80 series, 150,000 shares                                        15,000                     15,000
    $4.25 series, 70,600 shares                                          7,173                      7,173
    $5.00 series, 60,000 shares                                          6,000                      6,000
    $4.36 convertible series, 1,994 and 2,073 shares, respectively         199                        207
    $4.60 convertible series, 576 and 600 shares, respectively              58                         60
                                                                    ----------                   --------
        Total Preferred Stock                                           28,430           2.7       28,440           3.0
                                                                    ----------         -----     --------         -----

LONG-TERM DEBT (Note 3)
  First Mortgage Bonds
    8 5/8% series due March 1, 2017                                      8,000                     35,500
    8 3/4% series due July 1, 2019                                      50,000                     50,000
                                                                    ----------                   --------
                                                                        58,000                     85,500
                                                                    ----------                   --------
  Unsecured Medium-Term Notes
    Due fiscal year 1997, 6.50% to 6.58%                                    --                      8,000
    Due fiscal year 1998, 6.43% to 8.00%                                15,800                     15,800
    Due fiscal year 1999, 6.50% to 7.97%                                21,700                     21,700
    Due fiscal year 2002, 6.90% to 7.56%                                45,600                     45,600
    Due fiscal year 2003, 6.90%                                          5,000                      5,000
    Due fiscal year 2008, 6.51% to 6.61%                                20,100                     20,100
    Due fiscal year 2022, 6.94% to 6.95%                                 5,000                      5,000
    Due fiscal year 2023, 6.50% to 7.04%                                30,000                     30,000
    Due fiscal year 2024, 6.95%                                         36,000                     36,000
    Due fiscal year 2025, 6.50% to 7.76%                                40,000                     40,000
    Due fiscal year 2026, 6.15%                                         50,000                     50,000
    Due fiscal year 2027, 6.40% to 6.82%                               125,000                         --
                                                                    ----------                   --------
                                                                       394,200                    277,200
                                                                    ----------                   --------

  Other long-term debt                                                     952                        196
  Unamortized premium and (discount)--net                                 (715)                      (997)
                                                                    ----------                   --------
  Total long-term debt                                                 452,437                    361,899
                                                                    ----------                   --------
  Less current maturities                                               20,862                      8,006
                                                                    ----------                   --------
        Long-Term Debt                                                 431,575          41.1      353,893          37.6
                                                                    ----------         -----     --------         -----
          Total Capitalization                                      $1,049,040         100.0%    $941,142         100.0%
                                                                    ==========         =====     ========         =====

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY


                                       Common Stock Issued
                                       -------------------     Paid-in     Retained    Deferred  Treasury
                                        Shares      Amount     Capital     Earnings  Compensation  Stock      Total
----------------------------------------------------------------------------------------------------------------------
                                                                   (Dollars in Thousands)

BALANCE SEPTEMBER 30, 1994           42,208,476   $42,208    $276,729    $168,863    $(1,854)     $(442)     $485,504
  Net income                                 --        --          --      62,909         --                   62,909
  Common stock expense                       --        --         (18)         --         --         --           (18)
  Deferred compensation                      --        --         (83)         --        174        203           294
  Dividend reinvestment plan            596,140       596      10,264          --         --         --        10,860
  Employee savings plans                137,372       138       2,370          --         --         --         2,508
  Conversion of preferred stock           2,843         3          23          --         --         --            26
  Dividends declared:
    Common stock ($1.1175 per share)         --        --          --     (47,706)        --         --       (47,706)
    Preferred stock                          --        --          --      (1,333)        --         --        (1,333)
                                     ----------   -------    --------    --------    -------      -----      --------

BALANCE SEPTEMBER 30, 1995           42,944,831    42,945     289,285     182,733     (1,680)      (239)      513,044
  Net income                                 --        --          --      81,591         --         --        81,591
  Common stock expense                       --        --          (9)         --         --         --            (9)
  Deferred compensation                 127,100       127       2,420          --     (1,017)      (299)        1,231
  Director compensation plan              1,603         2          34          --         --         --            36
  Employee compensation                  45,313        45         901          --         --         --           946
  Dividend reinvestment plan            484,415       485      10,007          --         --         --        10,492
  Employee savings plans                120,362       120       2,025          --         --         --         2,145
  Conversion of preferred stock           3,229         3          28          --         --         --            31
  Dividends declared:
    Common stock ($1.135 per share)          --        --          --     (49,366)        --         --       (49,366)
    Preferred stock                          --        --          --      (1,332)        --         --        (1,332)
                                     ----------   -------    --------    --------    -------      -----      --------

BALANCE SEPTEMBER 30, 1996           43,726,853    43,727     304,691     213,626     (2,697)      (538)      558,809
  Net income                                 --        --          --      82,019         --         --        82,019
  Common stock expense                       --        --          (3)         --         --                       (3)
  Deferred compensation                      --        --         128          --        675       (478)          325
  Director compensation plan                 --        --          --          --         --         33            33
  Dividend reinvestment plan              7,861         8         166          --         --         --           174
  Employee savings plans                  6,356         6         132          --         --         --           138
  Conversion of preferred stock           1,078         1           9          --         --         --            10
  Dividends declared:
    Common stock ($1.170 per share)          --        --          --     (51,139)        --         --       (51,139)
    Preferred stock                          --        --          --      (1,331)        --         --        (1,331)
                                     ----------   -------    --------    --------    -------      -----      --------

BALANCE SEPTEMBER 30, 1997           43,742,148   $43,742    $305,123    $243,175    $(2,022)     $(983)     $589,035
                                     ==========   =======    ========    ========    =======      =====      ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY

CONSOLIDATED STATEMENTS OF INCOME TAXES


                                                                 1997                 1996                 1995
---------------------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE, YEARS ENDED SEPTEMBER 30 (Note 5),                       (Dollars in Thousands)
  Charged to other operating expenses
    Current                                                    $39,674               $39,224              $35,598
                                                               -------               -------              -------
    Deferred
      Accelerated depreciation                                  10,438                 9,761               10,215
      Losses/gains on reacquired debt                              233                  (112)                (469)
      Deferred gas costs                                        (4,283)               11,260               (4,450)
      Pensions and other employee benefit costs                  1,472                  (132)                 214
      Demand-side management costs                                 281                  (481)               1,976
      Inventory overheads                                         (562)               (4,232)              (3,126)
      Other                                                      1,565                (4,940)              (1,452)
                                                               -------               -------              -------
        Total Deferred Income Tax Expense                        9,144                11,124                2,908
                                                               -------               -------              -------
    Amortization of investment tax credits                        (954)                 (972)                (992)
                                                               -------               -------              -------
                                                                47,864                49,376               37,514
                                                               -------               -------              -------
  Charged to other income (loss)--net
    Current                                                       (713)                 (842)                 142
    Deferred                                                     1,290                   213                 (872)
                                                               -------               -------              -------
                                                                   577                  (629)                (730)
                                                               -------               -------              -------
        Total Income Tax Expense                               $48,441               $48,747              $36,784
                                                               =======               =======              =======

                                                                 1997                 1996                 1995
---------------------------------------------------------------------------------------------------------------------------
RECONCILIATION BETWEEN THE STATUTORY FEDERAL INCOME
  TAX RATE AND THE EFFECTIVE TAX RATE
    Income tax at statutory federal income tax rate       $45,661      35.00%   $45,618     35.00%   $34,893      35.00%
                                                          -------      -----    -------     -----    -------      -----
    Increases (decreases) in tax resulting from:
      Accelerated depreciation less amount deferred         2,639       2.02      2,705      2.08      2,837       2.85
      Amortization of investment tax credits                 (954)      (.73)      (972)     (.75)      (992)     (1.00)
      Cost of removal                                        (588)      (.45)      (431)     (.33)      (488)      (.49)
      State income taxes                                    2,036       1.56      2,180      1.67      2,112       2.12
      Other items--net                                       (353)      (.27)      (353)     (.27)    (1,578)     (1.58)
                                                          -------      -----    -------     -----    -------      -----
    Income Tax Expense and Effective Tax Rate             $48,441      37.13%   $48,747     37.40%   $36,784      36.90%
                                                          =======      =====    =======     =====    =======      =====

                                                                  1997                           1996
---------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEFERRED INCOME TAXES AT SEPTEMBER 30,         Current  Non-current           Current  Non-current
                                                           ------   ----------            ------   ----------
  Deferred Income Tax Assets:
    Pensions and other employee benefit costs             $ 5,650    $   3,898          $ 6,043    $   5,614
    Uncollectible accounts                                  2,766           --            3,158           --
    Inventory overheads                                     9,734           --            9,397           --
    Valuation allowance                                        --       (2,670)              --       (2,670)
    Other                                                   1,129       12,807            4,819       11,896
                                                          -------    ---------          -------    ---------
        Total Assets                                       19,279       14,035           23,417       14,840
                                                          -------    ---------          -------    ---------
  Deferred Income Tax Liabilities:

    Accelerated depreciation                                   --      120,620               --      110,122
    Losses/gains on reacquired debt                            --        3,125               --        2,913
    Construction overheads                                     --        2,914               --        3,080
    Income taxes recoverable through future rates              --       16,284               --       18,531
    Deferred gas costs                                      1,832        1,599            5,529        2,185
    Demand-side management costs                               --        7,541               --        6,945
    Other                                                      --       (1,366)              --           --
                                                          -------    ---------          -------    ---------
        Total Liabilities                                   1,832      150,717            5,529      143,776
                                                          -------    ---------          -------    ---------
        Net Accumulated Deferred Income Tax
        Assets (Liabilities)                              $17,447    $(136,682)         $17,888    $(128,936)
                                                          =======    =========          =======    =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ACCOUNTING POLICIES

NATURE OF OPERATIONS

Washington Gas Light Company (company) is a public utility that delivers and sells natural gas to metropolitan Washington, D.C. and adjoining areas in Maryland and Virginia. A distribution subsidiary, Shenandoah Gas Company, serves portions of Virginia and West Virginia. The company also owns a subsidiary that operates an underground storage field on behalf of the company. At September 30, 1997, the company and its distribution subsidiary served nearly 800,000 customer meters. Therms delivered to firm customers accounted for 72% of the company's total therms delivered in fiscal year 1997, and the company is not dependent on one customer or group of customers.

    The company's non-utility subsidiaries are organized under a wholly-owned subsidiary, Washington Gas Resources Corp. A gas-marketing subsidiary, Washington Gas Energy Services Inc., engages in the sale of gas in competition with third-party suppliers such as gas marketers and non-regulated subsidiaries of other utility companies. Other non-regulated energy services offered by the company include the design and installation of energy equipment as well as heating and air-conditioning inspections on both gas and electric equipment.

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

REGULATED OPERATIONS

The company and its utility subsidiaries account for their regulated operations in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), as amended and supplemented by subsequently issued standards. These standards set forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the rate-setting process in a period different from the period in which the costs would be charged to expense by a non-regulated enterprise. When this results, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses as those same amounts are reflected in rates charged to customers. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). As required by SFAS No. 71 (as amended and supplemented), the company monitors the regulatory and competitive environment in which it operates to determine that its regulatory assets continue to be probable of recovery. If it is determined that an asset is no longer probable of recovery, the asset would be written off against income.

    The amounts recorded as regulatory assets and regulatory liabilities in the Consolidated Balance Sheets at September 30, 1997 and 1996 follow:

                                                   1997     1996
-------------------------------------------------------------------
REGULATORY ASSETS:                                  (Millions)
------------------
Income tax-related amounts due from
 customers (Note 5)                               $ 38.0     $ 40.9
Demand-side management costs due
 from customers                                     21.7       22.3
Other postretirement benefit costs (Note 7)         13.2       12.5
Environmental response costs (Note 9)               10.2       12.2
Losses on reacquired debt (Note 11)                 10.1        9.0
Gas costs due from customers                         9.4       28.1
Purchased gas costs                                  4.5        6.0
FERC Order No. 636 transition costs due from
 customers (Note 8)                                  4.0        5.7
Other                                                0.3        0.9
                                                  ------     ------
                                                  $111.4     $137.6
                                                  ======     ======
REGULATORY LIABILITIES:
-----------------------
Income tax-related amounts due to customers
 (Note 5)                                         $ 21.7     $ 22.4
Refunds due to customers                             6.1        8.3
Gas costs due to customers                           2.4        1.5
Demand-side management costs due to customers        1.1        3.4
Other                                                3.1        1.8
                                                  ------     ------
                                                  $ 34.4     $ 37.4
                                                  ======     ======

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at original cost including labor, materials, taxes and overheads. The company capitalizes an Allowance for Funds Used During Construction (AFUDC) as a component of construction overheads. The company capitalized AFUDC of $411,000, $465,000, and $443,000 in 1997, 1996 and
1995, respectively.

    The company charges the original cost of depreciable units of plant retired, together with the cost of removal, net of salvage, to accumulated depreciation. Maintenance and repairs are charged to operating expenses, except that charges applicable to transportation and power-operated equipment are allocated to operating expenses, construction and other accounts based on the use of such equipment. Betterments and renewals are capitalized. Depreciation applicable to the company's gas plant in service is calculated primarily on a straight-line remaining life basis. The composite depreciation rate was 2.94% for 1997, 2.96% for 1996 and 2.97% for 1995. The company periodically reviews the adequacy of its depreciation rates by considering estimated remaining lives and other factors.

REVENUES

Customer meters are read and bills are rendered on a cycle basis. Revenues are accrued for gas delivered but not yet billed.

COST OF GAS

The company's jurisdictional tariffs contain gas cost mechanisms that provide for the recovery of actual invoice cost of gas applicable to firm customers. Under these mechanisms, the company periodically adjusts its rates to firm customers to reflect increases and decreases in the cost of gas purchased. Differences between the total gas costs billed to firm customers and the actual cost of gas purchased are reconciled annually. The company defers any excess or deficiency and recovers from or refunds to customers the deferred balance over a subsequent twelve-month period. The amounts related to these reconciliations are reflected in the captions "Gas costs due from customers" and "Gas costs due to customers" in the Consolidated Balance Sheets.

RATE REFUNDS DUE TO CUSTOMERS

The company records a provision for rate refunds for the difference between the amount it is collecting in rates subject to refund and the amount expected to be recovered as a result of a final regulatory decision. At September 30, 1997, the company was not collecting any rates subject to refund.

REACQUISITION OF LONG-TERM DEBT

Gains or losses resulting from the reacquisition of long-term debt are deferred for book purposes and amortized over future periods as adjustments to interest expense in accordance with established regulatory practice. The company realized and deferred losses of $1.7 million in 1997 and $2.3 million in 1996. The company realized no such gains or losses in 1995. For income tax purposes, the company recognizes these gains and losses when the debt is legally retired. Additional discussion of losses on reacquired debt is included in Note 11 to the Consolidated Financial Statements.

NEW ACCOUNTING STANDARDS

In October 1996, the American Institute of Certified Public Accountants issued Statement of Position No. 96-1, "Environmental Remediation Liabilities" (SOP No. 96-1), which the company adopted for fiscal year 1997. SOP No. 96-1 provides additional guidance on the accrual, measurement and disclosure of environmental liabilities. The adoption of SOP No. 96-1 did not materially impact the company's financial condition or results of operations.

    In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128) and No. 129, "Disclosure of Information about Capital Structure" (SFAS No. 129). The company will adopt both of these statements in the first quarter of fiscal year 1998 and does not expect any effect on its Consolidated Financial Statements.

    SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS) that simplify calculations currently found in Accounting Principles Board Opinion No. 15, "Earnings per Share," as amended and interpreted, and thus makes them comparable to international EPS standards. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS based on the weighted-average number of common shares outstanding for the period. It also requires dual presentation of basic and diluted EPS for companies with complex capital structures, and requires a reconciliation of the basic EPS calculation to the diluted EPS computation.

    SFAS No. 129 continues the existing requirements to disclose the pertinent rights and privileges of all security holders other than common stockholders, but expands the number of companies subject to portions of its requirements.

2. SHORT-TERM DEBT

The company satisfies its short-term financing requirements through the sale of commercial paper or bank borrowings. The company maintains credit lines and a revolving credit agreement to support its outstanding commercial paper and to permit short-term borrowing flexibility.

    At September 30, 1997, the company had permanent bank lines of credit available of $20 million, all of which were unused. In support of the permanent lines, the company pays commitment or non-usage fees of 0.07% per annum of the unused lines. These lines expire on June 30, 1998. The company has $20 million of additional bank lines of credit that are temporary lines that are available during the heating season and for which no compensation is paid unless activated. The temporary lines became available on October 1, 1997. Of these lines, $5 million will expire on April 1, 1998, and $15 million will expire on April 30, 1998.

    At September 30, 1997, the company had a short-term revolving credit agreement with a group of banks that allows the company to borrow up to $160 million. The company pays facility fees of 0.04% per annum on the daily average amount of the commitment. The amount of the commitment can be reduced at the option of the company. The agreement, which expires on May 23, 1998, allows for annual extension by mutual agreement in each of the next two years, with an ultimate termination date no later than May 26, 2000.

    Collectively, the borrowing options under the bank lines of credit and the revolving credit agreement include the prime lending rate, as well as rates based on certificates of deposit and London Interbank Offered Rates.

WASHINGTON GAS LIGHT COMPANY

    At September 30, 1997, the company had $67.9 million in short-term debt outstanding, excluding current maturities of long-term debt, at a weighted-average cost of 5.68%. At September 30, 1996, the company had $115.3 million in short-term debt outstanding, excluding current maturities of long-term debt, at a weighted-average cost of 5.52%.

3. LONG-TERM DEBT

FIRST MORTGAGE BONDS

The company's Mortgage dated January 1, 1933 (Mortgage), as supplemented and amended, securing the First Mortgage Bonds (FMBs) issued by the company, constitutes a direct lien on substantially all property and franchises owned by the company other than expressly excepted property.

UNSECURED MEDIUM-TERM NOTES

The company issues unsecured Medium-Term Notes (MTNs) whose terms are individually set as to interest rate, maturity and any call or put option. These notes can have maturity dates of one or more years from date of issuance. The company will not issue any FMBs under its Mortgage without making effective provision whereby any outstanding MTNs shall be secured equally and ratably with any and all other obligations and indebtedness secured by the Mortgage. At September 30, 1997 and 1996, the weighted-average interest rate on all outstanding MTNs was 6.81% and 6.90%, respectively.

    In fiscal year 1997, the company issued a total of $125.0 million in MTNs. The table below summarizes the terms of each MTN issuance. Each of these MTNs gives the holder the right, but not the obligation, to sell the MTN back to the company at face value on the optional redemption date.


                  MEDIUM-TERM NOTES ISSUED
-----------------------------------------------------------
                                 Fiscal Year  Date of One-
               Amount of   Coupon  Maturity  Time Optional
 Date Issued    Issuance    Rate     Date     Redemption
-----------------------------------------------------------
October 1996   $25 million  6.82%   2027    October 2006
October 1996   $22 million  6.63%   2027    October 2003
October 1996   $6 million   6.62%   2027    October 2003
February 1997  $30 million  6.57%   2027    February 2007
July 1997      $6 million   6.40%   2027    July 2004
July 1997      $6 million   6.46%   2027    July 2004
September 1997 $30 million  6.49%   2027    September 2007
-----------------------------------------------------------
TOTAL          $125 MILLION
-----------------------------------------------------------

IN-SUBSTANCE DEFEASANCE

During 1996, the company issued a combination of MTNs and short-term debt to refinance $50 million of the 7 7/8% Series FMBs due September 1, 2016 and $17.325 million of the 9 1/4% Series FMBs due April 15, 2018. The company established an irrevocable trust for the sole purpose of paying the principal and interest on these outstanding FMBs. In accordance with accounting standards effective at that time, the transaction was accounted for as an in-substance defeasance in which the affected debt was extinguished for financial reporting purposes, although not legally retired. On September 1, 1996, the company used proceeds from the trust to legally retire the 7 7/8% Series FMBs. The company is using the remaining proceeds from the trust to pay the interest and principal payments on the outstanding 9 1/4% Series FMBs up to and including the first call date on April 15, 1998, at which time the FMBs will be legally retired. In 1996, the company recorded as a regulatory asset a $2.3 million premium incurred in acquiring Treasury securities for the trust. This regulatory asset is being amortized over future periods as an adjustment to interest expense in accordance with regulatory practice.

MATURITIES AND SINKING FUND REQUIREMENTS

The amount of maturities and sinking fund requirements on long-term debt for the ensuing five-year period at September 30, 1997 is $20.9 million in 1998, $73.8 million in 1999, $2.1 million in 2000 and 2001, and $47.7 million in 2002.

4. COMMON STOCK

Shares of Common Stock outstanding, net of Treasury stock, were 43,699,516, 43,703,476 and 42,931,963 as of September 30, 1997, 1996 and 1995, respectively.

    At September 30, 1997, there were 1,243,980 authorized but unissued shares of Common Stock reserved for the Dividend Reinvestment and Common Stock Purchase Plan, for the Directors' Stock Compensation Plan, for conversion of Convertible Preferred Stock and as an investment alternative in the company's qualified Employee Savings Plans. The company has also reserved 800,000 shares of Common Stock for grants under its Long-Term Incentive Compensation Plan (LTICP), and 420,150 shares remain reserved for potential future LTICP grants at September 30, 1997.

    The company has granted restricted stock to employees both through its LTICP and on a periodic basis to non-LTICP participants, as discussed further below. In addition, the company gave the following stock grants to employees in fiscal year 1996: (1) stock granted to certain employees through the Savings Plan, as described in Note 7 to the Consolidated Financial Statements, and (2) a stock grant of 45,313 shares to eligible employees, at a weighted-average fair value on the grant date of $20.87 per share, for a total expense of approximately $946,000.

    In 1997, the company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), but opted to continue using the expense recognition provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), as permitted under SFAS No. 123. Because the company values shares that it grants as stock-based compensation at fair value (market value) on the grant date in determining compensation expense, net income and earnings per share for fiscal years 1997, 1996 and 1995 are the same under the expense recognition provisions of both APB No. 25 and SFAS No. 123.

    The company's grants of restricted stock, both to LTICP and non-LTICP participants, have restrictions that lapse with the passage of time.

The expense, which the company recognizes ratably over the periods during which the restrictions lapse, amounted to $952,000, $1,498,000, and $497,000 in 1997, 1996 and 1995, respectively. Restricted stock is subject to restrictions on vesting, sale and transferability but entitles the participants to full dividend and voting rights. The company holds certificates for restricted stock during the periods in which the restrictions on vesting are effective. The following table summarizes the grants of restricted stock over the past three fiscal years. Shares granted in 1997 and 1995 were previously held as Treasury stock:

                                                  1997         1996    1995
------------------------------------------------------------------------------
Shares of Restricted Stock Granted                17,850     127,100   17,500
Weighted-Average Fair Value of Stock on
 Grant Date(s)                                    $22.16      $20.08   $18.44


5. INCOME TAXES

The company and its subsidiaries file a consolidated federal income tax return. The company's federal income tax returns for all years through September 30, 1993 have been reviewed and closed or closed without review by the Internal Revenue Service.

    The company is amortizing investment tax credits, which were deferred because of regulatory requirements, as credits to income over the estimated service lives of the related properties.

    The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.
109). Under SFAS No. 109, deferred income taxes are recognized for all temporary differences between the financial statement and tax basis of assets and liabilities at currently enacted income tax rates.

    SFAS No. 109 requires recognition of the additional deferred income tax assets and liabilities for timing differences for which deferred income tax treatment has been prohibited for ratemaking purposes. Regulatory assets or liabilities corresponding to such additional deferred tax assets or liabilities may be recorded to the extent the company believes they will be recoverable from or be payable to customers through the ratemaking process. The company's regulatory assets and liabilities associated with income taxes due from and to customers at September 30, 1997 and 1996, are shown in Note 1 to the Consolidated Financial Statements.

    The Consolidated Statements of Income Taxes on page 37 show the components of income tax expense, a reconciliation between income tax expense computed by using the statutory federal income tax rate and the actual income tax expense recorded, and the components of Accumulated Deferred Income Tax Assets and Liabilities at September 30, 1997 and 1996.

6. GENERAL TAXES

The company is subject to significant taxes that are not related to income. The amount of such general taxes recorded in the financial statements for the last three years is detailed in the following table:

Years Ended September 30,      1997      1996       1995
----------------------------------------------------------
                                       (Millions)

Total Taxes:
 Gross receipts                  $45.5      $43.1      $43.7
 Property                         17.8       16.5       15.4
 Payroll                           8.9        9.3        8.8
 Other                             2.1        1.8        2.8
                                 -----      -----      -----
Total General Taxes              $74.3      $70.7      $70.7
                                 =====      =====      =====

Allocation of Taxes:
 Charged to operating expenses   $71.3      $68.6      $67.8
 Charged to other income
  (loss)--net                      1.0        0.3        0.3
 Charged to construction           2.0        1.8        2.6
                                 -----      -----      -----
Total General Taxes              $74.3      $70.7      $70.7
                                 =====      =====      =====

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

      Net periodic pension cost included the following components:

Years Ended September 30,                           1997       1996       1995
----------------------------------------------------------------------------------
                                                            (Millions)

Service cost--benefits earned during the period       $  7.8     $  8.9       $  7.8
Interest cost on projected benefit obligation           28.7       27.0         27.5
Actual return on plan assets                           (87.7)     (54.5)       (80.7)
Net amortization and deferral                           46.8       17.6         46.9
                                                      ------     ------       ------
Net periodic pension (income) cost                    $ (4.4)    $ (1.0)      $  1.5
                                                      ======     ======       ======
Expected long-term rate of return on plan assets        8.25%      8.25%        8.25%
                                                      ======     ======       ======

      The following table sets forth the funded status of the plans at September 30, 1997 and 1996.

                                                            1997         1996
----------------------------------------------------------------------------------
                                                                (Millions)

Actuarial present value of benefit obligations:
 Vested benefit obligation                                    $(340.0)      $(267.9)
                                                              =======       =======
 Accumulated benefit obligation                               $(363.6)      $(284.6)
                                                              =======       =======
 Projected benefit obligation                                 $(428.2)      $(357.4)
Plan assets at market value                                     591.4         506.1
                                                              -------       -------
Plan assets in excess of projected benefit obligation           163.2         148.7
Unrecognized net gains                                         (185.8)       (164.6)
Unrecognized prior service costs                                 15.8           6.4
Unrecognized net asset at transition                            (10.2)        (12.7)
                                                              -------       -------
Accrued pension costs in the
  consolidated balance sheets                                 $ (17.0)      $ (22.2)
                                                              =======       =======
Discount rate                                                    7.50%         8.00%
                                                              =======       =======
Rate of compensation increase                                    4.50%         5.00%
                                                              =======       =======

WASHINGTON GAS LIGHT COMPANY

OTHER POSTRETIREMENT BENEFITS

The company provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for such benefits if they attain retirement status while working for the company. The company accounts for these benefits under the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The company elected to amortize the accumulated postretirement benefit obligation existing at the October 1, 1993 adoption date of this standard (the transition obligation) of $190.6 million over a twenty-year period.

      Net periodic postretirement benefit cost included the following components:

Years Ended September 30,                             1997        1996        1995
-----------------------------------------------------------------------------------
                                                               (Millions)
Service cost--benefits attributed to service
 during the period                                   $ 4.6       $ 4.9        $ 4.9
Interest cost on accumulated postretirement
 benefit obligation                                   15.0        14.1         14.9
Actual return on plan assets                          (2.9)       (1.8)        (1.0)
Amortization of transition obligation                  9.5         9.5          9.5
Other                                                 (2.0)       (1.7)        (0.3)
                                                     -----       -----        -----
Net periodic postretirement benefit cost              24.2        25.0         28.0
Amount capitalized as construction cost               (4.8)       (4.6)        (5.7)
Amount deferred as a regulatory asset--net            (0.7)       (2.0)        (3.8)
                                                     -----       -----        -----
Amount charged to expense                            $18.7       $18.4        $18.5
                                                     =====       =====        =====

    The following table sets forth the funded status of the trusteed plans at September 30, 1997 and 1996.

                                                                 1997          1996
-------------------------------------------------------------------------------------
                                                                    (Millions)
Accumulated postretirement benefit obligation:
 Retirees                                                     $ (98.9)      $ (95.2)
 Fully eligible active employees                                (15.2)        (18.2)
 Other active employees                                         (84.0)        (79.3)
                                                              -------       -------
 Total accumulated postretirement benefit obligation           (198.1)       (192.7)
Plan assets at fair value--invested primarily in
 short-term debt securities                                      66.4          47.8
                                                              -------       -------
Accumulated postretirement benefit obligation in
 excess of plan assets                                         (131.7)       (144.9)
Unrecognized net gains                                          (42.2)        (36.9)
Unrecognized transition obligation                              152.6         162.1
                                                              -------       -------
Accrued postretirement benefit costs in the
 consolidated balance sheets                                  $ (21.3)      $ (19.7)
                                                              =======       =======
Discount rate                                                    7.50%         8.00%
                                                              =======       =======
Rate of compensation increase                                    4.50%         5.00%
                                                              =======       =======

      The assumed health care cost trend rates for fiscal year 1998 for Medicare eligible and non-Medicare eligible retirees are 6.50% and 8.00%, respectively; these rates are assumed to decrease gradually to 5.00% and 5.25%, respectively, in 2003 and remain at those levels thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. If the health care cost trend rate were increased by 1% in each year, the accumulated postretirement benefit obligation at September 30, 1997 would increase by $25.9 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for fiscal year 1997 would rise by $2.9 million.

      Almost all of the estimated postretirement benefit costs and the transition obligation are applicable to the company's and its subsidiaries' rate-regulated activities. The Public Service Commission of the District of Columbia (PSC of DC) has granted the company recovery through a five-year phase-in for the approximate difference between the cost of these benefits determined under generally accepted accounting principles (GAAP) and the amount previously paid in cash for these benefits. The company is deferring the difference generated during the phase-in period as a regulatory asset. In an order dated September 28, 1995, the State Corporation Commission of Virginia (SCC of VA) granted the company recovery in accordance with a generic order allowing for recovery of costs determined under GAAP in rates, with the exception of allowing recovery of the transition obligation over forty years as opposed to the twenty-year maximum amortization allowed under GAAP. The Public Service Commission of Maryland (PSC of MD) has not rendered a decision to the company that specifically addresses recovery of postretirement benefit costs determined in accordance with GAAP; however, the level of rates the PSC of MD has allowed is sufficient to recover the cost determined under GAAP. The amount of postretirement benefit costs deferred as a regulatory asset at September 30, 1997 is $13.2 million, and the company expects that these costs will be recovered over a twenty-year period that began October 1, 1993.

      All of the regulatory commissions having jurisdiction over the company's rates are requiring the company to fund amounts reflected in rates for postretirement benefits to irrevocable trusts. The expected long-term rate of return on the assets in the trust was 8.25% for 1997 and 1996. To the extent the income in the trusts is taxable, the income tax rate associated with the taxable portion of this return is assumed to be 39.6%.

EMPLOYEE SAVINGS PLANS

The company offers employee savings plans for eligible management (Savings Plan) and union-eligible (Capital Appreciation Plan) employees that are designed to provide employees with an incentive to save and invest regularly. The Savings Plan is a defined contribution plan, allowing salary deferral by participants from 1 percent to 14 percent of their salaries invested among various alternatives. An employer contribution equal to 100 percent of the first 4 percent of the employees' compensation they contribute on a pre-tax basis, or 100 percent of the first 2 percent and 50 percent of the next 2 percent on an after-tax basis, is invested among various alternatives. The Capital Appreciation Plan is a defined contribution plan, allowing salary deferral by participants from 1 percent to 14 percent of their salaries, along with an employer contribution, based on the first 1 or 2 percent of the employees' compensation they contribute on a pre-tax basis, depending upon bargaining unit affiliation. These amounts are invested among various alternatives. The company's contributions to the plans for fiscal years 1997, 1996 and 1995 were $2.2 million, $2.2 million, and $2.3 million, respectively. In fiscal year 1996, the company granted 100 shares of stock to the accounts of certain employees participating in the Savings Plan. The cost per share was $23.558, for a total compensation expense to the company of $1.8 million.

8. FERC ORDER NO. 636 AND TRANSITION COSTS

On November 1, 1993, the Federal Energy Regulatory Commission (FERC) implemented Order No. 636 (Order). The Order removed the merchant function from interstate pipeline companies' operations and required them to provide storage and transportation services to gas shippers such as the company.

      The pipeline companies are incurring certain costs, known as transition costs, in connection with the implementation of the Order. Transition costs that the FERC considers to be prudently incurred can be recovered from customers of the pipelines, such as the company. Through September 30, 1997, the company had paid $46.7 million in such costs to six pipeline companies and currently estimates that additional transition costs to be assigned to the company will not be less than $4.0 million. The company has recorded a liability in the balance sheet at September 30, 1997 in this amount.

      The total level of transition costs that will ultimately be incurred by the company and reflected in the financial statements cannot be estimated at this time. This is because the level is not determinable with available information, the costs have yet to be incurred by the applicable pipeline companies, or the level of costs may be affected by requests pending or to be filed at FERC.

      The company is currently in the process of collecting transition costs paid to the pipeline companies through the gas cost recovery mechanisms of the company's retail rate schedules. At September 30, 1997, the company had recorded a regulatory asset of $4.0 million for amounts yet to be recovered from its customers.

9. ENVIRONMENTAL MATTERS

The company and its subsidiaries are subject to federal, state and local laws and regulations related to environmental matters. These evolving laws and regulations may require expenditures over a long period of time to control environmental impacts.

      Estimates of liabilities for environmental response costs are difficult to determine with precision because of the factors that can affect their ultimate level. These factors include, but are not limited to: (1) the complexity of the site; (2) changes in environmental laws and regulations at the federal, state and local levels; (3) the number of regulatory agencies or other parties involved; (4) new technology that renders previous technology obsolete, or experience with existing technology that proves ineffective; (5) the ultimate selection of technology; (6) the level of remediation required; and (7) variations between the estimated number of years that must be devoted to respond to an environmentally contaminated site as compared to the actual number of years required.

      The company has identified up to ten sites where the company, its subsidiaries, or their predecessors may have operated manufactured gas plants
(MGPs). The company last used any such plant in 1984. In connection with these operations, the company is aware that certain by-products of the gas manufacturing process are present at or near some former sites and may be present at others.

      At one of the former MGP sites, studies show the presence of coal tar under the site and an adjoining property. The company's risk assessment study performed on the site shows that there is no unacceptable risk to human health or the environment. The company has taken steps to control the movement of contaminants into an adjacent river. A water treatment system removes and treats contaminated groundwater at the site. The company has determined that a previously considered alternative to address contamination on the adjoining property through bioremediation is not the preferable course of action, based on the efficacy of the demonstration tests performed to date. The company continues to advance discussions of remediation options with the appropriate governmental agency and the adjacent landowner. The company expects to complete a feasibility study of remedial alternatives in fiscal year 1998, which would include a recommended remedial action plan. After the company submits the results of this study, it expects the governmental agency to issue a decision document outlining the appropriate remediation methodology.

      At a second former MGP site, tests identified tar products under the property, and a risk assessment showed that there was no unacceptable risk to human health or the environment. The company designed and installed a state-approved treatment and recovery system to recover free tar and continues to recover minimal volumes of tar products from pumping. The company will continue to pump tar, monitor the site, and provide annual activity reports to the state's Department of the Environment.

      At a third former MGP site, initial studies show that tar products are present under the property. The company completed and submitted a remedial investigation/feasibility study (RI/FS) to the appropriate state regulatory agency. The company has yet to receive any response from the state regarding its submission, but continues to monitor the site. The company expects to install a recovery system to recover free tar after the state responds to the company's RI/FS.

      At a fourth former MGP site and on an adjacent parcel of land, the company plans to perform an RI/FS in fiscal year 1998, which will include a risk assessment to assist in determining the appropriate remedial action, and submit the results to the applicable state regulatory agency.

WASHINGTON GAS LIGHT COMPANY

      At a fifth former MGP site, a treatment system for contaminated groundwater has been operating for seven years. The company believes, at this time, that no additional action other than water treatment will be necessary.

      Through September 30, 1997, the company had paid $10.0 million for environmental response costs. The company has recorded a liability of $11.0 million on an undiscounted basis at September 30, 1997 related to future environmental response costs. This estimate is primarily composed of the minimum liabilities associated with a range of environmental response costs expected to be incurred at the five sites described above. The company estimates the maximum liability associated with these sites to be approximately $22.3 million at September 30, 1997. The estimates were determined by the company's environmental experts based on experience in remediating MGP sites and advice from legal counsel and environmental consultants. Variations within the range of estimated liability result primarily from differences in the number of years that will be required to perform environmental response processes at each site (5 to 25 years) and the extent of remediation that may be required.

      The company believes, at this time, that no remediation of any of the remaining five sites will be necessary.

      Orders issued by the PSC of MD allow the company to recover the costs associated with the sites applicable to Maryland over periods ranging from five to thirty years. Rate orders issued by the PSC of DC allow the company a three-year recovery of prudently incurred environmental response costs and allow the company to defer additional costs incurred between rate cases. At September 30, 1997, there is no environmental regulatory asset subject to recovery in Virginia. The Public Service Commission of West Virginia has allowed a subsidiary to recover certain environmental response costs.

      At September 30, 1997, the company has recorded a regulatory asset of $10.2 million for the portion of environmental response costs it believes are recoverable in rates. Based on existing knowledge, the company does not expect that the ultimate impact of these matters will have a materially adverse effect on its financial condition or results of operations.

10. ORGANIZATIONAL REDESIGN

In 1996, in response to changing requirements and greater competition in the markets in which it operates, the company announced and began implementing a corporate reorganization. The reorganization moved the company away from a traditional, functional structure and towards a more customer-focused organization designed to encourage innovation, initiative and teamwork. The new structure flattened the corporate hierarchy and resulted in fewer supervisory positions.

      In the course of the reorganization, the company incurred various expenses, including professional consulting fees and costs associated with a voluntary separation pay program for certain eligible supervisory employees. In 1996, the company recorded non-recurring operation expenses of $13.4 million related to the reorganization, that were paid in fiscal years 1996 and 1997.

11. COMMITMENTS AND CONTINGENCIES

TRANSFERS AND SERVICING OF FINANCIAL ASSETS

The company has extended credit to certain residential and small commercial customers to purchase gas appliances and equipment and energy conservation products. The company transfers with recourse certain of these non-utility accounts receivable to commercial banks. Effective for transfers after December 31, 1996, the company accounts for these transfers in accordance with Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (SFAS No. 125), which supersedes Statement of Financial Accounting Standards No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse" (SFAS No. 77).

      The company's transfers of receivables with recourse totaled $33.0 million and $30.5 million in 1997 and 1996, respectively. The transfers after December 31, 1996 were recognized as a sale in accordance with SFAS No. 125 and in accordance with SFAS No. 77 for prior sales. Under the sales agreements with the banks, the company acts as an agent for the banks and services the receivables. At September 30, 1997, the company had a $0.8 million receivable representing the present value of estimated future net cash flows related to these sales. The company has also recognized a liability related to its estimated recourse obligation for sales of receivables in 1997.

      Receivables transferred with recourse are considered financial instruments with off-balance sheet risk. At September 30, 1997, the company's exposure to credit loss in the event of non-performance by customers is represented by the $59.0 million balance of transferred receivables that remain outstanding, less the previously mentioned liability for the recourse obligation of $0.5 million (for transfers after December 31, 1996) and a provision for uncollectible accounts of $2.3 million (for transfers prior to January 1, 1997).

NATURAL GAS CONTRACTS

The company has 13 long-term natural gas purchase contracts with producers or marketers to purchase natural gas at market-sensitive prices. These contracts provide for commodity charges based upon an ascertain-able index and either fixed reservation charges based on contracted minimum volumes or premiums built into volumetric charges. The contracts also provide for the company to pay monthly and/or annual deficiency charges if actual volumes fall below minimum levels. These gas purchase contracts have expiration dates ranging from fiscal years 1998 to 2004. At September 30, 1997, the company is required to make total fixed payments under these natural gas purchase contracts in the amount of approximately $33.2 million, including annual payments of $7.4 million in 1998, $6.9 million in 1999, $6.5 million in 2000, $5.4 million in 2001, and $3.9 million in 2002.

      The company also has pipeline service agreements with four pipelines that serve the company directly and four upstream pipelines that provide for firm transportation and storage services. These agreements, which have expiration dates ranging from fiscal years 1998 to 2015, provide for the company to pay fixed monthly charges. The aggregate amount of required payments under the pipeline service agreements totals approximately $874 million at September 30, 1997, including required annual payments of $106 million in 1998, $105 million in 1999, $104 million in 2000, $95 million in 2001 and $83 million in 2002.

      The company recovers the costs incurred under these natural gas purchase contracts as part of the cost of gas through the gas cost recovery mechanisms included in the company's retail rate schedules in each jurisdiction in which the company operates.

VIRGINIA REGULATORY MATTERS

In those years when the company does not request a modification of its basic rates in a prior twelve-month period, the company is required to make a filing with the SCC of VA that allows the staff of the commission to make a recommendation to the SCC of VA on the reasonableness of the company's rates on a prospective basis. Such a filing was made by the company in March 1997 on the basis of its results of operations for the twelve months ended December 31, 1996. In August 1997, the staff of the commission filed a report with the SCC of VA after having reviewed the company's most recent filing. Although the staff report concluded that the company earned in excess of the allowed range of the granted return on equity for the twelve months ended December 31, 1996, it did not recommend that rates be adjusted on a prospective basis. However, the staff did conclude that the company's earnings level in calendar year 1996 had effectively allowed it to recover certain regulatory assets associated with losses on reacquired debt that were recorded on the company's books at December 31, 1996 and thus recommended that these regulatory assets be written off. The write-off proposed by the staff amounts to $3.3 million ($2.1 million after income taxes).

      The company has taken exception to the staff's report and both the company and staff have participated in a hearing in which the positions of both parties were presented before a Hearing Examiner. The company believes that the staff's recommendation was not made in accordance with the procedures that have been established by the commission and that it violates the prohibition against retroactive ratemaking. A decision of the Hearing Examiner is not expected before the end of the second quarter of fiscal year 1998.

      The company continues to believe that the regulatory assets recorded on its books applicable to operations in Virginia are probable of recovery. However, if the staff of the SCC of VA prevails in requiring the company to write off the Virginia portion of the regulatory asset related to losses on reacquired debt, the company believes it is likely that it will have to write off an additional $11.1 million of other regulatory assets associated with Virginia operations that was recorded at September 30, 1997.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair value of the company's financial instruments at September 30, 1997 and 1996. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

      Financial instruments included in current assets are cash and cash equivalents, net accounts receivable, accrued utility revenues and other miscellaneous receivables. Financial instruments included in current liabilities are total current liabilities from the Consolidated Balance Sheets excluding capital lease obligations and accrued vacation costs. The carrying amount of the financial instruments included in current assets and current liabilities approximates fair value because of the short maturity of these instruments. The fair value of long-term debt was estimated based on the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the company's credit quality and the present value of future cash flows.

FAIR VALUE OF FINANCIAL INSTRUMENTS

                                        1997                         1996
----------------------------------------------------------------------------------
                                 Carrying     Fair           Carrying     Fair
                                  Amount      Value           Amount      Value
----------------------------------------------------------------------------------
                                                   (Millions)

Current assets                      $ 94.4      $ 94.4          $ 89.6     $ 89.6
Current liabilities                  240.0       240.0           262.3      262.3
Long-term debt                       431.6       437.1           353.9      353.1

WASHINGTON GAS LIGHT COMPANY

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The presentation of financial data that accurately and fairly reflects the results of operations and financial position of the company is one of management's stewardship obligations to its shareholders. Management has prepared the accompanying financial statements in accordance with generally accepted accounting principles, including the estimates and judgments made by management which are necessary to prepare the statements in accordance with such principles. To assure the integrity of the underlying financial records supporting the financial statements, management maintains a system of internal accounting controls sufficient to provide reasonable assurances at reasonable costs that assets are properly safeguarded and accounted for and are utilized only in accordance with management's authorization.

      The system of internal accounting controls is augmented by the company's internal audit department, which has unrestricted access to all levels of company management. In addition, the internal auditor meets periodically with the Audit Review Committee of the Board of Directors to discuss, among other things, the company's system of internal accounting controls and the adequacy of the internal audit program. The report of the Audit Review Committee appears below.

      As discussed in its report, the Audit Review Committee also meets periodically with Arthur Andersen LLP, the company's independent public accountants, with and without management, to discuss the results of Arthur Andersen LLP's audit of the company's financial statements. The report of Arthur Andersen LLP appears below.

/s/ PATRICK J. MAHER

Patrick J. Maher, Chairman of the Board and Chief Executive Officer

/s/ FREDERIC M. KLINE

Frederic M. Kline, Vice President and Treasurer


REPORT OF THE AUDIT REVIEW COMMITTEE

The Audit Review Committee of the Board of Directors of Washington Gas Light Company is comprised of five directors who are not employees of the company:
Orlando W. Darden (Chairman), Fred J. Brinkman, Daniel J. Callahan, III, Karen Hastie Williams and Stephen G. Yeonas. The committee held five meetings during fiscal year 1997.

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

/s/ ORLANDO W. DARDEN

Orlando W. Darden, Chairman, Audit Review Committee


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Washington Gas Light Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Washington Gas Light Company (a District of Columbia and Virginia corporation) and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, cash flows, common shareholders' equity and income taxes for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Washington Gas Light Company and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP

Washington, D.C.,
October 27, 1997.

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

QUARTERLY FINANCIAL INFORMATION

In the opinion of the company, the quarterly financial information shown below includes all adjustments necessary for a fair presentation of such periods. Due to the seasonal nature of the company's business, there are substantial variations in operations reported on a quarterly basis.

                                                                                   Quarter Ended
                                                         Dec. 31           March 31             June 30            Sept. 30
------------------------------------------------------------------------------------------------------------------------------
                                                                       (Thousands, Except Per Share Data)

FISCAL YEAR 1997
Operating revenues                                       $344,958           $431,465            $171,942            $107,389
Operating income (loss)                                    46,056             66,961               7,018              (4,760)
Net income (loss)                                          37,424             59,144                (365)            (14,184)
Earnings (loss) per average share of common stock            0.85               1.35               (0.02)              (0.33)

FISCAL YEAR 1996
Operating revenues                                       $274,326           $431,826            $157,760            $105,866
Operating income (loss)                                    47,021             75,458               1,587             (11,003)
Net income (loss)                                          38,340             66,909              (5,421)            (18,237)
Earnings (loss) per average share of common stock(a)         0.88               1.54               (0.13)              (0.43)

(a) The sum of these amounts does not equal the annual amount because the quarterly calculations are based on varying numbers of common shares outstanding.

COMMON STOCK PRICE RANGE AND DIVIDENDS PAID

                                                                         Dividends Paid            Dividend
                          High                     Low                      Per Share            Payment Date
-----------------------------------------------------------------------------------------------------------------
FISCAL YEAR 1997
Fourth quarter             $26 1/2                $23 15/16                    $0.295                   8/1/97
Third quarter               25 5/8                 20 7/8                       0.295                   5/1/97
Second quarter              23 1/2                 21 5/8                       0.285                   2/1/97
First quarter               25                     21 1/8                       0.285                  11/1/96

FISCAL YEAR 1996
Fourth quarter             $22 7/8                $20 3/8                      $0.285                   8/1/96
Third quarter               22                     19 1/8                       0.285                   5/1/96
Second quarter              22 1/2                 20 1/2                       0.280                   2/1/96
First quarter               22 3/8                 18 1/2                       0.280                  11/1/95

The common stock of the company is listed for trading on the New York Stock Exchange and on the Philadelphia Stock Exchange, and is shown as WashGasLt or WashGs in newspapers. At September 30, 1997, the company had 24,581 common shareholders.