Form 10-K405, Exhibit 13
period 1998-09-30
WASHINGTON GAS LIGHT CO
filed 1998-12-18
CIK 104819

                         Washington Gas Light Company
                           SELECTED FINANCIAL DATA


                                                        1998             1997            1996             1995          1994
----------------------------------------------------------------------------------------------------------------------------------
                                                                   (Dollars in Thousands, Except Per Share Data)
Operating revenues                                      $1,040,618       $1,055,754    $  969,778     $  828,748     $  914,863
Cost of gas                                                575,786          572,925       469,925        390,041        462,195
                                                        ----------       ----------    ----------     ----------     ----------

Net revenues                                            $  464,832       $  482,829    $  499,853     $  438,707     $  452,668
                                                        ----------       ----------    ----------     ----------     ----------
Net income                                              $   68,629       $   82,019    $   81,591     $   62,909     $   60,459
Dividends on preferred stock                                 1,331            1,331         1,332          1,333          1,335
                                                        ----------       ----------    ----------     ----------     ----------
Net income applicable to common stock                   $   67,298       $   80,688    $   80,259     $   61,576     $   59,124
                                                        ----------       ----------    ----------     ----------     ----------
Earnings per average common share--basic                $     1.54       $     1.85    $     1.85     $     1.45     $     1.41
                                                        ----------       ----------    ----------     ----------     ----------
Earnings per average common share--diluted              $     1.54       $     1.85    $     1.85     $     1.45     $     1.41
                                                        ----------       ----------    ----------     ----------     ----------
Total assets at year-end                                $1,682,433       $1,552,032    $1,464,601     $1,360,138     $1,332,954
                                                        ----------       ----------    ----------     ----------     ----------
Property, plant and equipment--net                      $1,319,501       $1,217,137    $1,130,574     $1,056,058     $  995,021
                                                        ----------       ----------    ----------     ----------     ----------
Capital expenditures                                    $  158,874       $  139,871    $  124,414     $  112,715     $  119,796
                                                        ----------       ----------    ----------     ----------     ----------
Long-term obligations at year-end                       $  428,929       $  432,368    $  353,893     $  329,051     $  342,308
                                                        ----------       ----------    ----------     ----------     ----------

COMMON STOCK DATA
  Annualized dividends per share                        $     1.20       $     1.18    $     1.14     $     1.12     $     1.11
  Dividends declared per share                          $   1.1950       $   1.1700    $   1.1350     $   1.1175     $   1.1050
  Book value per share                                  $    13.86       $    13.48    $    12.79     $    11.95     $    11.51
  Return on average common equity                             11.2%            14.1%         15.0%          12.3%          12.5%
  Yield on book value                                          8.6%             8.7%          8.9%           9.4%           9.6%
  Payout ratio                                                77.6%            63.2%         61.4%          77.1%          78.4%
  Common shares outstanding--year-end (thousands)           43,839           43,700        43,703         42,932         42,187

CAPITALIZATION AT YEAR-END
  Common shareholders' equity                           $  607,755       $  589,035    $  558,809     $  513,044     $  485,504
  Preferred stock                                           28,424           28,430        28,440         28,471         28,498
  Long-term debt                                           428,641          431,575       353,893        329,051        342,270
                                                        ----------       ----------    ----------     ----------     ----------
    Total                                               $1,064,820       $1,049,040    $  941,142     $  870,566     $  856,272
                                                        ----------       ----------    ----------     ----------     ----------

GAS SALES & DELIVERIES (thousands of therms)
  Gas sold and delivered
     Residential                                           615,786          665,452       739,603        596,499        672,958
    Commercial and industrial--
      Firm                                                 345,809          426,831       473,645        403,177        443,246
      Interruptible                                         73,554          147,375       182,730        247,600        236,068
    Electric generation                                         --               51         1,808        112,523         86,183
                                                        ----------       ----------    ----------     ----------     ----------
                                                         1,035,149        1,239,709     1,397,786      1,359,799      1,438,455
                                                        ----------       ----------    ----------     ----------     ----------

  Gas delivered for others
    Firm                                                   110,542           27,574         3,772             --             --
    Interruptible                                          243,166          185,487        84,788         61,467         26,147
    Electric generation                                     93,721           94,022        57,689         18,538             --
                                                        ----------       ----------    ----------     ----------     ----------
                                                           447,429          307,083       146,249         80,005         26,147
                                                        ----------       ----------    ----------     ----------     ----------
      Total                                              1,482,578        1,546,792     1,544,035      1,439,804      1,464,602
                                                        ----------       ----------    ----------     ----------     ----------

OTHER STATISTICS
  Customer meters                                          819,719          798,739       772,281        750,849        725,960
  Degree days                                                3,662            3,876         4,570          3,660          4,311
  Percent colder (warmer) than normal                         (5.1)%            0.5%         18.6%          (5.2)%         11.8%

                          Washington Gas Light Company

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

   As required by such Act, the company hereby identifies the following important factors, which are not intended to cover all events, that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by the company in forward-looking statements: (1) risks and uncertainties impacting the company as a whole primarily related to changes in general economic conditions in the United States; (2) changes in laws and regulations to which the company is subject, including tax, environmental and employment laws and regulations; (3) the effect of fluctuations in weather from normal levels; (4) variations in prices of natural gas and competing energy sources; (5) the company's ability to develop new markets and product and service offerings as well as to maintain existing markets and the expenditures required to develop and provide such products and services; (6) conditions of the capital markets utilized by the company to access capital to finance operations and capital expenditures; (7) improvements in products or services offered by competitors; (8) the cost and effects of legal and administrative claims and proceedings against the company or which may be brought against the company; and (9) estimates of future costs or the effect on future operations as a result of events that could result from the Year 2000 issue described further herein.

COMPETITION

COMPETITION WITH OTHER FUELS

In its core utility business, the company faces competition based on its customers' preferences for its product, natural gas, compared to other energy products and also in relation to the price of those products. Currently, the most significant product-side competition is between natural gas and electricity in the residential market. This portion of the company's business currently contributes a substantial amount of the company's net income. The company continues to derive the majority share of the new residential construction market in its service territory and believes customer preference for natural gas allows it to maintain its strong presence.

   Currently, the company generally maintains a price advantage over electricity in the jurisdictions it serves. However, as discussed further below, restructuring in both the natural gas and electric industries is leading to changes in traditional pricing models. As electric utilities restructure their services, certain functions of their business are expected to move toward market-based pricing, with third-party providers of electricity participating in retail markets. Electric restructuring is likely to result in lower comparative costs for electric service and increased competition for the company.

   In the interruptible market, where customers must be capable of using a fuel other than natural gas when demand by the company's firm customers peaks, fuel oil is the most significant competing energy alternative. The company's success in this market is dependent largely on changes in gas prices versus oil prices. The price of natural gas, which is developed primarily from domestic sources, is influenced greatly by the relationship between supply and demand. However, the price of oil, much of which comes from foreign sources, is impacted greatly by political events.

NATURAL GAS INDUSTRY RESTRUCTURING AND COMPANY STRATEGY

The natural gas industry, which has traditionally included producers, interstate pipelines and local distribution companies (LDCs) such as the company, has a long history and has undergone many changes since its inception. Those changes have been the most significant over the past 10 years. The driving forces behind the changes are customers' and regulators' desires to promote competition in situations where it is economically beneficial to consumers.

   The restructuring of the natural gas industry generally began at the producer level with the passage of the Natural Gas Policy Act in 1978, which brought about a gradual decontrol of the wellhead price of natural gas and allowed for market-based prices. In the pipeline segment of the industry, Federal Energy Regulatory Commission (FERC) Order No. 636 separated the merchant function of selling natural gas from the interstate transportation and storage services of the pipeline companies in order to increase competition. As a result of FERC Order No. 636, pipeline companies are now responsible for providing gas storage and transportation services, and LDCs have taken on the responsibility and risk of separately obtaining storage and transportation capacity from pipelines and procuring competitive natural gas supplies from producers and marketers. Transmission and storage rates charged by pipelines are still regulated by FERC, but negotiated, market-based rates are beginning to appear.

   Traditionally, as a natural gas utility, the company has provided a "bundled" service to customers, including two primary functions: (1) the merchant function; and (2) the core utility, or delivery function. As the industry has changed, the company has changed its view of these functions. The following discussion describes the merchant and core utility functions as they exist today, and how the company expects them to change over time. In addition, the company's current plans for energy-related activities are discussed below.

The Merchant Function

Historically, the company has purchased natural gas for its customers from producers, and has contracted with interstate pipeline companies to have the natural gas delivered to the entrance point of its distribution system. Subject to regulatory prudence reviews, the company has passed on the costs paid to the producers and the interstate pipelines directly to its customers, generally without the company having any opportunity for profit or any risk of loss.

                         Washington Gas Light Company


   The merchant function is the industry segment currently experiencing the greatest change. Customers in many states are being offered the opportunity to purchase their natural gas from unregulated marketers as well as from their regulated local distribution company. As discussed further below, in the company's major jurisdictions, state regulatory and company initiatives have culminated in customer choice programs covering nearly all customer classes. Under these programs, unregulated gas marketers compete for natural gas sales to customers and have the opportunity to make a profit or incur a loss from them. One of the company's subsidiaries, Washington Gas Energy Services, Inc.
(WGES), is an unregulated gas marketer. The separating or unbundling of the merchant function from the core utility or delivery function allows unregulated marketers and unregulated marketing subsidiaries of other utility companies to gain access to the company's customers. In addition, price competition among the company and gas marketers for the sale of the natural gas commodity has become more prevalent. It is expected that natural gas prices charged to customers will tend to decline as a result of this competition.

   Ultimately, the company expects regulated LDCs to play a much smaller role in the merchant function. The company may ultimately exit the merchant function as more customers buy natural gas from unregulated marketers. During this transition period, the company will continue to have certain obligations under long-term contracts to purchase both natural gas from producers and transportation capacity from interstate pipeline companies. Accordingly, the company's strategy will focus on recovering contractual costs and maximizing the value of contractual assets. The company currently plans to avoid some activities that are often considered part of the merchant function, such as commodity trading, exploring for and producing natural gas, operating interstate natural gas pipelines, or expanding storage facilities beyond current capacity.

The Core Utility or Delivery Function

Through the construction of its distribution system, the company has committed over 90% of its assets to the delivery of natural gas to customers. The core utility function currently includes the infrastructure needed to provide such customer services as reading meters, preparing bills and answering telephone inquiries. Historically, the company's local regulatory commissions have allowed it to earn a fair rate of return on the capital invested in its distribution system and to recover expenses such as customer service and maintenance costs, taxes and depreciation.

   The high cost of constructing a duplicate distribution system is a strong barrier to potential competitors for the delivery function. Thus, the company does not expect direct competition from another natural gas distributor. In addition, the company believes that bypass of its facilities by other potential providers of delivery service is unlikely to be a significant threat, primarily because of the nature of the customer base and the location of customers in relation to the interstate pipelines. The company expects that the local regulatory commissions will continue to function as surrogates for competition, determining the prices the company charges its customers and the terms and conditions of service for the delivery function. Because of continuing regulation, the company does not expect the risk profile of the delivery function to change, nor does it expect the profitability of the delivery function to decline as a result of customers purchasing natural gas from unregulated marketers. The company plans to continue to construct, operate and maintain its natural gas distribution system, increase the efficiency of its operations, add customers profitably and compete against other fuels such as electricity and oil.

   Although the company currently provides customer services as part of its core utility function, these services can potentially be offered economically by competitors. The company is continuing to reduce the cost of performing these functions, with a goal of moving that cost to a market level. Once at market, the company may or may not continue its role as the provider of customer services or may offer these services at the wholesale level, depending on its competitive position, customer demand and regulatory policy preferences. Certain activities that could be offered as separate services include billing, meter reading and other services on customers' premises. As customer bills begin to display costs separately for each service component, customers will become more familiar with these costs, enabling them to compare prices offered by competitors in the future. Currently, the company's customer bills display natural gas commodity costs and charges for certain appliance service functions separate from the delivery service charge.

Energy-Related Activities

The company believes that success in future energy markets will not be driven by profits from one product or service, but instead will hinge on a company's ability to provide a package encompassing multiple products and services that consumers value at competitive prices. As such, the company and its subsidiaries currently provide certain energy-related services to consumers, including the following:

   1. Selling natural gas in competition with unregulated marketers and unregulated marketing subsidiaries of other utility companies;

   2. Providing commercial energy services by designing and renovating mechanical heating, ventilating and air conditioning systems; and

   3. Financing gas appliances and certain other equipment for residential and small commercial customers.

   At the present time, the company's energy-related activities are not significant to its results of operations. The company intends to continue competing in the energy-related markets listed above, and potentially to enter into others.

UNBUNDLING IN THE COMPANY'S MAJOR JURISDICTIONS

Natural Gas

The company has actively promoted competition for the sale of natural gas, as it believes that competition supports greater choice in energy suppliers and, therefore, increased customer satisfaction with natural gas. The company's goal is to provide customers with the products, services and conveniences they want and, in addition, to gain new opportunities to profit from the sale of natural gas through its gas-marketing subsidiary, WGES. The company made progress towards this goal during fiscal year 1998 by advancing its unbundling initiatives in each of its major jurisdictions. The table on page 25 shows the status of the unbundling programs in the company's major jurisdictions as of September 30, 1998.

                          Washington Gas Light Company


STATUS OF NATURAL GAS UNBUNDLING
IN THE COMPANY'S MAJOR JURISDICTIONS
As of September 30, 1998

                                                                                   Approximate Number         Percentage of Eligible
Jurisdiction            Customer Class                        Effective Date      of Customers Eligible      Customers Participating
------------------------------------------------------------------------------------------------------------------------------------
Maryland                Residential                               9/1/98                 100,000                       26%
                        Commercial                                6/1/98                  23,820                       35%
                        Interruptible (40,000+ Therms)             5/87                      290                      100%

Virginia                Residential                               1/1/99                  30,000                       --
                        Commercial                                1/1/99                   2,000                       --
                        Interruptible (60,000+ Therms)             6/88                      220                       93%

District of Columbia    Residential                               1/1/99                  13,000                       --
                        Commercial (Small)                   Pending approval                 --                       --
                        Commercial (Large)                        4/1/98                     250                       22%
                        Interruptible (60,000+ Therms)       Pending approval                 --                       --
                        Interruptible (250,000+ Therms)            1/88                       50                       89%

   Unbundling initiatives in Maryland continue to set the pace in the region. The company's Customer Choice pilot program for Maryland residential customers is in its third year and has expanded rapidly in the past year. During fiscal year 1998, the company received permission to increase the number of eligible participants from 25,000 to 100,000 (approximately 34% of the company's Maryland residential customers).

   In Virginia, fiscal year 1998 saw important progress towards unbundling. All of the company's interruptible customers in Virginia may choose their supplier of the natural gas commodity. Also during 1998, the State Corporation Commission of Virginia (SCC of VA) approved the company's request to begin a two-year pilot program for firm commercial and residential customers, allowing eligible customers to choose their natural gas suppliers. In the first year of the program, up to 10% of the company's firm customers in Virginia will be eligible to participate in the program, increasing to 20% in the second year.

   In the District of Columbia, effective April 1, 1998, large firm commercial customers (those with at least 60,000 in annual natural gas therm deliveries) became eligible to purchase gas from third-party suppliers. Additionally, in fiscal year 1998, the Public Service Commission of the District of Columbia (PSC of DC) approved the company's request to offer a pilot customer choice program to residential customers, beginning January 1, 1999.

Electricity

The electric industry still lags behind the natural gas industry in its progress toward restructuring and deregulation, but the pace of change has accelerated at both the local and national levels. Restructuring in the electric industry will likely result in the division of integrated electric utilities into their component parts of generation, transmission and local distribution. The company expects that, similar to the gas industry, the transmission and distribution of electricity will remain regulated, while the generating function, much like the merchant function in the natural gas industry, will move to a competitive environment with market-based pricing.

   Direct customer access to electricity providers at the retail level was implemented in several states in early 1998 and has been studied in virtually all states. Regulatory changes at the state level should increase competition among electricity providers and in relation to competing fuels, such as natural gas. Over time, this competition should tend to reduce prices to consumers.

   All of the company's major jurisdictions have investigated, or are in the process of investigating, the advisability of mandating retail electric unbundling. The company supports moving to an unbundled electric market and has actively participated in proceedings in its jurisdictions. The Public Service Commission of Maryland (PSC of MD) issued an order that adopted a phased implementation of retail electric unbundling over a three-year period, commencing in 2000. The PSC of MD also directed the investor-owned electric companies in Maryland to fully unbundle their rates prior to the deregulation of generation. These actions are consistent with testimony submitted by the company to the PSC of MD.

   In the District of Columbia, the PSC of DC is conducting a review of electric industry restructuring. The company has actively participated in the matter to date, submitting comments which call for the unbundling of electric services and permit competition in providing electricity to consumers.

   The Virginia legislature passed a statute that calls for the provision of customer choice of electricity supplier beginning in 2004. Pilot programs are likely to be implemented in the interim. Indeed, two Virginia electric companies submitted pilot program filings in 1998.

                         Washington Gas Light Company



   As local regulatory commissions move forward on electric deregulation, the company is planning to take advantage of resulting new opportunities. Although local opportunities are developing more slowly than originally anticipated, WGES holds a power marketing certificate from the FERC and plans to sell electricity.

INDUSTRY CONSOLIDATION AND CORPORATE STRUCTURE

The energy industry, much like other industries that are becoming increasingly deregulated and more competitive, has seen a number of consolidations, combinations, disaggregations and other strategic alliances and restructurings. This is being driven, in part, as energy companies seek to offer a broader range of energy services to compete more effectively in attracting and retaining customers. For example, affiliations with other operating utilities could potentially result in economies and synergies, and could provide a means to offer customers a more complete range of energy services. Consolidation will present combining entities with the challenges of remaining focused on the customer and integrating different organizations. Others in the energy industry are discontinuing operations in certain portions of the energy industry or divesting portions of their business and facilities.

   The company, from time to time, performs studies, and in some cases holds discussions regarding utility and energy-related investments and transactions with other companies. The ultimate impact on the company of any such investments and transactions that may occur cannot be determined at this time. The company is also studying the possibility of changing its corporate structure to clarify the separation of regulated from unregulated operations, if appropriate for business and regulatory reasons. One structural option the company is considering is the formation of a parent holding company like that of many other utilities.

ACCOUNTING FOR REGULATED ACTIVITIES

As the industry continues to address changes that have the effect of increasing the level of competition the company faces, the cost-of-service regulation the company uses to ensure it is adequately compensated for the costs it incurs providing its regulated services will continue to evolve. Non-traditional ratemaking initiatives and market-based pricing of products and services could have additional financial implications for the company. The company records the results of its regulated activities in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In certain circumstances, SFAS No. 71 allows entities whose rates are determined by third-party regulators to defer costs as "regulatory" assets in the balance sheet to the extent that they are expected to be recovered in future rates. However, as competition increases and the company becomes more impacted by deregulation and its attendant effects, the company may not be able to continue to apply SFAS No. 71 to all or parts of its business. If this were to occur, the company would be required to apply accounting standards utilized by unregulated enterprises. This would require the charging to expense costs previously deferred as regulatory assets in the Consolidated Balance Sheets at the time the company determined the provisions of SFAS No. 71 no longer apply. The composition of regulatory assets is shown in Note 1 to the Consolidated Financial Statements. While the company believes the provisions of SFAS No. 71 continue to apply to its regulated operations, the changing nature of its business requires it to continually assess the impact of those changes on its accounting policies.

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

   While considering the continuing trend toward unbundling the sale of the gas commodity from the delivery of the commodity to the customer, the company must ensure that it enters into flexible contracts for supply and capacity levels that will allow it to remain competitive. The company has adopted a diversified portfolio approach designed to satisfy the supply and deliverability requirements of its customers. The company maintains numerous sources of supply, dependable transportation and storage arrangements and its own substantial storage and peaking capabilities to meet the demands of its customers.

   The company has 12 long-term gas supply contracts with various producers or marketers that expire between fiscal years 1999 and 2004. Under these contracts, the company can purchase up to 100 million dekatherms of natural gas per year. The company acquires the balance of its supplies at market prices under shorter term contracts.

   To meet its anticipated annual supply requirements, the company expects to utilize firm city-gate (volumes of gas delivered to the entry point of the company's distribution system) supply arrangements, firm transportation and storage retained by the company, off-system peaking resources under contract, and company-owned peak shaving facilities. At September 30, 1998, the company had contracts for firm storage and transportation with four pipeline suppliers that are directly connected to the company's distribution system, as well as four upstream pipelines. The company has entered into contracts with unregulated marketers to use the company's firm storage and transportation rights to meet the company's city-gate delivery needs and to make off-system sales when

                         Washington Gas Light Company

such storage and transportation rights are underutilized. Most of the company's storage and transportation rights are assigned to these marketers; the company uses several marketers so as to diversify risks. The company continues to pay the fixed charges associated with the firm storage and transportation contracts released to the unregulated marketers. Current pipeline storage and transportation contracts have termination dates ranging from fiscal years 1999 to 2016.

   The company includes the cost of natural gas and pipeline services in purchased gas costs and recovers these costs in the rates charged to customers, subject to regulatory review. The company's jurisdictional tariffs contain gas cost mechanisms that provide for the recovery of the actual invoice cost of gas applicable to firm customers. The company believes it prudently entered into its gas contracts and that the costs being incurred should be recoverable from customers. If the current gas cost recovery mechanisms are removed in the future as part of unbundling or other initiatives, the company could be impacted to the extent its gas costs are not competitive and there are no other satisfactory regulatory mechanisms available to recover any costs that would exceed market prices. The company continues to seek opportunities to restructure existing contracts to maximize the competitiveness of its gas supply portfolio. See Note 10 to the Consolidated Financial Statements for a further discussion of the commitments under the contracts previously described.

   The company continues to pay to the pipelines transition costs associated with the implementation of FERC Order No. 636. This matter is discussed in Note 10 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

EARNINGS

1998 vs. 1997

Net income applicable to common stock for 1998 was $67.3 million, or $13.4 million lower than the results for the same period last year. Basic and diluted earnings per average common share were $1.54, or $0.31 per average common share lower than in fiscal year 1997. Average common shares outstanding declined slightly from 1997, primarily due to reduced shares from the company's repurchase of 88,700 common shares during the first quarter of fiscal year 1998, partially offset by new shares issued through the company's Dividend Reinvestment and Common Stock Purchase Plan (DRP) and Employee Savings Plans. The company earned 11.2% on average common equity in 1998 compared to 14.1% in 1997. The following factors contributed to the change in earnings:

                    NET INCOME APPLICABLE TO COMMON STOCK
                                  (MILLIONS)

                  ** this graph presented the Company's Net
                      Income Applicable to Common Stock
                                for 1993-1998

Year     Millions of Dollars

1993       53.7
1994       59.1
1995       61.6
1996       80.3
1997       80.7
1998       67.3

             BASIC AND DILUTED EARNINGS PER AVERAGE COMMON SHARE
           ** this graph presented the Company's Basic and Diluted
                      Earnings Per Average Common share
                                for 1993-1998

Year     Dollars
1993       1.31
1994       1.41
1995       1.45
1996       1.85
1997       1.85
1998       1.54

   Lower Net Revenues. The primary reason for the decline in earnings this year was 5.5% warmer weather than last year, which caused lower firm therm deliveries and associated net revenues. A 2.6% increase in the number of customer meters reduced the effects of the warmer weather experienced during this heating season.

   Increased Operation & Maintenance Expenses. Operation and maintenance expenses in the current year increased primarily because of: (1) $8.6 million in additional costs associated with the company's technology initiatives, including the Year 2000 program; and (2) a $1.6 million non-recurring charge to write-off certain regulatory assets. Lower labor costs in the current year because of greater operating efficiencies and the impact of fewer employees served to partially offset these increased costs.

   Increased Other Income (Loss)-Net. $3.2 million in after-tax gains recorded from sales of the company's retail propane assets and investments in certain venture capital funds were the primary reasons for the increase in other income
(loss)-net.

   Increased Depreciation and Interest Expense. Investments in new facilities to meet customer growth and replace existing capacity, which the company partially financed with long-term debt, caused increases in depreciation and interest expense.

1997 vs. 1996

Net income applicable to common stock for 1997 was $80.7 million, reflecting a slight increase over 1996. Basic and diluted earnings per average common share were $1.85, or the same as for 1996. Average common shares outstanding increased by less than 1.0% over 1996. The company earned 14.1% on average common equity in 1997 compared to 15.0% in 1996. The following factors contributed to the change in earnings:

   Lower Net Revenues. Weather during 1997 was 15.2% warmer than the prior year. The warmer weather reduced the total amount of firm therm deliveries in 1997 and, as a result, lowered net revenues, despite a 3.4% increase in customer meters.

   Lower Operation & Maintenance Expenses. Operation expenses declined by more than the drop in net revenues, primarily reflecting the absence in 1997 of non-recurring costs recorded in 1996 associated with the company's redesign of its organization and improved operating efficiencies in 1997.

                         Washington Gas Light Company




   Increased Other Income (Loss)-Net. Higher other income (loss)-net included $1.25 million of earnings generated from the company's energy-related businesses, an increase of $0.9 million from 1996.

NET REVENUES

Net revenues decreased by $18.0 million, or 3.7%, in 1998 and decreased by $17.0 million, or 3.4%, in 1997. The following table provides factors contributing to the changes in net revenues between years.

COMPOSITION OF THE CHANGES IN NET REVENUES

                                              Increase/(Decrease)
                                                From Prior Year
(Millions)                                      1998       1997
------------------------------------------------------------------
Gas Delivered to Firm Customers:
  Volumes                                      $(15.7)    $(25.8)
  Rate Increases                                  1.0        0.2
Gas Delivered to Interruptible Customers         (1.8)       2.9
Gross Receipts Taxes                             (4.0)       0.2
Other                                             2.5        5.5
                                               ------     ------
                                               $(18.0)    $(17.0)
                                               ======     ======

1998 vs. 1997

Gas Delivered to Firm Customers. The level of gas delivered to firm customers is highly sensitive to the variability of weather since such a large portion of the company's deliveries of natural gas is used for space heating. The company's rates are based on normal weather. Weather for 1998 was 5.1% warmer than normal while weather for 1997 was 0.5% colder than normal. For a comparison of actual weather to normal for the last five years, see the Selected Financial Data on page 22. The company has no weather normalization tariff provision in any of its jurisdictions. However, the company has declining block rates in its Maryland and Virginia jurisdictions that reduce the impact on net revenues of deviations in weather from normal.

   Therm deliveries to firm customers, which include the amounts reflected in the Selected Financial Data shown on page 22 for residential gas sold and delivered, firm commercial and industrial gas sold and delivered, and firm gas delivered for others, decreased by 47.7 million therms (4.3%) in 1998, causing a decrease in net revenues of $15.7 million. This decline was due to 5.5% warmer weather in 1998, partially offset by a 2.6% increase in customer meters.

   The effect of increased rates on net revenues in 1998 amounted to $1.0 million. In July 1998, the SCC of VA granted the company's distribution subsidiary, Shenandoah Gas Company, an increase in annual revenues of $1.4 million, effective December 28, 1997. The company did not have any rate requests outstanding in any of its major jurisdictions at September 30, 1998.

   Under delivery service tariffs, certain firm commercial and residential customers are eligible to acquire their gas supply from the company (bundled gas service) or a third-party supplier, such as unregulated marketers and unregulated subsidiaries of other utility companies. The company continues to serve all customers by delivering gas through its distribution system (delivery service), which results in the company earning a regulated return on this service. Customers that do not acquire their gas supply from the company do not affect net revenues since margins generated from delivering customer-owned gas are equivalent to those earned on bundled gas service. In those instances where customers choose to buy their gas from the company's gas-marketing subsidiary, the company has an opportunity to earn profits and assumes the risk of incurring losses on the sale of the gas commodity. The results of the company's gas-marketing activities are included in the caption Other Income
(Loss)-Net in the Consolidated Statements of Income.

   Gas Delivered to Interruptible Customers. To provide interruptible service to customers, the company requires that these customers be capable of using an alternate fuel as a substitute for natural gas when the company determines their service must be interrupted to accommodate firm customers' needs during periods of peak demand. Nearly all of these customers have the option of buying bundled gas service from the company or electing to have the company deliver gas purchased from third-party suppliers.

   Therms delivered to interruptible customers, which include the amounts in the Selected Financial Data shown on page 22 for interruptible commercial and industrial gas sold and delivered, and interruptible gas delivered for others, decreased by 16.1 million therms (4.8%) when compared to 1997. This decrease in volumes delivered resulted primarily from the warmer weather experienced this year. Net revenues associated with therms delivered to this customer class decreased by $1.8 million.

   The effect on net income of changes in delivered volumes and prices to the interruptible class is minimized by margin-sharing arrangements that are part of the design of the company's rates. Under these arrangements, the company returns a majority of the margins earned on interruptible gas sales and deliveries to firm customers after it reaches a gross margin threshold or in exchange for the shifting of a portion of the fixed costs of providing service from the interruptible to the firm class.

   Gross Receipts Taxes. Various taxing authorities levy a gross receipts tax on the company based on revenues. The company collects these taxes from customers and remits them to the various taxing authorities. Gross receipts taxes reflected in revenues decreased by $4.0 million in 1998. The company records the amounts collected from customers in general tax expense and, therefore, there is generally no effect on net income.

    Other. Other net revenues increased by $2.5 million. Included in this caption are amounts associated with: (1) gas deliveries to customers for electric generation; (2) amounts generated from optimizing the value of the company's contractual assets for transportation and storage of natural gas on the interstate pipelines; and (3) miscellaneous other operating revenues not associated with volumes of gas sold.

                         Washington Gas Light Company



   The company has two customers to which it sells and/or delivers gas to facilities in Maryland that are used to generate electricity. Volumes delivered for electric generation in the current period decreased by 0.4 million therms from the same period last year. The impact on net revenues and net income of increases or decreases in volumes delivered for electric generation is not significant due to a margin-sharing arrangement in the state of Maryland. Under this arrangement, the company returns substantially all of the gross margins earned on such sales and deliveries of gas, less related expenses, to firm customers after the company recovers its investment in the facilities constructed to serve these two customers. By returning margins from these deliveries to firm customers in the Maryland jurisdiction, the cost of delivering gas to customers is lowered, thereby enhancing the company's competitive position.

                         NET REVENUES AND COST OF GAS
                                  (MILLIONS)

                  ** this graph presented the Company's Net
                           Revenues and Cost of Gas
                                for 1993-1998

              Net   Cost of
Year       Revenues   Gas    Total
1993          415     479      894
1994          453     462      915
1995          439     390      829
1996          500     470      970
1997          483     573    1,056
1998          465     576    1,041

   Cost of Gas. The company's cost of natural gas includes relatively fixed costs known as demand charges that are paid to pipeline companies for the transportation and storage of commodity purchases and variable commodity rates that are paid to natural gas producers. Variations in the company's cost of gas expense result from changes in gas sales volumes, the price of gas purchased and the level of gas costs collected through the operation of the firm gas cost recovery mechanisms included in the company's rate schedules. The company defers in the current period any difference between actual firm gas costs incurred and the amount of current gas cost recoveries included in revenues. Any differences are recovered or refunded to customers in subsequent periods. Therefore, increases or decreases in the cost of gas associated with sales made to firm customers have no effect on net income.

   The company's cost of gas expense on a per therm basis, excluding the cost and related volumes applicable to sales made outside of the company's service territory, decreased to 38.95 cents in 1998 from the 1997 level of 41.11 cents. The decrease resulted primarily from a decrease in the cost of gas recovered from customers reflecting lower commodity gas prices this year. The commodity cost of gas invoiced the company was 28.13 cents and 30.96 cents per therm for 1998 and 1997, respectively, which reflects the lower market prices incurred during the winter months of fiscal year 1998, primarily from lower demand due to warmer weather.

1997 vs. 1996

Gas Delivered to Firm Customers. Therm deliveries to firm customers decreased by 97.2 million therms (8.0%) in 1997, causing a decrease in net revenues of $25.8 million. This decline was due to 15.2% warmer weather in 1997, partially offset by a 3.4% increase in customer meters.

   The effect of increased rates on net revenues in 1997 amounted to $0.2 million and was limited to an increase granted to Shenandoah Gas Company.

   Gas Delivered to Interruptible Customers. Therms delivered to interruptible customers increased by 65.3 million therms (24.4%) when compared to 1996. This increase resulted primarily from the company interrupting service to these customers to meet its firm commitments to a greater extent in 1996 due to the significantly colder weather in that period. Net revenues associated with therms delivered to this customer class increased by $2.9 million.

   Gross Receipts Taxes. Gross receipts taxes reflected in revenues increased by $0.2 million in 1997. As discussed previously, the company records the amounts collected from customers in general tax expense and, therefore, there is generally no effect on net income.

   Cost of Gas. The company's cost of gas expense on a per therm basis, excluding the cost and related volumes applicable to sales made outside of the company's service territory, increased in 1997 to 41.11 cents from the 1996 level of 32.81 cents. The increase resulted primarily from: (1) an increase in the cost of gas recovered from customers reflecting higher commodity gas prices in 1997 and the effect of the collection from firm customers of the prior year's undercollection of gas costs; (2) a decline in the amount of refunds received from pipelines in 1997; and (3) the effect of fewer volumes purchased which increased fixed costs per therm. The commodity cost of gas invoiced the company was 30.96 cents and 26.53 cents per therm for 1997 and 1996, respectively, which reflected the higher market prices incurred during the early winter months of fiscal year 1997.

OTHER OPERATING EXPENSES

1998 vs. 1997

Operation and maintenance expenses increased by $3.7 million (1.9%) in 1998. The primary factors contributing to this increase include: (1) $8.6 million of costs associated with the company's technology initiatives including substantial progress toward implementing programmatic solutions to challenges presented by date-sensitive devices and systems which must be addressed before December 31, 1999; and (2) a $1.6 million non-recurring

                            OTHER OPERATING EXPENSES
                                   (MILLIONS)
                     ** this graph presented a breakdown of
                        The Company's Operating Expenses
                                  for 1993-1998

          Operation &               Depreciation and
Year      Maintenance        Taxes    Amortization    Total

1993                   185     104          40          329
1994                   207     109          44          360
1995                   195     106          46          347
1996                   221     118          48          387
1997                   197     119          52          368
1998                   201     107          55          363

                         Washington Gas Light Company





charge to write off a regulatory asset associated with Postretirement Benefits Other Than Pensions related to the company's Virginia jurisdiction. Lower labor costs in the current year because of greater operating efficiencies and the impact of fewer employees served to partially offset these increased costs.

   At September 30, 1998, the company had 2,000 utility employees, a decline of 59 employees (2.9%) from the level at September 30, 1997.

   Depreciation and amortization increased by $3.5 million (6.8%) primarily due to the company's increased investment in plant and equipment to meet customer growth and to replace existing capacity. Capital expenditures totaled $158.9 million in 1998, and the composite depreciation rate was 2.93% compared to 2.94% in 1997.

   General taxes decreased by $2.1 million (2.9%) primarily due to lower gross receipts taxes reflecting lower revenues caused by the warmer weather in the current period. Partially offsetting this decrease were higher property taxes due to a rise in property investments compared to last year. Further information on general taxes is shown in Note 7 to the Consolidated Financial Statements.

   The composition of the change in income tax expense is detailed in the Consolidated Statements of Income Taxes on page 42.

1997 vs. 1996

Operation and maintenance expenses declined by $23.9 million (10.8%) in 1997. The decline was primarily caused by the absence in 1997 of $13.4 million of non-recurring charges recorded in 1996 associated with the company's redesign of its organization. For a further discussion of the company reorganization, please refer to page 26 and Note 11 to the Consolidated Financial Statements. Also contributing to this decline were lower labor and employee benefit costs primarily caused by reduced employee levels. Partially offsetting these decreases were higher uncollectible account expenses due primarily to increased revenues caused by higher gas costs during the 1997 heating season.

   At September 30, 1997, the company had 2,059 utility employees, a decline of 205 employees (9.1%) from the level at September 30, 1996.

   Depreciation and amortization increased by $3.5 million (7.3%) in 1997 primarily due to the company's increased investment in plant and equipment. Capital expenditures totaled $139.9 million in 1997, and the composite depreciation rate was 2.94% compared to 2.96% in 1996.

   General taxes increased by $2.7 million (3.9%) in 1997 primarily due to increased property taxes resulting from greater investments in plant and equipment and higher gross receipts taxes.

OTHER INCOME (LOSS)-NET

Other income (loss)-net increased by $3.5 million in 1998 due primarily to a $1.6 million net of income tax gain on the sale of the company's retail propane assets (See Note 2 to the Consolidated Financial Statements) and a $1.6 million net of income tax gain on the sale of investments in certain venture capital funds. Other income (loss)-net for 1997 was $0.9 million, an improvement from 1996 of $1.8 million. The improvement over 1996 primarily resulted from the absence in 1997 of valuation reserves for certain non-utility activities recorded in 1996, and higher earnings generated from energy-related activities.

   Energy-related activities engaged in by the company and its subsidiaries, which include energy marketing, commercial energy services, consumer financing and merchandising, contributed $640,000 to 1998 net income compared to $1.25 million in 1997. A discussion of the company's energy-related activities follows:

Energy Marketing

The company's gas-marketing subsidiary, WGES, sells natural gas in competition with unregulated marketers and unregulated subsidiaries of other utility companies. WGES serves nearly 30,000 residential, commercial and industrial customers both inside and outside the company's traditional service territory. WGES increased its sales volumes by 65% over last year.

Commercial Energy Services

The company's commercial energy services include the design and renovation of mechanical heating, ventilating and air conditioning systems through two of its subsidiaries including American Combustion, Inc. and American Combustion Industries, Inc., which are jointly operated under the name ACI. ACI is a mechanical contracting firm that the company purchased in March 1998 (See Note 2 to the Consolidated Financial Statements).

Consumer Financing

This business activity includes the financing of gas appliances and certain other equipment for residential and small commercial customers.

Merchandising

The company's merchandising activities include the sale of carbon monoxide (CO) detectors and electronic billing services. In addition, the company has a marketing alliance through which the company earns fees for selling pagers and paging services.

INTEREST EXPENSE

Total interest expense increased by $3.6 million, or 10.5%, in 1998 and increased by $3.5 million, or 11.6%, in 1997. The following table shows the components of changes in interest expense between years.

COMPOSITION OF THE CHANGES IN INTEREST EXPENSE

                                              Increase/(Decrease)
                                                From Prior Year
(Millions)                                       1998      1997
------------------------------------------------------------------
Long-term debt                                  $ 3.7      $ 2.5
Short-term debt                                    --        2.0
Other                                            (0.1)      (1.0)
                                                -----      -----
                                                $ 3.6      $ 3.5
                                                =====      =====

                         Washington Gas Light Company




1998 vs. 1997

Long-Term Debt. The increase in interest on long-term debt of $3.7 million in 1998 was primarily due to a $62.0 million rise in the average amount of long-term debt outstanding, partially offset by a decline of 0.2 percentage points in the weighted-average cost of such debt. The company's embedded cost of long-term debt was 6.9% at September 30, 1998, compared to 7.1% at September 30, 1997. The decline in the embedded cost of long-term debt was primarily due to a partial retirement of $11.0 million of the 8-3/4% Series First Mortgage Bonds (FMBs) in February 1998 and lower rates for more recent Medium-Term Note
(MTN) issues.

   Short-Term Debt. Interest on short-term debt was essentially the same as last year, reflecting a $1.8 million decrease in the average amount of short-term debt outstanding, offset by a 0.2 percentage point increase in the weighted-average cost of such debt. Please refer to Short-Term Cash Requirements and Related Financing for a discussion of fluctuations in short-term debt balances.

1997 vs. 1996

Long-Term Debt. The increase in interest on long-term debt of $2.5 million in 1997 was primarily due to a $52.4 million rise in the average amount of long-term debt outstanding, partially offset by a decline of 0.3 percentage points in the weighted-average cost of such debt. The company's embedded cost of long-term debt was 7.1% at September 30, 1997, compared to 7.5% at September 30, 1996. The decline in the embedded cost of long-term debt was primarily due to the partial retirement of $27.5 million of the 8-5/8% Series FMBs in March 1997.

   Short-Term Debt. The increase in interest on short-term debt of $2.0 million was primarily due to a $36.5 million increase in the average amount of short-term debt outstanding, partially offset by a 0.1 percentage point decline in the weighted-average cost of such debt.

   Other. Other interest expense decreased by $1.0 million, primarily due to a $0.7 million decrease in interest on supplier refunds, reflecting a decline in the average balance due to customers.

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

                                 CAPITALIZATION
                (Including Current Maturities of Long-Term Debt)
                                   (MILLIONS)

             ** this graph presented a break down of the Company's
                        capital structure for 1993-1998

                                           Long-Term
                                        Debt Including
               Common       Preferred       Current
Year           Equity         Stock       Maturities       Total
1993             458           28             366            852
1994             486           28             351            865
1995             513           28             382            923
1996             559           28             362            949
1997             589           28             453          1,070
1998             608           28             493          1,129


At September 30, 1998, total capitalization, including current maturities of long-term debt, was composed of 53.8% common equity, 2.5% preferred stock and 43.7% long-term debt.

SHORT-TERM CASH REQUIREMENTS AND RELATED FINANCING

The company's business is highly weather sensitive and seasonal. In 1998, 76% of total therms delivered in the company's franchise area (excluding deliveries to two electric generation facilities) were delivered in the first and second fiscal quarters. This weather sensitivity causes short-term cash requirements to vary significantly during the year. Cash requirements peak in the fall and winter months when accounts receivable, accrued utility revenues and storage gas are at or near their highest levels. After the winter heating season, these assets are converted into cash and are used to liquidate short-term debt and acquire storage gas for the subsequent heating season.

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

    Variations in the timing of collections of gas costs under the company's gas cost recovery mechanisms and the level of refunds from pipeline companies that will be returned to customers can significantly affect short-term cash requirements. At September 30, 1998, the company had a net undercollection of gas costs of $4.3 million, compared to a $7.0 million net undercollection at September 30, 1997. Amounts that are undercollected and overcollected are reflected in the captions Gas costs due from customers and Gas costs due to customers in the Consolidated Balance Sheets. Most of the current balances will be collected from or returned to customers in fiscal year 1999. At September 30, 1998, refunds received from pipelines that are being returned to the company's customers totaled $1.4 million, compared to $6.1 million at September 30, 1997.

   The company uses short-term debt in the form of commercial paper and short-term bank loans to fund seasonal requirements. Alternative sources include unsecured lines of credit, some of which are seasonal, and $160 million in a revolving credit agreement maintained with a group of banks. The company activates these financing options to support or replace the company's commercial paper. Additional information regarding the company's short-term borrowing capabilities is included in Note 3 to the Consolidated Financial Statements.

   At September 30, 1998, the company had notes payable outstanding of $124.9 million, as compared with $67.9 million at September 30, 1997. At September 30, 1998, current maturities of long-term debt were $64.1 million, including $21.7 million of MTNs, $39.0 million of 8-3/4% Series FMBs that can be called by or put to the company on July 1, 1999 and a $2.0 million required sinking-fund payment for the 8-5/8% Series FMBs.

                         Washington Gas Light Company




LONG-TERM CASH REQUIREMENTS AND RELATED FINANCING

The company's long-term cash requirements are dependent upon the level of capital expenditures, long-term debt maturity requirements and decisions to refinance long-term debt. The majority of the company's capital expenditures are devoted to adding new customers in its existing service area. At September 30, 1998, the company was authorized to issue up to $106 million of long-term debt under an existing shelf registration. In October 1998, the company issued an additional $25 million of MTNs under this shelf registration. The nature of the company's long-term debt is discussed further in Note 4 to the Consolidated Financial Statements.

   Effective May 1, 1998, shares issued through the Dividend Reinvestment and Common Stock Purchase Plan (DRP) and Employee Savings Plans are being issued as new shares rather than being purchased on the open market. On November 12, 1998, the company offered publicly 2 million shares of common stock at $25.0625 per share. On November 18, 1998, the underwriters involved in the offering exercised their option to purchase an additional 300,000 shares from the company at the same price per share. Net proceeds from the sale will amount to $55,712,000, and will be used for general corporate purposes, including capital expenditures and working capital requirements.

1998

Cash Flow from Operating Activities. In 1998, net cash provided by operating activities amounted to $121.8 million, a decrease of $33.0 million from the 1997 level. The decline primarily resulted from: (1) a decrease in collections of gas costs from customers; (2) lower net income, adjusted for noncash items; and (3) a decrease in accounts payable balances, primarily from lower gas costs.

   Cash Flow from Financing Activities. The company raised $5.3 million through the DRP and Employee Savings Plans in fiscal year 1998. During the first quarter of fiscal year 1998, the company paid $2.3 million to repurchase 88,700 shares of common stock for company stock-based compensation plans.

   The long-term debt issued in the current year of $72.2 million includes MTN issuances at a weighted-average interest rate of 6.72%. The terms of the unsecured MTNs issued are discussed in Note 4 to the Consolidated Financial Statements. In February 1998, the company used the proceeds of a $12 million MTN issuance to retire $11 million of 8-3/4% Series FMBs. The company paid a premium of $0.5 million on the redemption. Additional retirements of long-term debt in 1998 included $18.8 million of MTNs with coupon rates ranging from 6.43% to 8.00%, and $4.0 million of 8-5/8% Series FMBs.

   Cash Flow from Investing Activities. As shown in the table on page 33, capital expenditures for 1998 totaled $158.9 million. New business expenditures, which result in additional therm deliveries and include amounts invested to convert customers from other energy sources, totaled $87.4 million, or 55.0% of the total. Other capital expenditures include $19 million for the purchase and installation of enterprise-wide software to replace the financial, human resources and supply chain systems. By the end of fiscal year 1998, customer meters rose to 819,719, an increase of 20,980, or 2.6% over the level at the end of fiscal year 1997.

   During 1998, the company received $1.6 million from the sale of investments in certain venture capital funds. As further discussed in Note 2 to the Consolidated Financial Statements, the company sold all of its retail propane assets for $4.1 million, recognizing a net-of-income-tax gain of $1.6 million.

   As further discussed in Note 2 to the Consolidated Financial Statements, the company purchased ACI with $3.0 million in cash and $2.0 million of debt financing that is being repaid in monthly installments over two years.

   During 1998, the sum of net income and noncash charges, less dividends on common and preferred stock, totaled $83.6 million, representing 52.6% of capital expenditures.

1997

Cash Flow from Operating Activities. In 1997, net cash provided by operating activities amounted to $154.8 million, an increase of $95.3 million from the 1996 level. The improvement was brought about by: (1) increased collections of gas costs from customers; (2) higher costs for gas storage withdrawals in 1997, combined with lower levels of storage gas injections due to the warmer weather in 1997; and (3) refunds made to customers in 1996 for amounts overcollected from the implementation of an interim rate increase. Partially offsetting these sources of cash were greater funds supporting accounts receivable primarily from higher gas costs and a decrease in cash provided by accounts payable primarily due to payments made during 1997 of amounts associated with the redesign of the company's organization.

   Cash Flow from Financing Activities. The long-term debt issued in fiscal year 1997 of $125.8 million included MTN issuances at a weighted-average interest rate of 6.60%. Proceeds from the MTN issuances were used to retire $27.5 million of the 8-5/8% Series FMBs in March 1997 and $8.0 million of maturing MTNs and for other corporate purposes.

   Cash Flow from Investing Activities. Capital expenditures for 1997 totaled $139.9 million. New business expenditures totaled $89.3 million, or 63.8% of the total. By the end of fiscal year 1997, customer meters rose to 798,739, an increase of 26,458, or 3.4% over the level at the end of fiscal year 1996.

   During 1997, the sum of net income and noncash charges, less dividends on common and preferred stock, totaled $94.5 million, representing 67.6% of capital expenditures.

                          Washington Gas Light Company


1996

Cash Flow from Operating Activities. In 1996, net cash provided by operating activities amounted to $59.5 million, a decline of $118.7 million from the 1995 level. The sharp decrease was due primarily to: (1) the effect of a shift from an overcollection of gas costs from customers in 1995 to an undercollection of gas costs in 1996; (2) the effect of a higher 1996 cost per therm to replace storage gas volumes withdrawn during the prior winter heating season; (3) higher funds used to support accounts receivable balances resulting primarily from higher gas costs; and (4) refunds made to customers for amounts overcollected from the implementation of an interim rate increase. These uses of cash were partially offset by higher net income and increased sources of cash reflected in accounts payable due to higher gas prices and the amounts associated with the redesign of the company's organization.

      Cash Flow from Financing Activities. In connection with an in-substance defeasance, the company issued $50.0 million of unsecured MTNs at a coupon rate of 6.15%. The $69.8 million of long-term debt retired included $50.0 million of 7-7/8% Series FMBs retired effective September 1, 1996, $17.325 million of 9-1/4% Series FMBs extinguished for financial reporting purposes in accordance with the in-substance defeasance, and a $2.5 million scheduled MTN maturity. In fiscal year 1998, the company legally retired the $17.325 million of 9-1/4% Series FMBs.

      During 1996, the company raised $12.6 million through its DRP and Employee Savings Plans.

      Cash Flow from Investing Activities. Capital expenditures for 1996 totaled $124.4 million. New business expenditures totaled $77.9 million, or 62.6% of the total. By the end of fiscal year 1996, customer meters rose to 772,281, an increase of 21,432, or 2.9% over the level at the end of fiscal year 1995.

      During 1996, the sum of net income and noncash charges, less dividends on common and preferred stock, totaled $101.0 million or 81.2% of capital expenditures.

SALES OF ACCOUNTS RECEIVABLE

During 1998, the company augmented cash flow through the sale of $27.2 million of certain non-utility accounts receivable. Similar sales of non-utility accounts receivable in 1997 and 1996 amounted to $33.0 million and $30.5 million, respectively. For further discussion of the company's sales of non-utility accounts receivable, see Note 10 to the Consolidated Financial Statements.



MATURITIES AND SINKING FUND REQUIREMENTS

The amount of maturities and sinking fund requirements on long-term debt for the ensuing five-year period is included in Note 4 to the Consolidated Financial Statements.



SECURITY RATINGS

Shown below are the ratings on the company's debt instruments at September 30, 1998. There were no changes in these ratings from 1997.

First Mortgage Bonds

  Standard & Poor's Corporation                                         AA-
  Moody's Investors Service                                             Aa2
  Fitch IBCA, Inc.                                                      AA-

Unsecured Medium-Term Notes

  Standard & Poor's Corporation                                         AA-
  Moody's Investors Service                                             Aa3
  Fitch IBCA, Inc.                                                      AA-

Commercial Paper

  Standard & Poor's Corporation                                         A-1+
  Moody's Investors Service                                             P-1
  Fitch IBCA, Inc.                                                      F1+



CAPITAL EXPENDITURES

The company's actual capital expenditures for fiscal years 1996-1998 and projected capital expenditures for fiscal years 1999-2003 are shown in the table below. The company believes that the combination of available internal and external sources of funds will be adequate to meet its requirements.



CAPITAL EXPENDITURES
(Millions)

                              Actual                                                    Projected
                ----------------------------------    ---------------------------------------------------------------------------
                  1996         1997         1998        1999         2000         2001            2002         2003        Total
--------------------------------------------------    ---------------------------------------------------------------------------
New Business      $ 77.9       $ 89.3       $ 87.4      $ 81.4       $ 83.0       $ 90.7          $ 88.0       $ 88.1      $431.2
Replacements        34.5         36.4         36.2        35.7         37.3         37.8            38.8         39.8       189.4
Other               12.0         14.2         35.3        24.8         26.4         25.6            26.6         21.8       125.2
                --------    ---------    ---------    --------    ---------    ---------       ---------    ---------   ---------
Total             $124.4       $139.9       $158.9      $141.9       $146.7       $154.1          $153.4       $149.7      $745.8
                ========    =========    =========    ========    =========    =========       =========    =========   =========

                          Washington Gas Light Company


OTHER FACTORS AFFECTING THE COMPANY

ENVIRONMENTAL MATTERS

The company and its subsidiaries are subject to various laws related to environmental matters, as discussed in Note 9 to the Consolidated Financial Statements.



MARKET RISK

Interest Rate Risk Exposure Related to Other Financial Instruments

At September 30, 1998, the company had fixed-rate long-term debt aggregating $428.6 million in principal amount and having a fair value of $462.2 million. Fair value is defined as the present value of the debt securities' future cash flows discounted at interest rates that reflect market conditions as of September 30, 1998. While these instruments are fixed-rate and, therefore, do not expose the company to the risk of earnings loss due to changes in market interest rates, they are subject to changes in fair value as market interest rates change. Using sensitivity analysis to measure this market risk exposure, the company estimates that the fair value of its long-term debt would increase by approximately $19.4 million if interest rates were to decline by 10%. The company also estimates that the fair value of its long-term debt would decrease by approximately $17.6 million if interest rates were to increase by 10%. In general, such an increase or decrease in fair value would impact earnings and cash flows only if the company were to reacquire all or a portion of these instruments in the open market prior to their maturity.



Price Risk Related to Gas-Marketing Activities

The company's gas-marketing activities are performed by its marketing subsidiary, WGES. In the course of its business, WGES makes fixed-price sales commitments to customers. WGES purchases the corresponding physical supplies at fixed prices to lock in margins. WGES has exposure to changes in gas prices related to volumetric differences between the purchase commitments and sales commitments. The risk associated with gas price fluctuations is managed by closely matching purchases from suppliers with sales commitments to customers. At September 30, 1998, WGES' open position was not material to the company's financial position or results of operations.



YEAR 2000

The millennial change to the Year 2000 could affect the company's software programs and computing infrastructure that use two-digit years to define the applicable year, rather than four-digit years. As such they may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in the computer or device shutting down, performing incorrect computations or performing inconsistently.

      In 1996, the company began a structured program to address Year 2000 issues. It has been implementing individual strategies targeted at the specific nature of Year 2000 issues in each of the following areas: (1) business-application systems including, but not limited to, the company's customer service, operations and financial systems and end-user applications;
(2) embedded systems, including equipment that operates such items as the company's storage and distribution system, meters, telecommunications, fleet and buildings; (3) vendor and supplier relationships; (4) interruptible customers and their ability to switch to alternate fuels as required under their tariffs; and (5) contingency planning.

      To implement this comprehensive Year 2000 program, the company established a Year 2000 Project Office, chaired by the Vice President and Chief Information Officer who reports directly to the Chairman and Chief Executive Officer. The multi-disciplinary project office includes executive management and employees with expertise from various disciplines including, but not limited to, information technology, engineering, finance, communications, internal audit, facilities management, procurement, law and human resources. In addition, the company has utilized the expertise of outside consultants to assist in the implementation of the Year 2000 program in such areas as business-application system remediation, business-application system replacement, embedded systems inventory and analysis and contingency planning.



Business-Application Systems

In March 1997, the company completed its assessment of all its business-application systems. It is resolving Year 2000 issues through remediation of 19 systems to recognize the turn of the century and the replacement of 20 systems with new systems that provide additional business management information and recognize four-digit years. By June 30, 1998, the company had completed modifications to all 16 business applications targeted for remediation by outside resources, representing approximately 84 percent of those systems targeted for remediation. The three remaining systems to be remediated by in-house staff represent the remaining approximately 16 percent of the total. The company expects them to be remediated by the end of the second quarter of fiscal year 1999.

      The company is using in-house staff to test all remediated applications and is using a testing procedure commonly known as trace-based testing to test modified business applications for Year 2000 functionality. This method first captures current processing steps and relevant data, which are run prior to remediation (baseline test) and again after remediation (regression test). This process is intended to identify any business rules that may have changed during the remediation effort and to confirm that only date processes have been changed. Once the regression test is successfully completed, the company uses automated test software tools to perform additional applicable future date tests for each system.

      The company is also installing an enterprise-wide software system that will replace 18 business application systems, including its financial, human resources and supply chain systems. Two other systems will be replaced with systems not included in the enterprise-wide software initiative. These 20 business applications represent approximately one-half of the business application software code requiring remediation or replacement. The company currently expects to complete the replacement no later than the end of the third quarter of fiscal year 1999.

                          Washington Gas Light Company


      In summary, the company expects that remediation or replacement of approximately 41 percent of the critical business-application systems will be completed by the end of the first quarter of fiscal year 1999, and expects all business-application systems will be completed no later than the end of the third quarter of fiscal year 1999. Testing will continue through the end of fiscal year 1999.

      During the fourth quarter of fiscal year 1998, the company completed a comprehensive, prioritized inventory of end-user applications (i.e., PC-based databases) and is implementing project plans to replace or remediate these applications, as necessary. It expects to complete replacement or remediation, including testing, by the end of the third quarter of fiscal year 1999.


Embedded Systems

The company has performed a comprehensive inventory of its embedded systems at the component level. This inventory identified several hundred components that were potentially date sensitive. The company has contacted all manufacturers of those components that it has identified as critical to operations. At this time, approximately three percent of the date-sensitive components that the company has identified are non-compliant based on information provided by the manufacturers. The company implemented remediation or replacement plans as necessary and expects them to be completed by the end of the second quarter of fiscal year 1999. The quality of the responses received from manufacturers, the estimated impact of the individual systems on the company, and the ability of the company to perform meaningful tests will influence its decision to conduct independent testing of embedded systems through the end of fiscal year 1999.


Vendor and Supplier Relationships

The company is contacting in writing or through face-to-face discussions all vendors and suppliers of products and services that it considers critical or important to its operation. These contacts include providers of interstate transportation capacity and storage, natural gas suppliers, financial institutions and electric, telephone and water companies. The company is evaluating the initial responses and continues the process of following up with the vendors and suppliers either through meetings or by letter. The company will consider new business relationships with alternate providers of products and services as necessary and to the extent alternatives are available. However, the company recognizes there are no practical alternatives for external infrastructure such as electric and telephone service, suppliers of natural gas and providers of interstate transportation capacity and storage to deliver natural gas to the company's distribution system.


Interruptible Customers

The company is communicating with its major interruptible customers to inform them about the potential vulnerability of embedded boiler and plant control systems. The company informed them that they should assess the need to include potential remediation and/or replacement of these systems as part of their Year 2000 programs to ensure their ability to switch to an alternate fuel source, as required by applicable tariffs and contracts and if called on to do so.


Year 2000 Risks and Contingency Planning

With respect to its internal operations, over which the company has direct control, the company believes the most significant potential risks are: (1) its ability to use electronic devices to control and operate its distribution system; (2) its ability to render timely bills to its customers; (3) its ability to enforce tariffs and contracts applicable to interruptible customers; and (4) its ability to maintain continuous operation of its computer systems. The company's Year 2000 program addresses each of these risks, and the remediation or replacement of these systems is well under way. In the event that any Year 2000-related problems may occur, the company's contingency plan will outline alternatives to mitigate the impact of such failures, to the extent possible.

      The company relies on the suppliers of natural gas and interstate transportation and storage capacity to deliver natural gas to the company's distribution system. External infrastructure, such as electric, telephone and water service, is necessary for the company's basic operation as well as the operations of many of its customers. Should any of these critical vendors fail, the impact of any such failure could become a significant challenge to the company's ability to meet the demands of its customers, to operate its distribution system and to communicate with its customers. It could also have a material adverse financial impact including, but not limited to, lost sales revenues, increased operating costs and claims from customers related to business interruptions. The company has no way of ensuring that those vendors or suppliers mentioned above for which there are no viable options will be timely Year 2000 compliant.

      As part of its normal business practice, the company maintains plans to follow during emergency circumstances. These plans will be used as a basis to build the company's contingency plan for potential Year 2000-related problems. The company maintains and operates a command center that is activated during emergency circumstances. The company will manage specific Year 2000 contingency operations from the command center during the millennium change as well as at other points in time on an as needed basis.

      Because of the interconnected nature of potential Year 2000-related problems, the company recognizes that effective contingency planning must focus on both internal and external operations and is working with local organizations and other utilities as it completes its planning effort. The company has participated in association meetings and customer meetings with other local utilities to discuss the company's Year 2000 program.

      The company believes that its work will serve to reduce the risk that its internal systems will fail for Year 2000 reasons. However, the contingency plan cannot mitigate interrupted delivery to the company's distribution system of natural gas by the producers of natural gas and providers of interstate transportation capacity or the impact on operations of failures of electric, telephone and water services.

                          Washington Gas Light Company


Financial Implications

To implement its Year 2000 strategies, the company currently expects to generate non-recurring expenses of approximately $10 million over the three fiscal-year periods ending September 30, 1999 for business-application systems remediation, embedded systems replacement, end-user applications remediation and replacement, and certain costs associated with the replacement of certain existing business systems. The company will capitalize costs of approximately $28 million incurred to replace certain existing business-application software systems with new systems that will be Year 2000 operational and provide additional business management information.

      The following table reflects the amounts charged to expense and capitalized through September 30, 1998 for business-application systems remediation, embedded systems replacement and end-user applications remediation and replacement and for replacing existing business-application software systems.


                                    1998                   1997                  Total
                                   ------                 ------                ------
                              Expense     Capital    Expense    Capital    Expense    Capital
----------------------------------------------------------------------------------------------
(millions)
Business-application
 systems remediation,
 embedded systems
 replacement and
 end-user applications
 remediation and
 replacement                    $ 1         $ 1        $ 1        $--         $2        $ 1
Business-application
 software systems
 replacement                    $ 4         $19        $--        $--         $4        $19

      Until the company has completed further analysis of the impact of the Year 2000 issue on its embedded systems, vendor and supplier relationships and contingency planning, it is unable to estimate the additional costs, if any, it may incur as a result of its efforts.

      Each of the components of the company's Year 2000 program is progressing, and the company believes it is taking reasonable steps necessary to be able to operate successfully through and beyond the turn of the century.



INFLATION

To help cope with the effects of inflation on its capital investment and returns, the company seeks rate increases from its regulatory commissions. The most significant impact of inflation is on the company's replacement cost of plant and equipment. While the regulatory commissions having jurisdiction over the company's retail rates allow depreciation only on the basis of historical cost to be recovered in rates, the company anticipates that it will be allowed to recover the increased cost of its investment and earn a return thereon after replacement of the facilities occurs.



REGULATORY MATTERS

Requests for a modification to existing rates are based on increased investment in plant and equipment, higher operating expenses and the need to earn an adequate return on invested capital. In July 1998, the SCC of VA granted the company's distribution subsidiary, Shenandoah Gas Company, an increase in annual revenues of $1.4 million, effective December 28, 1997. The company's base rates did not change in any of its major jurisdictions in 1998. A Summary of Major Rate Applications and Results is shown below.



SUMMARY OF MAJOR RATE APPLICATIONS AND RESULTS

                                                                      Increase in Annual Revenues
                                                                   ---------------------------------
                       Effective        Test Year                 Amount                     Amount             Allowed Return
Jurisdiction             Date         12 Mos. Ended        Requested (Millions)        Granted (Millions)      on Common Equity
--------------------------------------------------------------------------------------------------------------------------------
Virginia                   7/6/90          3/31/90                 $ 7.7                       $ 7.1                  13.00%
Maryland                   8/1/93         12/31/92                  26.2                        10.6                     (a)
District of Columbia     10/19/93          9/30/92                  24.5                         4.7                   11.50
District of Columbia       8/1/94          9/30/93                  17.3                         6.4                     (b)
Virginia                  9/27/94         12/31/93                  15.7                         6.8                   11.50
Maryland                  12/1/94          3/31/94                  17.6                         7.4                     (a)

(a) Rates were implemented as a result of a settlement agreement. The return on equity indicated in the order of 11.5% was not utilized to establish rates.

(b) Application was settled without stipulating the return on common equity.

                          Washington Gas Light Company

                       CONSOLIDATED STATEMENTS OF INCOME

Years Ended September 30,                                        1998                         1997                       1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                               (Thousands, Except Per Share Data)

OPERATING REVENUES (Note 1)                                      $1,040,618                   $1,055,754                  $969,778
Cost of Gas (Note 1)                                                575,786                      572,925                   469,925
                                                           ----------------             ----------------             -------------
NET REVENUES                                                        464,832                      482,829                   499,853
                                                           ----------------             ----------------             -------------


OTHER OPERATING EXPENSES
  Operation (Note 11)                                               162,336                      160,193                   187,817
  Maintenance                                                        38,458                       36,857                    33,105
  Depreciation and amortization (Note 1)                             54,875                       51,363                    47,887
  General taxes (Note 7)                                             69,178                       71,277                    68,605
  Income taxes (See Statements and Note 6)                           38,006                       47,864                    49,376
                                                           ----------------             ----------------             -------------
                                                                    362,853                      367,554                   386,790
                                                           ----------------             ----------------             -------------

OPERATING INCOME                                                    101,979                      115,275                   113,063
Other Income (Loss)--Net (Note 1)                                     4,369                          886                      (874)
                                                           ----------------             ----------------             -------------


INCOME BEFORE INTEREST EXPENSE                                      106,348                      116,161                   112,189
                                                           ----------------             ----------------             -------------


INTEREST EXPENSE
  Interest on long-term debt                                         33,859                       30,135                    27,622
  Other                                                               3,860                        4,007                     2,976
                                                           ----------------             ----------------             -------------
                                                                     37,719                       34,142                    30,598
                                                           ----------------             ----------------             -------------


NET INCOME                                                           68,629                       82,019                    81,591
Dividends on Preferred Stock                                          1,331                        1,331                     1,332
                                                           ----------------             ----------------             -------------


NET INCOME APPLICABLE TO COMMON STOCK                              $ 67,298                     $ 80,688                  $ 80,259
                                                           ================             ================             =============


AVERAGE COMMON SHARES OUTSTANDING                                    43,691                       43,706                    43,360
                                                           ================             ================             =============


EARNINGS PER AVERAGE COMMON SHARE--BASIC (Note 5)                    $ 1.54                       $ 1.85                    $ 1.85
                                                           ================             ================             =============


EARNINGS PER AVERAGE COMMON SHARE--DILUTED (Note 5)                  $ 1.54                       $ 1.85                    $ 1.85
                                                           ================             ================             =============


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                          Washington Gas Light Company

                           CONSOLIDATED BALANCE SHEETS

September 30,                                                                   1998                           1997
-------------------------------------------------------------------------------------------------------------------------
                                                                                              (Thousands)
ASSETS
PROPERTY, PLANT AND EQUIPMENT (Notes 1 and 4)
  At original cost                                                              $1,992,770                     $1,846,471
  Accumulated depreciation and amortization                                       (673,269)                      (629,334)
                                                                           ---------------                ---------------
                                                                                 1,319,501                      1,217,137
                                                                           ---------------                ---------------
CURRENT ASSETS
  Cash and cash equivalents                                                         17,876                          9,708
  Accounts receivable                                                               92,178                         65,232
  Gas costs due from customers (Note 1)                                              9,921                          9,445
  Allowance for doubtful accounts                                                   (9,078)                       (11,043)
  Accrued utility revenues (Note 1)                                                 16,304                         21,020
  Materials and supplies--principally at average cost                               15,607                         15,186
  Storage gas--at cost (first-in, first-out)                                        76,338                         81,072
  Deferred income taxes (See Statements and Note 6)                                 16,337                         17,447
  Other prepayments--principally taxes                                              13,864                         11,907
  Other                                                                                849                             --
                                                                           ---------------                ---------------
                                                                                   250,196                        219,974
                                                                           ---------------                ---------------
DEFERRED CHARGES AND OTHER ASSETS
  Regulatory assets (Note 1)                                                        95,352                        101,956
  Other                                                                             17,384                         12,965
                                                                           ---------------                ---------------
                                                                                   112,736                        114,921
                                                                           ---------------                ---------------

      Total                                                                     $1,682,433                     $1,552,032
                                                                           ===============                ===============

CAPITALIZATION AND LIABILITIES
CAPITALIZATION (See Statements)
  Common shareholders' equity (Note 5)                                           $ 607,755                      $ 589,035
  Preferred stock                                                                   28,424                         28,430
  Long-term debt (Note 4)                                                          428,641                        431,575
                                                                           ---------------                ---------------
                                                                                 1,064,820                      1,049,040
                                                                           ---------------                ---------------
CURRENT LIABILITIES
  Current maturities of long-term debt (Note 4)                                     64,106                         20,862
  Notes payable (Note 3)                                                           124,943                         67,900
  Accounts payable                                                                 103,243                         99,578
  Wages payable                                                                     13,527                         13,590
  Dividends declared                                                                13,485                         13,224
  Customer deposits and advance payments                                            19,454                         16,662
  Accrued taxes                                                                      5,368                          5,699
  Accrued interest                                                                   3,832                          5,235
  Pipeline refunds due to customers                                                  1,437                          6,054
  Gas costs due to customers (Note 1)                                                5,671                          2,418
  Other                                                                              1,146                             --
                                                                           ---------------                ---------------
                                                                                   356,212                        251,222
                                                                           ---------------                ---------------
DEFERRED CREDITS
  Unamortized investment tax credits                                                20,493                         21,427
  Deferred income taxes (See Statements and Note 6)                                145,519                        136,682
  Other (Notes 1, 8, 9 and 10)                                                      95,389                         93,661
                                                                           ---------------                ---------------
                                                                                   261,401                        251,770
                                                                           ---------------                ---------------
COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)
      Total                                                                     $1,682,433                     $1,552,032
                                                                           ===============                ===============

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                          Washington Gas Light Company

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30,                                                              1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (Thousands)
OPERATING ACTIVITIES
Net income                                                                            $ 68,629         $  82,019       $  81,591
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization (a)                                                     60,291            56,886          54,517
  Deferred income taxes--net                                                            11,055            10,434          11,337
  Amortization of investment tax credits                                                  (934)             (954)           (972)
  Allowance for funds used during construction                                            (815)             (411)           (465)
  Other noncash charges and (credits)--net,
   including gains on investing activities                                              (1,406)           (1,444)          5,250
                                                                                   -----------      ------------      ----------
                                                                                       136,820           146,530         151,258
Changes in assets and liabilities (net of effects from purchase of ACI [Note 2]):
  Accounts receivable and accrued utility revenues                                     (18,637)          (18,351)         (7,587)
  Gas costs due from/to customers--net                                                   2,777            19,594         (55,800)
  Storage gas                                                                            4,734             2,757         (30,468)
  Other prepayments--principally taxes                                                  (1,894)           (1,860)         (2,248)
  Accounts payable                                                                         215             8,191          17,578
  Wages payable                                                                            (63)             (718)           (817)
  Customer deposits and advance payments                                                 2,792             3,665          (2,411)
  Accrued taxes                                                                           (389)              105            (659)
  Pipeline refunds due to customers                                                     (4,617)           (2,208)         (2,298)
  Rate refunds due to customers                                                             --                --          (9,306)
  Deferred purchased gas costs--net                                                        897             1,543          (1,435)
  Other-net                                                                               (817)           (4,445)          3,727
                                                                                   -----------      ------------      ----------
    Net Cash Provided by Operating Activities                                          121,818           154,803          59,534
                                                                                   -----------      ------------      ----------

FINANCING ACTIVITIES
Common stock issued                                                                      5,279               312          12,637
Common stock repurchased                                                                (2,340)               --              --
Long-term debt issued                                                                   72,166           125,812          50,000
Long-term debt retired                                                                 (34,537)          (35,555)        (69,830)
Premium on long-term debt retired                                                         (493)           (1,422)         (2,263)
Notes payable--net of effects from purchase of ACI (Note 2)                             55,698           (47,378)        115,278
Dividends on common and preferred stock                                                (53,228)          (52,033)        (50,264)
                                                                                   -----------      ------------      ----------
    Net Cash Provided by (Used in) Financing Activities                                 42,545           (10,264)         55,558
                                                                                   -----------      ------------      ----------

INVESTING ACTIVITIES
Capital expenditures                                                                  (158,874)         (139,871)       (124,414)
Proceeds from sale of venture funds                                                      1,619                --              --
Proceeds from sale of retail propane assets                                              4,050                --              --
Payment for purchase of ACI--net of cash acquired (Note 2)                              (2,990)               --              --
Other investing activities                                                                  --               451              --
                                                                                   -----------      ------------      ----------
    Net Cash Used in Investing Activities                                             (156,195)         (139,420)       (124,414)
                                                                                   -----------      ------------      ----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (b)                                     8,168             5,119          (9,322)
Cash and Cash Equivalents at Beginning of Year (b)                                       9,708             4,589          13,911
                                                                                   -----------      ------------      ----------
Cash and Cash Equivalents at End of Year (b)                                          $ 17,876         $   9,708       $   4,589
                                                                                   ===========      ============      ==========
(a) Includes amounts charged to other accounts.
(b) Cash equivalents are highly liquid investments with a maturity of three months or less when purchased.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Income taxes paid                                                                     $ 32,925         $  37,494       $  41,993
Interest paid                                                                         $ 37,811         $  33,662       $  30,859

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                          Washington Gas Light Company

                    CONSOLIDATED STATEMENTS OF CAPITALIZATION

September 30,                                                                      1998                          1997
------------------------------------------------------------------------------------------------------------------------------
                                                                                         (Dollars in Thousands)
COMMON SHAREHOLDERS' EQUITY (See Statements and Note 5)
  Common stock, $1 par value, authorized 80,000,000 shares,
    issued 43,954,658 and 43,742,148 shares, respectively                  $ 43,955                       $ 43,742
  Paid-in capital                                                           310,477                        305,123
  Retained earnings                                                         258,315                        243,175
  Deferred compensation                                                      (1,948)                        (2,022)
  Treasury stock--at cost, 115,205 and 42,632 shares, respectively           (3,044)                          (983)
                                                                       ------------                  -------------
        Total Common Shareholders' Equity                                   607,755       57.1%            589,035       56.2%
                                                                       ------------    -------       -------------    -------


PREFERRED STOCK without par value,
  authorized 1,500,000 shares, issued and outstanding
    $4.80 series, 150,000 shares                                             15,000                         15,000
    $4.25 series, 70,600 shares                                               7,173                          7,173
    $5.00 series, 60,000 shares                                               6,000                          6,000
    $4.36 convertible series, 1,942 and 1,994 shares, respectively              194                            199
    $4.60 convertible series, 569 and 576 shares, respectively                   57                             58
                                                                       ------------                  -------------
        Total Preferred Stock                                                28,424        2.7              28,430        2.7
                                                                       ------------    -------       -------------    -------


LONG-TERM DEBT (Note 4)
  First Mortgage Bonds
    8-5/8% series due March 1, 2017                                           4,000                          8,000
    8-3/4% series due July 1, 2019                                           39,000                         50,000
                                                                       ------------                  -------------
                                                                             43,000                         58,000
                                                                       ------------                  -------------
  Unsecured Medium-Term Notes
    Due fiscal year 1998, 6.43% to 8.00%                                         --                         15,800
    Due fiscal year 1999, 6.50% to 7.97%                                     21,700                         21,700
    Due fiscal year 2002, 6.90% to 7.56%                                     42,600                         45,600
    Due fiscal year 2003, 6.90%                                               5,000                          5,000
    Due fiscal year 2008, 6.51% to 6.61%                                     20,100                         20,100
    Due fiscal year 2022, 6.94% to 6.95%                                      5,000                          5,000
    Due fiscal year 2023, 6.50% to 7.04%                                     50,000                         30,000
    Due fiscal year 2024, 6.95%                                              36,000                         36,000
    Due fiscal year 2025, 6.50% to 7.76%                                     40,000                         40,000
    Due fiscal year 2026, 6.15%                                              50,000                         50,000
    Due fiscal year 2027, 6.40% to 6.82%                                    125,000                        125,000
    Due fiscal year 2028, 6.57% to 6.85%                                     52,000                             --
                                                                       ------------                  -------------
                                                                            447,400                        394,200
                                                                       ------------                  -------------

  Other long-term debt                                                        3,086                            952
  Unamortized premium and (discount)--net                                      (739)                          (715)
  Less current maturities                                                    64,106                         20,862
                                                                       ------------                  -------------
        Total Long-Term Debt                                                428,641       40.2             431,575       41.1
                                                                       ------------    -------       -------------    -------
          Total Capitalization                                           $1,064,820      100.0%         $1,049,040      100.0%
                                                                       ============    =======       =============    =======


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                          Washington Gas Light Company

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                    Common Stock Issued
                                             ------------------------------------       Paid-in            Retained
                                                Shares               Amount             Capital            Earnings
--------------------------------------------------------------------------------------------------------------------------
                                                                         (Dollars in Thousands)
BALANCE SEPTEMBER 30, 1995                        42,944,831            $42,945            $289,285           $182,733
  Net income                                              --                 --                  --             81,591
  Common stock expense                                    --                 --                  (9)                --
  Deferred compensation                              127,100                127               2,420                 --
  Director compensation plan                           1,603                  2                  34                 --
  Employee compensation                               45,313                 45                 901                 --
  Dividend reinvestment plan                         484,415                485              10,007                 --
  Employee savings plans                             120,362                120               2,025                 --
  Conversion of preferred stock                        3,229                  3                  28                 --
  Dividends declared:
    Common stock ($1.1350 per share)                      --                 --                  --            (49,366)
    Preferred stock                                       --                 --                  --             (1,332)
                                             ---------------       ------------      --------------      -------------


BALANCE SEPTEMBER 30, 1996                        43,726,853             43,727             304,691            213,626
  Net income                                              --                 --                  --             82,019
  Common stock expense                                    --                 --                  (3)                --
  Deferred compensation                                   --                 --                 128                 --
  Director compensation plan                              --                 --                  --                 --
  Dividend reinvestment plan                           7,861                  8                 166                 --
  Employee savings plans                               6,356                  6                 132                 --
  Conversion of preferred stock                        1,078                  1                   9                 --
  Dividends declared:
    Common stock ($1.1700 per share)                      --                 --                  --            (51,139)
    Preferred stock                                       --                 --                  --             (1,331)
                                             ---------------       ------------      --------------      -------------


BALANCE SEPTEMBER 30, 1997                        43,742,148             43,742             305,123            243,175
  Net income                                              --                 --                  --             68,629
  Deferred compensation                                   --                 --                 255                 --
  Director compensation plan                              --                 --                  21                 --
  Dividend reinvestment plan                         188,812                189               4,500                 --
  Employee savings plans                              23,090                 23                 573                 --
  Conversion of preferred stock                          608                  1                   5                 --
  Common stock repurchased                                --                 --                  --                 --
  Dividends declared:
    Common stock ($1.1950 per share)                      --                 --                  --            (52,158)
    Preferred stock                                       --                 --                  --             (1,331)
                                             ---------------       ------------      --------------      -------------



BALANCE SEPTEMBER 30, 1998                        43,954,658            $43,955            $310,477           $258,315
                                             ===============       ============      ==============      =============


                                              Deferred           Treasury
                                             Compensation          Stock             Total
----------------------------------------------------------------------------------------------
                                                           (Dollars in Thousands)
BALANCE SEPTEMBER 30, 1995                       $(1,680)          $ (239)           $513,044
  Net income                                          --               --              81,591
  Common stock expense                                --               --                  (9)
  Deferred compensation                           (1,017)            (299)              1,231
  Director compensation plan                          --               --                  36
  Employee compensation                               --               --                 946
  Dividend reinvestment plan                          --               --              10,492
  Employee savings plans                              --               --               2,145
  Conversion of preferred stock                       --               --                  31
  Dividends declared:
    Common stock ($1.1350 per share)                  --               --             (49,366)
    Preferred stock                                   --               --              (1,332)
                                             -----------      -----------       -------------


BALANCE SEPTEMBER 30, 1996                        (2,697)            (538)            558,809
  Net income                                          --               --              82,019
  Common stock expense                                --               --                  (3)
  Deferred compensation                              675             (478)                325
  Director compensation plan                          --               33                  33
  Dividend reinvestment plan                          --               --                 174
  Employee savings plans                              --               --                 138
  Conversion of preferred stock                       --               --                  10
  Dividends declared:
    Common stock ($1.1700 per share)                  --               --             (51,139)
    Preferred stock                                   --               --              (1,331)
                                             -----------      -----------       -------------


BALANCE SEPTEMBER 30, 1997                        (2,022)            (983)            589,035
  Net income                                          --               --              68,629
  Deferred compensation                               74              100                 429
  Director compensation plan                          --               82                 103
  Dividend reinvestment plan                          --               --               4,689
  Employee savings plans                              --               97                 693
  Conversion of preferred stock                       --               --                   6
  Common stock repurchased                            --           (2,340)             (2,340)
  Dividends declared:
    Common stock ($1.1950 per share)                  --               --             (52,158)
    Preferred stock                                   --               --              (1,331)
                                             -----------      -----------       -------------



BALANCE SEPTEMBER 30, 1998                       $(1,948)         $(3,044)           $607,755
                                             ===========      ===========       =============

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                          Washington Gas Light Company

                     CONSOLIDATED STATEMENTS OF INCOME TAXES

                                                                     1998                    1997                    1996
------------------------------------------------------------------------------------------------------------------------------
                                                                                     (Dollars in Thousands)
INCOME TAX EXPENSE, YEARS ENDED SEPTEMBER 30 (Note 6),
  Charged to other operating expenses
    Current                                                          $28,226                  $39,674                 $39,224
                                                                 -----------              -----------             -----------
    Deferred
      Accelerated depreciation                                        11,550                   10,438                   9,761
      Losses/gains on reacquired debt                                    556                      233                    (112)
      Deferred gas costs                                                 473                   (4,283)                 11,260
      Pensions and other employee benefit costs                          879                    1,472                    (132)
      Demand-side management costs                                      (414)                     281                    (481)
      Inventory overheads                                               (962)                    (562)                 (4,232)
      Other                                                           (1,368)                   1,565                  (4,940)
                                                                 -----------              -----------             -----------
        Total Deferred Income Tax Expense                             10,714                    9,144                  11,124
                                                                 -----------              -----------             -----------
    Amortization of investment tax credits                              (934)                    (954)                   (972)
                                                                 -----------              -----------             -----------
                                                                      38,006                   47,864                  49,376
                                                                 -----------              -----------             -----------
  Charged to other income (loss)--net
    Current                                                            1,459                     (713)                   (842)
    Deferred                                                             341                    1,290                     213
                                                                 -----------              -----------             -----------
                                                                       1,800                      577                    (629)
                                                                 -----------              -----------             -----------
        Total Income Tax Expense                                     $39,806                  $48,441                 $48,747
                                                                 ===========              ===========             ===========


                                                              1998                       1997                      1996
---------------------------------------------------------------------------------------------------------------------------------
RECONCILIATION BETWEEN THE STATUTORY FEDERAL INCOME
  TAX RATE AND THE EFFECTIVE TAX RATE
    Income tax at statutory federal income tax rate     $37,952        35.00%     $45,661        35.00%     $45,618        35.00%
    Increases (decreases) in tax resulting from:
      Accelerated depreciation less amount deferred       2,655         2.44        2,639         2.02        2,705         2.08
      Amortization of investment tax credits               (934)        (.86)        (954)        (.73)        (972)        (.75)
      Cost of removal                                      (566)        (.52)        (588)        (.45)        (431)        (.33)
      State income taxes                                  1,840         1.70        2,036         1.56        2,180         1.67
      Other items--net                                   (1,141)       (1.05)        (353)        (.27)        (353)        (.27)
                                                     ----------     --------    ---------     --------    ---------      -------
        Income Tax Expense and Effective Tax Rate       $39,806        36.71%     $48,441        37.13%     $48,747        37.40%
                                                     ==========     ========    =========     ========    =========      =======

                                                                               1998                                  1997
----------------------------------------------------------------------------------------------------------------------------------

ACCUMULATED DEFERRED INCOME TAXES AT SEPTEMBER 30,                   Current       Non-current           Current      Non-current
                                                                     --------     -------------        ----------    -------------
  Deferred Income Tax Assets:
    Pensions and other employee benefit costs                          $ 5,038          $ 3,384            $ 5,650         $ 3,898
    Uncollectible accounts                                               2,131               --              2,766              --
    Inventory overheads                                                 10,921               --              9,734              --
    Valuation allowance                                                     --             (943)                --          (2,670)
    Other                                                                  878           12,432              1,129          12,807
                                                                     ---------    -------------        -----------   -------------
        Total Assets                                                    18,968           14,873             19,279          14,035
                                                                     ---------    -------------        -----------   -------------
  Deferred Income Tax Liabilities:
    Accelerated depreciation                                                --          132,080                 --         120,620
    Losses/gains on reacquired debt                                         --            3,669                 --           3,125
    Construction overheads                                                  --            2,748                 --           2,914
    Income taxes recoverable through future rates                           --           15,161                 --          16,284
    Deferred gas costs                                                   2,631            1,273              1,832           1,599
    Demand-side management costs                                            --            7,516                 --           7,541
    Other                                                                   --           (2,055)                --          (1,366)
                                                                     ---------    -------------        -----------   -------------
        Total Liabilities                                                2,631          160,392              1,832         150,717
                                                                     ---------    -------------        -----------   -------------
        Net Accumulated Deferred Income Tax Assets (Liabilities)       $16,337        $(145,519)           $17,447       $(136,682)
                                                                     =========    =============        ===========   =============



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            Washington Gas Light Company

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

NATURE OF OPERATIONS

Washington Gas Light Company (company) is a public utility that delivers and sells natural gas to metropolitan Washington, D.C. and adjoining areas in Maryland and Virginia. At September 30, 1998, a distribution subsidiary, Shenandoah Gas Company (Shenandoah Gas), served portions of Virginia and West Virginia. Please refer to Note 13 to the Consolidated Financial Statements for a discussion of a recent agreement to dispose of Shenandoah Gas' West Virginia assets. The company also owns a subsidiary that operates an underground storage field on behalf of the company. At September 30, 1998, the company and its distribution subsidiary served nearly 820,000 customer meters. Therms delivered to firm customers accounted for 72% of the company's total therms delivered in fiscal year 1998, and the company is not dependent on one customer or group of customers.

   The company's unregulated subsidiaries are organized under a wholly owned subsidiary, Washington Gas Resources Corp (WGR). A gas-marketing subsidiary, Washington Gas Energy Services, Inc. (WGES), engages in the sale of gas in competition with unregulated marketers and unregulated marketing subsidiaries of other utility companies. Other energy-related activities of the company and its subsidiaries include: (1) providing commercial energy services by designing and renovating mechanical heating, ventilating and air conditioning systems; and (2) the financing of gas appliances and certain other equipment for residential and small commercial customers. During fiscal year 1998, WGR acquired an additional energy-related business, as more fully discussed in Note 2 to the Consolidated Financial Statements.

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

REGULATED OPERATIONS

The company and its utility subsidiaries account for their regulated operations in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), as amended and supplemented by subsequently issued standards. These standards set forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the rate-setting process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this results, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses as those same amounts are reflected in rates charged to customers. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). As required by SFAS No. 71 (as amended and supplemented), the company monitors the regulatory and competitive environment in which it operates to determine that its regulatory assets continue to be probable of recovery. If the company were to determine that a regulatory asset is no longer probable of recovery, it would write off the asset against earnings. At present, the company believes that the provisions of SFAS No.71 continue to apply to its regulated operations.

   The amounts recorded as regulatory assets and regulatory liabilities in the Consolidated Balance Sheets at September 30, 1998 and 1997 follow:

(Millions)                                       1998        1997
--------------------------------------------------------------------
REGULATORY ASSETS:
Income tax-related amounts
  due from customers (Note 6)                   $ 36.2       $ 38.0
Demand-side management
  costs due from customers                        21.4         21.7
Other postretirement benefit costs (Note 8)       11.8         13.2
Losses on reacquired debt (Note 10)                9.9         10.1
Gas costs due from customers                       9.9          9.4
Environmental response costs (Note 9)              8.5         10.2
Federal Energy Regulatory Commission
  Order No. 636 transition costs due
  from customers (Note 10)                         3.7          4.0
Purchased gas costs                                3.6          4.5
Other                                              0.3          0.3
                                                ------       ------
                                                $105.3       $111.4
                                                ======       ======
REGULATORY LIABILITIES:
Income tax-related amounts
  due to customers (Note 6)                     $ 21.1       $ 21.7
Gas costs due to customers                         5.7          2.4
Refunds due to customers                           1.4          6.1
Demand-side management costs due to customers      0.8          1.1
Other                                              4.6          3.1
                                                ------       ------
                                                $ 33.6       $ 34.4
                                                ======       ======

                          Washington Gas Light Company



PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at original cost including labor, materials, taxes and overheads. The company capitalizes an Allowance for Funds Used During Construction (AFUDC) as a component of construction overheads. The company capitalized AFUDC of $815,000, $411,000, and $465,000 in 1998, 1997 and
1996, respectively.

   For its utility operations, the company charges the original cost of depreciable units of plant retired, together with the cost of removal, net of salvage, to accumulated depreciation. Maintenance and repairs are charged to operating expenses, except that charges applicable to transportation and power-operated equipment are allocated to operating expenses, construction and other accounts based on the use of such equipment. Betterments and renewals are capitalized. Depreciation applicable to the company's gas plant in service is calculated primarily on a straight-line remaining life basis. The composite depreciation rate was 2.93% for 1998, 2.94% for 1997 and 2.96% for 1996. The company periodically reviews the adequacy of its depreciation rates by considering estimated remaining lives and other factors.

REVENUE AND COST RECOGNITION

Included in Operating Income

Revenues. For regulated deliveries of natural gas, the company reads meters and bills customers on a cycle basis. It accrues revenues for gas delivered but not yet billed.

   Cost of Gas. The company's jurisdictional tariffs contain gas cost mechanisms that provide for the recovery of the invoice cost of gas applicable to firm customers. Under these mechanisms, the company periodically adjusts its rates to firm customers to reflect increases and decreases in the invoice cost of gas. Annually, the company reconciles the differences between the total gas costs collected from firm customers and the invoice cost of gas. The company defers any excess or deficiency and recovers from or refunds to customers the deferred balance over a subsequent twelve-month period. The captions "Gas costs due from customers" and "Gas costs due to customers" in the Consolidated Balance Sheets reflect amounts related to these reconciliations.

Included in Other Income

Energy Marketing. WGES, the company's gas-marketing subsidiary, sells natural gas to residential, commercial and industrial customers both inside and outside of the company's service territory on an unregulated basis. Customer contracts provide for WGES to bill customers based on: (1) quantities delivered to the entry point of the local utility's distribution system; or (2) customer metered usage. WGES recognizes revenues based on the amounts billed to customers.

   WGES purchases gas for delivery to the entry point of the local utility's distribution system; however, the amounts actually delivered to customers may differ. For sales contracts based on quantities delivered to the entry point of the local utility's distribution system, WGES records gas costs based on the cost of gas delivered to the local utility's distribution system. For sales contracts based on customers' metered usage, WGES estimates gas costs using the margin inherent in the contracts applied to the volumes metered. Any differences in gas costs invoiced and recorded as expense are deferred until the volumes are delivered to customers at a future date.

   Commercial Energy Services. The company's unregulated subsidiaries engaged in the designing and renovating of mechanical heating, ventilating and air conditioning systems enter into construction contracts as part of their business activities. These subsidiaries recognize income using the percentage-of-completion method for contracts with terms equal to or greater than one year.

   Under the percentage-of-completion method of accounting, the company records income as work on contracts progress. That income is based on a percentage of estimated total income using the percentage that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete. Under this method, current assets may include costs and recognized income not yet billed, with respect to certain contracts; and current liabilities may include billings in excess of costs and recognized income with respect to other contracts. When the current estimate of total contract costs indicates a loss, provision is made for the loss on the entire contract.

RATE REFUNDS DUE TO CUSTOMERS

The company records a provision for rate refunds for the difference between the amount it is collecting in rates subject to refund and the amount expected to be recovered as a result of a final regulatory decision. At September 30, 1998, the company was not collecting any rates subject to refund.

REACQUISITION OF LONG-TERM DEBT

Gains or losses resulting from the reacquisition of long-term debt are deferred for book purposes and amortized over future periods as adjustments to interest expense in accordance with established regulatory practice. The company realized and deferred losses of $0.5 million in 1998, $1.7 million in 1997 and $2.3 million in 1996. For income tax purposes, the company recognizes these gains and losses when the debt is legally retired. Additional discussion of losses on reacquired debt is included in Note 10 to the Consolidated Financial Statements.

DERIVATIVE ACTIVITIES

The company's derivative activities currently encompass hedge transactions designed to manage interest rate risk associated with planned issuances of Medium-Term Notes (MTNs). The company's interest costs associated with issuing MTNs reflect coupon spreads over comparable maturity U.S. Treasury yields plus additional costs for issuing corporate debt. During fiscal year 1998, in order to lock in the U.S. Treasury yield for planned issuances of MTNs, the company entered into agreements for the forward sale of U.S. Treasury notes at a fixed price. The company accounts for these forward sales as hedges of anticipated transactions in accordance with Statement of Financial Accounting Standards No. 80, "Accounting for

                          Washington Gas Light Company



Futures Contracts" (SFAS No. 80). When the company settles hedge transactions as part of issuances of MTNs, it recognizes the related gains and losses as MTN issuance costs. If the company were to terminate a hedge agreement without issuing MTNs, the gain or loss would be recognized in earnings immediately. See
Note 4 to the Consolidated Financial Statements for a discussion of interest rate hedges outstanding at September 30, 1998.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement is effective for fiscal years beginning after June 15, 1999, and the company must adopt it no later than fiscal year 2000. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The company is reviewing SFAS No. 133 and does not currently expect it to materially impact its financial condition or results of operations.

2. ACQUISITIONS AND DISPOSITIONS

ACQUISITION OF SUBSIDIARY

On March 25, 1998, WGR acquired a 100% interest in American Combustion, Inc. and American Combustion Industries, Inc. The two companies are jointly operated under the name ACI. ACI is a heating, ventilating and air-conditioning contracting firm serving commercial customers in the Washington, D.C. metropolitan area. The company purchased ACI with $3.0 million in cash and the issuance of a $2.0 million promissory note that is being repaid in monthly installments over two years. The company accounted for the acquisition using the purchase method of accounting. The excess of the purchase price over net assets acquired was recognized as goodwill and is being amortized on a straight-line basis over fifteen years. The Consolidated Financial Statements include the accounts of ACI since the date of acquisition. The effect of the acquisition is not material to the company's results of operations or financial position and, therefore, pro forma financial information is not presented.

DISPOSITION OF RETAIL PROPANE ASSETS

On May 1, 1998, the company sold all of its retail propane assets for $4.1 million, recognizing a gain of $2.5 million ($1.6 million after income taxes). In fiscal year 1997, net income from propane sales amounted to less than one-half of 1% of the company's total net income.

3. SHORT-TERM DEBT

The company satisfies its short-term financing requirements through the sale of commercial paper or bank borrowings. The company maintains credit lines and a revolving credit agreement to support its outstanding commercial paper and to permit short-term borrowing flexibility. The table below summarizes the major terms of financing options available to the company at September 30, 1998:

Description/              Commitment or Facility
Amount of Credit              Fees per Annum             Expiration Date
---------------------------------------------------------------------------
Permanent Lines of Credit:
  $  5 million                    0.07%                   June 29, 1999
  $ 10 million                    0.04%                   June 29, 1999
  $ 10 million                    0.07%                   June 30, 1999

Seasonal Lines of Credit:

  $  5 million                    0.07%                   April 1, 1999
                              if activated
  $ 10 million                    0.07%                  April 30, 1999
                              if activated

Revolving Credit Agreement:
  $160 million                    0.04%                    May 22, 1999

   At September 30, 1998, the permanent lines of credit were unused. The seasonal lines of credit became available on October 1, 1998 and are available during most of the heating season.

   The short-term revolving credit agreement is provided by a group of banks. The company can reduce the amount of the commitment at its option. Under the agreement, the banks apply the facility fees to the daily average amount of the commitment. The agreement allows for an annual extension by mutual agreement, with an ultimate termination date no later than May 26, 2000.

   Collectively, the borrowing options under the bank lines of credit and the revolving credit agreement include the prime lending rate, as well as rates based on certificates of deposit and London Interbank Offered Rates.

   At September 30, 1998, the company and its subsidiaries had $124.9 million in short-term debt outstanding, excluding current maturities of long-term debt, at a weighted-average cost of 5.71%. At September 30, 1997, the company had $67.9 million in short-term debt outstanding, excluding current maturities of long-term debt, at a weighted-average cost of 5.68%.

                          Washington Gas Light Company



4. LONG-TERM DEBT

FIRST MORTGAGE BONDS

The company's Mortgage dated January 1, 1933 (Mortgage), as supplemented and amended, securing the First Mortgage Bonds (FMBs) issued by the company, constitutes a direct lien on substantially all property and franchises owned by the company other than expressly excepted property.

UNSECURED MEDIUM-TERM NOTES

The company issues unsecured MTNs whose terms are individually set as to interest rate, maturity and any call or put option. These notes can have maturity dates of one or more years from date of issuance. The company can not issue any FMBs under its Mortgage without making effective provision whereby any outstanding MTNs shall be secured equally and ratably with any and all other obligations and indebtedness secured by the Mortgage. At September 30, 1998 and 1997, the weighted-average interest rate on all outstanding MTNs was 6.77% and 6.81%, respectively.

   In fiscal year 1998, the company issued a total of $72.0 million in MTNs. The table below summarizes the terms of each MTN issuance. For certain of these MTNs, as indicated below, the company has an option to redeem the MTNs at any time, as a whole or in part, at the greater of: (1) par value; or (2) the price implied in the yield to maturity, plus 20 basis points, of a comparable-maturity U.S. Treasury security.

MEDIUM-TERM NOTES ISSUED

                                               Fiscal Year    Redeemable
                       Amount of     Coupon      Maturity      Prior To
Date Issued            Issuance       Rate         Date        Maturity
--------------------------------------------------------------------------
January 1998         $10 million      6.57%        2028         No
February 1998         12 million      6.72%        2028         Yes
March 1998             4 million      6.85%        2028         Yes
March 1998            26 million      6.81%        2028         Yes
March 1998            20 million      6.65%        2023         Yes
                     -----------
Total                $72 million
                     ===========



INTEREST RATE HEDGES

At September 30, 1998, the company had two interest rate hedge agreements outstanding in connection with planned issuances of MTNs. As described in Note 1 to the Consolidated Financial Statements, the company accounted for these agreements as hedges of anticipated transactions in accordance with SFAS No. 80. Any gain or loss associated with settlement of these hedge agreements is recognized as an MTN debt issuance cost.

   On June 15, 1998, in order to lock in the Treasury yield for the anticipated issuance of $25 million of 10-year MTNs in November 1998, the company entered into an agreement that reflects the forward sale of $24,875,000 of 10-year U.S. Treasury notes at a fixed price to be paid on November 3, 1998. The company unwound its hedge position concurrent with the issuance of $25 million of MTNs in October 1998. The notes have a 10-year nominal life and a coupon rate of 5.49%. The $2.1 million loss associated with the settlement of this hedge agreement was recorded as a debt issuance cost and will be amortized over the life of the MTNs. The effective cost of the debt is 6.74%.

   The company has $39 million of 8-3/4% FMBs that can be called by the company, or put to the company on July 1, 1999. On September 2, 1998, in order to lock in the Treasury yield for an anticipated $39 million MTN issuance which will be used to refund the 8-3/4% FMBs, the company entered into an agreement that reflects the forward sale of $40 million of 10-year U.S. Treasury notes at a fixed price to be paid on July 1, 1999.

MATURITIES AND SINKING FUND REQUIREMENTS

The amount of maturities and sinking fund requirements on long-term debt for the ensuing five-year period at September 30, 1998 is $64.1 million in 1999, $2.9 million in 2000, $0.1 million in 2001, $47.7 million in 2002, and $35.1 million in 2003.

5. COMMON STOCK AND EARNINGS PER SHARE

COMMON STOCK OUTSTANDING

Shares of Common Stock outstanding, net of Treasury stock, were 43,839,453 at September 30, 1998, 43,699,516 at September 30, 1997, and 43,703,476 at
September 30, 1996.

COMMON STOCK RESERVES

At September 30, 1998, there were 1,418,795 authorized but unissued shares of Common Stock reserved as follows:

Dividend Reinvestment and
  Common Stock Purchase Plan                 746,942
Employee Savings Plans                       205,392
Long-Term Incentive Compensation Plan        391,050
Directors' Stock Compensation Plan            33,083
Conversion of Convertible Preferred Stock     42,328
                                           ---------
Total                                      1,418,795
                                           =========


STOCK-BASED COMPENSATION

The company periodically provides compensation in the form of Common Stock to certain employees and company directors. This stock-based compensation is designed to promote the long-term success of the company by recruiting and retaining employees, and giving certain employees and company directors an ownership interest in the company. Each of the company's stock-based compensation arrangements is discussed more fully below.

                          Washington Gas Light Company

   As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) in accounting for its stock-based compensation. Because the company values shares that it grants as stock-based compensation at fair value (market value) on the grant date in determining compensation expense, net income and earnings per share for fiscal years 1998, 1997 and 1996 are the same under the expense recognition provisions of both APB No. 25 and SFAS No. 123.

Restricted Stock Granted to Employees

The company has granted restricted stock to participants in the Long-Term Incentive Compensation Plan (LTICP) and to certain non-LTICP employees. These shares are subject to restrictions on vesting, sale and transferability. Restrictions lapse with the passage of time. As the restrictions on vesting lapse, the company recognizes expense ratably over the restriction period. This expense amounted to $955,000 in 1998, $952,000 in 1997 and $1,498,000 in 1996.
The company holds the certificates for restricted stock until they are fully vested, but the recipients are entitled to full dividend and voting rights during this period. The following table summarizes the grants of restricted stock over the past three fiscal years. Shares granted in 1998 and 1997 were previously held as Treasury stock.

                                         1998      1997       1996
---------------------------------------------------------------------
Shares of Restricted Stock Granted      32,350    17,850     127,100
Weighted-Average Fair Value
  of Stock on Grant Dates               $27.21    $22.16      $20.08



Other Employee Stock Grants

In fiscal year 1996, the company made the following stock grants to employees:
(1) stock granted to certain employees through the Savings Plan, as described in
Note 8 to the Consolidated Financial Statements; and (2) a stock grant of 45,313 shares to eligible employees, at a weighted-average fair value on the grant date of $20.87 per share, for a total expense of approximately $946,000. These shares of stock were not subject to any restrictions.

Stock Grants to Directors

Non-employee directors receive a portion of their annual retainer fee in the form of common stock through the Directors' Stock Compensation Plan. Shares granted to directors totaled 3,725 in 1998, 1,589 in 1997 and 1,603 in 1996. The fair value of the stock on the grant date was $27.31 in 1998, $21.94 in 1997 and $21.81 in 1996. Shares granted in 1998 and 1997 were previously held as Treasury stock. Shares awarded to the participants are immediately vested and nonforfeitable, may be sold or transferred and have voting and dividend rights.

EARNINGS PER SHARE

The company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" in the first quarter of fiscal year 1998. Basic and diluted earnings per share (EPS) for the fiscal years ended September 30, 1997 and 1996 are the same as previously reported primary and fully diluted EPS, respectively, for those periods. Basic EPS is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the period. Diluted EPS assumes conversion of convertible preferred stock at the beginning of the applicable fiscal year. EPS calculations for the last three fiscal years are shown below:

                                                                 Per Share
For the Year Ended September 30, 1998     Income      Shares      Amount
----------------------------------------------------------------------------
(Thousands, Except Per Share Data)
BASIC EPS:
Net Income Applicable
  to Common Stock                          $67,298     43,691       $1.54
Effect of Dilutive Securities:
  $4.60 and $4.36 Convertible
  Preferred Stock, Assuming
  Conversion on October 1, 1997                 11         26
                                           -------     ------
DILUTED EPS:
Net Income Applicable to Common
  Stock Plus Assumed Conversions           $67,309     43,717       $1.54
                                           =======     ======       =====

For the Year Ended September 30, 1997
----------------------------------------------------------------------------
BASIC EPS:
Net Income Applicable
  to Common Stock                          $80,688     43,706       $1.85
Effect of Dilutive Securities:
  $4.60 and $4.36 Convertible
  Preferred Stock, Assuming
  Conversion on October 1, 1996                 11         27
                                           -------     ------
DILUTED EPS:
Net Income Applicable to Common
  Stock Plus Assumed Conversions           $80,699     43,733       $1.85
                                           =======     ======       =====

For the Year Ended September 30, 1996
----------------------------------------------------------------------------
BASIC EPS:
Net Income Applicable
  to Common Stock                          $80,259     43,360       $1.85
Effect of Dilutive Securities:
  $4.60 and $4.36 Convertible
  Preferred Stock, Assuming
  Conversion on October 1, 1995                 12         31
                                           -------     ------
DILUTED EPS:
Net Income Applicable to Common
  Stock Plus Assumed Conversions           $80,271     43,391       $1.85
                                           =======     ======       =====

                          Washington Gas Light Company



6. INCOME TAXES

The company and its subsidiaries file a consolidated federal income tax return. The company's federal income tax returns for all years through September 30, 1994 and for the year ended September 30, 1996 have been reviewed and closed or closed without review by the Internal Revenue Service.

   The company is amortizing investment tax credits as credits to income over the estimated service lives of the related properties.

   The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.
109). Under SFAS No. 109, deferred income taxes are recognized for all temporary differences between the financial statement and tax basis of assets and liabilities at currently enacted income tax rates.

   SFAS No. 109 required recognition of the additional deferred income tax assets and liabilities for temporary differences for which deferred income tax treatment was prohibited for ratemaking purposes. Regulatory assets or liabilities corresponding to such additional deferred tax assets or liabilities are recorded to the extent the company believes they will be recoverable from or be payable to customers through the ratemaking process. The company's regulatory assets and liabilities associated with income taxes due from and to customers at September 30, 1998 and 1997, are shown in Note 1 to the Consolidated Financial Statements. Amounts applicable to income taxes due from and to customers primarily represent differences between the book and tax basis of net utility plant in service.

   The Consolidated Statements of Income Taxes on page 42 show the components of income tax expense, a reconciliation between income tax expense computed by using the statutory federal income tax rate and the actual income tax expense recorded, and the components of accumulated deferred income tax assets and liabilities at September 30, 1998 and 1997.

7. GENERAL TAXES

The company is subject to significant taxes that are not related to income. The amount of such general taxes recorded in the financial statements for the last three years is detailed in the following table:

Years Ended September 30,               1998      1997       1996
--------------------------------------------------------------------
(Millions)
Type of Tax:
  Gross receipts                        $44.2     $46.6      $44.1
  Property                               18.6      17.8       16.5
  Payroll                                 8.6       8.9        9.3
  Other                                   1.1       1.0        0.8
                                         ----      ----       ----
Total General Taxes                     $72.5     $74.3      $70.7
                                         ====      ====       ====
Allocation of Taxes:
  Charged to operating expenses         $69.2     $71.3      $68.6
  Charged to other income (loss)-net      1.4       1.0        0.3
  Charged to construction                 1.9       2.0        1.8
                                         ----      ----       ----
Total General Taxes                     $72.5     $74.3      $70.7
                                         ====      ====       ====

8. POSTEMPLOYMENT BENEFITS

PENSION BENEFITS

The company maintains a qualified, trusteed, noncontributory defined benefit pension plan covering all active and vested former employees of the company and its utility subsidiaries. Executive officers also participate in a nonfunded supplemental executive retirement plan (SERP). A trust has been established for the future funding of the SERP liability. It is the company's policy to fund pension costs accrued for the qualified plan to the extent allowable by law. Plan assets consist primarily of common stock and fixed income securities.

   Net periodic pension cost included the following components:

Years Ended September 30,                          1998     1997     1996
----------------------------------------------------------------------------
(Millions)
Service cost--benefits
  earned during the period                         $ 9.3    $ 7.8    $ 8.9
Interest cost on projected benefit obligation       32.2     28.7     27.0
Actual return on plan assets                       (67.0)   (87.7)   (54.5)
Net amortization and deferral                       25.7     46.8     17.6
                                                    ----     ----     ----
Net periodic pension (income) cost                 $ 0.2   $ (4.4)  $ (1.0)
                                                    ====     ====     ====
Expected long-term rate
  of return on plan assets                          8.25%    8.25%    8.25%
                                                    ====     ====     ====

   The following table sets forth the funded status of the plans at September 30, 1998 and 1997.

(Millions)                                              1998          1997
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                           $(403.8)      $(340.0)
                                                        =====         =====
  Accumulated benefit obligation                      $(429.7)      $(363.6)
                                                        =====         =====
  Projected benefit obligation                        $(495.4)      $(428.2)
Plan assets at market value                             631.2         591.4
                                                        -----         -----
Plan assets in excess of projected
  benefit obligation                                    135.8         163.2
Unrecognized net gains                                 (171.0)       (185.8)
Unrecognized prior service costs                         26.5          15.8
Unrecognized net asset at transition                     (7.8)        (10.2)
                                                        -----         -----
Accrued pension costs in the
  consolidated balance sheets                         $ (16.5)      $ (17.0)
                                                        =====         =====
Discount rate                                            6.50%         7.50%
                                                        =====         =====
Rate of compensation increase                            4.00%         4.50%
                                                        =====         =====

   In fiscal year 1998, the company amended its pension plan to enhance the pension benefit formula to participants. The amendment increased the projected benefit obligation by $12.8 million and increased the fiscal year 1998 pension expense by $2.5 million.

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

   Net periodic postretirement benefit cost included the following components:

Years Ended September 30,                     1998       1997        1996
---------------------------------------------------------------------------
(Millions)
Service cost--benefits attributed
  to service during the period                $ 4.5      $ 4.6       $ 4.9
Interest cost on accumulated
  postretirement benefit obligation            14.5       15.0        14.1
Actual return on plan assets                   (4.2)      (2.9)       (1.8)
Amortization of transition obligation           9.6        9.5         9.5
Other                                          (2.9)      (2.0)       (1.7)
                                              -----      -----       -----
Net periodic postretirement benefit cost       21.5       24.2        25.0
Amount capitalized as construction cost        (4.2)      (4.8)       (4.6)
Amount deferred as a regulatory asset-net
  (Note 10)                                     1.5       (0.7)       (2.0)
                                              -----      -----       -----
Amount charged to expense                     $18.8      $18.7       $18.4
                                              =====      =====       =====

   The following table sets forth the funded status of the trusteed plans at September 30, 1998 and 1997.

(Millions)                                           1998          1997
---------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                          $(119.2)      $ (98.9)
  Fully eligible active employees                     (14.3)        (15.2)
  Other active employees                              (91.1)        (84.0)
                                                    -------       -------
  Total accumulated postretirement
    benefit obligation                               (224.6)       (198.1)
Plan assets at fair value--invested
  primarily in debt securities                         83.5          66.4
                                                    -------       -------
Accumulated postretirement benefit
  obligation in excess of plan assets                (141.1)       (131.7)
Unrecognized net gains                                (23.6)        (42.2)
Unrecognized transition obligation                    143.0         152.6
                                                    -------       -------
Accrued postretirement benefit costs
  in the consolidated balance sheets                $ (21.7)      $ (21.3)
                                                    =======       =======
Discount rate                                          6.50%         7.50%
                                                    =======       =======
Rate of compensation increase                          4.00%         4.50%
                                                    =======       =======

   The assumed health care cost trend rates for fiscal year 1999 for Medicare eligible and non-Medicare eligible retirees are 6.25% and 7.50%, respectively; these rates are assumed to decrease gradually to 5.00% and 5.25%, respectively, in 2003 and remain at those levels thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. If the health care cost trend rate were increased by 1 percentage point in each year, the accumulated postretirement benefit obligation at September 30, 1998 would increase by $29.1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for fiscal year 1998 would rise by $2.8 million.

   Almost all of the estimated postretirement benefit costs and the transition obligation are applicable to the company's and its subsidiaries' rate-regulated activities. The Public Service Commission of the District of Columbia (PSC of
DC) granted the company recovery of postretirement benefit costs determined in accordance with generally accepted accounting principles (GAAP) through a five-year phase-in plan that ended September 30, 1998. The company deferred the difference generated during the phase-in period as a regulatory asset. Effective October 1, 1998, the PSC of DC granted the company full recovery of costs determined under GAAP plus a fifteen-year amortization of the regulatory asset established during the phase-in period. In an order dated September 28, 1995, the State Corporation Commission of Virginia (SCC of VA) granted the company recovery in accordance with a generic order allowing for recovery of costs determined under GAAP in rates, with the exception of allowing recovery of the transition obligation over forty years as opposed to the twenty-year maximum amortization allowed under GAAP. The Public Service Commission of Maryland (PSC of MD) has not rendered a decision to the company that specifically addresses recovery of postretirement benefit costs determined in accordance with GAAP; however, the level of rates the PSC of MD has allowed is sufficient to recover the cost determined under GAAP. The amount of postretirement benefit costs deferred as a regulatory asset at September 30, 1998 is $11.8 million, and the company expects that these costs will be recovered over a twenty-year period that began October 1, 1993.

   All of the regulatory commissions having jurisdiction over the company's rates require the company to fund amounts reflected in rates for postretirement benefits to irrevocable trusts. The expected long-term rate of return on the assets in the trust was 8.25% for 1998 and 1997. To the extent the income in the trusts is taxable, the income tax rate associated with the taxable portion of this return is assumed to be 39.6%.

EMPLOYEE SAVINGS PLANS

The company and its subsidiaries offer savings plans for eligible employees, covering all employee groups, that are designed to provide employees with an incentive to save and invest regularly. The plans are defined

                          Washington Gas Light Company



contribution plans, allowing salary deferral by participants from 1 percent to 14 percent of their salaries invested among various alternatives. An employer contribution, which varies by plan, ranges from 25% of the first 1.25%, to 100% of the first 4%, of employees' pre-tax contributions. For plans that allow employees to make after-tax contributions, the employer contribution is equal to 100 percent of the first 2 percent and 50 percent of the next 2 percent of the employees' after-tax contributions. Employer contributions can be invested among various alternatives.

   Contributions to the plans by the company and its subsidiaries for fiscal years 1998, 1997 and 1996 were $2.2 million each year. In fiscal year 1996, the company granted 100 shares of stock to the savings plan accounts of certain employees. The cost per share was $23.558, for total compensation expense to the company of $1.8 million.

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

   At one of the former MGP sites, studies show the presence of coal tar under the site and an adjoining property. The company's risk assessment study performed on the site shows that there is no unacceptable risk to human health or the environment. The company has taken steps to control the movement of contaminants into an adjacent river. A water treatment system removes and treats groundwater at the site. The company continues to advance discussions of remediation options with the appropriate governmental agency and the adjacent landowner. The company completed a feasibility study of remedial alternatives in fiscal year 1998 and submitted its recommended remedial action plan to the governmental agency. The company expects the governmental agency to issue a decision document outlining the appropriate remediation methodology.

   At a second former MGP site, tests identified tar products under the property, and a risk assessment showed that there was no unacceptable risk to human health or the environment. The company designed and installed a state-approved treatment and recovery system to recover free tar and continues to recover minimal volumes of tar products from pumping. The company will continue to pump tar, monitor the site and provide annual activity reports to the state's Department of the Environment.

   At a third former MGP site, initial studies identified that tar products are present under the property, and a risk assessment showed that there was no unacceptable risk to human health or the environment. The company completed and submitted a remedial investigation/feasibility study (RI/FS) to the appropriate state regulatory agency. The company has yet to receive any response from the state regarding its submission, but continues to monitor the site.

   At a fourth former MGP site and on an adjacent parcel of land, the company plans to apply for the state voluntary closure program, which will require some additional study to determine appropriate remediation.

   At a fifth former MGP site, a treatment system for contaminated groundwater has been operating for eight years. The company believes, at this time, that no additional action other than water treatment will be necessary.

   At a sixth former MGP site, a governmental authority has notified the company about the detection of tar in an adjacent river. At this time, the extent and nature of any contamination and the company's related obligation, if any, to perform remediation can not be determined. The company will continue its discussions with the governmental authority and may perform studies to assess the extent and nature of contamination as well as the need for remediation.

   Through September 30, 1998, the company had paid $10.5 million for environmental response costs. The company has recorded a liability of $9.1 million on an undiscounted basis at September 30, 1998 related to future environmental response costs. This estimate is primarily composed of the minimum liabilities associated with a range of environmental response costs expected to be incurred at five of the six sites described above. The company estimates the maximum liability associated with these sites to be approximately $18.6 million at September 30, 1998. The estimates were determined by the company's environmental experts based on experience in remediating MGP sites and advice from legal counsel and environmental consultants. Variations within the range of estimated liability result primarily from differences in the number of years that will be required to perform environmental response processes at each site (5 to 25 years) and the extent of remediation that may be required.

   The company believes, at this time, that no remediation of any of the remaining four sites will be necessary.

   Regulatory orders issued by the PSC of MD allow the company to recover the costs associated with the sites applicable to Maryland over periods ranging from five to thirty years. Orders issued by the PSC of DC allow the company a three-year recovery of prudently incurred environmental response costs and allow the company to defer additional costs incurred between rate cases. At September 30, 1998, there is no environmental regulatory asset subject to recovery in Virginia. The Public Service

                          Washington Gas Light Company



Commission of West Virginia (PSC of WVA) has allowed a subsidiary to recover a portion of environmental response costs.

   At September 30, 1998, the company has recorded a regulatory asset of $8.5 million for the portion of environmental response costs it believes are recoverable in rates. Based on existing knowledge, the company does not expect that the ultimate impact of these matters will have a materially adverse effect on its financial condition or results of operations.

10. COMMITMENTS AND CONTINGENCIES

The company is involved in certain legal and administrative proceedings concerning claims arising in the ordinary course of business. In the opinion of management, the company has recorded adequate provisions for probable losses related to these proceedings and management does not expect the final resolution of these matters will have a materially adverse effect on the company's financial position or results of operations.

TRANSFERS AND SERVICING OF FINANCIAL ASSETS

The company has extended credit to certain residential and small commercial customers to purchase gas appliances and equipment and energy conservation products. The company transfers with recourse certain of these accounts receivable to commercial banks. Effective for transfers after December 31, 1996, the company accounts for these transfers in accordance with Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (SFAS No. 125), which supersedes Statement of Financial Accounting Standards No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse" (SFAS No. 77).

   The company's transfers of receivables with recourse totaled $27.2 million in 1998, $33.0 million in 1997 and $30.5 million in 1996. The transfers after December 31, 1996 were recognized as a sale in accordance with SFAS No. 125 and in accordance with SFAS No. 77 for prior sales. Under the sales agreements with the banks, the company acts as an agent for the bank and services the receivables. At September 30, 1998, the company had a $1.4 million receivable representing the present value of estimated future net cash flows related to these sales. The company has also recognized a liability related to its estimated recourse obligation for sales of receivables in 1998 and 1997.

   Receivables transferred with recourse are considered financial instruments with off-balance sheet risk. At September 30, 1998, the company's exposure to credit loss in the event of non-performance by customers is represented by the $52.6 million balance of transferred receivables that remain outstanding, less the recourse obligation of $0.4 million (for transfers after December 31, 1996) and a provision for uncollectible accounts of $1.2 million (for transfers prior to January 1, 1997).

NATURAL GAS CONTRACTS

Regulated Operations

The company has 12 long-term natural gas purchase contracts with producers or marketers to purchase natural gas at market-sensitive prices. These contracts provide for commodity charges based upon an ascertainable index and either fixed reservation charges based on contracted minimum volumes or premiums built into volumetric charges. The contracts also provide for the company to pay monthly and/or annual deficiency charges if actual volumes fall below minimum levels. These gas purchase contracts have expiration dates ranging from fiscal years 1999 to 2004. At September 30, 1998, the company is required to make total fixed payments under these natural gas purchase contracts in the amount of approximately $25.8 million, including annual payments of $6.9 million in 1999, $6.5 million in 2000, $5.4 million in 2001, $3.9 million in 2002, and $3.0 million in 2003.

   At September 30, 1998, the company also had pipeline service agreements with four pipelines that serve the company directly and four upstream pipelines that provide for firm transportation and storage services. These agreements, which have expiration dates ranging from fiscal years 1999 to 2016, provide for the company to pay fixed monthly charges. The aggregate amount of required payments under the pipeline service agreements totals approximately $768 million at September 30, 1998, including required annual payments of $104 million in 1999, $103 million in 2000, $94 million in 2001, $83 million in 2002, and $76 million in 2003.

   The company recovers the costs incurred under these natural gas purchase contracts as part of the cost of gas through the gas cost recovery mechanisms included in the company's retail rate schedules in each jurisdiction in which the company operates.

Unregulated Operations

WGES, the company's gas-marketing subsidiary, has contracts to purchase fixed quantities of natural gas with terms of up to 24 months. Purchase contracts are designed to match the duration of WGES' sales commitments and to effectively lock in a margin on gas sales over the terms of existing sales contracts.

   At any point in time, WGES may have a difference between the volumes of natural gas committed to its customers and the volumes of purchase commitments. WGES' open position at September 30, 1998 was not material to the company's financial position or results of operations.

                          Washington Gas Light Company



FERC ORDER NO. 636 AND TRANSITION COSTS

On November 1, 1993, the Federal Energy Regulatory Commission (FERC) implemented Order No. 636 (Order). The Order removed the merchant function from interstate pipeline companies' operations and required them to provide storage and transportation services to gas shippers such as the company.

   The pipeline companies are incurring certain costs, known as transition costs, in connection with the implementation of the Order. Transition costs that the FERC considers to be prudently incurred can be recovered from customers of the pipelines, such as the company. Through September 30, 1998, the company had paid $47.2 million in such costs to six pipeline companies and currently estimates that additional transition costs to be assigned to the company will not be less than $3.7 million. The company has recorded a liability in the balance sheet at September 30, 1998 in this amount.

   The total level of transition costs that will ultimately be incurred by the company and reflected in the financial statements cannot be estimated at this time. This is because either the costs have yet to be incurred by the applicable pipeline companies, or the level of costs may be affected by requests pending or to be filed at FERC.

   The company is currently in the process of collecting transition costs paid to the pipeline companies through the gas cost recovery mechanisms of the company's retail rate schedules. At September 30, 1998, the company had recorded a regulatory asset of $3.7 million for amounts yet to be recovered from its customers.

VIRGINIA REGULATORY MATTERS

In those years when the company does not request a modification of its basic rates, the company is required to make a filing with the SCC of VA that provides the basis for the Staff of the Commission to make a recommendation to the SCC of VA on the reasonableness of the company's rates on a prospective basis (referred to as the company's Annual Information Filing).

Losses on Reacquired Debt

In August 1997, the Staff of the SCC of VA issued its report in response to the company's 1996 Annual Information Filing. They concluded that the company's calendar year 1996 earnings level (under an "earnings test," as defined by the Staff of the SCC of VA) effectively allowed the company to recover certain regulatory assets associated with losses on reacquired debt recorded on the company's books at December 31, 1996, and thus recommended that these regulatory assets should be written off. The company took exception to the Staff's report, and both the company and Staff participated in a hearing in which both parties presented their positions before a Hearing Examiner in October 1997. On June 25, 1998, the Hearing Examiner issued a report recommending that the SCC of VA order the company to write off the portion of the regulatory asset related to losses on reacquired debt incurred during the twelve months ended December 31, 1996. The company disagreed with the conclusions of the Hearing Examiner, and the company and the Staff filed comments with the SCC of VA on July 10, 1998.

   On August 6, 1998, the SCC of VA issued an order ruling that any regulatory assets associated with losses on reacquired debt incurred when the debt is refunded with new long-term debt are not subject to an earnings test and need not be written off. Additionally, the SCC of VA ruled that the company must file an earnings test with the Commission if it seeks to establish any new regulatory assets other than those associated with losses on reacquired debt refunded with new long-term debt. As a result of the August 6, 1998 order of the SCC of VA, the uncertainty regarding the status of regulatory assets associated with losses on reacquired debt applicable to the company's Virginia operations has been resolved in favor of the company.

SFAS No. 106 Costs

On September 25, 1998, the Staff of the SCC of VA issued a report in response to the company's 1997 Annual Information Filing recommending that the company eliminate a regulatory asset associated with implementation of SFAS No. 106. The company concluded that the Virginia regulatory asset related to the implementation of SFAS No. 106 did not meet the conditions for continued deferral under SFAS No. 71. Therefore, in the fourth quarter of fiscal year 1998, the company recorded a $1.6 million charge to write-off the Virginia regulatory asset related to the implementation of SFAS No. 106.

   The company believes, in accordance with SFAS No. 71, that its regulatory assets recorded as of September 30, 1998 applicable to operations in Virginia, are probable of future recovery.

11. ORGANIZATIONAL REDESIGN

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

                          Washington Gas Light Company



12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair value of the company's financial instruments at September 30, 1998 and 1997. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                     1998                       1997
                             ------------------------------------------------
                             Carrying      Fair        Carrying       Fair
(Millions)                    Amount       Value        Amount        Value
-----------------------------------------------------------------------------
Current assets                $127.2       $127.2      $ 94.4         $ 94.4
Current liabilities            345.0        345.0       240.0          240.0
Long-term debt                 428.6        462.2       431.6          437.1

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

13. SUBSEQUENT EVENTS

AGREEMENT TO SELL ASSETS

On November 2, 1998, Shenandoah Gas entered into an agreement to sell its natural gas utility assets located in West Virginia. According to this agreement, Shenandoah Gas will provide natural gas transportation service through its pipeline system in Virginia to the purchaser to assure continued natural gas service in the Eastern Panhandle of West Virginia.

   At September 30, 1998, Shenandoah Gas served 3,348 customers in Martinsburg and surrounding areas in Berkeley County, West Virginia. Shenandoah Gas will continue to provide natural gas utility service to its approximately 10,000 customers in the northern Shenandoah Valley of Virginia.

   In fiscal year 1998, Shenandoah Gas' natural gas therm deliveries in West Virginia represented less than two percent of the company's consolidated natural gas therm deliveries and less than one percent of associated consolidated revenues. Shenandoah Gas' West Virginia operations contributed approximately $200,000 (0.3%) to the company's fiscal year 1998 net income applicable to common stock. This represents less than one-half of one cent of basic and diluted earnings per average common share for fiscal year 1998. The sale is expected to generate a non-recurring loss, after applicable income taxes, of approximately $1.9 million or approximately $.04 per average common share in fiscal year 1999.

   The proposed transaction is subject to approval by the PSC of WVA. The transportation service to be provided by Shenandoah Gas to the purchaser is subject to approval by the FERC.

SALE OF COMMON STOCK

On November 12, 1998, the company offered publicly 2 million shares of common stock at $25.0625 per share. On November 18, 1998, the underwriters involved in the offering exercised their option to purchase an additional 300,000 shares from the company at the same price per share. Net proceeds from the sale will amount to $55,712,000, and will be used for general corporate purposes, including capital expenditures and working capital requirements.

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

/s/ JAMES H. DEGRAFFENREIDT, JR.
James H. DeGraffenreidt, Jr., Chairman of the Board and Chief Executive Officer

/s/ FREDERIC M. KLINE
Frederic M. Kline, Vice President, Treasurer and Chief Financial Officer


                        REPORT OF THE AUDIT REVIEW COMMITTEE

The Audit Review Committee of the Board of Directors of Washington Gas Light Company is comprised of four directors who are not employees of the company:
Karen Hastie Williams (Chair), Fred J. Brinkman, Daniel J. Callahan, III and Orlando W. Darden. The committee held five meetings during fiscal year 1998.

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

/s/ KAREN HASTIE WILLIAMS
Karen Hastie Williams, Chair, Audit Review Committee


                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Washington Gas Light Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Washington Gas Light Company (a District of Columbia and Virginia corporation) and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of income, cash flows, common shareholders' equity and income taxes for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Washington Gas Light Company and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP
Washington, D.C.

October 26, 1998 (except with respect to the matters discussed in Note 13, as to which the date is November 18, 1998).

                            Washington Gas Light Company

                  SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)


QUARTERLY FINANCIAL INFORMATION

In the opinion of the company, the quarterly financial information shown below includes all adjustments necessary for a fair presentation of such periods. Due to the seasonal nature of the company's business, there are substantial variations in operations reported on a quarterly basis.

                                                                  Quarter Ended

                                           Dec. 31          March 31          June 30           Sept. 30
------------------------------------------------------------------------------------------------------------
                                                        (Thousands, Except Per Share Data)
FISCAL YEAR 1998
Operating revenues                         $367,547         $390,221         $156,390           $126,460
Operating income (loss)                      47,702           61,701             (654)            (6,770)
Net income (loss)                            38,123           53,729           (7,022)           (16,201)
Earnings (loss) per average share
  of common stock--basic and diluted           0.87             1.22            (0.17)             (0.38)


FISCAL YEAR 1997
Operating revenues                         $344,958         $431,465         $171,942           $107,389
Operating income (loss)                      46,056           66,961            7,018             (4,760)
Net income (loss)                            37,424           59,144             (365)           (14,184)
Earnings (loss) per average share
  of common stock--basic                       0.85             1.35            (0.02)             (0.33)
Earnings (loss) per average share
  of common stock--diluted (a)                 0.85             1.34            (0.02)             (0.33)

(a) The sum of these amounts does not equal the annual amount because the quarterly calculations are based on varying numbers of common shares outstanding.




COMMON STOCK PRICE RANGE AND DIVIDENDS PAID
                                                                           Dividends Paid        Dividend
                                           High                Low            Per Share        Payment Date
------------------------------------------------------------------------------------------------------------
FISCAL YEAR 1998
Fourth Quarter                          $27 7/8              $23 1/16          $0.300              8/1/98
Third Quarter                            28 1/4               24 3/4            0.300              5/1/98
Second Quarter                           30 3/4               25 9/16           0.295              2/1/98
First Quarter                            31 3/8               23 13/16          0.295             11/1/97

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


The common stock of the company is listed for trading on the New York Stock Exchange and on the Philadelphia Stock Exchange, and is shown as WashGasLt or WashGs in newspapers. At September 30, 1998, the company had 22,790 common shareholders.