Form 10-K405, Exhibit 13
period 1999-09-30
WASHINGTON GAS LIGHT CO
filed 1999-12-17
CIK 104819

                                                                      EXHIBIT 13

WASHINGTON GAS LIGHT COMPANY

Selected Financial and Operations Data
---------------------------------------------------------------------------------------------------------------------------------
                                                 1999              1998              1997              1996             1995
---------------------------------------------------------------------------------------------------------------------------------
                                                          (Dollars in Thousands, Except Per Share Data)
SUMMARY OF EARNINGS
  Utility operating revenues                 $   972,120        $ 1,040,618        $1,055,754       $  969,778       $   828,748
  Less: Cost of gas                              505,346            575,786           572,925          469,925           390,041
        Revenue taxes                             34,793             39,659            43,719           44,349            40,472
                                             -----------        -----------        ----------       ----------       -----------
  Utility net revenues                       $   431,981        $   425,173        $  439,110       $  455,504       $   398,235
                                             ===========        ===========        ==========       ==========       ===========

  Non-utility operating revenues             $   140,042        $   102,834        $   44,926       $    3,382       $     9,829

  Net income                                 $    68,768        $    68,629        $   82,019       $   81,591       $    62,909
  Dividends on preferred stock                     1,331              1,331             1,331            1,332             1,333
                                             -----------        -----------        ----------       ----------       -----------
  Net income applicable to common stock      $    67,437        $    67,298        $   80,688       $   80,259       $    61,576
                                             ===========        ===========        ==========       ==========       ===========
  Earnings per average common share--
   basic and diluted                         $      1.47        $      1.54        $     1.85       $     1.85       $      1.45
                                             ===========        ===========        ==========       ==========       ===========
CAPITALIZATION AT YEAR-END
  Common shareholders' equity                $   684,034        $   607,755        $  589,035       $  558,809       $   513,044
  Preferred stock                                 28,420             28,424            28,430           28,440            28,471
  Long-term debt                                 506,084            428,641           431,575          353,893           329,051
                                             -----------        -----------        ----------       ----------       -----------
    Total                                    $ 1,218,538        $ 1,064,820        $1,049,040       $  941,142       $   870,566
                                             ===========        ===========        ==========       ==========       ===========
OTHER FINANCIAL DATA
  Total assets at year-end                   $ 1,766,724        $ 1,682,433        $1,552,032       $1,464,601       $ 1,360,138
  Property, plant and equipment--net         $ 1,402,742        $ 1,319,501        $1,217,137       $1,130,574       $ 1,056,058
  Capital expenditures                       $   158,733        $   158,874        $  139,871       $  124,414       $   112,715
  Long-term obligations at year-end          $   506,084        $   428,929        $  432,368       $  353,893       $   329,051

COMMON STOCK DATA
  Annualized dividends per share             $      1.22        $      1.20        $     1.18       $     1.14       $      1.12
  Dividends declared per share               $    1.2150        $    1.1950        $   1.1700       $   1.1350       $    1.1175
  Book value per share                       $     14.72        $     13.86        $    13.48       $    12.79       $     11.95
  Return on average common equity                   10.4%              11.2%             14.1%            15.0%             12.3%
  Yield on book value                                8.3%               8.6%              8.7%             8.9%              9.4%
  Payout ratio                                      82.7%              77.6%             63.2%            61.4%             77.1%
  Common shares outstanding--
   year-end (thousands)                           46,473             43,839            43,700           43,703            42,932

GAS SALES AND DELIVERIES
(THOUSANDS OF THERMS)
  Gas sold and delivered
    Residential                                  604,162            615,786           665,452          739,603           596,499
    Commercial and industrial
      Firm                                       285,349            345,809           426,831          473,645           403,177
      Interruptible                               48,989             73,554           147,375          182,730           247,600
    Electric generation                               --                 --                51            1,808           112,523
                                             -----------        -----------        ----------       ----------       -----------
                                                 938,500          1,035,149         1,239,709        1,397,786         1,359,799
                                             -----------        -----------        ----------       ----------       -----------
  Gas delivered for others
    Firm                                         197,204            110,542            27,574            3,772                --
    Interruptible                                272,046            243,166           185,487           84,788            61,467
    Electric generation                          129,700             93,721            94,022           57,689            18,538
                                             -----------        -----------        ----------       ----------       -----------
                                                 598,950            447,429           307,083          146,249            80,005
                                             -----------        -----------        ----------       ----------       -----------
        Total                                  1,537,450          1,482,578         1,546,792        1,544,035         1,439,804
                                             ===========        ===========        ==========       ==========       ===========
OTHER STATISTICS
  Customer meters--year-end                      846,381            819,719           798,739          772,281           750,849
  Degree days                                      3,652              3,662             3,876            4,570             3,660
  Percent colder (warmer) than normal               (5.2)%             (5.1)%             0.5%            18.6%             (5.2)%


16   WASHINGTON GAS LIGHT COMPANY

                                                    WASHINGTON GAS LIGHT COMPANY

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, including, but not limited to, "estimates," "expects," "anticipates," "intends," "believes," "plans," and variations of these words, identify forward-looking statements that involve uncertainties and risks.

    These statements are necessarily based upon various assumptions with respect to the future, including: 1) economic, competitive, political and regulatory conditions and developments; 2) capital and energy commodity market conditions;
3) changes in relevant laws and regulations, including tax, environmental and employment laws and regulations; 4) weather conditions; 5) legislative, regulatory and judicial mandates and decisions; 6) timing and success of business and product development efforts; 7) technological improvements; 8) the pace of deregulation efforts and the availability of other competitive alternatives; 9) estimates of future costs or the effect on future operations as a result of events that could result from the Year 2000 issue described herein; and 10) other uncertainties. Such uncertainties are difficult to predict accurately and are generally beyond the Company's direct control. Accordingly, while it believes that the assumptions are reasonable, the Company cannot ensure that all expectations and objectives will be realized. Readers are urged to use care and consider the risks, uncertainties and other factors that could affect the Company's business as described in this Annual Report. All forward-looking statements made in this Annual Report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

     This management's discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

OVERVIEW

Washington Gas Light Company (Washington Gas or the Company) is an energy corporation that sells and delivers natural gas and a variety of energy-related products and services to customers in metropolitan Washington, D.C., Maryland and Virginia. During its 151-year history, most of the Company's operations have been closely regulated by independent regulatory commissions that serve as a surrogate for competition, primarily at the state level. During the last few years, the introduction of federal and state deregulation initiatives has rapidly changed the regulated component of the Company's business. These changes are providing the Company with the opportunity to offer new products and services and to improve its profitability. The operation of the Company and its subsidiaries is divided into four major segments:

                 Regulated                     Energy
                  Utility                     Marketing


                            WASHINGTON GAS
                            LIGHT COMPANY

                                               Customer
                 HVAC                          Financing

    Regulated Utility--The parent and flagship company, Washington Gas Light Company, delivers natural gas to all retail customers in its service territory in accordance with tariffs established by the state regulatory commissions that have jurisdiction over its rates. These tariffs allow the regulated utility the opportunity to earn a fair rate of return on its invested capital and to recover the costs of providing service. The regulated utility also sells natural gas to those customers who have not elected or are not yet eligible to purchase their natural gas from unregulated energy marketers. Historically, the regulated utility has neither made a profit nor incurred a loss as a result of the sale of the natural gas commodity. Rather, the sale of the natural gas commodity represents a cost that is simply passed through on the bills of the regulated customers subject to routine review by regulators that the costs were reasonable. Over 95% of the Company's assets are committed to the regulated utility segment.

    Energy Marketing--A wholly owned subsidiary, Washington Gas Energy Services, Inc. (WGEServices), competes with unregulated marketers by selling the natural gas commodity directly to residential, commercial and industrial customers, both inside and outside of the regulated utility's traditional service territory.

    Heating, Ventilating and Air Conditioning (HVAC)--Through two wholly owned subsidiaries, Washington Gas Energy Systems, Inc. (WGESystems) and American Combustion Industries, Inc. (ACI), and as a partner in newly formed Primary Investors, LLC, (Primary Investors), the Company offers residential and commercial customers a variety of products and services associated with the design, renovation, sale, installation and service of mechanical heating, ventilating and air conditioning systems.

    Customer Financing--The parent company offers financing for consumers to purchase natural gas appliances and certain energy-related equipment.

    This Management's Discussion and Analysis of Financial Condition and Results of Operations describes the Company's financial condition, cash flows and results of operations with specific information on results of operations, liquidity and capital resources. It also includes management's interpretation of its financial results, the factors affecting these results, major factors expected to affect future operating results, risks that the Company faces in the years ahead and approaches Washington Gas uses to address these risks.

RESULTS OF OPERATIONS

CORPORATE OVERVIEW

1999 vs. 1998.

Net income applicable to common stock for 1999 was $67.4 million, slightly higher than the results for last year.

                     NET INCOME APPLICABLE TO COMMON STOCK
                                   (Millions)

                   ** this graph presented the Company's Net
                       Income Applicable to Common Stock
                                 for 1994-1999


      Year                Millions of Dollars

     1999                          67.4
     1998                          67.3
     1997                          80.7
     1996                          80.3
     1995                          61.6
     1994                          59.1


                                                        1999 ANNUAL REPORT    17

    Basic and diluted earnings per average common share were $1.47 or $0.07 per average common share lower than fiscal year 1998.

              BASIC AND DILUTED EARNINGS PER AVERAGE COMMON SHARE

            ** this graph presented the Company's Basic and Diluted
                       Earnings Per Average Common share
                                 for 1994-1999

Year      Dollars
1999      1.47
1998      1.54
1997      1.85
1996      1.85
1995      1.45
1994      1.41

    Earnings per share declined $0.07 per share as a result of a 5.25% increase in the average number of shares outstanding, resulting primarily from a November 1998 public sale of 2.3 million shares of common stock. In addition, common stock issued under the Company's Dividend Reinvestment and Common Stock Purchase Plan (DRP) and its Employee Savings Plans contributed slightly to the rise in the average number of common shares outstanding.

    The Company earned 10.4% and 11.2% on average common equity in 1999 and 1998, respectively. The following factors affected the Company's earnings:

    Warmer Weather. The weather during 1999 and 1998 was nearly identical. During both years, the weather was more than 5% warmer than normal. Consequently, Washington Gas estimates that it earned approximately $0.37 less per average common share each year than it would have earned under normal weather conditions.

    Higher Utility Net Revenues. Net revenues (operating revenues, less the cost of gas and applicable revenue taxes) were $6.8 million higher in fiscal year 1999 than in 1998. The Company's firm therm deliveries rose by 1.4% as customer meters increased 3.25% and weather was 0.3% warmer than in 1998.

    Increased Non-Utility Income. In 1999, net income from the Company's non-utility retail activities increased $3.3 million, or approximately $0.07 per average common share over 1998. This improvement results from the continuing growth and profitability of the Company's energy marketing, HVAC and customer financing segments.

    Higher Operation & Maintenance Expenses. Utility operation and maintenance expenses in the current year increased $0.4 million, primarily because of $3.9 million of additional costs associated with technological initiatives. These increases were offset by a $2.1 million net decline in labor and benefit expenses, significantly affected by a 3.5% decrease in the Company's regulated utility workforce. In addition, uncollectible accounts expense decreased by $1.6 million as a result of the drop in gross revenues this year.

    Increased Depreciation and Amortization Expense. Depreciation and amortization expense increased by $5.1 million, reflecting $145.4 million in capital additions. Approximately $1.4 million of the increase is attributable to amortization related to an enterprise-wide software system that was completed in 1999. Going forward, the Company will amortize approximately $4 million per year over the useful life of this system, estimated at ten years.

    Nonrecurring Transactions. The Company's 1999 and 1998 earnings include a number of nonrecurring transactions. The 1999 results include a $1.8 million after-tax gain from a subsidiary's sale of undeveloped land, offset by a $1.9 million after-tax loss from the sale of natural gas utility assets located in West Virginia. During 1998, the Company recorded $3.2 million of after-tax gains from asset sales, partially offset by a $1.0 million after-tax write-off of a regulatory asset. Excluding these nonrecurring transactions, the Company's net income applicable to common stock was $67.5 million and $65.1 million, or $1.47 and $1.49 per average common share, for fiscal years 1999 and 1998, respectively.

1998 vs. 1997.

Net income applicable to common stock for 1998 was $67.3 million, or $13.4 million lower than the results for 1997. Basic and diluted earnings per average common share were $1.54, or $0.31 per average common share lower than 1997. Average common shares outstanding declined slightly from 1997, after the Company's repurchase of 88,700 shares during the first fiscal quarter of 1998. This decline was partially offset by new shares issued through the Company's DRP and Employee Savings Plans. The Company earned 11.2% on average common equity in 1998 compared to 14.1% in 1997. The following factors contributed to the change in earnings:

    Lower Utility Net Revenues. Weather during 1998 was 5.5% warmer than in 1997. The warmer weather reduced the Company's 1998 firm therm deliveries and associated net revenues, despite a 2.6% increase in customer meters.

    Higher Operation & Maintenance Expenses. Operation and maintenance expenses in 1998 increased primarily because of: 1) $8.6 million of additional costs associated with the Company's technology initiatives, including the Year 2000 program; and 2) a $1.6 million pre-tax write-off of a regulatory asset. Lower labor costs in 1998 partially offset these increased costs.

    Higher Non-Utility Income. Fiscal year 1998 results reflected $3.2 million of after-tax nonrecurring gains from the sales of the Company's retail propane assets and investments in certain venture capital funds.

    Higher Depreciation and Interest Expense. Investments in new facilities to meet customer growth and replace existing capacity, which the Company partially financed with long-term debt, caused increases in depreciation and interest expense.

REGULATED UTILITY OPERATING RESULTS

This section describes the detailed results of the Company's consolidated regulated utility operations in the District of Columbia, Maryland, Virginia and West Virginia. During 1999, 1998 and 1997, utility operations contributed $1.38, $1.45 and $1.83, respectively, toward basic and diluted earnings per average common share.

NET REVENUES

Net revenues consist of utility operating revenues, less the cost of gas and applicable revenue taxes. Net revenues increased by $6.8 million, or 1.6%, in 1999, reflecting a 1.4% increase in firm therm deliveries as a result of a 3.25% rise in customer meters. In 1998, net utility revenues decreased by $13.9 million or 3.2% from the previous year.


18   1999 ANNUAL REPORT

             UTILITY OPERATING REVENUES
                    (Millions)
     **this space presented the Company's Net
      Revenues, Cost of Gas and Revenue Taxes
                  for 1994-1999

               Net        Cost of        Revenue
Year        Revenues        Gas           Taxes       Total
----        --------      -------        -------      -----
1999          432          505             35            972
1998          425          576             40          1,041
1997          439          573             44          1,056
1996          456          470             44            970
1995          398          390             41            829
1994          406          462             47            915

    The following table provides the factors contributing to the changes in net revenues between years, net of applicable revenue taxes.

                   Composition of Utility Net Revenue Changes

                                             Increase/(Decrease)
                                               from Prior Year
-----------------------------------------------------------------
(Millions)                                    1999        1998
-----------------------------------------------------------------
Gas Delivered to Firm Customers:
  Volumes                                     $4.6       $(15.7)
  Rate Increases                               0.4          1.0
Gas Delivered to Interruptible Customers       1.4         (1.8)
Other                                          0.4          2.6
                                              ----       ------
                                              $6.8       $(13.9)
                                              ====       ======

1999 vs. 1998.

Gas Delivered to Firm Customers. The level of gas delivered to firm customers is highly sensitive to the variability of weather, because a large portion of natural gas deliveries is used for space heating. The Company's rates are based on normal weather temperatures. During 1999 and 1998, respectively, the weather was 5.2% and 5.1% warmer than normal. For a comparison of actual weather to normal for the last five years, see the Selected Financial and Operations Data on page 16. The Company has no weather normalization tariff provision in any of its jurisdictions. However, it does have declining block rates in its Maryland and Virginia jurisdictions that reduce the impact on net revenues of deviations from normal weather.

    During 1999, the Company's deliveries to its firm customers increased by nearly 14.6 million therms over 1998 results. These increases were driven primarily by a 3.25% increase in the total number of meters served by the Company. The net revenues generated by deliveries to this expanded customer base more than offset the impact of warmer weather in 1999 compared to 1998. Of the $6.8 million increase in total utility net revenues, approximately $4.6 million was due to the increase in firm therm deliveries.

    Historically, the regulated utility has neither made a profit nor incurred a loss as a result of selling the natural gas commodity. Subject to regulatory prudence reviews, the Company passes the commodity costs directly to its customers. Currently, however, programs are underway in each of the Company's jurisdictions in which certain customers can choose to continue purchasing natural gas as part of a bundled service from the regulated utility or to purchase the gas commodity separately from unregulated marketing companies.

    Whichever option customers choose, Washington Gas continues to deliver their natural gas through its distribution system and has the opportunity to earn a regulated return for this delivery service. Utility net revenues and net income are unaffected by the customers' choice of third-party natural gas suppliers. However, when customers choose to buy gas from the Company's unregulated energy marketing segment, the Company not only has an opportunity to earn profits, but also assumes the risk of incurring losses on the sale of the natural gas commodity. The results of the Company's unregulated energy marketing segment are described in the "Non-Utility Operating Results" section of this management's discussion and analysis.

    Gas Delivered to Interruptible Customers. In order to receive interruptible service, a customer must maintain the capability to substitute an alternate fuel for natural gas whenever the Company needs to interrupt their service to meet firm customers' demands. In exchange for this flexibility, interruptible customers pay a lower delivery rate than firm customers. In the District of Columbia and Virginia, interruptible customers can choose to buy bundled gas service from the Company or have the Company only deliver gas that they purchase from unregulated third-party marketers. In Maryland, interruptible customers may buy only from third-party marketers.

    Deliveries to interruptible customers increased by 4.3 million therms or 1.4% over 1998 levels because of increased customer demand. Net revenues associated with therms delivered to this customer class increased by $1.4 million. The effect of these increased deliveries on net income is minimized by margin-sharing arrangements embedded in the Company's interruptible rate design. Under these arrangements, the Company applies a majority of the margins earned on interruptible gas sales and deliveries to firm customers' rates. This occurs once the Company reaches a pre-established gross margin threshold or occurs in exchange for shifting certain fixed costs of providing service from the interruptible to the firm class.

    Other. The "Other" net revenue category includes: 1) gas deliveries to customers for electric generation; 2) amounts generated from optimizing the value of the Company's contractual assets for transportation and storage of natural gas on the interstate pipelines; and 3) miscellaneous other operating revenues that are not associated with volumes of gas sold. Other net revenues increased $0.4 million over 1998 results.

    The Company sells and/or delivers gas to two companies that use natural gas to fuel their electric generation facilities in Maryland. Deliveries to these customers were 36.0 million therms higher in 1999 than in 1998. Variations in the volumes of deliveries to these two customers have little impact on the Company's net revenues and net income because of a margin-sharing arrangement in the state of Maryland. Under that arrangement, the Company calculates the gross margins, less related expenses, and the cost to recover the Company's investment in the facilities constructed to serve these two customers. Most of the remaining gross margins from these customers is then applied to reduce firm customers' rates.

    Cost of Gas. The Company's cost of natural gas includes both fixed and variable components. The fixed costs or "demand charges" are paid to pipeline companies for system capacity needed to transport and store natural gas. The variable costs, or the cost of the natural gas itself, are paid to natural gas



                                                        1999 ANNUAL REPORT    19
producers. Variations in the Company's cost of gas expense result from changes in gas sales volumes, the price of the gas purchased and the level of gas costs collected through the operation of firm gas cost recovery mechanisms. Under these regulated recovery mechanisms, the Company defers the difference between actual firm gas costs and the gas cost recoveries included in revenues. Any differences are recovered from or refunded to customers in subsequent periods. Therefore, increases or decreases in the cost of gas associated with sales made to firm customers have no effect on net revenues and net income.

    The Company's cost of gas expense on a per therm basis, excluding the cost and related volumes applicable to sales made outside of the Company's service territory, decreased to 36.71 cents in 1999 from 38.95 cents in 1998. The decrease resulted primarily from a decrease in the cost of gas per therm recovered from customers, reflecting lower commodity gas prices for most of the current year. The commodity cost of gas invoiced to the Company was 23.40 cents and 28.13 cents per therm for 1999 and 1998, respectively. This decrease reflects the lower market prices incurred during the winter months of fiscal year 1999, primarily from lower demand due to warm weather.

1998 vs. 1997.

Gas Delivered to Firm Customers. Firm therm deliveries in fiscal year 1998 decreased by 47.7 million, or 4.3% lower than 1997 deliveries. This decline was due to 5.5% warmer weather in 1998, partially offset by a 2.6% increase in customer meters. The lower volume of deliveries resulted in a $15.7 million decrease in net utility revenues. Effective December 28, 1997, the State Corporation Commission of Virginia (SCC of VA) granted a $1.4 million revenue increase to Shenandoah Gas Company (Shenandoah), a wholly owned subsidiary. Of that increase, $1.0 million was applicable to fiscal year 1998.

    Gas Delivered to Interruptible Customers. Deliveries to interruptible customers decreased by 16.1 million therms (4.8%) when compared to 1997. This decrease resulted primarily from the warmer weather experienced in 1998. Net utility revenues associated with therms delivered to this customer class decreased by $1.8 million.

    Cost of Gas. The Company's cost of gas expense on a per therm basis, excluding the cost and related volumes applicable to sales made outside its service territory, decreased in 1998 to 38.95 cents from the 1997 level of
41.11 cents. The decrease resulted primarily from a decrease in the cost of gas per therm recovered from customers, reflecting lower commodity gas prices in fiscal year 1998. The commodity cost of gas invoiced to the Company was
28.13 cents and 30.96 cents per therm for 1998 and 1997, respectively, which reflected the lower market prices incurred during the winter months of fiscal year 1998, primarily due to warmer weather.

OTHER UTILITY OPERATING EXPENSES

1999 vs. 1998.

Operation and maintenance expenses increased $435,000 or 0.2% in 1999. During 1999, the Company incurred $3.9 million of increased operation and maintenance costs for technological initiatives. In addition, advertising expense rose by $900,000. These increases were offset by: 1) a $1.6 million decline in uncollectible accounts expense, resulting primarily from lower gross revenues in the current year; 2) a $1.6 million pre-tax write-off of a regulatory asset recorded in fiscal year 1998; and 3) a net decrease of $2.1 million in labor and benefit expenses as utility employee levels declined. At September 30, 1999, the Company had 1,931 utility employees, or 69 fewer employees (3.5%) than at September 30, 1998.

           OTHER UTILITY OPERATING EXPENSES
                     (Millions)

                     **this graph presented a breakdown of
                        The Company's Operating Expenses
                                 for 1994-1999


             Operation &                Depreciation and
Year         Maintenance      Taxes       Amortization       Total
----         -----------      -----     ----------------     -----
1999            204            67             60              331
1998            201            67             55              323
1997            197            75             52              324
1996            221            73             48              342
1995            195            65             46              306
1994            207            62             44              313

    Depreciation and amortization increased by $5.1 million, or 9.2%. The increase in depreciation and amortization is primarily attributable to $145.4 million in capital editions needed to meet customer growth and to upgrade existing facilities and systems. The Company's composite depreciation rate was 2.93%, unchanged from 1998. In 1999, depreciation and amortization expenses included $1.4 million of increased amortization related to the completion of the Company's new enterprise-wide software system. The costs associated with this software system are being amortized on a straight-line basis over its useful life. A full year of amortization will equal approximately $4 million, or $2.6 million more than was reflected in the 1999 results of operations.

    During fiscal year 1999, Shenandoah sold its utility assets located in West Virginia and recorded a $2.9 million pre-tax loss. The Company sold these assets because the assets were not performing satisfactorily and the proceeds of a sale could be reinvested more effectively elsewhere in the business.

    The composition of the change in income tax expense is detailed in the Consolidated Statements of Income Taxes on page 36.

1998 vs. 1997.

Operation and maintenance expenses increased by $3.7 million (1.9%) in 1998. The primary factors contributing to this increase included: 1) $8.6 million of costs associated with the Company's technology initiatives, including initiatives to resolve Year 2000 date-sensitivity issues; and 2) a $1.6 million nonrecurring charge to write off a regulatory asset associated with Postretirement Benefits Other Than Pensions related to the Company's Virginia jurisdiction. Lower labor costs, resulting from improved operating efficiencies and fewer employees, partially offset these increased costs. At September 30, 1998, the Company had 2,000 utility employees, a decline of 59 employees (2.9%) from the level at September 30, 1997.

    Depreciation and amortization increased by $3.5 million (6.8%) in 1998 primarily because of the Company's increased investment in plant and equipment needed to meet customer growth and to replace existing capacity. Capital expenditures totaled $158.9 million in 1998, and the composite depreciation rate was 2.93% compared to 2.94% in 1997.


20   1999 ANNUAL REPORT

NON-UTILITY OPERATING RESULTS

As previously discussed, Washington Gas has three primary unregulated operating segments: 1) energy marketing; 2) HVAC; and 3) customer financing. These activities, plus the impact of other incidental unregulated activities, contributed $0.13, $0.10 and $0.03 per basic and diluted average common share in fiscal years 1999, 1998 and 1997, respectively.

    These results include a number of nonrecurring transactions, including a $1.8 million after-tax gain ($0.04 per average common share) from the sale of undeveloped land in 1999 and after-tax gains in 1998 totaling $3.2 million ($0.07 per average common share) from the sales of certain non-utility assets (see Note 2 to the Consolidated Financial Statements). Excluding the effect of these nonrecurring items, the primary unregulated activities contributed $0.10, $0.03 and $0.03, respectively, of basic and diluted earnings per average common share in fiscal years 1999, 1998 and 1997, respectively.

    The composition of the change in revenues for these non-utility operating segments is shown in the following table:

       Composition of Non-Utility Revenue Changes

                                         Increase/(Decrease)
                                          from Prior Year
-------------------------------------------------------------
(Millions)                                1999        1998
-------------------------------------------------------------
Energy Marketing                          $20.7       $47.9
HVAC                                       17.3        11.2
Customer Financing                          0.6        (0.2)
Other Non-Utility                          (1.4)       (1.0)
                                          -----       -----
                                          $37.2       $57.9
                                          =====       =====

    The following discussion describes the results of operations for each of the three reported non-utility segments.

    Energy Marketing. WGEServices comprises the Company's energy marketing segment. Established in 1997, WGEServices sells natural gas on an unregulated competitive basis directly to residential, commercial and industrial customers. Revenues for this segment were $103.9 million in 1999, reflecting a $20.7 million, or 24.9% increase over 1998 results.

    During the course of fiscal year 1999, the energy marketing segment expanded its customer base by over 100%. Further, WGEServices was able to increase its volumes delivered from 26.6 billion cubic feet (bcf) in 1998 to 34.2 bcf in 1999--a 29% increase. During 1998, WGEServices increased its volumes delivered by approximately 65% from 1997 levels. The significant increase in WGEServices' revenues, customer base, volumes delivered and net income is attributable to WGEServices' aggressive marketing strategies and growing customer participation in customer choice pilot programs. In 1999, favorable market conditions resulting from lower gas prices also contributed to the improvement in net income.

    HVAC. As previously mentioned, the Company's primary HVAC activities are performed by two subsidiaries, ACI and WGESystems. The Company purchased ACI in March 1998 to offer commercial customers HVAC services, including the design, renovation and service of mechanical heating, ventilating and air conditioning systems.

    During 1999, revenues from commercial HVAC activities increased by $17.3 million from 1998, as ACI completed its first full year of operations. Net income from these HVAC activities increased from a $0.3 million net loss in fiscal year 1998 to net income of $1.3 million in fiscal year 1999. The net loss from HVAC activities in fiscal year 1998 resulted from start-up losses incurred by ACI after its acquisition by the Company.

    In mid-August 1999, the Company and Thayer Capital Partners formed Primary Investors, a holding company that will focus on investment opportunities in after-market products and services for residential and light commercial HVAC customers. Primary Investors had a negligible impact on consolidated net income in fiscal year 1999.

    Customer Financing. This business segment offers residential and small commercial customers financing to purchase gas appliances and certain other equipment. The Company sells receivables that result from these financing arrangements to financial institutions. Revenues from the customer financing segment rose 18.0% in fiscal year 1999 and net income from this segment increased from $1.3 million in fiscal year 1998 to $1.7 million in fiscal year 1999. The increase in earnings from customer financing activities was due primarily to an increase in the volume of non-utility accounts receivable sold and lower uncollectible accounts expense during fiscal year 1999.

OTHER INCOME (EXPENSES)--NET

The "Other Income (Expenses)--Net" line shown on the Consolidated Statements of Income includes various corporate non-operating income and expense items and related taxes.

INTEREST EXPENSE

Total interest expense decreased by $0.7 million, or 2.0%, in 1999 and increased by $3.6 million, or 10.5%, in 1998. The following table shows the components of the changes in interest expense between years.

      Composition of the Changes in Interest Expense

                                         Increase/(Decrease)
                                           from Prior Year
---------------------------------------------------------------
(Millions)                                1999         1998
---------------------------------------------------------------
Long-term debt                            $ 0.9        $3.7
Short-term debt                            (0.8)         --
Other                                      (0.8)       (0.1)
                                          -----        ----
                                          $(0.7)       $3.6
                                          =====        ====

1999 vs. 1998.

Long-Term Debt. The increase in interest on long-term debt of $0.9 million primarily resulted from a $30.8 million rise in the average amount of long-term debt outstanding, partially offset by a 0.25 percentage point decline in the weighted-average cost of such debt. The embedded cost of long-term debt at September 30, 1999 was 6.8%, compared to 6.9% at September 30, 1998. The retirement of $43.0 million of First Mortgage Bonds (FMBs) in fiscal year 1999 ($39.0 million at 8 3/4% and $4.0 million at 8 5/8%), combined with lower rates for Medium-Term Notes (MTNs) issued during fiscal year 1999, primarily explains the decline in the embedded cost of long-term debt.

    Short-Term Debt. The $0.8 million decrease in interest on short-term debt results from a $10.4 million decline in the average amount of short-term debt outstanding and a 0.43 percentage point decrease in the weighted-average cost of such debt. See "Short-Term Cash Requirements and Related Financing" for a discussion of fluctuations in short-term debt balances.


                                                          1999 ANNUAL REPORT  21

    Other. Other interest expense decreased by $0.8 million, reflecting an increase in the accrual for an allowance for funds used during construction, primarily associated with the installation of an enterprise-wide software system in 1999.

1998 vs. 1997.

Long-Term Debt. The interest expense increase on long-term debt of $3.7 million in 1998 was primarily due to a $62.0 million rise in the average amount of long-term debt outstanding, partially offset by a 0.2 percentage point decrease in the weighted-average cost of such debt. The Company's embedded cost of long-term debt was 6.9% at September 30, 1998, compared to 7.1% at September 30, 1997. The decline in the embedded cost of long-term debt was primarily due to a partial retirement of $11.0 million of 8 3/4% FMBs in February 1998 and lower rates for new MTNs issued.

    Short-Term Debt. Interest on short-term debt was essentially the same as 1997, reflecting a $1.8 million decrease in the average amount of short-term debt outstanding, offset by a 0.2 percentage point increase in the weighted-average cost of such debt.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a goal to maintain its common equity ratio in the mid-50% range of total capital. In addition, the Company has a general policy to repay short-term debt in the spring, because a significant portion of the Company's current assets is converted into cash at the end of the heating season. Accomplishing these objectives and maintaining sufficient cash flow are necessary to preserve the Company's credit ratings and to allow access to capital at relatively low costs. At September 30, 1999, total capitalization, including current maturities of long-term debt, was comprised of 56.1% common equity, 2.3% preferred stock and 41.6% long-term debt.

                                 CAPITALIZATION
                (INCLUDING CURRENT MATURITIES OF LONG-TERM DEBT)
                                   (Millions)

              **this graph presented a breakdown of the Company's
                        capital structure for 1994-1999

                                           Long-Term
                                         Debt Including
               Common      Preferred        Current
Year           Equity        Stock         Maturities        Total
----           ------      ---------     --------------      -----
1999            684            28            508             1,220
1998            608            28            493             1,129
1997            589            28            453             1,070
1996            559            28            362               949
1995            513            28            382               923
1994            486            28            351               865

SHORT-TERM CASH REQUIREMENTS AND RELATED FINANCING

The Company's business is very weather-sensitive and seasonal. In 1999, 75% of the total therms delivered in the Company's franchise area (excluding deliveries to two electric generation facilities) were delivered in the first and second fiscal quarters. This weather sensitivity causes short-term cash requirements to vary significantly during the year. Cash requirements peak in the fall and winter months when accounts receivable, accrued utility revenues and storage gas are at their highest levels. After the winter heating season, these assets are converted into cash and are used to liquidate short-term debt and acquire storage gas for the subsequent heating season.

    Storage gas, which represents gas purchased from producers and primarily stored in facilities owned by interstate pipelines, is generally paid for between heating seasons and withdrawn during the heating season. Significant variations in storage balances at September 30 are usually caused by the price paid to producers and marketers, which is a function of short-term market fluctuations in gas costs. Such costs are a component of the cost of gas recovered from customers.

    Variations in the timing of collections of gas costs under the Company's gas cost recovery mechanisms and the level of refunds from pipeline companies that will be returned to customers can significantly affect short-term cash requirements. At September 30, 1999, the Company had a $6.2 million net over-collection of gas costs, compared to a $4.3 million net under-collection at September 30, 1998. Amounts that are under-collected and over-collected are reflected in the captions "Gas costs due from customers" and "Gas costs due to customers" in the Consolidated Balance Sheets. Most of the current balances will be collected from, or returned to, customers in fiscal year 2000. At September 30, 1999, refunds received from pipelines that are being returned to the Company's customers totaled $2.2 million, compared to $1.4 million at September 30, 1998.

    The Company uses short-term debt in the form of commercial paper and short-term bank loans to fund seasonal requirements. Alternate sources include unsecured lines of credit, some of which are seasonal, and $160 million in a revolving credit agreement maintained with a group of banks. In addition, two of the Company's subsidiaries each have $5 million of unsecured lines of credit under revolving credit agreements. The Company can activate these financing options to support or replace the Company's commercial paper. Additional information regarding the Company's short-term borrowing capabilities is included in Note 3 to the Consolidated Financial Statements.

    At September 30, 1999, the Company had notes payable outstanding of $113.1 million, compared to $124.9 million outstanding at September 30, 1998. At September 30, 1999, current maturities of long-term debt were $1.4 million.

LONG-TERM CASH REQUIREMENTS AND RELATED FINANCING

The Company's long-term cash requirements are primarily dependent upon the level of capital expenditures, long-term debt maturity requirements and decisions to refinance long-term debt. The majority of the Company's capital expenditures are devoted to adding new customers in its existing service area. At September 30, 1999, the Company was authorized to issue up to $175 million of long-term debt over approximately two years under an existing shelf registration. The nature of the Company's long-term debt is discussed further in Note 4 to the Consolidated Financial Statements.

    Effective August 1, 1999, shares issued through the DRP and the Employee Savings Plans are being purchased on the open market, rather than being issued as new shares. On November 12, 1998, the Company publicly sold two million shares of common stock at $25.0625 per share (see Note 5 to the Consolidated Financial Statements). On November 18, 1998, the underwriters involved in the offering exercised their option to purchase 300,000 additional shares from the Company at the same price per share. Net proceeds from the sale totaling


22   1999 ANNUAL REPORT

$55.7 million are being used for general corporate purposes, including capital expenditures and working capital requirements.

1999.

Cash Flow from Operating Activities. In 1999, net cash provided by operating activities was $152.7 million, an improvement of $30.4 million from the 1998 level. The improvement was brought about by: 1) lower funds used to support accounts receivable and accrued utility revenues; and 2) increased sources of cash provided by accounts payable resulting from the timing of payments related to gas purchases. Partially offsetting these improvements were: 1) higher funds used to support storage gas balances due to a greater level of gas volumes in storage at higher prices; and 2) lower funds provided by customer deposits and advance payments.

    Cash Flow from Financing Activities. During fiscal year 1999, the Company raised $55.7 million through the sale of 2.3 million shares of common stock. In addition, the Company raised $8.6 million from 342,000 shares issued through the DRP and the Employee Savings Plans.

    The long-term debt issued in the current year of $80.8 million included $75.0 million of MTNs issued at a weighted-average coupon rate of 6.44% along with project financing of approximately $5.3 million. The terms of the unsecured MTNs issued during fiscal year 1999 are discussed in Note 4 to the Consolidated Financial Statements. During 1999, the Company retired $21.7 million of MTNs with coupon rates ranging from 6.50% to 7.97%, $4.0 million of 8 5/8% Series FMBs and $39.0 million of 8 3/4% Series FMBs.

    Cash Flow from Investing Activities. Capital expenditures for 1999 totaled $158.7 million. New business expenditures, which result in additional therm deliveries and include amounts invested to convert customers from other energy sources, equaled $83.6 million, or 52.7% of the total. Other capital expenditures included approximately $21.0 million of expenditures relating to the purchase and installation of enterprise-wide software to replace the financial, human resources and supply chain systems. In addition, other investing activities included $7.5 million that the Company has invested in Primary Investors. By the end of fiscal year 1999, customer meters rose to 846,381, an increase of 26,662, or 3.25% over the level at the end of fiscal year 1998.

    As previously discussed in the "Results of Operations" section of this management's discussion and analysis, the Company received $4.1 million from the sale of undeveloped land in the fourth quarter of 1999 by a subsidiary of the Company.

    During 1999, the sum of net income and noncash charges, less dividends on common and preferred stock, totaled $82.5 million, representing 52.0% of capital expenditures.

1998.

Cash Flow from Operating Activities. In 1998, net cash provided by operating activities amounted to $122.3 million, a decrease of $33.0 million from the 1997 level. The decline primarily resulted from: 1) a decrease in gas cost collections from customers; 2) lower net income, adjusted for noncash items; and
3) a decrease in accounts payable balances, primarily from lower gas costs.

    Cash Flow from Financing Activities. The Company raised $5.3 million through the DRP and Employee Savings Plans in fiscal year 1998. During the first quarter of fiscal year 1998, the Company paid $2.3 million to repurchase 88,700 shares of common stock for the Company's stock-based compensation plans.

    The long-term debt issued in 1998 of $72.2 million included MTNs issued at a weighted-average interest rate of 6.72%. In February 1998, the Company used the proceeds of a $12 million MTN issuance to retire $11 million of 8 3/4% Series FMBs. The Company paid a premium of $0.5 million on the redemption. Additional retirements of long-term debt in 1998 included $18.8 million of MTNs with coupon rates ranging from 6.43% to 8.00%, and $4.0 million of 8 5/8% Series FMBs.

    Cash Flow from Investing Activities. Capital expenditures for 1998 totaled $158.9 million. New business expenditures totaled $87.4 million, or 55.0% of the total. Other capital expenditures included expenditures of $19 million for the purchase and installation of the enterprise-wide software system previously discussed. By the end of fiscal year 1998, customer meters rose to 819,719, an increase of 20,980, or 2.6% over the level at the end of fiscal year 1997.

    During 1998, the Company received $1.6 million from the sale of investments in certain venture capital funds. As further discussed in Note 2 to the Consolidated Financial Statements, the Company sold all of its retail propane assets for $4.1 million, recognizing an after-tax gain of $1.6 million.

    As further discussed in Note 2 to the Consolidated Financial Statements, the Company purchased ACI with $3.0 million in cash and $2.0 million of debt financing that is being repaid in monthly installments over a two-year period, ending March 2000.

    During 1998, the sum of net income and noncash charges, less dividends on common and preferred stock, totaled $83.6 million, representing 52.6% of capital expenditures.

1997.

Cash Flow from Operating Activities. In 1997, net cash provided by operating activities amounted to $155.3 million, an increase of $95.3 million from the 1996 level. The improvement was brought about by: 1) increased collections of gas costs from customers; 2) higher costs for gas storage withdrawals in 1997, combined with lower levels of storage gas injections due to the warmer weather in 1997; and 3) customer refunds in 1996 of over-collections from the implementation of an interim rate increase. Partially offsetting these sources of cash were greater funds supporting accounts receivable primarily from higher gas costs and a decrease in cash provided by accounts payable primarily due to payments made during 1997 of amounts associated with the redesign of the Company's organization.

    Cash Flow from Financing Activities. The long-term debt issued in fiscal year 1997 of $125.8 million included MTNs issued at a weighted-average interest rate of 6.60%. Proceeds from the MTNs issued were used to retire $27.5 million of 8 5/8% Series FMBs in March 1997, $8.0 million of maturing MTNs and for other corporate purposes.

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


                                                          1999 ANNUAL REPORT  23

SALE OF ACCOUNTS RECEIVABLE

During 1999, the Company augmented cash flow by selling $28.6 million of certain non-utility accounts receivable from the Company's customer financing segment to commercial banks. Similar sales of non-utility accounts receivable in 1998 and 1997 amounted to $27.2 million and $33.0 million, respectively. For further discussion of the Company's sales of non-utility accounts receivable, see Note 10 to the Consolidated Financial Statements.

LONG-TERM MATURITIES

The amount of maturities on long-term debt for the ensuing five-year period is included in Note 4 to the Consolidated Financial Statements.

SECURITY RATINGS

Shown below are the ratings on the Company's debt instruments at September 30, 1999. The Company has no debt outstanding under its Mortgage at September 30, 1999.

Unsecured Medium-Term Notes
  Fitch IBCA, Inc.                        AA-
  Moody's Investors Service               Aa2
  Standard & Poor's Corporation           AA-

Commercial Paper
  Fitch IBCA, Inc.                        F1+
  Moody's Investors Service               P-1
  Standard & Poor's Corporation           A-1+

CAPITAL EXPENDITURES

The Company's actual capital expenditures for fiscal years 1997, 1998 and 1999 and projected capital expenditures for fiscal years 2000 through 2004 are shown in the following table. This table does not include the Company's commitment to invest up to $17.5 million of additional funds during the next five years in Primary Investors (see the "Non-Utility Operating Results" section of this management's discussion and analysis). The Company believes that the combination of available internal and external sources of funds will be adequate to meet its requirements.

                                                  Capital Expenditures
                                   Actual                                             Projected
----------------------------------------------------------------------------------------------------------------------
(Millions)                1997     1998      1999               2000      2001      2002     2003     2004      Total
----------------------------------------------------------------------------------------------------------------------
New Business             $ 89.3    $ 87.4   $ 83.6              $ 70.7   $ 72.1    $ 60.5   $ 61.2    $ 67.7   $332.2
Replacements               36.4      36.2     37.5                34.5     35.7      36.3     37.3      38.2    182.0
Other                      14.2      35.3     37.6                20.1     18.5      17.7     16.8      20.6     93.7
                         ------    ------   ------              ------   ------    ------   ------    ------   ------
  Total                  $139.9    $158.9   $158.7              $125.3   $126.3    $114.5   $115.3    $126.5   $607.9
                         ======    ======   ======              ======   ======    ======   ======    ======   ======

COMPETITION

COMPETITION WITH OTHER ENERGY PRODUCTS

In its core utility business, the Company faces competition based on customers' preferences for natural gas compared to other energy products and the comparative prices of those products. Currently, the most significant product competition occurs between natural gas and electricity in the residential market. The residential market represents a substantial proportion of the Company's net income. In its service territory, the Company continues to attract the majority of the new residential construction market. The Company believes that consumers' continuing preference for natural gas allows it to maintain a strong presence.

    Currently, the Company generally maintains a price advantage over electricity in its service area. However, as discussed further below, restructuring in both the natural gas and electric industries is leading to changes in traditional pricing models. As part of the electric industry restructuring effort, certain business segments are moving toward market-based pricing, with third-party providers of electricity participating in retail markets. Electric restructuring may result in lower comparative pricing for electric service and other alternative energy sources, including natural gas. These changes will result in increased competition for the Company.

    In the interruptible market, customers must be capable of using a fuel other than natural gas when demand by the Company's firm customers peaks. Fuel oil is the most significant competing energy alternative to natural gas. The Company's success in this market depends largely on the relationship between gas and oil prices. Because the natural gas marketplace is primarily domestic, the relationship between supply and demand generally has the greatest impact on natural gas prices. Because a large portion of oil comes from foreign sources, political events can have significant influences on oil prices.

DEREGULATION

In 1978, the Natural Gas Policy Act was enacted. That act gradually replaced regulated wellhead prices with natural gas prices that are market driven. Since 1978, regulators and legislators have instituted an increasing number of changes aimed at encouraging competition in the utility industry, whenever it is economically beneficial to consumers.

    Historically, and for most current customers of the regulated utility, the Company provides a "bundled" service that includes two primary functions: 1) the core utility, or delivery, function, which involves delivering the gas and providing customers with services, such as meter reading, bill preparation and responding to customer telephone inquiries; and 2) the merchant function, which involves supplying the natural gas commodity.

    As regulatory reforms continue, the merchant and the delivery functions are now becoming increasingly separated or "unbundled" from one another at the regulated utility level. Deregulation initiatives to date have been directed at the merchant function.


24   1999 ANNUAL REPORT

    Customer choice pilot programs are underway in each of the Company's jurisdictions that give customers the opportunity to select an unregulated supplier from whom to purchase their natural gas commodity on a competitive basis. At the present time, customers may also choose to continue to purchase their natural gas commodity from the regulated utility. The transition toward competitive sales of the natural gas commodity provides the Company with significant opportunities to expand its operations and further improve its profitability in this competitive market. However, participating in this rapidly evolving marketplace also poses new risks and challenges that must be addressed in the Company's current and future strategies. The following sections discuss strategies the Company is undertaking to address these changes proactively and to minimize its risk exposure in the years ahead.

The Gas Delivery Function

The gas delivery function, the Company's core business, continues to be regulated by local regulatory commissions. In developing this core business, the Company has invested over $2 billion to construct a safe, reliable and economical gas distribution system.

    Because of the high cost, safety and environmental considerations associated with building and operating a duplicate distribution system, the Company believes there will continue to be only one owner and operator of the natural gas distribution system in its franchise area for the foreseeable future. In addition, the Company believes that the bypass of its facilities by other potential delivery service providers is unlikely to become a significant threat, primarily because of the nature of its customer base and the distance of most customers from interstate pipelines.

    The Company expects that local regulatory commissions will continue functioning as surrogates for competition by setting the prices and the terms and conditions for delivery service. Further, the Company believes that local regulatory commissions will continue to allow it the opportunity to earn a fair rate of return on the capital invested in its distribution system and to recover reasonable operating expenses. The Company plans to continue constructing, operating and maintaining its natural gas distribution system.

    The Company believes there will not be any change in the near future of the risk profile of the regulated utility. The sale of the gas commodity by the utility has historically been a cost that is simply passed through to customers. Therefore, the extent to which the regulated utility no longer sells the natural gas commodity, because unregulated marketers are selling it, will not affect the profitability of the regulated utility.

The Merchant Function and Natural Gas Unbundling

Historically, the Company purchased natural gas for its customers from producers, and entered into contracts with interstate pipeline companies to have the gas delivered to its distribution system.

    In 1995, Washington Gas became one of the first companies in the nation to implement a customer choice pilot program for the purchase of natural gas on an unregulated basis. This change in the historical model gave participants the opportunity to select a supplier from whom they could purchase the natural gas commodity. The Company introduced its first pilot program in Maryland that year and subsequently established similar pilot programs in Virginia and the District of Columbia. One purpose of the programs was to test customers' acceptance and reaction to choice. Therefore, the participation in these programs has been voluntary and the number of participants has been limited by program design.

    While participation in the Company's programs varies by jurisdiction, customers have begun to select their gas commodity supplier. Out of the more than 300,000 customers eligible to participate in these programs at September 30, 1999, over 100,000 customers have already elected to purchase the natural gas commodity from an unregulated third-party supplier.

    In the years ahead, the Company expects that these pilot programs will be expanded gradually to include all natural gas customers. Ultimately, the Company expects the regulated utility will play a much smaller role in the merchant function and may eventually exit the merchant function as customers buy natural gas from unregulated marketers. During this transition period, the Company will continue to have certain obligations under long-term contracts to purchase natural gas from producers and transportation capacity from interstate pipeline companies (see Note 10 to the Consolidated Financial Statements). Accordingly, the Company's strategy focuses on recovering contractual costs and maximizing the value of contractual assets.

    Currently, the regulated utility includes the cost of the natural gas commodity and pipeline services in the purchased gas costs that are included in firm customers' rates, subject to regulatory review. The Company's jurisdictional tariffs contain gas cost mechanisms that provide for the recovery of the actual invoice cost of gas applicable to firm customers. The Company believes it prudently entered into its gas contracts and that the costs being incurred should be recoverable from customers. If future unbundling or other initiatives remove the current gas cost recovery provisions, the Company could suffer adverse impacts to the extent its gas costs are not competitive and there are no other satisfactory regulatory mechanisms available to recover any costs that may exceed market prices.

    The Company currently has recovery mechanisms for such potentially stranded costs in Maryland and the District of Columbia. In an interim ruling addressing the Company's request for specific treatment of potential stranded costs, the SCC of VA deferred consideration of the recovery of any substantiated stranded costs to a future base rate proceeding. In the event that a regulatory body disallows the recovery of such costs, they would be borne by shareholders.

    To minimize its exposure to long-term fixed cost contracting risk during the transition period, the Company is not currently renewing expiring long-term gas commodity and pipeline transportation and storage contracts. As these contracts expire, the Company is entering into flexible short-term purchasing arrangements when gas demand justifies additional resources. By utilizing this strategy, the Company is mitigating its exposure to long-term commitments, while continuing to ensure reliable and competitively priced gas for its customers that continue to buy the natural gas commodity from the regulated utility.

    To maximize the value of its contractual assets, the Company has entered into contracts with unregulated marketers that make use of the Company's firm storage and transportation rights to meet the Company's city-gate delivery needs and to make


                                                          1999 ANNUAL REPORT  25
off-system sales when such storage and transportation rights are underutilized. The Company continues to pay the fixed charges associated with the firm storage and transportation contracts used to make sales.

    As local distribution companies' role in the merchant function decreases over time, opportunities emerge for unregulated natural gas providers. In the deregulated marketplace, third-party suppliers have profit-making opportunities, but also assume the risk of loss.

    Recognizing the opportunity to improve its profitability, the Company established WGEServices, an unregulated gas marketing subsidiary, in 1997. To date, WGEServices has attracted customer choice participants both inside and outside the Company's traditional service area. Since it was established, WGEServices has grown its unregulated customer base to include nearly 65,000 residential, commercial, industrial and governmental customers. Gross revenues in 1999 were $103.9 million and net income was $1.6 million. The Company believes that the customer choice programs will continue to expand, as well as WGEServices' participation in these programs.

    The regulatory process buffers utilities somewhat from certain types of risks. These protections do not, however, apply to unregulated marketers such as WGEServices. Thus, while WGEServices has a significant potential for continued growth, it must carefully manage the associated risks in order to be successful.

    WGEServices must compete with other third-party suppliers in order to sell the natural gas commodity to customers. The prices WGEServices charges for the natural gas commodity must be competitive with those charged not only by other third-party suppliers, but also with those charged by Washington Gas as part of its continued bundled service. WGEServices must also spend considerable resources to attract new customers and retain its existing customers. Consequently, operating margins for WGEServices tend to be low.

    In addition, WGEServices faces supply-side risks. To minimize its supply-side risks, WGEServices has a strategy to manage its natural gas contract portfolio in a manner that closely aligns the volumes of gas it purchases with firm commitments from customers to purchase this gas. WGEServices purchases its gas from a number of wholesale suppliers in order to avoid relying on any single provider for its natural gas supply. Similarly, WGEServices' dependency on any one customer or group of customers is limited.

Electric Unbundling

Customer choice programs are not unique to the natural gas industry. Choice for electric customers has been legislated or is being considered in each jurisdiction in which the Company operates. These programs allow for customers to select their electric supplier as soon as July 2000, with phase-in periods through 2004.

    As local regulatory commissions move forward on electric deregulation initiatives, the Company plans to take advantage of the new opportunities provided by deregulation by further diversifying its products and services.

    WGEServices is preparing to sell electricity to customers in the electric customer choice programs that will soon be implemented in the areas it currently serves. It intends to serve the same diversified customer base that it serves in its unregulated gas marketing business.

Potential for Further Unbundling

Currently, the Company provides customer services, such as preparing bills, reading meters and responding to customer inquiries, as part of its core utility function. Unregulated third-party marketers have the option to assume responsibility for bill preparation and customer collections. In addition to billing and collecting from customers for the natural gas commodity, third-party marketers' bills may include natural gas delivery charges due the regulated utility, which are subsequently remitted to Washington Gas.

    Although the Company still provides most services on a bundled basis, the potential exists for future deregulation initiatives to separate these services from the core utility function. In that case, customers could choose to have unregulated competitors provide these services.

    The Company continues to improve quality and efficiencies and to reduce the cost of performing these functions with a goal of achieving market level performance in order to be competitive. As the functions become unbundled, the Company will continue to review its role in that marketplace.

OTHER FACTORS AFFECTING THE COMPANY

INDUSTRY CONSOLIDATION AND CORPORATE STRUCTURE

The energy industry, much like other industries that are becoming increasingly deregulated and more competitive, has seen a number of consolidations, combinations, disaggregations and other strategic alliances and restructuring. This is being driven, in part, as energy companies seek to offer a broader range of energy services to compete more effectively in attracting and retaining customers. For example, affiliations with other operating utilities could potentially result in economies and synergies, and could provide a means to offer customers a more complete range of energy services. Consolidation will present combining entities with the challenges of remaining focused on the customer and integrating different organizations. Others in the energy industry are discontinuing operations in certain portions of the energy industry or divesting portions of their business and facilities.

    The Company, from time-to-time, performs studies, and in some cases holds discussions regarding utility and energy-related investments and transactions with other companies. The ultimate impact on the Company of any such investments and transactions that may occur cannot be determined at this time. The Company has studied changing its corporate structure to clarify the separation of regulated from unregulated operations, for business and regulatory reasons. One structural option the Company is pursuing is the formation of a parent holding company like that of many other utilities.

REGULATORY MATTERS

Requests for a modification to existing rates are based on increased investment in plant and equipment, higher operating expenses and the need to earn an adequate return on invested capital. In July 1998, the SCC of VA granted the Company's distribution subsidiary, Shenandoah Gas Company, an increase in annual revenues of $1.4 million, effective December 28, 1997. The Company's base rates did not change in any of its other major jurisdictions in 1999 and have not changed during the past five years. A summary of major rate applications and results is shown in the following table.


26   1999 ANNUAL REPORT

                 Summary of Major Rate Applications and Results

                                                                                Increase in
                                                                              Annual Revenues               Allowed
                                                                                 (Millions)                Return on
                                                        Test Year         -------------------------          Common
Jurisdiction                      Effective Date      12 Mos. Ended       Requested         Granted          Equity
---------------------------------------------------------------------------------------------------------------------
Virginia                               7/6/90            3/31/90           $ 7.7            $ 7.1            13.00%
Maryland                               8/1/93           12/31/92            26.2             10.6              a/
District of Columbia                 10/19/93            9/30/92            24.5              4.7            11.50
District of Columbia                   8/1/94            9/30/93            17.3              6.4              b/
Virginia                              9/27/94           12/31/93            15.7              6.8            11.50
Maryland                              12/1/94            3/31/94            17.6              7.4              a/

a/ Rates were implemented as a result of a settlement agreement. The return on equity indicated in the order of 11.5% was not utilized to establish rates.

b/ Application was settled without stipulating the return on common equity.

INCENTIVE RATE PLAN PROPOSAL

On May 17, 1999, the Company filed an application for an Incentive Rate Plan with the Public Service Commission of Maryland (PSC of MD). The application requested that the Company's rates be frozen at current levels for five years from the date of approval. In addition to the rate freeze, the plan proposes a sharing mechanism when the Company's earnings on its Maryland business exceeds a 12% return on equity (ROE), with the customers receiving 50% and the Company retaining 50% of the excess.

    The proposal provides for a change in the 12% benchmark return on equity when the twelve-month average of 30-year U.S. Treasury bonds moves by more than 100 basis points in either direction. The proposal also allows for adjustments to rates due to circumstances beyond the Company's control, such as changes in tax laws, legislative mandates, Financial Accounting Standards Board or Securities and Exchange Commission accounting modifications or regulatory changes. The proposal provides the Company with the opportunity to adjust rates, subject to PSC of MD review and refund, should its Maryland weather-normalized ROE drop below 8.5%. Finally, the proposal maintains the gas cost mechanisms that provide for the recovery of actual costs of gas from firm customers.

    The Company believes that if the PSC of MD approves the proposal, Maryland customers would receive significant protection from the risk of inflationary increases for five years. The Company would also have an additional incentive to increase its operational efficiency and reduce costs in order to earn a greater return for its shareholders.

    Under this proposal, the Company has an opportunity to increase its earnings beyond its current 11.50% allowed return on equity. However, this incentive proposal presents certain risks for the Company since the impact and the risk of cost increases would almost completely be borne by the Company. The Company believes that the incentive rate plan it has proposed and the efficiencies it can derive represent an appropriate balance of the interests of its customers and its shareholders.

    Settlement discussions are currently underway among PSC of MD staff, intervenor groups and the Company. If successful, the results of these settlement discussions will be presented to the PSC of MD for its approval. However, a decision is not expected for the fiscal year 2000 heating season.

YEAR 2000

The millennial change to the Year 2000 could affect the Company's software programs and computing infrastructure that use two-digit years to define the applicable year, rather than four-digit years. As such, they may recognize a date using "00" as being the year 1900 rather than the year 2000. This could result in the computer or device shutting down, performing incorrect computations or performing inconsistently.

    In 1996, the Company began a structured program to address Year 2000 issues. It has been implementing individual strategies targeted at the specific nature of Year 2000 issues in each of the following areas: 1) business-application systems including, but not limited to, the Company's customer service, operations and financial systems and end-user applications; 2) embedded systems, including equipment that operates such items as the Company's storage and distribution system, meters, telecommunications, fleet and buildings; 3) vendor and supplier relationships; 4) communications with customers; 5) business continuity management planning; and 6) independent verification and validation.

    To implement this comprehensive Year 2000 program, the Company established a Year 2000 Project Office, chaired by the Vice President and Chief Information Officer who reports directly to the Chairman and Chief Executive Officer. The multi-disciplinary project office includes executive management and employees with expertise from various disciplines including, but not limited to, information technology, engineering, finance, communications, internal audit, facilities management, procurement, operations, law and human resources. In addition, the Company has utilized the expertise of outside consultants to assist in the implementation of the Year 2000 program in such areas as business-application system remediation, business-application system replacement, embedded systems inventory and analysis, business continuity management planning, and independent verification and validation.

Business Application Systems

In March 1997, the Company completed its assessment of all its business-application systems. It has resolved Year 2000 issues through remediation of 18 systems to recognize the turn of the century and the replacement of 21 systems with new systems that provide additional business management information and recognize four-digit years. The Company has completed modifications to all 18 of the business applications


                                                          1999 ANNUAL REPORT  27
targeted for remediation. Thus, the applications targeted for remediation have been remediated, tested and placed back into a Year 2000 operational environment.

    The Company used in-house staff to test all remediated applications and used a testing procedure commonly known as trace-based testing to test modified business applications for Year 2000 functionality. This method first captures current processing steps and relevant data, which are run prior to remediation (baseline test) and again after remediation (regression test). This process is intended to identify any business rules that may have changed during the remediation effort and to confirm that only date processes have been changed. Once the regression test was successfully completed, the Company used automated test software tools to perform additional applicable future date tests for each system.

    The Company installed an enterprise-wide software system that replaced 19 business application systems, including its financial, human resources and supply chain systems. Two other systems have been replaced with systems not included in the enterprise-wide software initiative. These 21 business applications represent approximately one-half of the business application software code requiring remediation or replacement. The Company has completed the replacement of all critical and important business applications.

    During the fourth quarter of fiscal year 1998, the Company completed a comprehensive, prioritized inventory of end-user applications (i.e., PC-based databases) and has implemented, replaced or remediated these applications, as necessary. The Company has completed the replacement or remediation and testing of all critical end-user applications.

Embedded Systems

The Company has performed a comprehensive inventory of its embedded systems at the component level. This inventory identified several hundred components that were potentially date-sensitive. The Company has contacted all manufacturers of those components that it has identified as critical or important to its operations. Approximately 3% of the date-sensitive components that the Company has identified were non-compliant based on information provided by the manufacturers. All critical and important components have been remediated, tested and placed back into production.

Vendor and Supplier Relationships

The Company has contacted in writing or through face-to-face discussions all vendors and suppliers of products and services that it considers critical or important to its operation. These contacts include providers of interstate transportation capacity and storage, natural gas suppliers, financial institutions and electric, telecommunications and water companies. The Company has evaluated their responses and continues the process of following up with the vendors and suppliers either through meetings or by letter. The Company recognizes there are no practical alternatives for external infrastructure such as electric, telecommunications and water services, suppliers of natural gas and providers of interstate transportation capacity and storage to deliver natural gas to the Company's distribution system. However, based upon the Company's communications with these suppliers, the Company expects these providers to be ready to provide service at the turn of the century and beyond.

Customer Communications

The Company is communicating with its major interruptible customers to inform them about the potential vulnerability of embedded boiler and plant control systems. Last year the Company informed them that they should assess the need to include potential remediation and/or replacement of these systems as part of their Year 2000 programs to ensure their ability to switch to an alternate fuel source, as required by applicable tariffs and contracts, if called on to do so. In the summer of 1999, the Company informed its interruptible customers that all interruptible sales and interruptible delivery service customers will be required to switch to their alternate fuel sources on the morning of December 31, 1999.

    In addition, the Company is explaining its Year 2000 efforts to customers through individual, community and association presentations; through responses to written inquiries; through brochures explaining its program, which were mailed to customers; and through its website.

Year 2000 Risks and Business Continuity Planning

With respect to its internal operations, over which the Company has direct control, the Company believes the most significant potential risks are: 1) its ability to use electronic devices to control and operate its distribution system; 2) its ability to render timely bills to its customers; 3) its ability to enforce tariffs and contracts applicable to interruptible customers; and 4) its ability to maintain continuous operation of its computer systems. The Company's Year 2000 program addresses each of these risks and the remediation or replacement of these systems is essentially complete. In the event that any Year 2000-related problems may occur, the Company's continuity plan will outline alternatives to mitigate the impact of such failures, to the extent possible.

    The Company relies on the suppliers of natural gas and interstate transportation and storage capacity to deliver natural gas to the Company's distribution system. The external infrastructure, including electric, telecommunications and water services, is necessary for the Company's basic operation, as well as the operations of many of its customers. Should any of these critical vendors fail, the impact of any such failure could become a significant challenge to the Company's ability to meet the demands of its customers, to operate its distribution system and to communicate with its customers. It could also have a material adverse financial impact including, but not limited to, lost revenues, increased operating costs and claims from customers related to business interruptions. The Company has no way of ensuring that those vendors or suppliers mentioned above, for which there are no viable options, will be timely Year 2000 compliant.

    As part of its normal business practice, the Company maintains plans to follow during emergency circumstances. These plans are being used as a basis to build the Company's continuity plan for potential Year 2000-related problems. As part of its contingency planning effort, the Company has performed tabletop exercises to validate this plan. The Company will continue performing tabletop exercises and drills, which are expected to continue through the end of 1999.

    The Company maintains and operates a command center that is activated during emergency circumstances. The Company will manage specific Year 2000 continuity operations from the command center during the millennium change, as well as at


28   1999 ANNUAL REPORT
other points in time on an as-needed basis. The Company has informed its employees that every employee will be expected to work or be available to work between December 27, 1999, and January 7, 2000, and between February 22, 2000, and March 7, 2000.

    Because of the interconnected nature of potential Year 2000-related problems, the Company recognizes that effective continuity planning must focus on both internal and external operations. Therefore, the Company has been in contact with and will work with federal, state and local governmental agencies, as well as local organizations and other utilities as it completes its planning effort.

    The Company believes that its work will serve to reduce the risk that its internal systems will fail for Year 2000 reasons. However, the continuity plan cannot fully offset interrupted delivery to the Company's distribution system of natural gas by the producers of natural gas and providers of interstate transportation capacity or the impact on operations of failures of electric, telecommunications and water services.

Independent Verification and Validation

The Company worked with external consultants to verify and validate the Company's Year 2000 remediation and replacement strategies and results for both business applications and embedded systems.

    To verify and validate the Company's remediation efforts of its business applications, the consultants reviewed all remediated business applications to determine that the code was remediated correctly. The consultants have reviewed the compliance statements received from the manufacturers of the critical and important embedded system components and, where possible, developed strategies and testing procedures to verify the compliance statements. The Company has independently tested all of those critical and important embedded systems that it has determined it can meaningfully test.

Financial Implications

From program inception through December 31, 1999, the Company expects to incur non-recurring expenses of approximately $12 million for: 1) business-application systems remediation; 2) embedded systems replacement; 3) end-user applications remediation and replacement; 4) independent verification and validation; and 5) certain costs associated with the replacement of certain existing business systems. Over the same period, the Company expects to capitalize costs of approximately $45 million to:1) replace certain existing business-application software systems with new systems that will be Year 2000 operational and provide additional management information; and 2) implement business continuity initiatives identified by the Company.

    The following table reflects the amounts charged to expense and capitalized for the fiscal years ending September 30, 1999, 1998 and 1997 for business-application systems remediation, embedded systems replacement, end-user applications remediation and replacement, independent verification and validation costs and business continuity initiatives.

-----------------------------------------------------------
(Millions)           1999       1998      1997      Total
-----------------------------------------------------------
Expense               $ 2        $ 1       $ 1       $ 4
Capital               $ 3        $ 1       $ -       $ 4

    The following table reflects the amounts charged to expense and capitalized for the fiscal years ending September 30, 1999, 1998 and 1997 for business-application software systems replacement.

-----------------------------------------------------------
(Millions)           1999       1998      1997      Total
-----------------------------------------------------------
Expense               $ 4        $ 4       $ -       $ 8
Capital               $21        $19       $ -       $40

    Through September 30, 1999, the Company has incurred $12 million or 100% of the estimated costs it expects to expense for its Year 2000 strategies through December 31, 1999. Additionally, through September 30, 1999, the Company has capitalized $44 million or 98% of the estimated costs it expected to incur to replace certain existing business-application software systems and embedded systems, and to implement business continuity initiatives through December 31, 1999. The Company expects to incur the remaining expenditures by December 31, 1999.

    Each of the components of the Company's Year 2000 program is progressing, and the Company believes it is taking all reasonable steps necessary to be able to operate successfully through and beyond the turn of the century.

LABOR UNION NEGOTIATIONS

A contract with the Office and Professional Employees International Union Local 2 expires on March 31, 2000. That contract covers 384 office workers or 20% of the Company's utility workforce. Also during fiscal year 2000, two contracts expire with the Teamsters Local 96 (Teamsters) labor union. The first Teamsters contract, which covers 791 field employees or 41% of the Company's utility workforce, will expire on May 31, 2000. The second Teamsters contract, which covers 27 field and office employees or 68% of Shenandoah's workforce, will expire on July 31, 2000. In addition, two contracts expire with the International Brotherhood of Electrical Workers Local 1900 (IBEW). The first IBEW contract, which covers 21 production and maintenance workers or 1% of the Company's utility workforce, expires on July 31, 2000. The second IBEW contract, which covers 16 clerical employees or less than 1% of the Company's utility workforce will expire on October 31, 2000.

    At appropriate times during fiscal year 2000, the Company will enter into good faith negotiations with each union with the intention of reaching a timely and reasonable agreement with each union. In any event, the Company will have contingency plans in place to ensure that its customers continue receiving safe and reliable service.

ENVIRONMENTAL MATTERS

The Company and its subsidiaries are subject to various laws related to environmental matters, as discussed in Note 9 to the Consolidated Financial Statements.

ACCOUNTING FOR REGULATORY MATTERS

As the industry continues to address competitive market issues, the cost-of-service regulation used to compensate the Company for the cost of its regulated operations will continue to evolve. Non-traditional ratemaking initiatives and market-based pricing of products and services could have additional financial implications for the Company.

    The Company records the results of its regulated activities in accordance with Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (SFAS No. 71). In certain circumstances, SFAS No. 71 allows


                                                          1999 ANNUAL REPORT  29
entities whose rates are determined by third-party regulators to defer costs as "regulatory" assets in the balance sheet to the extent that these costs are expected to be recovered in future rates.

    As deregulation and competitive initiatives increasingly impact the Company, however, SFAS No. 71 may no longer apply to all or part of the Company's regulated operations in future years. Such Company operations would be subject to the same accounting standards that apply to unregulated entities. In effect, the Company could be required to write off certain regulatory assets that had been deferred in prior period Consolidated Balance Sheets and charge these costs to expenses at the time it is determined that the provisions of SFAS No. 71 no longer apply. The composition of regulatory assets is shown in Note 1 to the Consolidated Financial Statements. While it believes that SFAS No. 71 continues to apply to its regulated operations, the changing nature of the Company's business requires it to continually assess the impact of those changes on its accounting policies.

ECONOMIC CONDITIONS

The Company and its subsidiaries operate in one of the fastest growing regions in the nation. The continued prosperity of this region has allowed the Company to expand its regulated delivery service customer base at more than twice the national average during the past five years. In addition, this economy has provided a robust market for the Company's subsidiaries to market the natural gas commodity and other energy-related goods and services. A downturn in the economy of the region in which the Company operates, which cannot be predicted with accuracy, would likely adversely affect the Company's ability to grow its regulated utility and other businesses at the same rate that they otherwise could grow.

INFLATION

From time-to-time, the Company seeks approval for rate increases from its regulatory commissions to help the Company cope with the effects of inflation on its capital investment and returns. The most significant impact of inflation is on the Company's replacement cost of plant and equipment. While the regulatory commissions having jurisdiction over the Company's retail rates allow depreciation only on the basis of historical cost to be recovered in rates, the Company anticipates that it will be allowed to recover the increased costs of its investment and earn a return thereon after replacement of the facilities occurs.

MARKET RISK

Interest Rate Risk Exposure Related to Other Financial Instruments

At September 30, 1999, the Company had fixed-rate medium-term notes, and other long-term debt aggregating $506.1 million in principal amount and having a fair value of $487.9 million. Fair value is defined as the present value of the debt securities' future cash flows discounted at interest rates that reflect market conditions as of September 30, 1999. While these are fixed-rate instruments and, therefore, do not expose the Company to the risk of earnings loss due to changes in market interest rates, they are subject to changes in fair value as market interest rates change. A total of $36 million, or approximately 7% of the Company's outstanding medium-term notes have call options that enable the Company to mitigate this market risk through the early redemption of those debt instruments. Likewise, a total of $40 million, or 8% of the Company's medium-term notes have put options that allow the holders of debt to mitigate market risk through the early redemption of those debt instruments.

    Using sensitivity analysis to measure this market risk exposure, the Company estimates that the fair value of its long-term debt would increase by approximately $22 million if interest rates were to decline by 10%. The Company also estimates that the fair value of its long-term debt would decrease by approximately $20 million if interest rates were to increase by 10%. In general, such an increase or decrease in fair value would impact earnings and cash flows only if the Company were to reacquire all or a portion of these instruments in the open market prior to their maturity.

Price Risk Related to Gas Marketing Operations

The Company's subsidiary, WGEServices, performs the Company's gas marketing activities. In the course of its business, WGEServices makes fixed-price sales commitments to customers. WGEServices purchases the corresponding physical supplies at fixed prices to lock in margins. WGEServices has exposure to changes in gas prices related to the volumetric differences between the purchase commitments and sales commitments. The risk associated with gas price fluctuations is managed by closely matching purchases from suppliers with sales commitments to customers. At September 30, 1999, WGEServices' open position was not material to the Company's financial position or results of operations.


30   1999 ANNUAL REPORT

WASHINGTON GAS LIGHT COMPANY

Consolidated Statements of Income

-------------------------------------------------------------------------------------------------------------
Years Ended September 30,                                          1999            1998             1997
-------------------------------------------------------------------------------------------------------------

                                                                     (Thousands, Except Per Share Data)

UTILITY OPERATIONS
  OPERATING REVENUES (Note 1)                                    $ 972,120      $ 1,040,618      $ 1,055,754
  Less: Cost of gas (Note 1)                                       505,346          575,786          572,925
        Revenue taxes                                               34,793           39,659           43,719
                                                                 ---------      -----------      -----------
  NET REVENUES                                                     431,981          425,173          439,110
                                                                 ---------      -----------      -----------
  OTHER OPERATING EXPENSES
    Operation                                                      165,605          162,336          160,193
    Maintenance                                                     35,624           38,458           36,857
    Depreciation and amortization (Note 1)                          59,940           54,875           51,363
    General taxes                                                   28,125           29,519           27,558
    Loss on sale of utility property (Note 2)                        2,927               --               --
    Income taxes (See Statements of Income Taxes and Note 6)        38,606           38,006           47,864
                                                                 ---------      -----------      -----------
                                                                   330,827          323,194          323,835
                                                                 ---------      -----------      -----------
        Utility Operating Income                                   101,154          101,979          115,275
                                                                 =========      ===========      ===========
NON-UTILITY OPERATIONS
  OPERATING REVENUES (Note 1)
    Energy marketing                                               103,851           83,176           35,308
    Heating, ventilating and air conditioning                       31,154           13,815            2,653
    Customer financing                                               3,779            3,206            3,373
    Other non-utility                                                1,258            2,637            3,592
                                                                 ---------      -----------      -----------
                                                                   140,042          102,834           44,926
                                                                 ---------      -----------      -----------
  OTHER OPERATING EXPENSES (INCOME)
    Non-utility operating expenses                                 132,505          100,537           42,618
    Gains on sales of non-utility assets (Note 2)                   (2,979)          (4,103)              --
    Income taxes (See Statements of Income Taxes and Note 6)         3,913            1,656              772
                                                                 ---------      -----------      -----------
                                                                   133,439           98,090           43,390
                                                                 ---------      -----------      -----------
        Non-Utility Operating Income                                 6,603            4,744            1,536
                                                                 =========      ===========      ===========

TOTAL OPERATING INCOME                                             107,757          106,723          116,811

Other Income (Expenses)--Net                                        (2,018)            (375)            (650)
                                                                 ---------      -----------      -----------

INCOME BEFORE INTEREST EXPENSE                                     105,739          106,348          116,161
                                                                 ---------      -----------      -----------
INTEREST EXPENSE
  Interest on long-term debt                                        34,728           33,859           30,135
  Other                                                              2,243            3,860            4,007
                                                                 ---------      -----------      -----------
                                                                    36,971           37,719           34,142
                                                                 ---------      -----------      -----------

NET INCOME                                                          68,768           68,629           82,019

DIVIDENDS ON PREFERRED STOCK                                         1,331            1,331            1,331
                                                                 ---------      -----------      -----------

NET INCOME APPLICABLE TO COMMON STOCK                            $  67,437      $    67,298      $    80,688
                                                                 =========      ===========      ===========

AVERAGE COMMON SHARES OUTSTANDING                                   45,984           43,691           43,706
                                                                 =========      ===========      ===========

EARNINGS PER AVERAGE COMMON SHARE--
  BASIC & DILUTED (Note 5)                                       $    1.47      $      1.54      $      1.85
                                                                 =========      ===========      ===========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.


                                                          1999 ANNUAL REPORT  31

WASHINGTON GAS LIGHT COMPANY

Consolidated Balance Sheets

----------------------------------------------------------------------------------------------------------
September 30,                                                                  1999              1998
----------------------------------------------------------------------------------------------------------

                                                                                   (Thousands)

ASSETS
  PROPERTY, PLANT AND EQUIPMENT (Notes 1 and 4)
    At original cost                                                       $ 2,114,071       $ 1,992,770
    Accumulated depreciation and amortization                                 (711,329)         (673,269)
                                                                           -----------       -----------
                                                                             1,402,742         1,319,501
                                                                           -----------       -----------
  CURRENT ASSETS
    Cash and cash equivalents                                                   26,935            17,876
    Accounts receivable                                                         74,295            92,178
    Gas costs due from customers (Note 1)                                        5,127             9,921
    Allowance for doubtful accounts                                             (6,626)           (9,078)
    Accrued utility revenues (Note 1)                                           17,141            16,304
    Materials and supplies--principally at average cost                         17,207            15,607
    Storage gas--at cost (first-in, first-out)                                  80,481            76,338
    Deferred income taxes (See Statements of Income Taxes and Note 6)           19,662            16,337
    Other prepayments--principally taxes                                        14,888            13,864
    Other                                                                          648               849
                                                                           -----------       -----------
                                                                               249,758           250,196
                                                                           -----------       -----------
  DEFERRED CHARGES AND OTHER ASSETS
    Regulatory assets (Note 1)                                                  84,278            95,352
    Other                                                                       29,946            17,384
                                                                           -----------       -----------
                                                                               114,224           112,736
                                                                           -----------       -----------
        Total Assets                                                       $ 1,766,724       $ 1,682,433
                                                                           ===========       ===========
CAPITALIZATION AND LIABILITIES
  CAPITALIZATION (See Statements of Capitalization and Common
        Shareholders' Equity)
    Common shareholders' equity (Notes 5 and 8)                            $   684,034       $   607,755
    Preferred stock                                                             28,420            28,424
    Long-term debt (Note 4)                                                    506,084           428,641
                                                                           -----------       -----------
                                                                             1,218,538         1,064,820
                                                                           -----------       -----------
  CURRENT LIABILITIES
    Current maturities of long-term debt (Note 4)                                1,431            64,106
    Notes payable (Note 3)                                                     113,067           124,943
    Accounts payable                                                           108,284           103,243
    Wages payable                                                                9,824            13,527
    Dividends declared                                                          14,507            13,485
    Customer deposits and advance payments                                      15,853            19,454
    Gas costs due to customers (Note 1)                                         11,321             5,671
    Other                                                                       10,839            11,783
                                                                           -----------       -----------
                                                                               285,126           356,212
                                                                           -----------       -----------
  DEFERRED CREDITS
    Unamortized investment tax credits                                          19,439            20,493
    Deferred income taxes (See Statements of Income Taxes and Note 6)          156,495           145,519
    Other (Notes 1, 7, 9 and 10)                                                87,126            95,389
                                                                           -----------       -----------
                                                                               263,060           261,401
                                                                           -----------       -----------
  COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)
        Total Capitalization and Liabilities                               $ 1,766,724       $ 1,682,433
                                                                           ===========       ===========


The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.



32   1999 ANNUAL REPORT

WASHINGTON GAS LIGHT COMPANY

Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------------------------------------------------------
Years Ended September 30,                                                               1999             1998            1997
--------------------------------------------------------------------------------------------------------------------------------

                                                                                             (Thousands)

OPERATING ACTIVITIES
Net income                                                                            $  68,768       $  68,629       $  82,019
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES
  Depreciation and amortization (a)                                                      66,247          60,291          56,886
  Deferred income taxes--net                                                              9,576          11,055          10,434
  Amortization of investment tax credits                                                 (1,054)           (934)           (954)
  Allowance for funds used during construction                                           (1,642)           (815)           (411)
  Other noncash credits--net, including gains and
   losses on investing activities                                                        (2,719)         (1,406)         (1,444)
                                                                                      ---------       ---------       ---------
                                                                                        139,176         136,820         146,530
CHANGES IN ASSETS AND LIABILITIES--
 NET OF ACQUISITIONS AND DISPOSITIONS (Note 2)
  Accounts receivable and accrued utility revenues                                       13,922         (18,637)        (18,351)
  Gas costs due from/to customers--net                                                    9,790           2,777          19,594
  Storage gas                                                                            (4,143)          4,734           2,757
  Other prepayments--principally taxes                                                   (1,024)         (1,894)         (1,860)
  Accounts payable                                                                        5,036             215           8,191
  Wages payable                                                                          (3,703)            (63)           (718)
  Customer deposits and advance payments                                                 (3,505)          2,792           3,665
  Deferred purchased gas costs--net                                                       1,713             897           1,543
  Other--net                                                                             (4,535)         (5,329)         (6,086)
                                                                                      ---------       ---------       ---------
        Net Cash Provided by Operating Activities                                       152,727         122,312         155,265
                                                                                      ---------       ---------       ---------

FINANCING ACTIVITIES
  Common stock issued                                                                    64,266           5,279             312
  Common stock repurchased                                                                   --          (2,340)             --
  Long-term debt issued                                                                  80,823          72,166         125,812
  Long-term debt retired                                                                (66,193)        (34,537)        (35,555)
  Premium on long-term debt retired                                                          --            (493)         (1,422)
  Debt issuance costs                                                                      (588)           (494)           (462)
  Notes payable--net of effects from purchase of ACI (Note 2)                           (11,876)         55,698         (47,378)
  Dividends on common and preferred stock                                               (56,631)        (53,228)        (52,033)
                                                                                      ---------       ---------       ---------
        Net Cash Provided by (Used in) Financing Activities                               9,801          42,051         (10,726)
                                                                                      ---------       ---------       ---------

INVESTING ACTIVITIES
  Capital expenditures                                                                 (158,733)       (158,874)       (139,871)
  Net proceeds from sales of:
    West Virginia utility assets (Note 2)                                                12,559              --              --
    Undeveloped land (Note 2)                                                             4,073              --              --
    Venture funds                                                                            --           1,619              --
    Retail propane assets (Note 2)                                                           --           4,050              --
  ACI purchase--net of cash acquired (Note 2)                                                --          (2,990)             --
  Investment in limited liability company (Note 2)                                       (7,500)             --              --
  Other investing activities                                                             (3,868)             --             451
                                                                                      ---------       ---------       ---------
        Net Cash Used in Investing Activities                                          (153,469)       (156,195)       (139,420)
                                                                                      ---------       ---------       ---------

INCREASE IN CASH AND CASH EQUIVALENTS (b)                                                 9,059           8,168           5,119
Cash and Cash Equivalents at Beginning of Year (b)                                       17,876           9,708           4,589
                                                                                      ---------       ---------       ---------
Cash and Cash Equivalents at End of Year (b)                                          $  26,935       $  17,876       $   9,708
                                                                                      =========       =========       =========
(a) Includes amounts charged to other accounts

(b) Cash equivalents are highly liquid investments with a maturity of three months or less when purchased.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Income taxes paid                                                                   $  29,519       $  32,925       $  37,494
  Interest paid                                                                       $  38,685       $  37,811       $  33,662

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.


                                                          1999 ANNUAL REPORT  33

WASHINGTON GAS LIGHT COMPANY

Consolidated Statements of Capitalization

--------------------------------------------------------------------------------------------------------------------------------
September 30,                                                               1999                             1998
--------------------------------------------------------------------------------------------------------------------------------

                                                                                  (Dollars in Thousands)

COMMON SHAREHOLDERS' EQUITY (See Statements
    of Common Shareholders' Equity and
    Notes 5 and 8)
  Common stock, $1 par value, authorized 80,000,000 shares,
   issued 46,596,737 and 43,954,658 shares, respectively                $    46,597                  $  43,955
  Paid-in capital                                                           372,453                    310,477
  Retained earnings                                                         269,430                    258,315
  Deferred compensation                                                      (1,190)                    (1,948)
  Treasury stock--at cost, 123,393 and 115,205 shares,
   respectively                                                              (3,256)                    (3,044)
                                                                        -----------                 ----------
        Total Common Shareholders' Equity                                   684,034         56.1%      607,755         57.1%
                                                                        -----------    ---------    ----------    ---------

PREFERRED STOCK without par value, 1,500,000 shares authorized
  Shares issued and outstanding
    $4.80 series, 150,000 shares                                             15,000                     15,000
    $4.25 series, 70,600 shares                                               7,173                      7,173
    $5.00 series, 60,000 shares                                               6,000                      6,000
    $4.36 convertible series, 1,901 and 1,942 shares,
     respectively                                                               190                        194
    $4.60 convertible series, 569 shares                                         57                         57
                                                                        -----------                 ----------
        Total Preferred Stock                                                28,420          2.4        28,424          2.7
                                                                        -----------    ---------    ----------    ---------

LONG-TERM DEBT (Note 4)
  First Mortgage Bonds
    85/8% series due March 1, 2017                                               --                      4,000
    83/4% series due July 1, 2019                                                --                     39,000
                                                                        -----------                 ----------
                                                                                 --                     43,000
                                                                        -----------                 ----------
  Unsecured Medium-Term Notes
    Due fiscal year 1999, 6.50% to 7.97%                                         --                     21,700
    Due fiscal year 2002, 6.90% to 7.56%                                     42,600                     42,600
    Due fiscal year 2003, 6.90%                                               5,000                      5,000
    Due fiscal year 2008, 6.51% to 6.61%                                     20,100                     20,100
    Due fiscal year 2009, 5.49% to 6.92%                                     75,000                         --
    Due fiscal year 2022, 6.94% to 6.95%                                      5,000                      5,000
    Due fiscal year 2023, 6.50% to 7.04%                                     50,000                     50,000
    Due fiscal year 2024, 6.95%                                              36,000                     36,000
    Due fiscal year 2025, 6.50% to 7.76%                                     40,000                     40,000
    Due fiscal year 2026, 6.15%                                              50,000                     50,000
    Due fiscal year 2027, 6.40% to 6.82%                                    125,000                    125,000
    Due fiscal year 2028, 6.57% to 6.85%                                     52,000                     52,000
                                                                        -----------                  ---------
                                                                            500,700                    447,400
                                                                         ----------                  ---------

  Other long-term debt                                                        7,410                      3,086
  Unamortized premium (discount)--net                                          (595)                      (739)
  Less current maturities                                                     1,431                     64,106
                                                                        -----------                 ----------
        Total Long-Term Debt                                                506,084         41.5       428,641         40.2
                                                                        -----------    ---------    ----------    ---------

          Total Capitalization                                          $ 1,218,538        100.0%   $1,064,820        100.0%
                                                                        ===========    =========    ==========    =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.



34   1999 ANNUAL REPORT

WASHINGTON GAS LIGHT COMPANY

Consolidated Statements of Common Shareholders' Equity

---------------------------------------------------------------------------------------------------------------------------------
                                  Common Stock Issued
                                ------------------------       Paid-in        Retained       Deferred      Treasury
                                  Shares         Amount        Capital        Earnings     Compensation      Stock       Total
---------------------------------------------------------------------------------------------------------------------------------
                                                                  (Dollars in Thousands)

BALANCE SEPTEMBER 30, 1996          43,726,853   $43,727      $ 304,691       $ 213,626      $(2,697)     $  (538)      $558,809
  Net income                                --        --             --          82,019           --           --         82,019
  Common stock expense                      --        --             (3)             --           --           --             (3)
  Deferred compensation                     --        --            128              --          675         (478)           325
  Director compensation plan                --        --             --              --           --           33             33
  Dividend reinvestment plan             7,861         8            166              --           --           --            174
  Employee savings plans                 6,356         6            132              --           --           --            138
  Conversion of preferred stock          1,078         1              9              --           --           --             10
  Dividends declared:
    Common stock
     ($1.170 per share)                     --        --             --         (51,139)          --           --        (51,139)
    Preferred stock                         --        --             --          (1,331)          --           --         (1,331)
                                    ----------   -------      ---------       ---------       ------      -------       --------
BALANCE SEPTEMBER 30, 1997          43,742,148    43,742        305,123         243,175       (2,022)        (983)       589,035
  Net income                                --        --             --          68,629           --           --         68,629
  Deferred compensation                     --        --            255              --           74          100            429
  Director compensation plan                --        --             21              --           --           82            103
  Dividend reinvestment plan           188,812       189          4,500              --           --           --          4,689
  Employee savings plans                23,090        23            573              --           --           97            693
  Conversion of preferred stock            608         1              5              --           --           --              6
  Common stock repurchased                  --        --             --              --           --       (2,340)        (2,340)
  Dividends declared:
    Common stock
     ($1.195 per share)                     --        --             --         (52,158)          --           --        (52,158)
    Preferred stock                         --        --             --          (1,331)          --           --         (1,331)
                                    ----------   -------      ---------       ---------       ------      -------       --------
BALANCE SEPTEMBER 30, 1998          43,954,658    43,955        310,477         258,315       (1,948)      (3,044)       607,755
  Net income                                --        --             --          68,768           --           --         68,768
  Common stock issued                2,300,000     2,300         55,344              --           --           --         57,644
  Common stock expense                      --        --         (1,953)             --           --           --         (1,953)
  Stock-based compensation                  --        --            348              --          758         (212)           894
  Dividend reinvestment plan           273,464       274          6,620              --           --           --          6,894
  Employee savings plans                68,196        68          1,613              --           --           --          1,681
  Conversion of preferred stock            419        --              4              --           --           --              4
  Dividends declared:
    Common stock
     ($1.215 per share)                     --        --             --         (56,322)          --           --        (56,322)
    Preferred stock                         --        --             --          (1,331)          --           --         (1,331)
                                    ----------   -------      ---------       ---------       ------      -------       --------

BALANCE SEPTEMBER 30, 1999          46,596,737   $46,597      $ 372,453       $ 269,430      $(1,190)     $(3,256)      $684,034
                                    ==========   =======      =========       =========       ======      =======       ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.


                                                          1999 ANNUAL REPORT  35

WASHINGTON GAS LIGHT COMPANY

Consolidated Statements of Income Taxes

-------------------------------------------------------------------------------------------------------------------------
Years Ended September 30,                                       1999                     1998                   1997
-------------------------------------------------------------------------------------------------------------------------
                                                              (Dollars in Thousands)

INCOME TAX EXPENSE (Note 6)
Charged to other utility operating expenses
  Current                                                     $ 30,215                 $ 28,226               $ 39,674
                                                              --------                 --------               --------
  Deferred
    Accelerated depreciation                                    12,832                   11,550                 10,438
    Losses/gains on reacquired debt                               (235)                     556                    233
    Deferred gas costs                                          (6,987)                     473                 (4,283)
    Pensions and other employee benefit costs                    1,912                      879                  1,472
    Demand-side management costs                                  (604)                    (414)                   281
    Inventory overheads                                             83                     (962)                  (562)
    Other                                                        2,444                   (1,368)                 1,565
                                                              --------                 --------               --------
      Total Deferred Income Tax Expense                          9,445                   10,714                  9,144
                                                              --------                 --------               --------
  Amortization of investment tax credits                        (1,054)                    (934)                  (954)
                                                              --------                 --------               --------
                                                                38,606                   38,006                 47,864
                                                              --------                 --------               --------
Charged to other non-utility operating expenses
  Current                                                        3,409                    1,607                     (6)
  Deferred                                                         504                       49                    778
                                                              --------                 --------               --------
                                                                 3,913                    1,656                    772
                                                              --------                 --------               --------
Charged to other income (expenses)--net
  Current                                                         (570)                    (148)                  (707)
  Deferred                                                        (373)                     292                    512
                                                              --------                 --------               --------
                                                                  (943)                     144                   (195)
                                                              --------                 --------               --------
      Total Income Tax Expense                                $ 41,576                 $ 39,806               $ 48,441
                                                              ========                 ========               ========

-------------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,                                      1999                   1998                   1997
-------------------------------------------------------------------------------------------------------------------------

RECONCILIATION BETWEEN THE STATUTORY FEDERAL
 INCOME TAX RATE AND THE EFFECTIVE INCOME TAX RATE
  Income tax at statutory federal income tax rate       $38,620    35.00%      $37,952     35.00%      $45,661    35.00%
  Increases (decreases) in tax resulting from
    Accelerated depreciation less amount deferred         2,874     2.60         2,655      2.44         2,639     2.02
    Amortization of investment tax credits               (1,054)   (0.95)         (934)    (0.86)         (954)   (0.73)
    Cost of removal                                        (879)   (0.80)         (566)    (0.52)         (588)   (0.45)
    State income taxes                                    1,721     1.56         1,840      1.70         2,036     1.56
    Other items--net                                        294     0.27        (1,141)    (1.05)         (353)   (0.27)
                                                        -------    -----       -------     -----       -------    -----
      Income Tax Expense and Effective Tax Rate         $41,576    37.68%      $39,806     36.71%      $48,441    37.13%
                                                        =======    =====       =======     =====       =======    =====
-------------------------------------------------------------------------------------------------------------------------
September 30,                                                        1999                              1998
-------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEFERRED INCOME TAXES                           CURRENT      NON-CURRENT          Current    Non-current
                                                            -------      -----------          -------    -----------
  Deferred Income Tax Assets
    Pensions and other employee benefit costs              $  3,496       $   2,992           $ 5,038      $   3,384
    Uncollectible accounts                                    1,046              --             2,131             --
    Inventory overheads                                      10,835              --            10,921             --
    Valuation allowance                                          --            (943)               --           (943)
    Other                                                       602           9,439               878         12,432
                                                           --------       ---------           -------      ---------
      Total Assets                                           15,979          11,488            18,968         14,873
                                                           --------       ---------           -------      ---------
  Deferred Income Tax Liabilities
    Accelerated depreciation                                     --         143,310                --        132,080
    Losses/gains on reacquired debt                              --           3,431                --          3,669
    Construction overheads                                       --           2,583                --          2,748
    Income taxes recoverable through future rates                --          13,236                --         15,161
    Deferred gas costs                                       (3,683)            600             2,631          1,273
    Demand-side management costs                                 --           7,081                --          7,516
    Other                                                        --          (2,258)               --         (2,055)
                                                           --------       ---------           -------      ---------
      Total Liabilities                                      (3,683)        167,983             2,631        160,392
                                                           --------       ---------           -------      ---------
      Net Accumulated Deferred Income
          Tax Assets (Liabilities)                         $ 19,662       $(156,495)          $16,337      $(145,519)
                                                           ========       =========           =======      =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.


36   1999 ANNUAL REPORT

WASHINGTON GAS LIGHT COMPANY

Notes to Consolidated Financial Statements

1. ACCOUNTING POLICIES

NATURE OF OPERATIONS

Washington Gas Light Company (Washington Gas or the Company) is a public utility that delivers and sells natural gas to customers in Washington, D.C. and parts of Maryland and Virginia. The Company also has two wholly owned regulated subsidiaries. One regulated subsidiary is a distribution company that serves the northern Shenandoah Valley of Virginia. The other regulated subsidiary operates an underground gas storage field on the Company's behalf. At September 30, 1999, the Company and its distribution subsidiary served nearly 850,000 customer meters. Deliveries to firm customers accounted for 71% of the Company's total therm deliveries in fiscal year 1999. The Company is not dependent on one customer or group of customers.

    Most of the Company's unregulated operations are organized under a wholly owned subsidiary, Washington Gas Resources Corp. (WGR). These unregulated operations include energy marketing; heating, ventilating and air conditioning
(HVAC) services; and financing of certain gas appliances on behalf of customers.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated. The Company's 50% investment in a limited liability corporation is accounted for using the equity method. Certain amounts in financial statements of prior years have been reclassified to conform to the presentation of the current year.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

In accordance with generally accepted accounting principles, management makes certain estimates and assumptions regarding: 1) reported amounts of assets and liabilities; 2) disclosure of contingent assets and liabilities at the date of the financial statements; and 3) reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REGULATED OPERATIONS

The Company and its utility subsidiaries account for their regulated operations in accordance with Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (SFAS No. 71), as amended and supplemented. These standards set specific generally accepted accounting principles for companies whose rates are determined by independent third-party regulators. Through the rate-setting process, regulators often make decisions, the economics of which require companies to record costs as expenses in different timeframes than may be appropriate for other unregulated enterprises. When this situation occurs, the associated costs are deferred as assets (regulatory assets) on the balance sheet and recorded as expenses on the income statement as revenues are collected through customers' rates. Further, regulators can also impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). At September 30, 1999 and 1998, the following regulatory assets and liabilities are reflected on the Company's Consolidated Balance Sheets. These amounts will be recognized as revenues and expenses in future periods when they are reflected in customers' rates.

                                   ASSETS        LIABILITIES
-------------------------------------------------------------
(Millions)                      1999    1998     1999   1998
-------------------------------------------------------------
Income tax-related amounts
 due from/to customers
 (Note 6)                       $33.7   $ 36.2   $20.5  $21.1
Demand-side management
 costs                           19.3     21.4      --    0.8
Other postretirement benefit
 costs (Note 7)                  11.3     11.8      --     --
Losses on reacquired debt         9.2      9.9      --     --
Gas costs due from customers      5.1      9.9      --     --
Gas costs due to customers         --       --    11.3    5.7
Environmental response costs
 (Note 9)                         6.9      8.5      --     --
Transition costs (Note 10)        0.8      3.7      --     --
Purchased gas costs               1.8      3.6      --     --
Refunds due to customers           --       --     2.2    1.4
Other                             1.3      0.3     5.8    4.6
                                -----   ------   -----  -----
  Total                         $89.4   $105.3   $39.8  $33.6
                                =====   ======   =====  =====

    As required by SFAS No. 71, the Company monitors the regulatory and competitive environment in which it operates to determine whether the recovery of its regulatory assets continues to be probable. If the Company were to determine that recovery of these costs is not probable, it would write off the asset against earnings. At present, the Company believes that the provisions of SFAS No. 71 continue to apply to its regulated operations.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at original cost, including labor, materials, taxes and overhead. The Company capitalizes an Allowance for Funds Used During Construction (AFUDC) as a component of construction overhead. The Company capitalized AFUDC of $1,642,000, $815,000 and $411,000 in 1999, 1998 and
1997, respectively.

    When depreciable utility plant and equipment is retired, the Company charges the associated original cost, net of removal costs and salvage value to accumulated depreciation. Maintenance and repairs are charged to operating expenses, except those charges applicable to transportation and power-operated equipment, which are allocated to operating expenses, construction and other accounts based on the use of such equipment. Betterments and renewals are capitalized. Depreciation applicable to the Company's gas plant in service is calculated primarily on a straight-line remaining life basis. The composite depreciation rate was 2.93% for 1999 and 1998 and 2.94% for 1997. The Company periodically reviews the adequacy of its depreciation rates by considering estimated remaining lives and other factors.


                                                        1999 ANNUAL REPORT    37

REVENUE AND COST RECOGNITION

Included in Utility Operating Income

    Revenues. For regulated deliveries of natural gas, the Company reads meters and bills customers on a cycle basis. It accrues revenues for gas delivered, but not yet billed.

    Cost of Gas. The Company's jurisdictional tariffs contain gas cost mechanisms that provide for the recovery of the invoice cost of gas applicable to firm customers. Under these mechanisms, the Company periodically adjusts its firm customers' rates to reflect increases and decreases in the invoice cost of gas. Annually, the Company reconciles the differences between the total gas costs collected from firm customers and the invoice cost of gas. Any excess or deficiency is deferred and subsequently either recovered from, or refunded to, customers over the following twelve-month period. The "Gas costs due from customers" and "Gas costs due to customers" captions, reported in the Consolidated Balance Sheets, reflect amounts related to these reconciliations.

Included in Non-Utility Operating Income

    Energy Marketing. Washington Gas Energy Services (WGEServices), the Company's gas marketing subsidiary, sells natural gas to residential, commercial and industrial customers both inside and outside of the Company's traditional service territory on an unregulated basis. Customer contracts provide for WGEServices to bill customers based on: 1) quantities delivered to the entry point of the local utility's distribution system; or 2) metered customer usage. WGEServices recognizes revenues based on the amounts to be billed to customers, plus an accrual for gas delivered but not yet billed.

    WGEServices purchases gas for delivery to the entry point of the local utility's distribution system; however, the amounts actually delivered to customers may differ from the amounts purchased. For sales contracts based on quantities delivered to the entry point of the local utility's distribution system, WGEServices records gas costs based on the cost of gas delivered to the local utility's distribution system. For sales contracts based on customers' metered usage, WGEServices estimates gas costs using the margin inherent in the contracts applied to the volumes used. Any differences between the invoiced gas costs and the costs recorded as expenses are deferred until the full contract volumes are delivered to customers.

    Heating, Ventilating and Air Conditioning. The Company's unregulated subsidiaries, American Combustion Industries, Inc. (ACI) and Washington Gas Energy Systems (WGESystems), design and renovate mechanical HVAC systems. As part of their businesses, ACI and WGESystems enter into construction contracts. The income for contract terms of one or more years in duration is recognized using the percentage-of-completion method. For all other contracts, these subsidiaries use the completed contract method.

RATE REFUNDS DUE TO CUSTOMERS

The Company records a provision for rate refunds based on the difference between the amount it collects in rates subject to refund and the amount it expects to recover pending a final regulatory decision. At September 30, 1999, the Company was not collecting any rates subject to refund.

REACQUISITION OF LONG-TERM DEBT

Gains or losses resulting from the reacquisition of long-term debt are deferred for financial reporting purposes and amortized over future periods as adjustments to interest expense in accordance with established regulatory practice. No long-term reacquisition gains or losses were realized during fiscal year 1999. However, the Company realized and deferred losses of $0.5 million and $1.7 million in 1998 and 1997, respectively. For income tax purposes, the Company recognizes these gains and losses when the debt is legally retired.

DERIVATIVE ACTIVITIES

The Company's derivative activities currently encompass hedge transactions designed to manage interest rate risk associated with planned issuances of Medium-Term Notes (MTNs). The Company's interest costs associated with issuing MTNs reflect spreads over comparable maturity U.S. Treasury yields that take into account credit quality, maturity and other factors. During fiscal years 1999 and 1998, in order to lock in the U.S. Treasury yield for planned issuances of MTNs, the Company entered into fixed-price agreements for the forward sale of U.S. Treasury securities. The Company accounts for these forward sales as hedges of anticipated transactions in accordance with Statement of Financial Accounting Standards No. 80, Accounting for Futures Contracts (SFAS No. 80). The Company settles hedge transactions when it issues MTNs and recognizes the related gains and losses as MTN issuance costs. Should the Company terminate a hedge agreement without issuing MTNs, the gain or loss would be immediately recognized in earnings. See Note 4 for additional discussion of interest rate hedges.

NEW ACCOUNTING STANDARDS

Beginning with the first quarter of fiscal year 2001, the Company is scheduled to adopt Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended. That statement requires that derivative instruments, including certain derivative instruments embedded in other contracts, be recorded at fair value as either an asset or a liability. Changes in the derivative's fair value must be recognized in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. Further, companies must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company is assessing the impact of SFAS No. 133 on its financial condition and results of operations and is unable to predict its impact at this time.

    In November 1998, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus related to EITF Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. That consensus requires that specific energy trading contracts must be presented at fair value with periodic gains and losses included in earnings. At the present time, EITF Issue No. 98-10 is not applicable to the Company's operations.


38   1999 ANNUAL REPORT

2. ACQUISITIONS AND DISPOSITIONS

HEATING, VENTILATING AND AIR CONDITIONING SUBSIDIARY

In March 1998, WGR acquired a 100% interest in American Combustion, Inc. and American Combustion Industries, Inc. The Company purchased these companies with $3.0 million in cash and the issuance of a $2.0 million promissory note, which is being repaid in monthly installments over two years ending March 2000. The Company accounted for the acquisition using the purchase method of accounting and recognized the excess of the purchase price over net assets acquired as goodwill. The Company is amortizing this goodwill on a straight-line basis over fifteen years. The Consolidated Financial Statements include these subsidiaries' accounts from the acquisition date. On March 30, 1999, American Combustion, Inc. was merged into American Combustion Industries, Inc. (ACI).

SHENANDOAH GAS OPERATIONS

Effective July 1, 1999, the Company's regulated distribution subsidiary, Shenandoah Gas Company (Shenandoah), finalized the sale of its natural gas utility assets located in West Virginia. The Company recorded a non-recurring $2.9 million pre-tax loss ($1.9 million after-tax or $0.04 per average common share) related to the sale.

    The purchaser is serving Shenandoah's former 3,800 natural gas customers in Martinsburg and Berkeley County, West Virginia. To ensure continued natural gas service in the Eastern Panhandle of West Virginia, Shenandoah provides natural gas transportation service to the purchaser. Shenandoah continues to provide natural gas utility service to its nearly 11,000 customers in the northern Shenandoah Valley of Virginia.

    During fiscal years 1999 and 1998, Shenandoah's natural gas therm deliveries in West Virginia represented less than 2% of the Company's consolidated natural gas therm deliveries and less than 1% of associated consolidated revenues. Shenandoah's West Virginia operations did not contribute a material amount to the Company's net income in either 1999 or 1998.

    On September 29, 1999, the Company's Board of Directors authorized a merger of Shenandoah into Washington Gas to form a single corporation for the regulated distribution of natural gas. An application was filed on October 5, 1999 with the State Corporation Commission of Virginia (SCC of VA) to begin the merger process.

LIMITED LIABILITY COMPANY

In August 1999, the Company and Thayer Capital Partners (Thayer) formed Primary Investors, LLC (Primary Investors), a limited liability company. Primary Investors, through its wholly owned subsidiary, Primary Service Group, LLC
(PSG), will focus on investment opportunities in after-market products and services for the heating, ventilating and air conditioning industry. PSG will sell, install, repair and maintain HVAC equipment in the residential and light commercial markets. Initially, PSG is entering this business by acquiring and expanding companies that currently provide HVAC-oriented products and services in the District of Columbia, and parts of Maryland and Virginia.

    The Company and Thayer each owns 50% of Primary Investors and an equal number of representatives from the Company and Thayer serve on Primary Investors' Board of Directors. As a co-investor, the Company has initially committed to invest up to $25 million of equity capital in Primary Investors. The Company invested $7.5 million in Primary Investors through September 30, 1999. The results of Primary Investors since its formation are reflected in the Consolidated Financial Statements using the equity method of accounting and were immaterial.

SALE OF REAL ESTATE

In July 1999, the Company's unregulated subsidiary, Brandywood Estates, Inc., sold approximately 1,000 acres of undeveloped land in Prince George's County, Maryland. As a result of this transaction, the Company recognized a non-recurring pre-tax gain of $3.0 million ($1.8 million after-tax or $0.04 per average common share) during fiscal year 1999.

RETAIL PROPANE ASSETS

In May 1998, the Company sold all of its retail propane assets for $4.1 million, recognizing a pre-tax gain of $2.5 million ($1.6 million after-tax). In fiscal year 1997, net income from propane sales amounted to less than one-half of 1% of the Company's total net income.

3. SHORT-TERM DEBT

The Company satisfies its short-term financing requirements through the sale of commercial paper or bank borrowings. The Company maintains credit lines and a revolving credit agreement to support its outstanding commercial paper and to permit short-term borrowing flexibility. The table below summarizes the major terms of financing agreements of the Company at September 30, 1999.

                              Commitment or
Description/                  Facility Fees
Amount of Credit                 per Annum      Expiration Date
-------------------------------------------------------------------
Permanent Lines of Credit
  $  5 million                     0.07%          June 28, 2000
  $ 10 million                     0.04%          June 30, 2000
  $ 10 million                     0.07%          June 30, 2000

Seasonal Lines of Credit
  $  5 million                    0.07%           June 30, 2000
                               if activated
  $ 10 million                    0.07%          April 30, 2000
                               if activated
Revolving Credit Agreement
  $160 million                     0.06%           May 21, 2000
  $  5 million                     0.15%       January 31, 2000
  $  5 million                     None          March 31, 2000

    At September 30, 1999, the permanent and seasonal lines of credit were unused. The seasonal lines of credit became available on October 1, 1999 and are available during most of the heating season.

    A group of banks provides the regulated utility segment with a $160 million short-term revolving line of credit. The Company can reduce the amount of the commitment at its option. Under the agreement, the banks apply the facility fees to the daily average amount of the commitment outstanding. The agreement expires on May 21, 2000, but allows the Company

                                                         1999 ANNUAL REPORT   39
one extension by mutual agreement, with a termination date of May 19, 2001. At September 30, 1999, this revolving credit agreement was unused.

    Collectively, the borrowing options under the permanent and seasonal lines of credit and the $160 million revolving credit agreement discussed in the prior paragraph include the prime lending rate, rates based on certificates of deposit and London Interbank Offered Rates (LIBOR).

    Two Company subsidiaries, WGEServices and ACI, each have a $5 million revolving line of credit, which expire on January 31, 2000 and March 31, 2000, respectively. Both of these revolving lines of credit are based on LIBOR rates, plus a fixed-percent increment. WGEServices' line of credit was unused at September 30, 1999. At September 30, 1999, ACI had $2.4 million of debt outstanding under its revolving credit agreement at a weighted-average interest rate of 8.13%.

    At September 30, 1999, the Company and its subsidiaries had $113.1 million in short-term debt outstanding, excluding current maturities of long-term debt, at a weighted-average cost of 5.57%. At September 30, 1998, the Company had $124.9 million in short-term debt outstanding, excluding current maturities of long-term debt, at a weighted-average cost of 5.71%.

4. LONG-TERM DEBT

FIRST MORTGAGE BONDS

The Company's Mortgage dated January 1, 1933 (Mortgage), as supplemented and amended, securing any First Mortgage Bonds (FMBs) issued by the Company, constitutes a direct lien on substantially all property and franchises owned by the Company, other than expressly excepted property. At September 30, 1998, the Company had $43.0 million of FMBs outstanding. These FMBs were retired during fiscal year 1999 and the Company has no debt outstanding under the Mortgage at September 30, 1999.

UNSECURED MEDIUM-TERM NOTES

The Company issues unsecured MTNs whose terms are individually set as to interest rate, maturity and any call or put option. These notes can have maturity dates of one or more years from date of issuance. The Company cannot issue any FMBs under its Mortgage without making effective provision whereby any outstanding MTNs shall be secured equally and ratably with any and all other obligations and indebtedness secured by the Mortgage. At September 30, 1999 and 1998, the weighted-average interest rate on all outstanding MTNs was 6.70% and 6.77%, respectively.

    As summarized in the following table, the Company issued $75 million of MTNs in fiscal year 1999. As indicated below, the terms of certain MTNs provide the Company with an option to redeem the MTNs at any time, in whole or in part, at the greater of: 1) par value; or 2) the price implied in the yield to maturity, plus 15 basis points of a comparable-maturity U.S. Treasury security. Both MTNs that were issued during fiscal year 1999 will mature in fiscal year 2009.

                       Amount of               Redeemable
Date                   Issuance      Coupon     Prior To
Issued                (Millions)      Rate      Maturity
------------------------------------------------------------
October 1998              $25         5.49%        No
July 1999                  50         6.92%        Yes
                         ----
  Total                   $75
                         ====

INTEREST RATE HEDGES

At September 30, 1999, the Company had no interest rate hedge agreements outstanding in connection with planned issuances of MTNs. However, at September 30, 1998, the Company had two interest rate hedge agreements outstanding. As described in Note 1, the Company accounted for these agreements as hedges of anticipated transactions in accordance with SFAS No. 80.

    On June 15, 1998, in order to lock in the Treasury yield for the anticipated issuance of $25 million of 10-year MTNs in November 1998, the Company entered into an agreement that reflected the forward sale of $24.9 million of 10-year U.S. Treasury notes at a fixed price to be paid on November 3, 1998. The Company unwound its hedge position concurrent with the issuance of $25 million of MTNs in October 1998. The notes have a 10-year nominal life and a coupon rate of 5.49%. The $2.1 million that the Company paid associated with the settlement of this hedge agreement was recorded to unamortized debt issuance costs in October 1998 and is being amortized over the life of the MTNs. The effective cost of the debt was 6.74%.

    On September 2, 1998, in order to lock in the Treasury yield for an anticipated $39 million MTN issuance related to the refunding of $39 million of 8 3/4% FMBs on July 1, 1999, the Company entered into an agreement that reflected the forward sale of $40 million of 10-year U.S. Treasury notes at a fixed price to be paid on July 1, 1999. The Company unwound its hedge position concurrent with the issuance of $50 million of MTNs in early July 1999. The Company received $2.0 million associated with the settlement of this hedge agreement, which it recorded as a reduction to unamortized debt issuance cost. This benefit is being amortized over the life of the MTNs. The effective cost of the debt was 6.31%.

LONG-TERM DEBT MATURITIES

The amount of maturities on long-term debt for the ensuing five-year period at September 30, 1999 is $1.4 million in 2000, $1.7 million in 2001, $49.0 million in 2002, $36.5 million in 2003, and $40.9 million in 2004.

5. COMMON STOCK AND EARNINGS PER SHARE

SALE OF COMMON STOCK

On November 12, 1998, the Company publicly sold 2 million shares of common stock at $25.0625 per share. On November 18, 1998, the underwriters involved in the offering exercised their option to purchase 300,000 additional shares from the Company at the same price per share. Net proceeds of $55.7 million from the sale are being used for general corporate purposes, including capital expenditures.

COMMON STOCK OUTSTANDING

Shares of common stock outstanding, net of treasury stock, were 46,473,344 at September 30, 1999; 43,839,453 at September 30, 1998; and 43,699,516 at
September 30, 1997.

COMMON STOCK RESERVES

At September 30, 1999, there were 2,071,116 authorized, but unissued, shares of common stock reserved as follows:


40   1999 ANNUAL REPORT

Incentive Compensation Plans                    1,391,050
Dividend Reinvestment and Common
 Stock Purchase Plan                              473,478
Employee Savings Plans                            137,196
Directors' Stock Compensation Plan                 27,483
Conversion of Convertible Preferred Stock          41,909
                                               ----------
  Total Common Stock Reserves                   2,071,116
                                               ==========

    The Company's stock-based incentive compensation plans are discussed in
Note 8.

EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted EPS assumes the conversion of convertible preferred stock and the issuance of common shares pursuant to stock-based compensation plans at the beginning of the applicable fiscal year. The following table shows the computation of the Company's basic and diluted EPS for 1999, 1998 and 1997, respectively.

                                                                                   Net                        Per Share
(Thousands, Except Per Share Data)                                               Income          Shares        Amount
-----------------------------------------------------------------------------------------------------------------------
For the Year Ended September 30, 1999
-----------------------------------------------------------------------------------------------------------------------
BASIC EPS:
  Net Income Applicable to Common Stock                                          $67,437         45,984         $1.47
  Effect of Dilutive Securities:
    $4.60 and $4.36 Convertible Preferred Stock, Assuming
      Conversion on October 1, 1998                                                   11             26
    Stock-Based Compensation Plans                                                    --             13
                                                                                --------        -------
DILUTED EPS:
  Net Income Applicable to Common Stock Plus Assumed Conversions                 $67,448         46,023         $1.47
                                                                                ========        =======        ======

-----------------------------------------------------------------------------------------------------------------------
For the Year Ended September 30, 1998
-----------------------------------------------------------------------------------------------------------------------
BASIC EPS:
  Net Income Applicable to Common Stock                                          $67,298         43,691         $1.54
  Effect of Dilutive Securities:
    $4.60 and $4.36 Convertible Preferred Stock, Assuming
      Conversion on October 1, 1997                                                   11             26
                                                                                --------        -------
DILUTED EPS:
  Net Income Applicable to Common Stock Plus Assumed Conversions                 $67,309         43,717         $1.54
                                                                                ========        =======        ======
-----------------------------------------------------------------------------------------------------------------------
For the Year Ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------------
BASIC EPS:
  Net Income Applicable to Common Stock                                          $80,688         43,706         $1.85
  Effect of Dilutive Securities:
    $4.60 and $4.36 Convertible Preferred Stock, Assuming
      Conversion on October 1, 1996                                                   11             27
                                                                                --------        -------
DILUTED EPS:
  Net Income Applicable to Common Stock Plus Assumed Conversions                 $80,699         43,733         $1.85
                                                                                ========        =======        ======

6. INCOME TAXES

The Company and its subsidiaries file a consolidated Federal income tax return. The Company's Federal income tax returns for all years through September 30, 1996 have been reviewed and closed or closed without review by the Internal Revenue Service.

    The Company is amortizing investment tax credits as credits to income over the estimated service lives of the related properties.

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No.
109). Under SFAS No. 109, deferred income taxes are recognized for all temporary differences between the financial statement and tax basis of assets and liabilities at currently enacted income tax rates.

    SFAS No. 109 requires recognition of the additional deferred income tax assets and liabilities for temporary differences for which deferred income tax treatment is prohibited for ratemaking purposes. Regulatory assets or liabilities corresponding to such additional deferred tax assets or liabilities may be recorded to the extent the Company believes they will be recoverable from or payable to customers through the ratemaking process. The Company's regulatory assets and liabilities associated with income taxes due from and to customers at September 30, 1999 and 1998 are shown in Note 1. Amounts applicable to income taxes due from and due to customers primarily represent differences between the book and tax bases of net utility plant in service.

    The Consolidated Statements of Income Taxes on page 36 provide the following: 1) the components of income tax expense;


                                                         1999 ANNUAL REPORT   41

2) a reconciliation between the statutory Federal income tax rate and the effective income tax rate; and 3) the components of accumulated deferred income tax assets and liabilities at September 30, 1999 and 1998.

7. POSTEMPLOYMENT BENEFITS

The Company and its subsidiaries offer defined-contribution savings plans to eligible employees, covering all employee groups. Designed to provide employees with an incentive to save and invest regularly, these plans allow participants to defer 1% to 14% of their salaries for investment in various alternatives. The employer contribution, which varies by plan, ranges from 25% of the first 1.25%, to 100% of the first 4%, of employees' pre-tax contributions. For plans that allow employees to make after-tax contributions, the employer contribution equals 100% of the first 2% and 50% of the next 2% of employees' after-tax contributions. During 1999, 1998 and 1997, the Company contributed $2.2 million per year to the plans.

    The Company maintains a qualified, trusteed, noncontributory defined benefit pension plan covering all active and vested former employees of the Company and its utility subsidiaries. Executive officers also participate in a nonfunded supplemental executive retirement plan (SERP). A trust has been established for the future funding of the SERP liability. To the extent allowable by law, the Company funds pension costs accrued for the qualified plan.

    The Company provides certain healthcare and life insurance benefits for retired employees. Substantially all employees may become eligible for such benefits if they attain retirement status while working for the Company. The Company accounts for these benefits under the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS No. 106). The Company elected to amortize the accumulated postretirement benefit obligation existing at the October 1, 1993 adoption date of this standard (the transition obligation) of $190.6 million over a twenty-year period.

    The following is certain information about the Company's postemployment benefits:

                                                       Pension Benefits        Health & Life Benefits
-----------------------------------------------------------------------------------------------------
(Millions)                                             1999         1998         1999         1998
-----------------------------------------------------------------------------------------------------
Years Ended September 30,
CHANGE IN BENEFIT OBLIGATION
 Benefit obligation at beginning of year              $ 495.4      $ 428.6      $ 224.6      $ 198.1
 Service cost                                             9.7          9.3          5.0          4.5
 Interest cost                                           31.5         32.2         14.3         14.5
 Amendment                                                 --         12.8           --           --
 Actuarial (gain) loss                                  (46.8)        38.3        (28.0)        15.6
 Benefits paid                                          (30.0)       (25.8)        (9.4)        (8.1)
                                                      -------      -------      -------      -------
    Benefit obligation at end of year                   459.8        495.4        206.5        224.6
                                                      -------      -------      -------      -------

CHANGE IN PLAN ASSETS
 Fair value of plan assets at beginning of year         631.2        591.4         83.5         66.4
 Actual return on plan assets                            89.8         67.0          2.9          4.2
 Company contributions                                    3.9          0.8         22.0         21.0
 Expenses                                                (2.0)        (2.2)          --           --
 Benefits paid                                          (30.0)       (25.8)        (9.4)        (8.1)
                                                      -------      -------      -------      -------
    Fair value of plan assets at end of year            692.9        631.2         99.0         83.5
                                                      -------      -------      -------      -------
FUNDED STATUS
 Funded status of the plan                              233.1        135.8       (107.5)      (141.1)
 Unrecognized actuarial net gains                      (263.6)      (171.0)       (47.5)       (23.6)
 Unrecognized prior service cost                         24.4         26.5           --           --
 Unrecognized transition (assets) obligation             (5.3)        (7.8)       133.5        143.0
                                                      -------      -------      -------      -------
    Accrued benefit cost                              $ (11.4)     $ (16.5)     $ (21.5)     $ (21.7)
                                                      =======      =======      =======      =======
TOTAL AMOUNTS RECOGNIZED IN BALANCE SHEET
 Accrued benefit liability                            $ (16.1)     $ (21.9)     $ (21.5)     $ (21.7)
 Intangible asset                                         4.7          5.4           --           --
                                                      -------      -------      -------      -------
    Total recognized                                  $ (11.4)     $ (16.5)     $ (21.5)     $ (21.7)
                                                      =======      =======      =======      =======

                                                      Pension Benefits     Health & Life Benefits
-----------------------------------------------------------------------------------------------------
Assumptions as of September 30,                       1999         1998      1999       1998
-----------------------------------------------------------------------------------------------------
Discount rate                                          7.50%      6.50%      7.50%      6.50%
Expected return on plan assets                         8.25%      8.25%      8.25%      8.25%
Rate of compensation increase                          4.00%      4.00%      4.00%      4.00%


42   1999 ANNUAL REPORT

    The assumed healthcare cost trend rates for fiscal year 2000 for Medicare eligible and non-Medicare eligible retirees are 6.50% and 7.58%, respectively; these rates are expected to decrease gradually to 5.50% and 5.75%, respectively, in 2003 and remain at those levels thereafter.

                                                     Pension Benefits                        Health & Life Benefits
------------------------------------------------------------------------------------------------------------------------
(Millions)                                        1999       1998       1997                 1999       1998      1997
------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
 Service cost                                    $  9.7     $  9.3      $  7.8               $ 5.0     $ 4.5      $ 4.6
 Interest cost                                     31.5       32.2        28.7                14.3      14.5       15.1
 Expected return on plan assets                   (41.6)     (38.7)      (35.7)               (6.3)     (5.1)      (3.8)
 Recognized prior service cost                      2.1        2.1         1.0                  --        --         --
 Recognized actuarial gain                         (0.4)      (2.3)       (3.8)               (0.7)     (2.0)      (1.2)
 Amortization of transition obligation             (2.5)      (2.4)       (2.4)                9.5       9.6        9.5
                                                 ------     ------      ------               -----     -----      -----
 Net periodic benefit cost                         (1.2)       0.2        (4.4)               21.8      21.5       24.2
 Amount capitalized as construction cost            0.8        0.4         1.2                (4.4)     (4.2)      (4.8)
 Amount deferred as a regulatory asset--net         0.9        0.6         1.4                 0.5       1.5       (0.7)
                                                 ------     ------      ------               -----     -----      -----
 Amount charged to expense                       $  0.5     $  1.2      $ (1.8)              $17.9     $18.8      $18.7
                                                 ======     ======      ======               =====     =====      =====

    The projected benefit obligation and accumulated benefit obligation for the Company's nonfunded supplemental executive retirement plan, which has accumulated benefits in excess of plan assets, were $17.0 million and $14.9 million, respectively, as of September 30, 1999 and $19.4 million and $17.0 million, respectively, as of September 30, 1998. The plan has no assets.

    The assumed healthcare trend rate has a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare trend rate would have the following effects:

                                                                          1-Percentage-              1-Percentage-
(Millions)                                                               Point Increase             Point Decrease
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) total service and interest cost components                $ 2.4                     $ (2.1)
Increase (decrease) postretirement obligation                                 $27.0                     $(23.5)

    Almost all of the estimated postretirement benefit costs and the transition obligation are applicable to the Company's regulated activities. The Public Service Commission of the District of Columbia (PSC of DC) granted the Company's recovery of postretirement benefit costs determined in accordance with generally accepted accounting principles (GAAP) through a five-year phase-in plan that ended September 30, 1998. The Company deferred the difference generated during the phase-in period as a regulatory asset. Effective October 1, 1998, the PSC of DC granted the Company full recovery of costs determined under GAAP plus a fifteen-year amortization of the regulatory asset established during the phase-in period. In an order dated September 28, 1995, the SCC of VA issued a generic order that allowed the Company to recover most costs determined under GAAP in rates over twenty years. The SCC of VA, however, set a forty-year recovery period of the transition obligation. As prescribed by GAAP, the Company is amortizing these costs over a twenty-year period. The Public Service Commission of Maryland (PSC of MD) has not rendered a decision to the Company that specifically addresses recovery of postretirement benefit costs determined in accordance with GAAP. However, the level of rates the PSC of MD has allowed is sufficient to recover the cost determined under GAAP.

    Postretirement benefit costs deferred as a regulatory asset at September 30, 1999 were $11.3 million. The Company expects these costs will be recovered over a twenty-year period that began October 1, 1993.

    The Company is required by each regulatory commission having jurisdiction over it to fund amounts reflected in rates for postretirement benefits to irrevocable trusts. The expected long-term rate of return on the assets in the trusts was 8.25% for 1999, 1998 and 1997. To the extent the income in the trusts is taxable, the income tax rate associated with the taxable portion of this return is assumed to be 39.6%.

8. STOCK-BASED COMPENSATION

The Company periodically provides compensation in the form of common stock to certain employees and Company directors. The stock-based compensation plans are designed to promote the Company's long-term success by attracting, recruiting and retaining key employees, and giving certain employees and Company directors an ownership interest in the Company, thereby promoting a closer identity of interests between such persons and the Company's stockholders. Under Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation(SFAS No. 123), the Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related interpretations in accounting for its stock-based compensation plans. The Company's stock-based compensation arrangements are discussed more fully below.

STOCK-BASED COMPENSATION FOR KEY EMPLOYEES

The Company has granted restricted stock to participants in the Long-Term Incentive Compensation Plan (LTICP) and to


                                                        1999 ANNUAL REPORT    43
certain other employees. These shares are subject to restrictions on vesting, sale and transferability. Restrictions lapse with the passage of time. The Company holds the certificates for restricted stock until the employees are fully vested. In the interim, the participants receive full dividend and voting rights.

    The LTICP expired on June 27, 1999 and was replaced with the 1999 Incentive Compensation Plan (1999 Plan). Approved by the stockholders in February 1999, the 1999 Plan allows the Company to grant up to 1,000,000 shares of common stock to officers and key employees. Under the 1999 Plan, the Company may impose performance goals, which if unattained, may result in participants forfeiting all or part of the award.

    On March 31, 1999, the Company granted 45,702 performance shares under the 1999 Plan. A total of 15,802 performance shares will potentially vest after 18 months and 29,900 shares will potentially vest after 30 months. At the end of the vesting periods, the ultimate amount of performance shares issued to the recipients will be adjusted upward or downward based on the Company's total shareholder return relative to a selected peer company group.

    In accordance with APB No. 25, the Company recognizes estimated compensation expenses for restricted stock and performance shares ratably over the vesting periods of the shares. The following table discloses the number of shares granted and outstanding under the LTICP and 1999 Plan, as well as the associated weighted-average fair value at grant dates and compensation expense recognized during each reporting period.

                                                        1999
                                  LTICP                 Plan
--------------------------------------------------------------
                     1999        1998        1997       1999
--------------------------------------------------------------
Shares granted           --      32,350      17,850     45,702
Shares out-
 standing at
 end of period       86,510     116,380     139,915     45,702
Weighted-
 average fair
 value on
 grant dates       $     --    $  27.21    $  22.16   $  22.63
Compensation
 expense
 recognized        $758,000    $955,000    $952,000   $303,000

    On March 31, 1999, the Company also granted 99,465 nonqualified stock options under the 1999 Plan, all of which were outstanding at September 30, 1999. All stock options granted in 1999 had an exercise price of $22.63, which was equal to the fair market value on the date of grant. No compensation cost has been recognized in the Consolidated Statements of Income for the stock option grants. These stock options vest three years after the date of the grant and expire on the tenth anniversary of the grant date. The fair market value of the stock options was $3.85 on the grant date, which was estimated using the Black-Scholes option-pricing model with the following assumptions used for the grants made in 1999: 1) dividend yield of 4.8%; 2) expected stock-price volatility of 24%; 3) risk-free interest rate of 6.3%; and 4) expected option life of three years. No options expired, were exercised or were forfeited during fiscal year 1999.

    If compensation expense for the Company's stock option grants had been determined based on the fair value at the grant dates for those awards, consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been reduced to the amounts shown in the following pro forma table.

Year Ended
September 30, 1999                    As reported         Pro forma
--------------------------------------------------------------------
Net income ($000)                      $68,768            $68,727
Net income applicable to
 common stock ($000)                   $67,437            $67,396
Earnings per average common share:
  Basic                                $  1.47            $  1.47
  Diluted                              $  1.47            $  1.46

    Since nonqualified options were not granted before 1999, there is no pro forma effect on net income for 1998 and 1997.

STOCK GRANTS TO DIRECTORS

Non-employee directors receive a portion of their annual retainer fee in the form of common stock through the Directors' Stock Compensation Plan. Shares granted to directors totaled 5,600, 3,725 and 1,589 in 1999, 1998 and 1997, respectively. For those periods, the fair value of the stock on the grant dates was $25.49, $27.31 and $21.94, respectively. Shares awarded to the participants:
1) are immediately vested and nonforfeitable; 2) may be sold or transferred; and
3) have voting and dividend rights.

9. ENVIRONMENTAL MATTERS

The Company and its subsidiaries are subject to federal, state and local laws and regulations related to environmental matters. These evolving laws and regulations may require expenditures over a long timeframe to control environmental impacts.

    Estimates of liabilities for environmental response costs are difficult to determine with precision because of the factors that can affect their ultimate level. These factors include, but are not limited to: 1) the complexity of the site; 2) changes in environmental laws and regulations at the federal, state and local levels; 3) the number of regulatory agencies or other parties involved; 4) new technology that renders previous technology obsolete or experience with existing technology that proves ineffective; 5) the ultimate selection of technology; 6) the level of remediation required; and 7) variations between the estimated number of years that must be devoted to respond to an environmentally contaminated site as compared to the actual number of years required.

    The Company has identified up to ten sites where the Company, its subsidiaries, or their predecessors may have operated manufactured gas plants
(MGPs). The Company last used any such plant in 1984. In connection with these operations, the Company is aware that certain by-products of the gas manufacturing process are present at or near some former sites and may be present at others.

    At one of the former MGP sites, studies show the presence of coal tar under the site and an adjoining property. The Company's risk assessment study performed on the site shows that there is no unacceptable risk to human health or the environment. The Company has taken steps to control the movement of contaminants into an adjacent river by installing a water treatment system that removes and treats contaminated groundwater


44   1999 ANNUAL REPORT
at the site. The Company completed a feasibility study of remedial alternatives in fiscal year 1998 and submitted its recommended remedial action plan to the appropriate governmental agencies. Both the U.S. Environmental Protection Agency and the local environmental agency have approved the Company's remediation plan.

    At a second former MGP site, tests identified tar products under the property. However, a risk assessment showed that there was no unacceptable risk to human health or the environment. The Company designed and installed a state-approved treatment and recovery system to recover free tar and continues to recover minimal volumes of tar products from pumping. The Company will continue to pump tar, monitor the site and provide annual activity reports to the state's Department of the Environment.

    At a third former MGP site, initial studies determined that tar products are present under the property, but a risk assessment showed that there was no unacceptable risk to human health or the environment. The Company completed and submitted a remedial investigation/feasibility study to the appropriate state regulatory agency. The Company has yet to receive any response from the state regarding its submission, but continues to monitor the site.

    At a fourth former MGP site and on an adjacent parcel of land, the Company has applied for the state voluntary closure program, which will require some additional study to determine ultimate resolution.

    At a fifth former MGP site, a treatment system for contaminated groundwater has been operating for nine years. The Company believes, at this time, that no additional action other than water treatment will be necessary.

    At a sixth former MGP site, a local government has notified the Company about the detection of a substance in an adjacent river that may be related to this site. This same local government owned and operated the MGP for the majority of the life of the plant. The local government sold the MGP to a company, which was subsequently merged into Washington Gas. Washington Gas retired the MGP many years ago. In addition, the Company is aware that the local government has had communications about this condition with federal environmental authorities. At this time, the extent and nature of the contamination and the Company's related obligation, if any, to perform remediation cannot be determined. The Company hopes to have discussions with the local government and may participate in studies to assess the extent and nature of contamination as well as the need for appropriate remediation.

    Through September 30, 1999, the Company had paid $11.0 million for environmental response costs. The Company has recorded a liability of $8.7 million on an undiscounted basis at September 30, 1999 related to future environmental response costs. This estimate is primarily composed of the minimum liabilities associated with a range of environmental response costs expected to be incurred at five of the six sites described above. The Company estimates the maximum liability associated with these sites to be approximately $20.3 million at September 30, 1999. The estimates were determined by the Company's environmental experts, based on experience in remediating MGP sites and advice from legal counsel and environmental consultants. Variations within the range of estimated liability result primarily from differences in the number of years that will be required to perform environmental response processes at each site (2 to 25 years) and the extent of remediation that may be required.

    The Company believes, at this time, that no remediation of any of the remaining four sites will be necessary.

    Regulatory orders issued by the PSC of MD allow the Company to recover the costs associated with the sites applicable to Maryland over periods ranging from five to thirty years. Rate orders issued by the PSC of DC allow the Company a three-year recovery of prudently incurred environmental response costs and allow the Company to defer additional costs incurred between rate cases. At September 30, 1999, there is no environmental regulatory asset subject to recovery in Virginia. The Public Service Commission of West Virginia has allowed a Company subsidiary to recover certain environmental response costs. As discussed in Note 2, the Company sold substantially all of this subsidiary's assets that were located in West Virginia in 1999. The purchaser of these properties is including the environmental response cost recovery in its rates, then remitting these recoveries to the Company on a quarterly basis through November 2001.

    At September 30, 1999, the Company has recorded a regulatory asset of $6.9 million for the portion of environmental response costs it believes are recoverable in rates. Based on existing knowledge, the Company does not expect that the ultimate impact of these matters will have a materially adverse effect on its financial condition or results of operations.

10. COMMITMENTS AND CONTINGENCIES

The Company is involved in certain legal and administrative proceedings incidental to its business. In the opinion of management, the Company has recorded adequate provisions for probable losses related to these proceedings. Management does not expect that the final resolution of these matters will have a materially adverse effect on the Company's financial position or results of operations.

TRANSFERS AND SERVICING OF FINANCIAL ASSETS

The Company has extended credit to certain residential and small commercial customers to purchase gas appliances and equipment and energy conservation products. The Company transfers with recourse certain of these accounts receivable to commercial banks. Effective for transfers after December 31, 1996, the Company accounts for these transfers in accordance with Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (SFAS No. 125), which supersedes Statement of Financial Accounting Standards No. 77, Reporting by Transferors for Transfers of Receivables with Recourse (SFAS No. 77).

    The Company's transfers of receivables with recourse totaled $28.6 million, $27.2 million and $33.0 million in 1999, 1998 and 1997, respectively. The transfers after December 31, 1996 were recognized as sales in accordance with SFAS No. 125 and in accordance with SFAS No. 77 for prior sales. Under the sales agreements with the banks, the Company acts as an agent for the bank and services the receivables. At September 30, 1999, the Company had a $1.8 million receivable representing the present value of estimated future net cash flows related to these sales. The Company has also recognized a liability related to its estimated recourse obligation for sales of receivables since December 31, 1996.


                                                         1999 ANNUAL REPORT   45

    Receivables transferred with recourse are considered financial instruments with off-balance sheet risk. At September 30, 1999, the Company's exposure to credit loss in the event of non-performance by customers is $46.4 million, represented by the $47.7 million balance of transferred receivables that remain outstanding, less the recourse obligation of $0.2 million (for transfers after December 31, 1996) and a provision for uncollectible accounts of $1.1 million (for transfers prior to January 1, 1997).

NATURAL GAS CONTRACTS

Regulated Operations

The Company has 11 long-term natural gas purchase contracts with producers or marketers to purchase natural gas at market-sensitive prices. These contracts provide for commodity charges based upon an ascertainable index and either fixed-reservation charges based on contracted minimum volumes or premiums built into volumetric charges. The contracts also provide for the Company to pay monthly and/or annual deficiency charges if actual volumes fall below minimum levels. These gas purchase contracts have expiration dates ranging from fiscal years 2001 to 2003. At September 30, 1999, the Company is required to make total fixed payments and premiums under these natural gas purchase contracts of approximately $15.4 million. At September 30, 1999, the Company also has service agreements with four pipeline companies that serve the Company directly and three upstream pipelines that provide for firm transportation and storage services. These agreements, which have expiration dates ranging from fiscal years 2001 to 2016, require the Company to pay fixed monthly charges. The aggregate amount of required payments under the pipeline service agreements totals approximately $656.2 million at September 30, 1999.

    The following table summarizes the estimated payments that the Company will make under its natural gas purchase and pipeline transportation contracts during the next five years.

(Millions)     2000     2001    2002    2003    2004    Total
---------------------------------------------------------------
Natural Gas
 Purchase
 Contracts    $  6.4   $ 4.6   $ 2.6   $ 1.8   $  --   $ 15.4
Pipeline
 Contracts      94.6    92.0    81.5    75.2    69.9    413.2
              ------   -----   -----   -----   ------  ------
   Total      $101.0   $96.6   $84.1   $77.0   $69.9   $428.6
              ======   =====   =====   =====   ======  ======

    Currently, the Company recovers the costs incurred under these natural gas purchase contracts as part of the cost of gas through the gas cost recovery mechanisms included in the Company's retail rate schedules in each of its jurisdictions. However, the timing and extent of the Company's initiatives to separate the purchase and sale of natural gas from the delivery of gas could cause its gas supply commitments to be in excess of its continued sales obligations.

    In its District of Columbia and Maryland jurisdictions, the Company has rate provisions that would allow it to continue to recover potential excess commitments in rates. The SCC of VA has not yet issued any definitive ruling on the recovery of any potential excess commitments. The Company is actively managing its supply portfolio to ensure its sales and supply obligations remain balanced. To the extent the Company determines that competition or changing regulation would cause it to discontinue recovery of these costs in rates, it would be required to charge them to expense without any corresponding revenue recovery. If this were to occur and depending upon the timing of the occurrence, the impacts on the Company's financial position and results of operations would likely be significant.

Unregulated Operations

WGEServices, the Company's gas marketing subsidiary, has contracts to purchase fixed quantities of natural gas with terms of up to 24 months. Purchase contracts are designed to match the duration of WGEServices' sales commitments and to effectively lock in a margin on gas sales over the terms of existing sales contracts.

    At any point in time, WGEServices may have a difference between the volumes of natural gas committed to its customers and the volumes of purchase commitments. WGEServices' open position at September 30, 1999 was not material to the Company's financial position and results of operations.

FERC ORDER NO. 636 AND TRANSITION COSTS

In November 1993, the Federal Energy Regulatory Commission (FERC) implemented Order No. 636 (Order). The Order removed the merchant function from interstate pipeline companies' operations and required them to provide storage and transportation services to gas shippers, such as the Company.

    The pipeline companies have incurred, and will continue to incur, certain costs, known as transition costs, in connection with the implementation of the Order. Transition costs that the FERC considers to have been prudent when incurred can be recovered from customers of the pipelines, such as the Company. Through September 30, 1999, the Company had paid $50.8 million in such costs to six pipeline companies and currently estimates that additional transition costs to be assigned to the Company will be at least $0.8 million. The Company has recorded a liability on the balance sheet at September 30, 1999 in this amount.

    The total level of transition costs that will ultimately be incurred by the Company and reflected in the financial statements cannot be estimated at this time. This is because either the costs have yet to be incurred by the applicable pipeline companies, or the level of costs may be affected by requests pending or future filings with FERC.

    The Company is currently collecting transition costs paid to the pipeline companies through the gas cost recovery mechanisms of the Company's retail rate schedules. At September 30, 1999, the Company had recorded a regulatory asset of $0.8 million for amounts yet to be recovered from its customers.

VIRGINIA REGULATORY MATTERS

In those years when the Company does not request a modification of its basic rates, the Company is required to make a filing (referred to as the Company's Annual Information Filing) with


46   1999 ANNUAL REPORT
the SCC of VA that provides Commission staff the basis to assess the reasonableness of the Company's rates on a prospective basis and to make a recommendation to the Commission.

    On September 25, 1998, the staff of the SCC of VA recommended that the Company eliminate a regulatory asset associated with implementation of SFAS No.
106. The Company concluded that the Virginia regulatory asset related to the implementation of SFAS No. 106 did not meet the conditions for continued deferral under SFAS No. 71. Therefore, in the fourth quarter of fiscal year 1998, the Company recorded a $1.6 million charge to write-off the Virginia regulatory asset related to the implementation of SFAS No. 106.

    The Company believes, in accordance with SFAS No. 71, that its regulatory assets recorded as of September 30, 1999 applicable to operations in Virginia are probable of future recovery.

MARYLAND REGULATORY MATTERS

On May 17, 1999, the Company filed an application for an Incentive Rate Plan with the PSC of MD. The application requested that the Company's rates be frozen at current levels for five years from the date of approval. In addition to the rate freeze, the plan proposes a sharing mechanism for net income when the Company's earnings on its Maryland business exceeds a 12% return on equity
(ROE), with the customers receiving 50% and the Company retaining 50% of the excess. The proposal provides for a change in the 12% benchmark ROE when the twelve-month average for 30-year U.S. Treasuries moves by more than 100 basis points in either direction. The proposal also allows for adjustments to rates due to circumstances beyond the Company's control, such as changes in tax laws, legislative mandates, Financial Accounting Standards Board or Securities and Exchange Commission accounting modifications, or new or increased regulatory requirements. The proposed plan provides the Company with the opportunity to adjust rates, subject to PSC of MD review and refund, should its Maryland weather-normalized ROE drop below 8.5%. Finally, the proposal maintains the gas cost mechanisms that provide for the recovery of actual costs of gas from firm customers. The Company cannot predict the outcome of the proposal it filed and does not believe that any changes that may result from this will be effective before July 1, 2000.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair value of the Company's financial instruments at September 30, 1999 and 1998. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                            1999                 1998
-------------------------------------------------------------
                     Carrying    Fair     Carrying    Fair
(Millions)            Amount     Value     Amount     Value
-------------------------------------------------------------
Current assets        $116.9    $116.9     $127.2    $127.2
Current liabilities    277.8     277.8      345.0     345.0
Long-term debt         506.1     487.9      428.6     462.2

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

12. OPERATING SEGMENT REPORTING

In fiscal year 1999, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131). SFAS No. 131 introduces a new model, called the "management approach," to identify and report on the operating segments of a business enterprise. Operating segments are revenue-generating components of an enterprise for which separate financial information is produced internally that management regularly uses to make operating decisions and assess performance.

    The Company reports four operating segments: 1) regulated utility; 2) energy marketing; 3) HVAC; and 4) customer financing for natural gas appliances and certain energy-related equipment.

    With over 95% of the Company's assets, the regulated utility segment is the Company's core business. The regulated utility segment provides regulated gas distribution services, including the purchase and delivery of natural gas, meter reading, bill preparation and responding to customer inquiries. The regulated utility segment serves residential, commercial and industrial customers in metropolitan Washington, D.C. and parts of Maryland and Virginia. In addition, the regulated utility segment also includes the operation of an underground natural gas storage facility regulated by FERC.

    The energy marketing segment sells natural gas directly to customers, both inside and outside the Company's traditional service territory, in competition with unregulated gas marketers. The HVAC segment designs, renovates and services mechanical heating, ventilating and air conditioning systems for commercial and residential customers. The customer financing segment provides financing for consumer purchases of natural gas appliances and certain energy-related equipment.

    The accounting policies of the reported segments are the same as those described in Note 1. While net income or loss is the primary criteria for measuring a segment's performance, the Company also evaluates segments based on other relevant factors, such as penetration into their respective markets. Operating segment information is presented in the following table.


                                                         1999 ANNUAL REPORT   47

                                                   Non-Utility Operations
                                        --------------------------------------------------------
                           Regulated     Energy                Customer       Other                 Eliminations/
(Thousands)                 Utility     Marketing     HVAC     Financing    Activities    Total   Reclassifications Consolidated
---------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30, 1999
---------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES            $  972,120    $103,851    $31,154     $3,779      $ 1,258      $140,042      $    --         $1,112,162
DEPRECIATION AND
 AMORTIZATION                 59,940          26        177         --           --           203           --             60,143
OTHER OPERATING
 EXPENSES                    772,420     101,492     28,485        790       (1,444)      129,323           --            901,743
INCOME TAX EXPENSE
 (BENEFIT)                    38,606         764        972      1,100        1,077         3,913         (943)            41,576
NET INTEREST EXPENSE          36,533           5        279        150            4           438           --             36,971
NET INCOME (LOSS)             64,621       1,564      1,241      1,739        1,621         6,165       (2,018)            68,768
TOTAL ASSETS               1,698,143      32,107     20,560     12,270          239        65,176        3,405          1,766,724
CAPITAL EXPENDITURES         158,190          38        505         --           --           543           --            158,733

----------------------------------------------------------------------------------------------------------------------------------
Year Ended September 30, 1998
----------------------------------------------------------------------------------------------------------------------------------
Total Revenues            $1,040,618    $ 83,176    $13,815     $3,206      $ 2,637      $102,834      $    --         $1,143,452
Depreciation and
 Amortization                 54,875          26         99         --           73           198           --             55,073
Other Operating
 Expenses                    845,758      82,702     14,083        984       (1,533)       96,236           --            941,994
Income Tax Expense
 (Benefit)                    38,006         173       (160)       803          840         1,656          144             39,806
Net Interest Expense          37,428         (13)        98        149           57           291           --             37,719
Net Income (Loss)             64,551         289       (305)     1,269        3,200         4,453         (375)            68,629
Total Assets               1,649,247      20,260     11,863      3,101          641        35,865       (2,679)         1,682,433
Capital Expenditures         156,383          34      2,457         --           --         2,491                         158,874

---------------------------------------------------------------------------------------------------------------------------------
Year Ended September 30, 1997
---------------------------------------------------------------------------------------------------------------------------------
Total Revenues            $1,055,754    $ 35,308    $ 2,653     $3,373      $ 3,592      $ 44,926      $   --          $1,100,680
Depreciation and
 Amortization                 51,363          19        --          --          119           138          --              51,501
Other Operating
 Expenses                    841,252      34,547      2,136      1,810        3,987        42,480          --             883,732
Income Tax Expense
 (Benefit)                    47,864         256        200        495         (179)          772         (195)            48,441
Net Interest Expense          33,920          23         --        147           52           222           --             34,142
Net Income (Loss)             81,354         462        318        922         (387)        1,315         (650)            82,019
Total Assets               1,537,639      10,191        255      2,205        1,163        13,814          579          1,552,032
Capital Expenditures         139,871         --          --         --           --            --           --            139,871

48   1999 ANNUAL REPORT

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

    As discussed in its report, the Audit Review Committee also meets periodically with Arthur Andersen LLP, the Company's independent public accountants, with and without management present, to discuss the results of Arthur Andersen LLP's audit of the Company's financial statements. The report of Arthur Andersen LLP appears on the following page.

/s/ JAMES H. DEGRAFFENREIDT, JR

James H. DeGraffenreidt, Jr., Chairman of the Board and
Chief Executive Officer

/s/ FREDERIC M. KLINE

Frederic M. Kline, Vice President and Chief Financial Officer

Report of the Audit Review Committee

The Audit Review Committee of the Board of Directors of Washington Gas Light Company is comprised of four directors who are not employees of the Company:
Karen Hastie Williams (Chair), Fred J. Brinkman, Daniel J. Callahan, III and Orlando W. Darden. The committee held five meetings during fiscal year 1999.

    The Audit Review Committee oversees Washington Gas Light Company's financial reporting process on behalf of Washington Gas Light Company's Board of Directors. The committee maintains a charter that outlines its responsibilities and modifies the charter from time-to-time, as it deems appropriate. In fulfilling its responsibility, the committee recommended to the Board of Directors, subject to ratification by the stockholders, the selection of Washington Gas Light Company's independent public accountants, Arthur Andersen LLP.

    The Audit Review Committee discussed with the Company's internal auditor and the independent public accountants the overall scope and specific plans for their respective audits, and the adequacy of the Company's internal controls. The committee discussed the Company's financial statements with the independent public accountants and the overall quality of the Company's financial reporting. The committee met separately with the Company's internal auditor and independent public accountants, with and without management present, to discuss the results of their audits and their evaluation of the Company's internal controls. The meetings also were designed to facilitate and encourage any private communication between the committee and the internal auditor or independent public accountants.

/s/ KAREN HASTIE WILLIAMS

Karen Hastie Williams, Chair, Audit Review Committee





                                                         1999 ANNUAL REPORT   49

WASHINGTON GAS LIGHT COMPANY

Report of Independent Public Accountants

To the Shareholders and Board of Directors of Washington Gas Light Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Washington Gas Light Company (a District of Columbia and Virginia corporation) and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of income, cash flows, common shareholders' equity and income taxes for each of the three years in the period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Washington Gas Light Company and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP
Vienna, VA
October 25, 1999


50   1999 ANNUAL REPORT

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

                                                                                Quarter Ended
----------------------------------------------------------------------------------------------------------------------
(Thousands, Except Per Share Data)                       Dec. 31          March 31          June 30          Sept. 30
----------------------------------------------------------------------------------------------------------------------
FISCAL YEAR 1999
 Operating revenues (a)                                  $328,875         $447,418          $175,297         $160,572
 Operating income (loss) (a)                               35,686           74,601             2,162           (4,692)
 Net income (loss)                                         24,915           64,844            (6,764)         (14,227)
 Earnings (loss) per average share of common
  stock-basic & diluted (b)                                  0.55             1.39             (0.15)           (0.31)

FISCAL YEAR 1998
 Operating revenues (a)                                  $395,068         $420,678          $179,222         $148,484
 Operating income (loss) (a)                               47,939           61,728             1,727           (4,671)
 Net income (loss)                                         38,123           53,729            (7,022)         (16,201)
 Earnings (loss) per average share of common
  stock-basic & diluted (b)                                  0.87             1.22             (0.17)           (0.38)

(a) Amounts reported for prior quarters have been adjusted, primarily to include the non-utility operating segments. Previously, the revenues and operating income from the Company's non-utility segments were reported as part of the "Other Income (Loss)--Net" category on the Consolidated Statements of Income.

(b) The sum of these amounts may not equal the annual amount because the quarterly calculations are based on varying numbers of common shares outstanding.

COMMON STOCK PRICE RANGE AND DIVIDENDS PAID
-----------------------------------------------------------------------------------------------
                                                               Dividends Paid      Dividend
                                   High             Low            Per Share      Payment Date
-----------------------------------------------------------------------------------------------
FISCAL YEAR 1999
 Fourth quarter                   $28 7/8         $25                $0.305            8/1/99
 Third quarter                     27 1/16         21                 0.305            5/1/99
 Second quarter                    27 3/8          21  5/16           0.300            2/1/99
 First quarter                     28 3/4          24 15/16           0.300           11/1/98

FISCAL YEAR 1998
 Fourth quarter                   $27 7/8         $23  1/16          $0.300            8/1/98
 Third quarter                     28 1/4          24  3/4            0.300            5/1/98
 Second quarter                    30 3/4          25  9/16           0.295            2/1/98
 First quarter                     31 3/8          23 13/16           0.295           11/1/97

    The common stock of the Company is listed for trading on the New York Stock Exchange and on the Philadelphia Stock Exchange, and is shown as "WashGasLt" or "WashGs" in newspapers. At September 30, 1999, the Company had 21,565 common shareholders of record.


                                                         1999 ANNUAL REPORT   51