Form 10-K, Exhibit 13
period 2000-09-30
WASHINGTON GAS LIGHT CO
filed 2000-12-18
CIK 104819

Financial Information Table of Contents

Selected Financial and Operations Data (5-Year)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Financial Statements
    Statements of Income
    Balance Sheets
    Statements of Cash Flows
    Statements of Capitalization
    Statements of Common Shareholders’ Equity
    Statements of Income Taxes

Notes to Consolidated Financial Statements
    Note 1—Accounting Policies
    Note 2—Corporate Restructuring
    Note 3—Acquisitions and Dispositions
    Note 4—Short-Term Debt
    Note 5—Long-Term Debt
    Note 6—Common Stock
    Note 7—Preferred Stock
    Note 8—Earnings Per Share
    Note 9—Income Taxes
    Note 10—Postemployment Benefits
    Note 11—Stock-Based Compensation
    Note 12—Environmental Matters
    Note 13—Commitments and Contingencies
    Note 14—Fair Value of Financial Instruments
    Note 15—Operating Segment Reporting

Management’s Responsibility for Financial Statements

Report of the Audit Review Committee

Report of Independent Public Accountants

Supplementary Financial Information

Shareholder and Investor Information

Glossary of Key Terms

ACI: American Combustion Industries, Inc. is a subsidiary of Washington Gas Resources Corp. that provides HVAC-related products and services to commercial customers.

Bundled Service: Service in which customers purchase both the natural gas commodity and the distribution or delivery of the commodity from the local regulated utility. When customers purchase bundled service from Washington Gas, no mark-up is applied to the cost of the natural gas commodity that is passed through to customers. The regulated utility has an opportunity to earn a fair rate of return on the delivery of the natural gas.

City Gate: A point or measuring station at which a gas distribution system receives gas from a pipeline or transmission system.

Delivery Service: The regulated distribution, or delivery, of natural gas to retail customers. Washington Gas provides delivery service to retail customers in Washington, DC and parts of Maryland and Virginia.

Firm Customers: Customers whose gas supply will not be disrupted to meet the needs of other customers. Typically, this class of customers comprises residential customers and the vast majority of commercial customers.

HVAC: Heating, ventilating and air conditioning products and services.

Interruptible Customers: Large commercial customers whose service can be temporarily interrupted in order for Washington Gas to meet the needs of firm customers. These customers pay a lower delivery rate than firm customers and they must be able to readily substitute an alternate fuel for natural gas. The effect on net income of any changes in delivered volumes or prices to the interruptible class is minimized by margin sharing arrangements in the company’s tariffs.

Merchant Function: The purchase of the natural gas commodity by the regulated utility on behalf of retail customers.

PSC of DC: Public Service Commission of the District of Columbia, a three-member board that regulates the Washington Gas distribution operations in the District of Columbia.

PSC of MD: Public Service Commission of Maryland, a five-member board that regulates the Washington Gas distribution operations in Maryland.

Regulated Utility: See Utility Operations.

Retail Energy Marketing: Unregulated sales of the natural gas and electricity commodities by company subsidiary, Washington Gas Energy Services, Inc.

SCC of VA: State Corporation Commission of Virginia, a three-member board that regulates the Washington Gas distribution operations in Virginia.

Service Area: The region in which Washington Gas, the regulated utility, operates. The company`s service area includes metropolitan Washington, DC and surrounding regions in Maryland and Virginia.

Tariffs: Documents issued by regulatory commissions in each state jurisdiction that set the prices the regulated distribution company may charge and the practices it must follow when providing service to its customers.

Third-Party Marketer: Unregulated companies that sell natural gas and electricity directly to retail customers. Washington Gas Energy Services, Inc., a subsidiary company, is a third-party marketer.

Therm: A measure of heating value. Washington Gas reports its natural gas sales and deliveries in therms.

Unbundling: The separation of the delivery of natural gas or electricity from the sales of these commodities and related services that, in the past, were provided only by a regulated utility.

Utility Net Revenues: Utility revenues, less the associated cost of gas and applicable revenue taxes.

Utility Operations: The company segment that sells and distributes natural gas primarily to retail customers in Washington, DC, Maryland and Virginia. Utility operations are regulated by state and federal regulatory commissions.

WGEServices: Washington Gas Energy Services, Inc., is a subsidiary of Washington Gas Resources Corp. that markets natural gas and electricity to retail customers.

WGESystems: Washington Gas Energy Systems, Inc., is a subsidiary of Washington Gas Resources Corp. that offers HVAC-related products and services to commercial customers.

WGL Holdings: WGL Holdings, Inc., is a newly formed holding company that, effective November 1, 2000, became the parent company of Washington Gas and its subsidiaries.

Weather Insurance: An insurance policy which provides the utility’s earnings with some protection from the effects of warmer-than-normal winter weather conditions.

Washington Gas Light Company Selected Financial and Operations Data

(Dollars in Thousands, Except Per Share Data)	2000	1999	1998	1997	1996

SUMMARY OF EARNINGS
Utility operating revenues	$1,031,105	$972,120	$1,040,618	$1,055,754	$969,778
Less: Cost of gas	552,579	505,346	575,786	572,925	469,925
Revenue taxes	35,598	34,793	39,659	43,719	44,349

Utility net revenues	$442,928	$431,981	$425,173	$439,110	$455,504

Utility operation and maintenance expenses	$177,504	$201,229	$200,794	$197,050	$220,922
Non-utility operating revenues	$218,087	$140,096	$102,834	$44,926	$3,382
Net income	$84,574	$68,768	$68,629	$82,019	$81,591
Dividends on preferred stock	1,323	1,331	1,331	1,331	1,332

Net income applicable to common stock	$83,251	$67,437	$67,298	$80,688	$80,259

Earnings per average common share —basic and diluted	$1.79	$1.47	$1.54	$1.85	$1.85

CAPITALIZATION—YEAR-END
Common shareholders’ equity	$711,496	$684,034	$607,755	$589,035	$558,809
Preferred stock	28,173	28,420	28,424	28,430	28,440
Long-term debt	559,575	506,084	428,641	431,575	353,893

Total capitalization	$1,299,244	$1,218,538	$1,064,820	$1,049,040	$941,142

OTHER FINANCIAL DATA
Total assets—year-end	$1,939,840	$1,775,499	$1,682,433	$1,552,032	$1,464,601
Property, plant and equipment—net	$1,460,280	$1,402,742	$1,319,501	$1,217,137	$1,130,574
Capital expenditures	$124,067	$158,733	$158,874	$139,871	$124,414
Long-term obligations—year-end	$559,575	$506,084	$428,929	$432,368	$353,893

COMMON STOCK DATA
Annualized dividends per share	$1.24	$1.22	$1.20	$1.18	$1.14
Dividends declared per share	$1.235	$1.215	$1.195	$1.170	$1.135
Book value per share—year-end	$15.31	$14.72	$13.86	$13.48	$12.79
Return on average common equity	11.9%	10.4%	11.2%	14.1%	15.0%
Dividend yield on book value	8.1%	8.3%	8.6%	8.7%	8.9%
Payout ratio	69.0%	82.7%	77.6%	63.2%	61.4%
Common shares outstanding—year-end (thousands)	46,470	46,473	43,839	43,700	43,703

GAS SALES AND DELIVERIES BY THE UTILITY (thousands of therms)
Gas sold and delivered
Residential—firm	557,825	604,162	615,786	665,452	739,603
Commercial and industrial
Firm	240,239	285,349	345,809	426,831	473,645
Interruptible	27,627	48,989	73,554	147,375	182,730
Electric generation	—	—	—	51	1,808

Total gas sold and delivered	825,691	938,500	1,035,149	1,239,709	1,397,786

Gas delivered for others
Firm	306,933	191,620	110,542	27,574	3,772
Interruptible	262,923	272,046	243,166	185,487	84,788
Electric generation	211,928	129,700	93,721	94,022	57,689

Total gas sold for others	781,784	593,366	447,429	307,083	146,249

Total gas sales and deliveries	1,607,475	1,531,866	1,482,578	1,546,792	1,544,035

OTHER STATISTICS
Customer meters—year-end	875,817	846,381	819,719	798,739	772,281
Degree days—actual	3,637	3,652	3,662	3,876	4,570
Percent colder (warmer) than normal	(5.0)%	(5.2)%	(5.1)%	0.5%	18.6%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     This management’s discussion analyzes the financial condition and results of operations of Washington Gas Light Company (Washington Gas or the company) and its subsidiaries, under the corporate organizational structure that was in place during the three fiscal years ended September 30, 2000. Effective November 1, 2000, the corporation reorganized, such that Washington Gas and its subsidiaries became separate subsidiaries of WGL Holdings, Inc. (WGL Holdings), a newly formed holding company that was established under the Public Utility Holding Company Act of 1935. Note 2 to the Consolidated Financial Statements discusses the new holding company structure. The Glossary of Key Terms on page 16 defines certain terms used in this Management’s Discussion and Analysis of Financial Condition and Results of Operations. Bold italics indicate the first reference to a defined term.

     This Annual Report to Shareholders contains “forward-looking statements,” as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements should be read with the cautionary statements included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 30, under the heading Safe Harbor for Forward-Looking Statements. Forward-looking statements are all statements, other than those of historical fact, including those statements containing words such as, but not limited to, “estimates,” “expects,” “anticipates,” “intends,” “believes,” “plans,” variations of these words and similar expressions. This management’s discussion should be read in conjunction with the company’s Consolidated Financial Statements and Notes thereto.

OVERVIEW

     Established in 1848, Washington Gas and its subsidiaries sell and deliver natural gas and a variety of energy-related products and services to customers in metropolitan Washington, D.C., Maryland, Virginia and beyond. The company’s core business, the distribution and sale of natural gas, is primarily regulated by state regulatory commissions. In response to federal and state changes in regulation, the company has taken the initiative to offer competitively priced gas and electricity to customers. The company also offers energy-related products and services that are closely related to its core business. The majority of these energy-related activities are performed by wholly owned subsidiaries of Washington Gas Resources Corp. (Washington Gas Resources). On November 1, 2000, Washington Gas Resources became a wholly owned subsidiary of WGL Holdings (see Note 2 to the Consolidated Financial Statements for additional details regarding the restructuring).

     During the fiscal years ended September 30, 2000, 1999 and 1998, Washington Gas reported on four major business segments: 1) regulated utility; 2) retail energy marketing; 3) heating, ventilating and air conditioning (HVAC); and 4) consumer financing. These four segments are described below:

     Regulated Utility. With nearly 95 percent of the corporation’s assets, Washington Gas delivers natural gas to retail customers in accordance with tariffs set by state regulatory commissions that have regional jurisdiction over the company’s rates. These rates provide the regulated utility an opportunity to earn a reasonable rate of return for the service on the investment devoted to the delivery of natural gas to customers. Washington Gas also sells the natural gas commodity to customers who either have not yet elected to purchase gas from unregulated third-party marketers or are not yet eligible to make this choice. The regulated utility does not incur a profit or a loss when it sells the natural gas commodity. Instead, Washington Gas charges these utility customers for the natural gas commodity at the same cost it incurs, subject to routine regulatory reviews of the reasonableness of these costs.

     Retail Energy Marketing. Washington Gas Energy Services, Inc. (WGEServices), a wholly owned subsidiary of Washington Gas Resources, competes with other third-party marketers by selling natural gas and electricity directly to residential, commercial and industrial customers, both inside and outside of the regulated utility’s traditional service territory. WGEServices has the opportunity to make a profit or the potential to incur a loss from these sales. While WGEServices sells the natural gas and electricity commodities, regulated utilities deliver these commodities to retail customers.

     HVAC. Two wholly owned subsidiaries, Washington Gas Energy Systems, Inc. (WGESystems) and American Combustion Industries, Inc. (ACI) provide turnkey design-build renovation projects to the commercial and government markets. Through a 50 percent equity investment in Primary Investors, LLC (Primary Investors), the HVAC segment also installs, repairs and maintains HVAC and plumbing equipment in the residential and light commercial markets.

     Consumer Financing. Washington Gas offers financing for consumers to purchase natural gas appliances and other energy-related equipment.

     This Management’s Discussion and Analysis of Financial Condition and Results of Operations describes the company’s financial condition, results of operations and cash flows with specific information on liquidity and capital resources. It also includes management’s interpretation of the company’s past financial results, potential factors that may affect future results, potential risks in the years ahead and approaches used to address these potential risks.

RESULTS OF OPERATIONS

     Net income applicable to common stock was $83.3 million, $67.4 million and $67.3 million for the fiscal years ended September 30, 2000, 1999 and 1998, respectively. The company earned 11.9 percent, 10.4 percent and 11.2 percent, respectively, on average common equity during these three fiscal years.

     Basic and diluted earnings per average common share were $1.79, $1.47 and $1.54 for fiscal years 2000, 1999 and 1998, respectively. A November 1998 public sale of common stock increased the number of shares outstanding, which reduced the earnings per average common share by $0.02 and $0.07 in fiscal years 2000 and 1999, respectively, from the prior years’ results.

     Other factors that affected the company’s earnings included:

     Winter Weather. During each of the last three fiscal years, winter weather that was approximately five percent warmer than normal suppressed the company’s earnings. If normal weather conditions had occurred, Washington Gas estimates that its earnings per average common share during fiscal year 2000 would have been approximately $0.20 higher.

     Utility Customer Base. Despite the impact of warmer-than-normal winter weather, utility net revenues have continued to grow since fiscal year 1998, as Washington Gas continues to expand its customer base at well over twice the national average.

     Operation and Maintenance Expenses. Utility operation and maintenance expenses for fiscal years 2000, 1999 and 1998 were $177.5 million, $201.2 million and $200.8 million, respectively. Reduced pension and postretirement benefit expenses, the absence of Year 2000 and other technology-related costs incurred in fiscal year 1999, the absence of operation and maintenance expenses associated with the company’s former West Virginia utility operations and a decline in the utility’s uncollectible accounts expense generated most of the $23.7 million decline in fiscal year 2000. These reductions were partially offset by increased employee wages. The $0.4 million increase in operation and maintenance expenses in fiscal year 1999 compared with fiscal year 1998 was primarily the result of the previously mentioned technology-related initiative costs incurred in fiscal year 1999, partially offset by a reduction in the utility’s uncollectible accounts expense in fiscal year 1999. During fiscal years 2000 and 1999, the regulated utility’s workforce declined by 5.0 percent and 3.5 percent, respectively, from the preceding years’ levels.

     Depreciation and Amortization Expense. In fiscal years 2000 and 1999, depreciation and amortization expense increased over the prior year by $5.6 million and $5.1 million, respectively. These increases reflect depreciation and amortization associated with the company’s increased investment in property, plant and equipment, including the amortization of a new enterprise-wide software system completed during the second half of fiscal year 1999.

     Non-Utility Operations. The net income contributed by the company’s recurring non-utility operations decreased $1.8 million during fiscal year 2000, or approximately $0.04 per average common share from fiscal year 1999 results. In fiscal year 1999, recurring net income from the company’s non-utility activities increased $3.3 million, or approximately $0.07 per average common share over fiscal year 1998 results. The following table summarizes the changes in net income from recurring operations generated by each of the company’s non-utility segments during fiscal years 2000 and 1999.

COMPOSITION OF CHANGES IN RECURRING NET INCOME FROM NON-UTILITY OPERATIONS

(Thousands)	2000	1999	Increase/ (Decrease)	1999	1998	Increase/ (Decrease)

Retail Energy Marketing	$529	$1,564	$(1,035)	$1,564	$288	$1,276
HVAC
Commercial	3,177	1,247	1,930	1,247	(334)	1,581
Residential	(1,735)	(57)	(1,678)	(57)	—	(57)
Consumer Financing	765	1,739	(974)	1,739	1,270	469

Total	$2,736	$4,493	$(1,757)	$4,493	$1,224	$3,269

     Nonrecurring Transactions. The company’s earnings for the three reported years include a number of nonrecurring items. The fiscal year 2000 results include a $1.2 million after-tax gain from the sales of two minor non-utility assets. The fiscal year 1999 results include a $1.8 million after-tax gain from a subsidiary’s sale of undeveloped land, offset by a $1.9 million after-tax loss from the sale of natural gas utility assets located in West Virginia. The fiscal year 1998 results include $3.2 million of after-tax gains from non-utility asset sales, partially offset by a $1.0 million after-tax write-off of a regulatory asset. The following table summarizes the net income applicable to common stock and earnings per average common share that were produced by the company’s recurring operations during fiscal years 2000, 1999 and 1998.

NET INCOME APPLICABLE TO COMMON STOCK FROM RECURRING OPERATIONS

	Years Ended September 30,

	2000	1999	1998

Net Income Applicable to Common Stock from Recurring Operations (millions)	$82.1	$67.5	$65.1

Earnings Per Average Common Share from Recurring Operations	$1.77	$1.47	$1.49

     Interest Expense. During fiscal year 2000, interest expense rose by $6.8 million primarily because of an increase in the average balance of total debt outstanding coupled with higher short-term debt costs and a lower allowance for funds used during construction. Additional short-term debt issued during fiscal year 2000 was used to fund non-utility investments, a higher volume and cost of storage gas balances and increased customer accounts receivable as compared with fiscal year 1999.

Regulated Utility Operating Results

     This section describes the detailed results of the company’s consolidated regulated utility operations in the District of Columbia, Maryland, Virginia and West Virginia. During fiscal years 2000, 1999 and 1998, utility operations contributed $1.76, $1.38 and $1.45, respectively, toward basic and diluted earnings per average common share.

Utility Net Revenues

     Utility net revenues increased by $10.9 million or 2.5 percent in fiscal year 2000, and increased by $6.8 million or 1.6 percent in fiscal year 1999. The growth in utility net revenues resulted primarily from increased firm therm deliveries, reflecting a 3.5 percent and a 3.25 percent rise in the number of customer meters during fiscal years 2000 and 1999, respectively.

     The following table provides the factors contributing to the changes in net revenues between years.

COMPOSITION OF UTILITY NET REVENUE CHANGES

	Increase/(Decrease) from Prior Year

(Millions)	2000	1999

Gas Delivered to Firm Customers
Volumes	$ 12.0	$ 4.6
Rate Increases	—	0.4
Gas Delivered to Interruptible Customers	(1.9)	1.4
Other	0.8	0.4

Total	$ 10.9	$ 6.8

     Gas Delivered to Firm Customers. During fiscal years 2000 and 1999, deliveries to the company’s firm customers increased by 23.9 million therms and 9.0 million therms, respectively, over the prior years’ results. These increases include therms identified as “Firm” in the Selected Financial and Operations Data on page 17, under the captions “Gas sold and delivered” and “Gas delivered for others.” These increases primarily reflect increases of 3.5 percent and 3.25 percent in the number of customer meters served by the utility’s operations in fiscal years 2000 and 1999, respectively.

     Winter weather, which typically can cause significant changes in the level of natural gas delivered to firm customers, was nearly identical during fiscal years 2000, 1999 and 1998. As a result, winter weather had little impact on the changes in firm deliveries during these years. However, because winter weather for fiscal years 2000, 1999 and 1998, respectively, was 5.0 percent, 5.2 percent and 5.1 percent warmer than normal, the level of firm therm deliveries was lower than normal in all three years (see Selected Financial and Operations Data on page 17 for a five-year comparison of actual to normal winter weather). The company’s rates are based on normal winter weather temperatures and none of its tariffs include a weather normalization provision. However, Washington Gas does have declining block rates in its Maryland and Virginia jurisdictions that reduce the impact that deviations from normal winter weather have on net revenues.

     Gas Delivered to Interruptible Customers. Deliveries to interruptible customers during fiscal year 2000 decreased by 30.5 million therms or 9.5 percent from the fiscal year 1999 level, which resulted in a $1.9 million decline in net revenues from interruptible customers. The decline by interruptible customers reflects the absence of 8.1 million retail therm sales and deliveries to the company’s former West Virginia operations and a brief planned interruption associated with the changeover to the Year 2000. In addition, a number of interruptible customers have elected to switch to firm service.

     Deliveries to interruptible customers in fiscal year 1999 increased by 4.3 million therms or 1.4 percent over fiscal year 1998. This increase reflects higher customer demand, partially offset by the absence of 1.8 million therms of interruptible retail deliveries to the company’s former West Virginia operations that were made during fiscal year 1998. During fiscal year 1999, net utility revenues associated with therms delivered to interruptible customers increased by $1.4 million over fiscal year 1998.

     Other. The “Other” net revenue category includes: 1) gas deliveries to customers for electric generation; 2) amounts generated from optimizing the value of the company’s contractual assets for transportation and storage of natural gas on the interstate pipelines; 3) wholesale deliveries to the current owner of the company’s former West Virginia utility operations; and 4) miscellaneous other operating revenues that are not associated with the volume of gas sold. Other net revenues increased by $0.8 million during fiscal year 2000 and $0.4 million during fiscal year 1999 over the preceding years’ results.

     The company sells and/or delivers natural gas for use at two electric generation facilities in Maryland, which are each owned by separate companies independent of Washington Gas. Variations in the volumes of deliveries to these two customers have little impact on the company’s net revenues and net income because of a margin-sharing arrangement in Maryland. Under that arrangement, the company calculates the gross margins, less related expenses, and the cost to recover the company’s investment in the facilities constructed to serve these two customers. Most of the remaining gross margins from these customers are used to reduce firm customers’ rates.

     During fiscal years 2000 and 1999, deliveries to electric generation customers increased by 82.2 million therms (63.4 percent) and 36.0 million therms (38.4 percent), respectively, over the prior years’ results. The marked increase in fiscal year 2000 deliveries occurred because an operational problem at one customer’s electric generation facility precluded it from receiving delivery of alternate fossil fuels that it typically includes in its fuel mix. Neither Washington Gas nor the customer can predict how long the operational problem at the affected electric generation facility will continue or how long that facility will continue to use natural gas as its only fuel.

     Cost of Gas. The company’s cost of natural gas includes both fixed and variable components. The company pays the fixed costs or “demand charges” to pipeline companies for system capacity needed to transport and store natural gas. The company pays the variable costs, or the cost of the natural gas commodity itself, to natural gas producers. Variations in the company’s cost of gas expense result from changes in gas sales volumes, the price of the gas purchased and the level of gas costs collected through the operation of firm gas cost recovery mechanisms. Under these regulated recovery mechanisms, the company defers the difference between the firm gas costs it pays and the gas costs recovered from customers. In subsequent periods, the company recovers from, or refunds to, customers any differences. Therefore, increases or decreases in the cost of gas associated with sales made to firm customers have no effect on net revenues and net income.

     The company’s average cost of gas on a per therm basis, excluding the cost and related volumes applicable to sales made outside of the company’s service territory, increased to 42.29¢ in fiscal year 2000 from 36.43¢ in fiscal year 1999. The increase reflects higher commodity gas prices in the current year. The commodity cost of gas invoiced to the company was 31.71¢ and 23.40¢ per therm for fiscal years 2000 and 1999, respectively. This increase reflects the higher market prices incurred during fiscal year 2000.

     The company’s average cost of gas on a per therm basis decreased 2.52¢ per therm in fiscal year 1999 from 38.95¢ in fiscal year 1998. The decrease resulted primarily from lower commodity gas prices during most of fiscal year 1999. The average commodity cost of gas invoiced to the company in fiscal year 1999 also decreased 4.73¢ from 28.13¢ per therm in fiscal year 1998 because of continuing warmer-than-normal winter weather, which resulted in a surplus of natural gas in the marketplace that depressed natural gas commodity prices. In response to the surplus of low-cost gas during fiscal year 1999, a number of natural gas producers curtailed their production, which contributed to a decline in the availability and an increase in the price of natural gas in the marketplace during fiscal year 2000.

Other Utility Operating Expenses

     Operation and maintenance expenses declined $23.7 million or 11.8 percent in fiscal year 2000 and increased $435,000 or 0.2 percent in fiscal year 1999 over the prior years’ results. The reduction in operation and maintenance expenses in fiscal year 2000 improved earnings per average common share by $0.32 over fiscal year 1999 results.

     The following table summarizes the major factors that contributed to the changes in operation and maintenance expenses.

COMPOSITION OF OPERATION AND
MAINTENANCE EXPENSE CHANGES

	Increase/(Decrease) from Prior Year

(Millions)	2000	1999

Labor and Labor-Related Expenses	$ 10.0	$ (2.2)
Pension and Postretirement Medical and
Life Insurance Benefit Expenses	(11.3)	(1.6)
Technological Initiatives	(5.9)	3.9
Uncollectible Accounts	(3.2)	(1.6)
Regulatory Asset Write-Off (1998)	—	(1.6)
Operating Unit and Other Expenses (Non-Labor)	(13.3)	3.5

Total	$ (23.7)	$ 0.4

     Labor and labor-related expenses increased primarily because of an increase in employee wages and performance-based incentive awards that were accrued during fiscal year 2000. No performance-based incentives were accrued or paid applicable to fiscal year 1999. The impact of the fiscal year 2000 increase was lessened somewhat by a 5.0 percent decrease in the utility workforce during fiscal year 2000 to 1,834 utility employees. The successful investment performance of the company’s pension fund in the marketplace, which is reflected in “Pension and Postretirement Medical and Life Insurance Benefit Expenses,” produced a significant decrease in operation and maintenance expenses in fiscal year 2000. This reduced level of benefit expense is likely to continue in the upcoming year. Continuing improvements to the utility’s collection practices in fiscal years 2000 and 1999 generated lower uncollectible accounts expense. In addition, gross revenues in fiscal year 1999 were lower than the gross revenues received in fiscal year 1998, which also contributed to the decline in the uncollectible accounts expense in fiscal year 1999. Expenses for Year 2000-related and other technological initiatives that the company implemented during the second half of fiscal year 1999 did not recur in fiscal year 2000.

     During fiscal year 2000, the company implemented enhanced resource allocation measures that spanned nearly every aspect of the utility’s operations, including the delivery service, advertising and business development functions. These improvements support the utility’s efforts to maintain high-quality safe and reliable service. The $13.3 million decrease in “Operating Unit and Other Expenses (Non-Labor)” reflects those improvements.

     During fiscal years 2000 and 1999, depreciation and amortization rose by $5.6 million (9.3 percent) and $5.1 million (9.2 percent), respectively. The increases reflect additions of $146.7 million and $145.4 million, respectively, to property, plant and equipment that were made to meet continuing customer growth and to upgrade existing facilities and systems. Depreciation and amortization expenses in fiscal years 2000 and 1999 included $4.1 million and $1.4 million, respectively, of amortization related to the company’s new enterprise-wide software system that was completed in the second half of fiscal year 1999. The company amortizes the costs associated with this software system on a straight-line basis over its useful life. The company expects that depreciation and amortization expense will increase less in fiscal year 2001 than it did in fiscal year 2000, because a full year of amortization for the enterprise-wide software system is included in fiscal year 2000 results. The company’s composite depreciation rate was 2.94 percent in fiscal year 2000, compared to 2.93 percent in both fiscal years 1999 and 1998.

     During fiscal year 1999, Shenandoah Gas Company (Shenandoah), a former subsidiary that was merged into Washington Gas in April 2000, sold its utility assets located in West Virginia and recorded a $2.9 million pre-tax loss. The company sold these assets because they were not performing satisfactorily and the proceeds of a sale could be reinvested more effectively elsewhere in the business (see Note 3 to the Consolidated Financial Statements).

     The Consolidated Statements of Income Taxes on page 36 detail the composition of the changes in income tax expense.

Non-Utility Operating Results

     During fiscal years 2000, 1999 and 1998, Washington Gas had three primary unregulated operating segments: 1) retail energy marketing; 2) HVAC; and 3) consumer financing. These activities, plus the impact of other incidental unregulated activities, contributed $0.06, $0.13 and $0.10 per basic and diluted average common share in fiscal years 2000, 1999 and 1998, respectively. These results include $1.2 million, $1.8 million and $3.2 million of nonrecurring after-tax gains from the sales of minor non-utility assets in fiscal years 2000, 1999 and 1998, respectively (see Note 3 to the Consolidated Financial Statements). Excluding the effect of these and other minor items, the primary unregulated activities contributed $0.06, $0.10 and $0.03, of basic and diluted earnings per average common share in fiscal years 2000, 1999 and 1998, respectively.

     The following table shows the composition of the change in revenues for these non-utility operating segments.

COMPOSITION OF NON-UTILITY REVENUE CHANGES

	Increase/(Decrease) from Prior Year

(Millions)	2000	1999

Retail Energy Marketing	$ 62.8	$ 20.7
HVAC (Commercial)	16.3	17.4
Consumer Financing	(0.8)	0.6
Other Non-Utility	(0.3)	(1.4)

Total	$ 78.0	$ 37.3

     The following discussion describes the results of operations for each of the three reported non-utility segments.

     Retail Energy Marketing. The company’s retail energy marketing subsidiary, WGEServices, comprises the company’s retail energy marketing segment. Established in 1997, WGEServices sells natural gas on an unregulated competitive basis directly to residential, commercial and industrial customers.

     Revenues for this segment were $166.7 million, $103.9 million and $83.2 million in fiscal years 2000, 1999 and 1998, respectively. The retail energy marketing segment expanded its customer base by over 100 percent in each of the last two fiscal years. Further, WGEServices increased the volume of gas it delivered from 34.3 billion cubic feet (bcf) in fiscal year 1999 to 45.6 bcf in fiscal year 2000—a 33 percent increase. During fiscal year 1999, WGEServices increased its volumes delivered by over 29 percent from fiscal year 1998 levels. WGEServices’ aggressive marketing strategies and the growing participation of customers in various customer choice pilot programs generated the significant growth in WGEServices’ revenues, customer base and volumes delivered.

     Net income from the retail energy marketing segment was $0.5 million in fiscal year 2000, $1.6 million in fiscal year 1999 and $0.3 million in fiscal year 1998. In 1999, declining natural gas prices in the marketplace resulted in higher gross margins and a significant improvement in net income. As natural gas prices rose during fiscal year 2000, WGEServices’ gross margins declined. Thus, despite significant growth in both the number of customers and the volume of sales, the lower gross margins earned in fiscal year 2000, combined with increased selling, general and administrative expenses incurred to prepare for marketing electricity, caused a modest decrease in WGEServices’ net income.

     HVAC. Two subsidiaries, ACI and WGESystems, which offer large-scale HVAC installations and related services to commercial and government customers, are included in the company’s primary HVAC activities. In addition, the company has a 50 percent equity investment in Primary Investors, a company that focuses on investments in companies that provide products and services for residential and light commercial HVAC customers (see Notes 3 and 15 to the Consolidated Financial Statements).

     Revenues from commercial HVAC activities were $47.5 million in fiscal year 2000, reflecting an increase of $16.3 million or 52.1 percent over fiscal year 1999 results. During fiscal year 1999, commercial HVAC revenues increased by $17.4 million from fiscal year 1998, as ACI completed its first full year of operations under company ownership. Net income from commercial HVAC activities, which increased from $1.2 million in fiscal year 1999 to $3.2 million in fiscal year 2000, reflects continued attractive revenue growth combined with controlled costs. The commercial HVAC operations incurred a loss of $0.3 million during fiscal year 1998 because of start-up costs that ACI incurred as it began its first year of operations.

     The company’s 50 percent equity investment in Primary Investors produced a $1.7 million after-tax loss in fiscal year 2000 and a negligible loss in fiscal year 1999. Primary Investors, through its wholly owned subsidiary, Primary Services Group, LLC (PSG), is in the process of acquiring HVAC companies and integrating their operations. To date, PSG has acquired nine companies with annualized revenues of approximately $50 million. The net loss incurred by Primary Investors during fiscal year 2000 resulted from the relatively high level of integration costs, combined with cool summer weather that lowered the demand for HVAC products and services. Excluding net losses incurred to date from its investment, Washington Gas invested $18.3 million in Primary Investors through September 30, 2000.

     Consumer Financing. This business segment offers financing for residential and small commercial customers to purchase gas appliances and other energy-related equipment. The consumer financing segment sells, with recourse, receivables that result from these financing arrangements to financial institutions.

     Revenues from the consumer financing segment decreased 21.6 percent in fiscal year 2000 and net income from this segment dropped from $1.7 million in fiscal year 1999 to $0.8 million in fiscal year 2000. These decreases were attributable to a lower volume of contracts sold by the company to banks, in addition to an increase in interest rates charged by those banks compared to last year. A strengthening of the company’s credit criteria, fewer programs offering interest deferrals, as well as a warmer-than-normal winter and a cooler-than-normal summer (which reduced demand for HVAC products financed by the company) lowered the volume of contracts sold. Revenues from this segment rose 17.9 percent in fiscal year 1999 and net income increased from $1.3 million in fiscal year 1998 to $1.7 million in fiscal year 1999, primarily because of an increase in the volume of contracts sold during fiscal year 1999.

Interest Expense

     Total interest expense increased by $6.8 million or 18.3 percent in fiscal year 2000 and decreased by $0.7 million or 2.0 percent in fiscal year 1999. The following table shows the components of the changes in interest expense between years.

COMPOSITION OF INTEREST EXPENSE CHANGES

	Increase/(Decrease) from Prior Year

(Millions)	2000	1999

Long-Term Debt	$ 1.4	$ 0.9
Short-Term Debt	4.8	(0.8)
Other	0.6	(0.8)

Total	$ 6.8	$ (0.7)

     Long-term Debt. The $1.4 million increase in interest expense on long-term debt during fiscal year 2000 primarily resulted from a $20.3 million increase in the average balance of long-term debt outstanding, partially offset by a 0.16 percentage point decline in the weighted-average cost of such debt. The retirement of $43.0 million of First Mortgage Bonds (FMBs) at a weighted-average interest rate of 8.74 percent during fiscal year 1999, partially offset by the issuance of $53.0 million in Medium Term Notes (MTNs) at a weighted-average rate of 7.56 percent during fiscal year 2000, was the primary reason for the decline in the average long-term debt cost during fiscal year 2000. The embedded cost of long-term debt was 6.9 percent, 6.8 percent and 6.9 percent at September 30, 2000, 1999 and 1998, respectively.

     Short-term Debt. The $4.8 million increase in interest expense on short-term debt during fiscal year 2000 resulted from a $70.5 million rise in the average short-term debt balance and a 0.89 percentage point increase in the weighted-average cost of such debt. See “Short-term Cash Requirements and Related Financing” for a discussion of fluctuations in short-term debt balances.

     Other. Other interest expense increased $0.6 million during fiscal year 2000, due primarily to a decrease in the accrual for the allowance for funds used during construction (AFUDC). The decreased accrual for AFUDC reflects a decline in average construction work in progress due to the completion of a number of capital projects during fiscal years 2000 and 1999, including the company’s enterprise-wide software system.

LIQUIDITY AND CAPITAL RESOURCES

     The company has a goal to maintain its common equity ratio in the mid-50 percent range of total capital. In addition, the company has a general policy to reduce short-term debt balances in the spring, because a significant portion of the company’s current assets is converted into cash at the end of the heating season. Accomplishing these objectives and maintaining sufficient cash flow are necessary to preserve the company’s credit ratings and to allow access to capital at relatively low costs. At September 30, 2000, total capitalization, including current maturities of long-term debt, was comprised of 54.7 percent common equity, 2.2 percent preferred stock and 43.1 percent long-term debt.

Short-term Cash Requirements and Related Financing

     The company’s business is weather-sensitive and seasonal. In fiscal year 2000, approximately 75 percent of the total therms delivered in the company’s franchise area (excluding deliveries to two electric generation facilities) were made in the first and second fiscal quarters. This weather sensitivity causes short-term cash requirements to vary significantly during the year. Cash requirements peak in the fall and winter months when accounts receivable, accrued utility revenues and storage gas inventories are at their highest levels. After the winter heating season, these assets convert into cash, which the company generally uses to reduce short-term debt and acquire storage gas for the next heating season.

     Storage gas represents gas purchased from producers and primarily stored in facilities owned by interstate pipelines. The company generally pays for storage gas between heating seasons and withdraws it during the heating season. Significant variations in storage balances at September 30 are usually caused by variations in inventory levels, as well as the price paid to producers and marketers, which is a function of short-term market fluctuations in gas costs. Such costs are a component of the cost of gas recovered from customers.

     Variations in the timing of collections of gas costs under the company’s gas cost recovery mechanisms and the level of refunds from pipeline companies that will be returned to customers can significantly affect short-term cash requirements. At September 30, 2000, the company had a $3.3 million net over-collection of gas costs, compared to a $6.2 million net over-collection at September 30, 1999. The company reflects the amounts under-collected and over-collected in the captions “Gas costs due from customers” and “Gas costs due to customers,” respectively, in the Consolidated Balance Sheets. Most of the current balances will be collected from, or returned to, customers in fiscal year 2001. At September 30, 2000, refunds received from pipelines that are being returned to the company’s customers totaled $0.6 million, compared to $2.2 million at September 30, 1999.

     The company uses short-term debt in the form of commercial paper and unsecured short-term bank loans to fund seasonal requirements. Alternate sources include unsecured lines of credit, some of which are seasonal, and $160 million in a revolving credit agreement maintained with a group of banks. In addition, two subsidiaries each have $5 million of secured lines of credit under revolving credit agreements. The company can activate these financing options to support or replace its commercial paper. Note 4 to the Consolidated Financial Statements includes additional information regarding the company’s short-term borrowing capabilities.

     At September 30, 2000, the company had notes payable outstanding of $161.4 million, compared to $113.1 million outstanding at September 30, 1999. A significantly higher cost of gas in storage due to rising commodity prices, a larger customer accounts receivable balance and a $10.8 million increase in the investment in Primary Investors generated most of the increase in fiscal year 2000. At September 30, 2000, current maturities of long-term debt were $1.7 million.

Long-term Cash Requirements and Related Financing

     The company’s long-term cash requirements primarily depend upon the level of capital expenditures, long-term debt maturity requirements and decisions to refinance long-term debt. The company devotes the majority of its capital expenditures to adding new customers in its existing service area. At September 30, 2000, the company was authorized to issue up to $122 million of long-term debt over approximately two years under an existing shelf registration. Note 5 to the Consolidated Financial Statements further discusses the nature of the company’s long-term debt.

     Cash Flow from Operating Activities. In fiscal year 2000, net cash provided by operating activities was $88.5 million, a decrease of $64.2 million from the fiscal year 1999 level. This decline primarily reflects increased amounts needed to fund higher levels of customer accounts receivable, accrued utility revenues and storage gas inventories. Partially offsetting these uses of cash in fiscal year 2000 was a $16.6 million increase in net income, adjusted for non-cash items, and an increase in the level of accounts payable related primarily to gas cost increases.

     In fiscal year 1999, net cash provided by operating activities was $152.7 million, an improvement of $28.9 million from the fiscal year 1998 level. The improvement was brought about by: 1) lower funds used to support accounts receivable and accrued utility revenues; and 2) increased sources of cash provided by accounts payable resulting from the timing of payments related to gas purchases. Partially offsetting these improvements were: 1) higher funds used to support storage gas balances due to a greater level of gas volumes in storage at higher prices; and 2) lower funds provided by customer deposits and advance payments.

     Cash Flow from Financing Activities. During fiscal year 2000, no cash was either generated through common stock issuances or used to reacquire common stock. Since August 1999, all stock for the Dividend Reinvestment Plan (DRP) and Employee Savings Plans has been acquired from open market purchases. Thus, the DRP and Employee Savings Plans were not a source of funds during fiscal year 2000.

     The company raised $55.7 million during fiscal year 1999 through the sale of 2.3 million shares of common stock. Through its DRP and Employee Savings Plans, the company raised $8.6 million by issuing 342,000 shares of common stock during fiscal year 1999 and raised $5.3 million by issuing 212,000 shares of common stock during fiscal year 1998. During the first quarter of fiscal year 1998, the company paid $2.3 million to repurchase 88,700 shares of common stock for the company’s stock-based compensation plans.

     The following table shows the issuances and retirements of long-term debt that occurred during fiscal years 2000, 1999 and 1998. For additional information regarding these debt issuances, see Note 5 to the Consolidated Financial Statements.

LONG-TERM DEBT ACTIVITY

	2000		1999		1998

(Millions, Except Percentages)	Interest Rate	Amount	Interest Rate	Amount	Interest Rate	Amount

First Mortgage Bonds
Retired	—	$ —	8.63–8.75%	$(43.0)	8.63–8.75%	$(15.0)
Medium Term Notes
Issued	7.45–7.70%	53.0	5.49–6.92%	75.0	6.57–6.85%	72.0
Retired	—	—	6.50–7.97%	(21.7)	6.43–8.00%	(18.8)
Premium on Redemption	—	—	—	—	—	(0.5)
Project Financing	7.44–7.70%	1.7	7.44–7.70%	5.3	—	—
Other	Various	(0.9)	Various	(1.0)	Various	(0.6)

Total		$ 53.8		$ 14.6		$ 37.1

     The dividends paid by the company during fiscal year 2000 increased by $1.8 million over fiscal year 1999 due primarily to the issuance of 2.3 million shares of common stock in November 1998 (see Note 6 to the Consolidated Financial Statements) and a $0.02 increase per common share paid during the current fiscal year.

     Cash Flow from Investing Activities. Capital expenditures for fiscal years 2000, 1999 and 1998 totaled $124.1 million, $158.7 million and $158.9 million, respectively. Investments in new business construction, which include amounts invested to convert customers from other energy sources, result in additional therm deliveries. During fiscal years 2000, 1999 and 1998, capital expenditures for new business equaled $75.6 million, $83.6 million and $87.4 million, respectively, which represented 60.9 percent, 52.7 percent and 55.0 percent of each year’s respective total capital expenditures.

     Capital expenditures also included $21.1 million and $19.1 million in fiscal years 1999 and 1998, respectively, for the enterprise-wide software system that was implemented in fiscal year 1999. In addition, the company made $10.8 million and $7.5 million of equity investments in Primary Investors during fiscal years 2000 and 1999, respectively.

     During fiscal years 2000 and 1998, the company received $0.7 million and $1.6 million, respectively, from the sales of minor non-utility investments. Also, in fiscal year 1998, the company sold all of its retail propane assets for $4.1 million. In fiscal year 1998, the company bought ACI for $3.0 million in cash and $2.0 million of debt, which was repaid in monthly installments over a two-year period that ended March 2000. Note 3 to the Consolidated Financial Statements more fully discusses the disposition of the retail propane assets and the acquisition of ACI.

     During fiscal year 2000, the sum of net income and non-cash charges, less dividends on common and preferred stock, totaled $97.3 million, representing 72.2 percent of capital expenditures and investments. For fiscal years 1999 and 1998, respectively, the sum of net income and non-cash charges, less dividends on common and preferred stock, totaled $82.5 million and $83.6 million and represented 49.7 percent and 51.0 percent of capital expenditures and investments.

Sales of Accounts Receivable

     During fiscal year 2000, the company augmented cash flow by selling $23.9 million of certain non-utility accounts receivable from its consumer financing segment to commercial banks. Similar sales of non-utility accounts receivable in fiscal years 1999 and 1998 amounted to $28.6 million and $27.2 million, respectively. For further discussion of the company’s sales of non-utility accounts receivable, see Note 13 to the Consolidated Financial Statements.

Long-term Debt Maturities

     Note 5 to the Consolidated Financial Statements describes the maturities on long-term debt for the ensuing five-year period.

Security Ratings

     The table below shows the ratings on the company’s outstanding debt instruments at September 30, 2000.

Rating Service	Unsecured Medium Term Notes	Commercial Paper

Fitch, Inc.	AA-	F1+
Moody’s Investors Service	Aa2	P-1
Standard & Poor’s Corporation	AA-	A-1+

Capital Expenditures

     The following table shows the company’s actual capital expenditures for fiscal years 1998, 1999 and 2000 and projected capital expenditures for fiscal years 2001 through 2005. This table excludes the company’s investment in Primary Investors of $10.8 million in fiscal year 2000 and $7.5 million in fiscal year 1999, as well as the commitment to invest up to $6.7 million of additional funds in Primary Investors in the future. The company believes that the combination of available internal and external sources of funds will be adequate to meet its requirements.

CAPITAL EXPENDITURES

	Actual			Projected

(Millions)	1998	1999	2000	2001	2002	2003	2004	2005	Total

New Business	$ 87.4	$ 83.6	$ 75.6	$ 68.1	$ 74.3	$ 73.6	$ 67.6	$ 67.9	$351.5
Replacements	36.2	37.5	27.1	40.4	41.4	42.1	43.0	44.0	210.9
Other	35.3	37.6	21.4	26.6	24.9	16.8	17.7	16.4	102.4

Total	$158.9	$158.7	$124.1	$135.1	$140.6	$132.5	$128.3	$128.3	$664.8

COMPETITION

Competition with Other Energy Products

     In its core utility business, the company faces competition based on customers’ preferences for natural gas compared to other energy products and the comparative prices of those products. Currently, the most significant product competition occurs between natural gas and electricity in the residential market. The residential market represents a substantial proportion of the company’s net income. In its service territory, the company continues to attract the majority of the new residential construction market. The company believes that consumers’ continuing preference for natural gas allows it to maintain a strong presence.

     Historically, the company has generally maintained a price advantage over electricity in its service area. Recent increases in the price of the natural gas commodity have altered this situation somewhat. However, the company believes natural gas prices are experiencing the effects of a temporary imbalance between supply and demand and should ultimately result in natural gas prices settling at more traditional levels. Furthermore, as discussed below, restructuring in both the natural gas and electric industries is leading to changes in traditional pricing models. As part of the electric industry restructuring effort, certain business segments are moving toward market-based pricing, with third-party marketers of electricity participating in retail markets. Electric restructuring may result in lower comparative pricing for electric service and other alternative energy sources, including natural gas. These changes will result in increased competition for the company.

     In the interruptible market, customers must be capable of using a fuel other than natural gas when demand by the company’s firm customers peaks. Fuel oil is the most significant competing energy alternative to natural gas. The company’s success in this market depends largely on the relationship between gas and oil prices. Because the natural gas marketplace is primarily domestic, the relationship between supply and demand generally has the greatest impact on natural gas prices. Because a large portion of oil comes from foreign sources, political events can have significant influences on oil prices.

Deregulation

     In each of the company’s jurisdictions (Maryland, Virginia and the District of Columbia), regulators and utilities are implementing customer choice pilot programs. These programs provide customers with an opportunity to choose to purchase their natural gas and/or electric commodity from third-party marketers, rather than purchasing these commodities as part of a bundled service from the local utility. When customers choose to purchase their natural gas commodity from a third-party marketer, there is no impact on the regulated utility’s net revenues or net income because Washington Gas passes the cost of gas to customers without any mark-up. However, these customer choice programs provide unregulated third-party marketers, such as WGEServices, with opportunities to profit from the sale of the natural gas commodity in competitive markets through energy sales to an expanding customer base. Participating in this rapidly evolving marketplace also poses new risks and challenges discussed below that must be addressed in the company’s current and future strategies.

The Gas Delivery Function

     The gas delivery function, the company’s core business, continues to be regulated by local regulatory commissions. In developing this core business, the company has invested over $2.2 billion to construct a safe, reliable and economical gas distribution system. Because of the high cost, safety and environmental considerations associated with building and operating a duplicate distribution system, the company believes there will continue to be only one owner and operator of a natural gas distribution system in its franchise area for the foreseeable future. The nature of the company’s customer base and the distance of most customers from interstate pipelines mitigate the threat of bypass of its facilities by other potential delivery service providers.

     The company expects that local regulatory commissions will continue to set the prices and terms for delivery service, which give Washington Gas an opportunity to earn a fair rate of return on the capital invested in its distribution system and to recover reasonable operating expenses. The company plans to continue constructing, operating and maintaining its natural gas distribution system.

     The company does not foresee any near-term changes in the regulated utility’s risk profile. Since the regulated utility passes the cost of the natural gas commodity through to customers, the profitability of its regulated operations is unaffected when customers choose to purchase the natural gas commodity from third-party marketers.

The Merchant Function and Natural Gas Unbundling

     The implementation of customer choice programs for natural gas customers is well underway in Maryland, Virginia and the District of Columbia. Currently, over half of the customers served by Washington Gas are eligible to participate in customer choice programs and the company expects that these programs will gradually encompass all customers in its service territory. Out of the more than 446,000 customers eligible to participate in these programs at September 30, 2000, nearly 165,000 customers purchase their natural gas commodity from unregulated third-party marketers.

     Ultimately, the company expects the regulated utility will play a much smaller role in the merchant function and may eventually exit the merchant function as customers buy natural gas from unregulated marketers. During this transition period, the company continues to have certain obligations under long-term contracts to purchase natural gas from producers and transportation capacity from interstate pipeline companies (see Note 13 to the Consolidated Financial Statements). Accordingly, the company’s strategy focuses on recovering contractual costs and maximizing the value of contractual assets.

     Currently, the regulated utility includes the cost of the natural gas commodity and pipeline services in the purchased gas costs that it includes in firm customers’ rates, subject to regulatory review. The company’s jurisdictional tariffs contain gas cost mechanisms that provide for the recovery of the actual invoice cost of gas applicable to firm customers. The company believes it prudently entered into its gas contracts and that the costs being incurred should be recoverable from customers. If future unbundling or other initiatives remove the current gas cost recovery provisions, the company could suffer adverse impacts to the extent it incurs non-competitive gas costs with no other satisfactory regulatory mechanisms available to recover any costs that may exceed market prices.

     The company currently has recovery mechanisms for such potentially stranded costs in Maryland and the District of Columbia. In fiscal year 2000, the State of Virginia enacted legislation to allow utilities a similar recovery mechanism. Washington Gas submitted a request to the State Corporation Commission of Virginia (SCC of VA) to allow it to include such a recovery mechanism in its tariff provisions. A decision by the SCC of VA on the company’s current request is pending.

     Washington Gas actively manages its supply portfolio to ensure that its sales and supply obligations remain balanced. If the company were to determine that competition or changing regulation would preclude it from recovering these costs in rates, these costs would be charged to expense without any corresponding revenue recovery. If this situation were to occur and depending upon the timing of the occurrence, the impact on the company’s financial position and results of operations would likely be significant. In the event that a regulatory body disallows the recovery of such costs, these costs would be borne by shareholders.

     To minimize its exposure to contracting risks, Washington Gas is not generally renewing expiring long-term gas commodity and pipeline transportation and storage contracts at the present time. As these contracts expire, the company enters into flexible short-term purchasing arrangements to meet demand. This strategy mitigates the company’s exposure to long-term commitments, while ensuring reliable and competitively priced gas for customers that continue to buy the natural gas commodity from the regulated utility. To maximize the value of its contractual assets, the company has entered into contracts with unregulated marketers that make use of the company’s firm storage and transportation rights to meet the company’s city gate delivery needs and to make off-system sales when such storage and transportation rights are underutilized. The company continues to pay the fixed charges associated with the firm storage and transportation contracts used to make sales.

     As the local distribution company’s role in the merchant function decreases over time, opportunities emerge for unregulated natural gas providers. In the deregulated marketplace, third-party marketers have profit-making opportunities, but also assume the risk of loss.

     Recognizing the opportunities presented by competition, the company established WGEServices, an unregulated retail energy marketing subsidiary, in 1997. To date, WGEServices has grown to nearly 125,000 residential, commercial and industrial natural gas customers both inside and outside of the Washington Gas service area. Gross revenues in fiscal year 2000 were $166.7 million and net income was $0.5 million. The company believes that customer choice programs will continue to expand, as well as customers’ selection of WGEServices as a service provider.

     The regulatory process tends to stabilize rates and revenues. However, there can be significant volatility for unregulated third-party marketers, such as WGEServices. Thus, while WGEServices has a significant potential for continued growth, it must carefully manage risks in a volatile commodity market.

     WGEServices competes with other third-party marketers to sell the unregulated natural gas commodity to customers. Marketers of the natural gas commodity compete largely on price and gross margins are relatively small. Furthermore, as with any startup operation, customer acquisition costs are high. Consequently, operating margins for WGEServices are lower than those earned by the regulated utility.

     In addition, WGEServices faces supply-side risks. To minimize its supply-side risks, WGEServices’ strategy is to manage its natural gas contract portfolio in a manner that closely aligns the volumes of gas it purchases with firm commitments from customers to purchase this gas. WGEServices purchases from a number of wholesale suppliers in order to avoid relying on any single provider for its natural gas supply. Similarly, WGEServices’ dependency on any one customer or group of customers is limited.

Electric Unbundling

     Customer choice programs are not unique to the natural gas industry. Choice for electric customers has been legislated or is being considered in each jurisdiction in which the company operates. Similar to the natural gas industry, participants in these programs can choose either to continue purchasing bundled electricity service from their local electric distribution utility or to purchase electricity from a third-party marketer. Since July 2000, customers of three electric utilities in Maryland have been able to choose their electricity supplier. Enrollment in an electric customer choice pilot program for parts of Virginia also began in July 2000 and ten percent of electric customers in the District of Columbia will be able to choose their electricity supplier beginning in January 2001.

     In anticipation of these new opportunities, WGEServices entered into a master purchase and sale agreement in April 2000 with a wholesale energy marketer. Under the agreement, as WGEServices identifies profitable opportunities, it purchases electric energy, capacity and certain ancillary services from the wholesaler for resale to retail electricity customers. As jurisdictions introduce electricity customer choice programs, WGEServices evaluates the associated profit potential and other strategic factors. When advantageous, WGEServices markets electricity and enrolls customers. At September 30, 2000, the company had enrolled 4,000 retail electricity customers in Virginia and Maryland, with service to begin on November 1, 2000. In addition, WGEServices has been awarded a $33.5 million, 18-month contract to begin supplying electricity to Montgomery County, Maryland government agencies beginning on December 1, 2000.

Potential for Further Unbundling

     Currently, the company provides customer services, such as preparing bills, reading meters and responding to customer inquiries, as part of its core utility function. Unregulated third-party marketers have the option to assume responsibility for bill preparation and customer collections. In addition to billing and collecting from customers for the natural gas commodity, third-party marketers’ bills may include natural gas delivery charges due the regulated utility, which they subsequently remit to Washington Gas. Although the company still provides most customer services on a bundled basis, the potential exists for future deregulation initiatives to separate these services from the core utility function. In that case, customers could choose to have unregulated competitors provide these services.

     To maintain its competitive position, the company continues to improve quality and efficiency and to reduce costs with the goal of achieving market-level performance. As the functions become unbundled, the company will continue to review its role in that marketplace.

OTHER FACTORS AFFECTING THE COMPANY

Industry Consolidation

     The energy industry has seen a number of consolidations, combinations, disaggregations and other strategic alliances. These changes are being driven, in part, as energy companies seek to offer a broader range of energy services to compete more effectively in attracting and retaining customers. For example, affiliations with other operating utilities could potentially result in economies and synergies and could provide customers with a wider range of energy services. Consolidation will present combining entities with the challenges of remaining focused on the customer and integrating different organizations. Others in the energy industry are discontinuing operations in certain portions of the energy industry or divesting portions of their business and facilities.

     The company, from time-to-time, performs studies and, in some cases, holds discussions regarding utility and energy-related investments and transactions with other companies. The ultimate impact on the company of any such investments and transactions that may occur cannot be determined at this time.

Regulatory Matters

     The company bases requests for a modification to existing rates on increased investment in plant and equipment, higher operating expenses and the need to earn an adequate return on invested capital. In July 1998, the SCC of VA granted the company’s distribution subsidiary, Shenandoah (now a division of the company), a $1.4 million increase in annual revenues, effective December 28, 1997. The company’s base rates did not change in any of its other major jurisdictions in fiscal year 2000 and have not changed during the past five years. The following table summarizes major rate applications and results.

SUMMARY OF MAJOR RATE APPLICATIONS AND RESULTS

Jurisdiction	Effective Date	Test Year 12 Months Ended	Increase in Annual Revenues (Millions)		Allowed Return on Common Equity

			Requested	Granted

Virginia	7/6/90	3/31/90	$ 7.7	$ 7.1	13.00%
Maryland	8/1/93	12/31/92	26.2	10.6	a/
District of Columbia	10/19/93	9/30/92	24.5	4.7	11.50%
District of Columbia	8/1/94	9/30/93	17.3	6.4	b/
Virginia	9/27/94	12/31/93	15.7	6.8	11.50%
Maryland	12/1/94	3/31/94	17.6	7.4	a/

a/ Rates were implemented as a result of a settlement agreement. The return on equity indicated in the order of 11.5 percent was not utilized to establish rates.

b/ Application was settled without stipulating the return on common equity.

Incentive Rate Plan

     On January 6, 2000, the company announced that it filed with the Public Service Commission of Maryland (PSC of MD) a non-unanimous settlement agreement that would freeze Maryland customers’ basic delivery rates at the present levels and insulate them from potential rate increases over the next five years. The only adjustments that would have been allowed under the agreement would have been for material changes in costs due to extraordinary events, such as tax rate changes or new regulatory requirements. The agreement also included the potential to reduce customers’ bills and increase returns to shareholders through the use of an earnings-sharing mechanism. In addition, the agreement included a provision for residential heating customers that would reduce fluctuations in customers’ bills due to the effects of weather deviations from normal levels.

     On October 19, 2000, the PSC of MD issued an order that declined to approve the agreement. On November 6, 2000, Washington Gas filed a request for a rehearing of the PSC of MD’s order.

District of Columbia Regulatory Matters

     On February 17, 2000, the District of Columbia’s Office of the People’s Counsel (OPC) filed a complaint with the Public Service Commission of the District of Columbia (PSC of DC) requesting an investigation into the rates and charges of Washington Gas. The complaint alleges that: 1) Washington Gas earned an actual return on equity that is significantly higher than authorized by the PSC of DC; and 2) the return on equity that the PSC of DC authorizes Washington Gas to earn is higher than is appropriate, given current economic conditions.

     On February 28, 2000, Washington Gas requested the PSC of DC to dismiss the OPC complaint chiefly on the grounds that the OPC’s analysis of the company’s rates was substantively flawed. The PSC of DC is currently reviewing the OPC’s complaint and the company’s response thereto. No specific timeline has been established for the PSC of DC to render its final decision on this matter.

Year 2000

     Washington Gas has continued to operate successfully through the turn of the century and during other key dates associated with the transition to the Year 2000. The company continues to monitor its systems for Year 2000 issues.

     The following table reflects the amounts charged to expense and capitalized early in fiscal year 2000 and during the fiscal years ended September 30, 1999, 1998 and 1997 for business-application systems remediation, embedded systems replacement, end-user applications remediation and replacement, independent verification and validation costs and business continuity initiatives.

(Millions)	2000	1999	1998	1997	Total

Expense	$ —	$ 6	$ 5	$ 1	$ 12
Capital	1	24	20	—	45

Labor Matters

     During fiscal year 2000, Washington Gas successfully negotiated five contracts with bargaining units of the company’s three labor unions. In total, these contracts cover over half of the company’s total workforce. All five contracts include an annual lump-sum payment provision, based upon the company meeting a specified rate of return on common equity and contingent upon the Board of Directors’ approval. Each contract also provides for improved medical, sick leave and disability benefits and a number of other enhancements to employees’ benefits. The following discussion provides additional information regarding the two most significant contract ratifications.

     Office and Professional Employees Union Local 2—On April 6, 2000, approximately 380 members of Local 2 ratified a new three-year labor contract with the company. The contract includes general wage increases of 1.5 percent, 1.0 percent and 2.0 percent in the first, second and third years of the contract, respectively, and a $1,200 lump-sum contract ratification bonus.

     Teamsters Local 96—On June 6, 2000, approximately 725 members of Teamsters Local 96 ratified a new four-year labor contract with the company. The contract includes general wage increases of 3.0 percent, 2.75 percent and 2.25 percent in the first, second and fourth years of the contract, respectively. During the third year of the contract, employees may elect to receive either a lump-sum payment of 2.5 percent of base pay or a 2.0 percent general wage increase.

Environmental Matters

     The company and its subsidiaries are subject to various laws related to environmental matters, as discussed in Note 12 to the Consolidated Financial Statements.

Accounting for Regulatory Matters

     As the industry continues to address competitive market issues, the cost-of-service regulation used to compensate the company for the cost of its regulated operations will continue to evolve. Non-traditional ratemaking initiatives and market-based pricing of products and services could have additional financial implications for the company.

     The company records the results of its regulated activities in accordance with Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (SFAS No. 71). In certain circumstances, SFAS No. 71 allows entities whose rates are determined by third-party regulators to defer costs as “regulatory”assets in the balance sheet to the extent that the entity expects to recover these costs in future rates. As deregulation and competitive initiatives increasingly impact the company, however, SFAS No. 71 may no longer apply to all or part of the company’s regulated operations in future years. Such company operations would be subject to the same accounting standards that apply to unregulated entities. In effect, the company could be required to write off certain regulatory assets that had been deferred in prior period Consolidated Balance Sheets and charge these costs to expenses at the time it determines that the provisions of SFAS No. 71 no longer apply. Note 1 to the Consolidated Financial Statements shows the composition of regulatory assets. While the company believes that SFAS No. 71 continues to apply to its regulated operations, the changing nature of the company’s business requires it to assess continually the impact of those changes on its accounting policies.

Weather Insurance Purchase

     On October 30, 2000, Washington Gas announced that it purchased a weather insurance policy in order to reduce its financial exposure to warm weather during the heating season. The policy has a five-year term beginning October 1, 2000.

     The policy covers one-half of the company’s estimated net revenue exposure to variations in heating degree days (HDDs). The insurance policy defines a heating degree day as the greater of (i) 65 degrees Fahrenheit less the average of the daily high and daily low temperatures in degrees Fahrenheit as measured at Washington Reagan National Airport, or (ii) zero. For insurance policy purposes, neither average temperatures nor HDDs are rounded. Income is provided in a predetermined amount for each such HDD below 3,815 per fiscal year up to a maximum of 515 HDDs, subject to certain limitations. The annual premium under the policy is $4.25 million, and the maximum expense impact in any one year is equal to the after tax-effect of that premium. If the weather in any given year is more than 3.5 percent warmer than 3,815 HDDs, the income provided by the policy will exceed the annual premium. Over the five-year term of the policy, the company cannot be paid for more than 1,295 HDDs.

     Additionally, if over the five-year term of the policy the HDDs average less than 4,000 per year, the company will receive a payment of $16.96 million reduced by the effect of certain amounts previously paid on a per HDD basis as described above.

     The company has performed extensive simulation analysis that indicates that the annual net cash outlay for the policy (premiums paid less all benefits received) should average $415,000 after income taxes over the five-year period. Furthermore, the simulation analysis has demonstrated to an extremely high level of confidence that the 1,295 HDD limit is sufficient for the five-year period. Actual year-by-year net cash outlays may vary due to policy design and actual weather conditions.

     When the company reports heating degree days, it computes HDDs in a method different from that used for insurance policy purposes. The company’s method rounds the average of the high and low temperatures to the nearest whole degree prior to subtracting that average from 65 degrees. As a result, for each fiscal year in the five-year policy period, the number of HDDs computed for insurance purposes will almost certainly be greater than the number of HDDs reported by the company. Therefore, the insurance policy computation will indicate colder weather than the company’s computation, and the annual benefit received will be lower than might be expected if the company’s measure of HDDs were used. For example, based on historical analysis, the 3,815 HDD maximum mentioned above would be approximately 3,760 HDDs, or 1.4% warmer than normal, when computed using the company’s method.

     If this policy had been in place during fiscal year 2000, earnings per average common share would have declined by less than $0.01 after taking into consideration the after-tax cost of the premium paid.

Economic Conditions

     The company and its subsidiaries operate in one of the fastest growing regions in the nation. The continued prosperity of this region allowed the company to expand its regulated delivery service customer base at well over twice the national average during the past five years. In addition, this economy provided a robust market for the company’s subsidiaries to market natural gas and other energy-related goods and services. A downturn in the economy of the region in which the company operates, which cannot be predicted with accuracy, would likely adversely affect the company’s ability to grow its regulated utility and other businesses at the same rate they have grown in the past.

Inflation

     From time-to-time, Washington Gas seeks approval for rate increases from regulatory commissions to help it cope with the effects of inflation on its capital investment and returns. The most significant impact of inflation is on the company’s replacement cost of plant and equipment. While the regulatory commissions having jurisdiction over the company’s retail rates allow depreciation only on the basis of historical cost to be recovered in rates, the company anticipates that it will be allowed to recover the increased costs of its investment and earn a return thereon after replacement of the facilities occurs.

Market Risk

Interest Rate Risk Exposure Related to Other Financial Instruments

     At September 30, 2000, the company had fixed-rate MTNs and other long-term debt aggregating $559.6 million in principal amount and having a fair value of $532.8 million. Fair value is defined as the present value of the debt securities’ future cash flows discounted at interest rates that reflect market conditions as of September 30, 2000. While these are fixed-rate instruments and, therefore, do not expose the company to the risk of earnings loss due to changes in market interest rates, they are subject to changes in fair value as market interest rates change. A total of $44.5 million, or approximately 8 percent of the company’s outstanding MTNs, have call options that enable the company to mitigate this market risk through the early redemption of those debt instruments. Likewise, a total of $125 million, or 23 percent of the company’s outstanding MTNs, have put options that allow the holders of debt to mitigate market risk through the early redemption of those debt instruments.

     Using sensitivity analyses to measure this market risk exposure, the company estimates that the fair value of its long-term debt would increase by approximately $23 million if interest rates were to decline by 10 percent. The company also estimates that the fair value of its long-term debt would decrease by approximately $21 million if interest rates were to increase by 10 percent. In general, such an increase or decrease in fair value would impact earnings and cash flows only if the company were to reacquire all or a portion of these instruments in the open market prior to their maturity.

Price Risk Related to Retail Energy Marketing Operations

     The company’s subsidiary, WGEServices, markets both natural gas and electricity. In the course of its business, WGEServices makes fixed-price sales commitments to customers. WGEServices purchases the corresponding physical supplies at fixed prices to lock in margins. WGEServices has exposure to changes in gas prices related to the volumetric differences between purchase commitments and sales commitments. WGEServices manages the risk associated with gas price fluctuations by closely matching purchases from suppliers with sales commitments to customers. At September 30, 2000, WGEServices’ open position was not material to the company’s financial position or results of operations.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

     Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, including, but not limited to, “estimates,” “expects,” “anticipates,” “intends,” “believes,” “plans,” variations of these words and similar expressions, identify forward-looking statements that involve uncertainties and risks. These statements are necessarily based upon various assumptions with respect to the future, including:

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

     7) technological improvements;

     8) the pace of deregulation efforts and the availability of other competitive alternatives; and

     9) other uncertainties.

     Such uncertainties are difficult to predict accurately and are generally beyond the company’s direct control. Accordingly, while it believes that the assumptions are reasonable, the company cannot ensure that all expectations and objectives will be realized. The company urges readers to use care and consider the risks, uncertainties and other factors that could affect the company’s business as described in this Annual Report. All forward-looking statements made in this Annual Report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

Washington Gas Light Company
Consolidated Statements of Income

	Years Ended September 30,

(Thousands, Except Per Share Data)	2000	1999	1998

UTILITY OPERATIONS
Operating Revenues (Note 1)	$ 1,031,105	$ 972,120	$ 1,040,618
Less: Cost of gas (Note 1)	552,579	505,346	575,786
Revenue taxes	35,598	34,793	39,659

Utility Net Revenues	442,928	431,981	425,173

Other Operating Expenses
Operation	146,288	165,605	162,336
Maintenance	31,216	35,624	38,458
Depreciation and amortization (Note 1)	65,514	59,940	54,875
General taxes	27,226	28,125	29,519
Loss on sale of utility property (Note 3)	—	2,927	—
Income taxes (See Statements of Income Taxes and Note 9)	47,821	38,689	38,022

Utility Other Operating Expenses	318,065	330,910	323,210

Utility Operating Income	124,863	101,071	101,963

NON-UTILITY OPERATIONS
Operating Revenues (Notes 1 and 15)
Retail energy marketing	166,705	103,851	83,176
Heating, ventilating and air conditioning	47,473	31,208	13,815
Consumer financing	2,962	3,779	3,206
Other non-utility	947	1,258	2,637

Non-Utility Revenues	218,087	140,096	102,834

Equity Loss in 50%-Owned Residential HVAC Investment (Notes 3 and 15)	(1,949)	(54)	—

Other Operating Expenses (Income)
Operating expenses	211,325	132,505	100,537
Gains on sales of non-utility assets (Note 3)	(711)	(2,979)	(4,103)
Income taxes (See Statements of Income Taxes and Note 9)	1,442	3,826	1,640

Non-Utility Operating Expenses (Income)	212,056	133,352	98,074

Non-Utility Operating Income	4,082	6,690	4,760

TOTAL OPERATING INCOME	128,945	107,761	106,723
Other Income (Expenses)—Net (See Statements of Income Taxes)	(635)	(2,022)	(375)

INCOME BEFORE INTEREST EXPENSE	128,310	105,739	106,348

INTEREST EXPENSE
Interest on long-term debt	36,115	34,684	33,859
Other	7,621	2,287	3,860

Total Interest Expense	43,736	36,971	37,719

NET INCOME	84,574	68,768	68,629

DIVIDENDS ON PREFERRED STOCK	1,323	1,331	1,331

NET INCOME APPLICABLE TO COMMON STOCK	$ 83,251	$ 67,437	$ 67,298

AVERAGE COMMON SHARES OUTSTANDING	46,473	45,984	43,691

EARNINGS PER AVERAGE COMMON SHARE—BASIC AND DILUTED (Note 8)	$ 1.79	$ 1.47	$ 1.54

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Washington Gas LIght Company Consolidated Balance Sheets

	September 30,

(Thousands)	2000	1999

ASSETS
Property, Plant and Equipment (Notes 1 and 5)
At original cost	$2,225,312	$2,114,071
Accumulated depreciation and amortization	(765,032)	(711,329)

Net Property, Plant and Equipment	1,460,280	1,402,742

Current Assets
Cash and cash equivalents	24,336	26,935
Accounts receivable	106,446	74,295
Gas costs due from customers (Note 1)	2,313	5,127
Allowance for doubtful accounts	(7,186)	(6,626)
Accrued utility revenues (Note 1)	21,497	17,141
Materials and supplies—principally at average cost	16,341	17,207
Storage gas—at cost (first-in, first-out)	138,684	80,481
Deferred income taxes (See Statements of Income Taxes and Note 9)	16,232	19,662
Other prepayments—principally taxes	7,467	14,888
Deferred gas costs—unregulated operations (Note 1)	13,741	8,775
Other	5,991	1,355

Total Current Assets	345,862	259,240

Deferred Charges and Other Assets
Regulatory assets (Note 1)	78,364	84,278
Equity in 50%-owned residential HVAC investment (Notes 3 and 15)	16,247	7,446
Prepaid pensions and benefits (Note 10)	17,327	—
Other	21,760	21,793

Total Deferred Charges and Other Assets	133,698	113,517

Total Assets	$1,939,840	$1,775,499

CAPITALIZATION AND LIABILITIES
Capitalization (See Statements of Capitalization and Shareholders’ Equity)
Common shareholders’ equity (Notes 2, 6 and 11)	$711,496	$684,034
Preferred stock (Notes 2 and 7)	28,173	28,420
Long-term debt (Notes 1, 2 and 5)	559,575	506,084

Total Capitalization	1,299,244	1,218,538

Current Liabilities
Current maturities of long-term debt (Notes 2 and 5)	1,668	1,431
Notes payable (Note 4)	161,423	113,067
Accounts payable	138,218	117,059
Wages payable	13,875	9,824
Dividends declared	14,738	14,507
Customer deposits and advance payments	10,746	15,853
Gas costs due to customers (Note 1)	5,640	11,321
Other	13,693	10,839

Total Current Liabilities	360,001	293,901

Deferred Credits
Unamortized investment tax credits	18,539	19,439
Deferred income taxes (See Statements of Income Taxes and Note 9)	169,442	156,495
Accrued pensions and benefits (Note 10)	37,936	40,087
Other (Notes 1, 12 and 13)	54,678	47,039

Total Deferred Credits	280,595	263,060

Commitments and Contingencies (Notes 12 and 13)

Total Capitalization and Liabilities	$1,939,840	$1,775,499

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Washington Gas Light Company Consolidated Statements of Cash Flows

	Years Ended September 30,

(Thousands)	2000	1999	1998

OPERATING ACTIVITIES
Net income	$84,574	$68,768	$68,629
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization(a)	69,808	66,247	60,291
Deferred income taxes—net	17,470	9,576	11,055
Amortization of investment tax credits	(900)	(1,054)	(934)
Accrued/deferred pension cost (Note 10)	(12,944)	(169)	931
Allowance for funds used during construction	(679)	(1,642)	(815)
Equity loss in 50%-owned residential HVAC investment	(1,949)	(54)	—
Other non-cash charges and (credits)—net, including gains and losses on investing activities	399	(2,496)	(2,337)

	155,779	139,176	136,820

CHANGES IN ASSETS AND LIABILITIES
Accounts receivable and accrued utility revenues	(35,947)	13,922	(18,637)
Gas costs due from/to customers—net (Note 1)	(2,867)	9,790	2,777
Storage gas	(58,203)	(4,143)	4,734
Other prepayments—principally taxes	7,421	(1,024)	(1,894)
Accounts payable	20,216	13,413	613
Wages payable	4,051	(3,703)	(63)
Customer deposits and advance payments	(5,107)	(3,505)	2,792
Accrued taxes	3,026	(142)	(389)
Deferred purchased gas costs—net (Note 1)	5,933	1,713	897
Deferred unregulated purchased gas costs (Note 1)	(4,966)	(8,377)	(398)
Other—net	(806)	(4,381)	(3,428)

Net Cash Provided by Operating Activities	88,530	152,739	123,824

FINANCING ACTIVITIES
Common stock issued (Note 6)	—	64,266	5,279
Common stock repurchased	—	—	(2,340)
Long-term debt issued (Note 5)	54,931	80,823	72,166
Long-term debt retired (Notes 1 and 5)	(1,169)	(66,193)	(34,537)
Premium on long-term debt retired	—	—	(493)
Debt issuance costs	(451)	(588)	(494)
Notes payable—net of effects from purchase of subsidiary in 1998 (Note 3)	48,356	(11,876)	55,698
Dividends on common and preferred stock	(58,471)	(56,631)	(53,228)
Other financing	840	(12)	(1,512)

Net Cash Provided by Financing Activities	44,036	9,789	40,539

INVESTING ACTIVITIES
Capital expenditures	(124,067)	(158,733)	(158,874)
Net proceeds from sales of
West Virginia utility assets (Note 3)	—	12,559	—
Retail propane assets (Note 3)	—	—	4,050
Other non-utility assets (Note 3)	711	4,073	1,619
Purchase of subsidiary—net of cash acquired (Note 3)	—	—	(2,990)
50%-owned residential HVAC investment (Note 3)	(10,750)	(7,500)	—
Other investing activities	(1,059)	(3,868)	—

Net Cash Used in Investing Activities	(135,165)	(153,469)	(156,195)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS(b)	(2,599)	9,059	8,168
Cash and Cash Equivalents at Beginning of Year(b)	26,935	17,876	9,708

Cash and Cash Equivalents at End of Year(b)	$24,336	$26,935	$17,876

(a) Includes amounts charged to other accounts.
(b) Cash equivalents are highly liquid investments with a maturity of three months or less when purchased.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Income taxes paid	$27,302	$29,519	$32,925
Interest paid	$43,472	$38,685	$37,811

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Washington Gas Light Company Consolidated Statements of Capitalization

		September 30,

(Thousands)	2000		1999

Common Shareholders’ Equity (See Statements of
Common Shareholders’ Equity and Notes 6 and 11)
Common stock, $1 par value, authorized 80,000,000 shares,
issued 46,612,580 and 46,596,737 shares, respectively	$46,613		$46,597
Paid-in capital	373,895		372,453
Retained earnings	295,302		269,430
Deferred compensation	(544)		(1,190)
Treasury stock—at cost, 142,866 and 123,393 shares, respectively	(3,770)		(3,256)

Total Common Shareholders’ Equity	711,496	54.8%	684,034	56.1%

Preferred Stock without par value, 1,500,000 shares authorized
Shares issued and outstanding
$4.80 series, 150,000 shares	15,000		15,000
$4.25 series, 70,600 shares	7,173		7,173
$5.00 series, 60,000 shares	6,000		6,000
$4.36 convertible series, zero and 1,901 shares (See Note 7)	—		190
$4.60 convertible series, zero and 569 shares (See Note 7)	—		57

Total Preferred Stock	28,173	2.1	28,420	2.4

Long-Term Debt (Note 5)
Unsecured Medium-Term Notes
Due fiscal year 2002, 6.90% to 7.56%	42,600		42,600
Due fiscal year 2003, 6.90%	5,000		5,000
Due fiscal year 2005, 7.45%	20,500		—
Due fiscal year 2008, 6.51% to 6.61%	20,100		20,100
Due fiscal year 2009, 5.49% to 6.92%	75,000		75,000
Due fiscal year 2010, 7.50% to 7.70%	24,000		—
Due fiscal year 2022, 6.94% to 6.95%	5,000		5,000
Due fiscal year 2023, 6.50% to 7.04%	50,000		50,000
Due fiscal year 2024, 6.95%	36,000		36,000
Due fiscal year 2025, 6.50% to 7.76%	40,000		40,000
Due fiscal year 2026, 6.15%	50,000		50,000
Due fiscal year 2027, 6.40% to 6.82%	125,000		125,000
Due fiscal year 2028, 6.57% to 6.85%	52,000		52,000
Due fiscal year 2030, 7.50%	8,500		—

Total Unsecured Medium-Term Notes	553,700		500,700

Other long-term debt	8,259		7,410
Unamortized premium (discount)—net	(716)		(595)
Less current maturities	1,668		1,431

Total Long-Term Debt	559,575	43.1	506,084	41.5

Total Capitalization	$1,299,244	100.0%	$1,218,538	100.0%

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Washington Gas Light Company Consolidated Statements of Common Shareholders’ Equity

(Dollars in Thousands)	Common Stock Issued		Paid-in Capital	Retained Earnings	Deferred Compensation	Treasury Stock	Total

	Shares	Amount

Balance September 30, 1997	43,742,148	$43,742	$305,123	$243,175	$(2,022)	$(983)	$589,035
Net income	—	—	—	68,629	—	—	68,629
Deferred compensation	—	—	255	—	74	100	429
Director compensation plan	—	—	21	—	—	82	103
Dividend reinvestment plan	188,812	189	4,500	—	—	—	4,689
Employee savings plans	23,090	23	573	—	—	97	693
Conversion of preferred stock	608	1	5	—	—	—	6
Common stock repurchased	—	—	—	—	—	(2,340)	(2,340)
Dividends declared:
Common stock ($1.195 per share)	—	—	—	(52,158)	—	—	(52,158)
Preferred stock	—	—	—	(1,331)	—	—	(1,331)

Balance September 30, 1998	43,954,658	43,955	310,477	258,315	(1,948)	(3,044)	607,755
Net income	—	—	—	68,768	—	—	68,768
Common stock issued	2,300,000	2,300	55,344	—	—	—	57,644
Common stock expense	—	—	(1,953)	—	—	—	(1,953)
Stock-based compensation	—	—	348	—	758	(212)	894
Dividend reinvestment plan	273,464	274	6,620	—	—	—	6,894
Employee savings plans	68,196	68	1,613	—	—	—	1,681
Conversion of preferred stock	419	—	4	—	—	—	4
Dividends declared:
Common stock ($1.215 per share)	—	—	—	(56,322)	—	—	(56,322)
Preferred stock	—	—	—	(1,331)	—	—	(1,331)

Balance September 30, 1999	46,596,737	46,597	372,453	269,430	(1,190)	(3,256)	684,034
Net income	—	—	—	84,574	—	—	84,574
Stock-based compensation	—	—	1,341	—	646	(514)	1,473
Conversion of preferred stock	15,843	16	101	—	—	—	117
Dividends declared:
Common stock ($1.235 per share)	—	—	—	(57,379)	—	—	(57,379)
Preferred stock	—	—	—	(1,323)	—	—	(1,323)

Balance September 30, 2000	46,612,580	$46,613	$373,895	$295,302	$(544)	$(3,770)	$711,496

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Washington Gas Light Company Consolidated Statements of Income Taxes

	Years Ended September 30,

(Thousands)	2000	1999	1998

Income Tax Expense (Note 9)
Charged to other utility operating expenses
Current	$30,564	$30,298	$28,242

Deferred
Accelerated depreciation	15,132	12,832	11,550
Losses/gains on reacquired debt	(212)	(235)	556
Deferred gas costs	1,359	(6,987)	473
Pensions and other employee benefit costs	3,403	1,912	879
Demand-side management costs	(718)	(604)	(414)
Inventory overheads	1,069	83	(962)
Other	(1,876)	2,444	(1,368)

Total Deferred Income Tax Expense	18,157	9,445	10,714

Amortization of investment tax credits	(900)	(1,054)	(934)

	47,821	38,689	38,022

Charged to other non-utility operating expenses
Current	1,796	3,322	1,591
Deferred	(354)	504	49

	1,442	3,826	1,640

Charged to other income (expenses)—net
Current	(1,262)	(566)	(148)
Deferred	(333)	(373)	292

	(1,595)	(939)	144

Total Income Tax Expense	$47,668	$41,576	$39,806

	Years Ended September 30,

(Dollars in Thousands)	2000		1999		1998

Reconciliation Between the Statutory Federal
Income Tax Rate and the Effective Tax Rate
Income tax at statutory federal income tax rate	$46,285	35.00%	$38,620	35.00%	$37,952	35.00%
Increases (decreases) in tax resulting from
Accelerated depreciation less amount deferred	2,440	1.85	2,874	2.60	2,655	2.44
Amortization of investment tax credits	(900)	(0.68)	(1,054)	(0.95)	(934)	(0.86)
Cost of removal	(737)	(0.56)	(879)	(0.80)	(566)	(0.52)
State income taxes	1,981	1.50	1,721	1.56	1,840	1.70
Other—net	(1,401)	(1.06)	294	0.27	(1,141)	(1.05)

Income Tax Expense and Effective Tax Rate	$47,668	36.05%	$41,576	37.68%	$39,806	36.71%

	At September 30,

(thousands)	2000		1999

	Current	Non-current	Current	Non-current

Accumulated Deferred Income Taxes
Deferred Income Tax Assets
Pensions and other employee benefit costs	$4,093	$323	$3,496	$2,992
Uncollectible accounts	1,457	—	1,046	—
Inventory accounts	9,761	—	10,835	—
Valuation allowance	—	—	—	(943)
Other	698	11,250	602	9,439

Total Assets	16,009	11,573	15,979	11,488

Deferred Income Tax Liabilities
Accelerated depreciation	—	158,116	—	143,310
Losses/gains on reacquired debt	—	3,217	—	3,431
Construction overheads	—	2,376	—	2,583
Income taxes recoverable through future rates—net	—	12,143	—	13,236
Deferred gas costs	(223)	(1,502)	(3,683)	600
Demand-side management costs	—	6,223	—	7,081
Other	—	442	—	(2,258)

Total Liabilities	(223)	181,015	(3,683)	167,983

Net Accumulated Deferred Income Tax Assets (Liabilities)	$16,232	$(169,442)	$19,662	$(156,495)

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

1. ACCOUNTING POLICIES

Nature of Operations

     Washington Gas Light Company (Washington Gas or the company) is a public utility that delivers and sells natural gas to over 875,000 customers in Washington, D.C. and parts of Maryland and Virginia. Deliveries to firm customers accounted for 68.7 percent of the company’s total therm deliveries in fiscal year 2000. The company does not depend on one customer or group of customers.

     During the fiscal year ended September 30, 2000, the company had a regulated distribution company, Shenandoah Gas Company (Shenandoah) that served the northern Shenandoah Valley in Virginia. Effective April 1, 2000, that subsidiary’s operations were merged into Washington Gas and the company continues to serve the former subsidiary’s customers. The company also had one wholly owned regulated subsidiary that operates an underground gas storage field on the company’s behalf. In fiscal year 2000, most of the company’s unregulated operations were organized under a wholly owned subsidiary, Washington Gas Resources Corp. (Washington Gas Resources). These unregulated operations include retail energy marketing; heating, ventilating and air conditioning (HVAC) products and services; and financing of gas appliances and other energy-related equipment for consumers. Effective November 1, 2000, a corporate restructuring occurred in which Washington Gas and its subsidiaries became separate subsidiaries of WGL Holdings, Inc. (WGL Holdings), a newly formed holding company. See Note 2 for details regarding the restructuring.

Consolidation

     The consolidated financial statements include the accounts of the company and its subsidiaries during the reported periods. All significant intercompany transactions have been eliminated. Washington Gas accounted for its 50 percent investment in a limited liability corporation using the equity method. Certain amounts in financial statements of prior years have been reclassified to conform to the presentation of the current year.

Use of Estimates in the Preparation of Financial Statements

     In accordance with generally accepted accounting principles in the United States, the company’s management makes certain estimates and assumptions regarding: 1) reported amounts of assets and liabilities; 2) disclosure of contingent assets and liabilities at the date of the financial statements; and 3) reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Regulated Operations

     The company accounts for its regulated operations in accordance with Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (SFAS No. 71), as amended and supplemented. SFAS No. 71 sets specific generally accepted accounting principles for companies, such as Washington Gas, where independent third-party regulators determine their rates. When setting rates, regulators often make decisions, the economics of which require companies to record costs as expenses in different timeframes than may be appropriate for other unregulated enterprises. When this situation occurs, the company defers the associated costs as assets (regulatory assets) on the balance sheet and records them as expenses on the income statement as it collects revenues through customers’ rates. Further, regulators can also impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). At September 30, 2000 and 1999, the company recorded the following regulatory assets and liabilities on its balance sheet. The company will recognize these amounts as revenues and expenses in future periods when they are reflected in customers’ rates.

	Assets		Liabilities

(Millions)	2000	1999	2000	1999

Income tax-related amounts due from/to customers (Note 9)	$31.3	$33.7	$19.2	$20.5
Demand-side management costs	17.2	19.3	—	—
Other postretirement
benefit costs (Note 10)	10.1	11.3	—	—
Losses on reacquired debt	8.7	9.2	—	—
Deferred pension costs	—	—	7.6	3.7
Gas costs due:
From customers	2.3	5.1	—	—
To customers	—	—	5.6	11.3
Environmental response
costs (Note 12)	6.4	6.9	—	—
Purchased gas costs	—	1.8	4.1	—
Rights-of-way fees	2.4	—	—	—
Refunds due to customers	—	—	0.6	2.2
Other	2.3	2.1	3.7	2.1

Total	$80.7	$89.4	$40.8	$39.8

     As required by SFAS No. 71, the company monitors its regulatory and competitive environment to determine whether the recovery of its regulatory assets continues to be probable. If the company were to determine that recovery of these costs is no longer probable, it would write off the asset against earnings. At present, the company believes that SFAS No. 71 continues to apply to its regulated operations.

Property, Plant and Equipment

     Property, plant and equipment is stated at original cost, including labor, materials, taxes and overhead. The company capitalizes an Allowance for Funds Used During Construction (AFUDC) as a component of construction overheads. The company capitalized AFUDC of $679,000, $1,642,000 and $815,000 in fiscal years 2000, 1999 and 1998, respectively.

     When the company retires depreciable utility plant and equipment, it charges the associated original cost, net of removal costs and salvage value, to accumulated depreciation. The company charges maintenance and repairs to operating expenses, except those charges applicable to transportation and power-operated equipment, which it allocates to operating expenses, construction and other accounts based on the use of the equipment. The company charges betterments and renewals to capital and calculates depreciation applicable to its gas plant in service primarily on a straight-line remaining life basis. The composite depreciation rate was 2.94 percent for fiscal year 2000 and 2.93 percent for both fiscal years 1999 and 1998. The company periodically reviews the adequacy of its depreciation rates by considering estimated remaining lives and other factors.

Revenue and Cost Recognition

Included in Utility Operating Income

     Revenues. For regulated deliveries of natural gas, the company reads meters and bills customers on a cycle basis. It accrues revenues for gas delivered, but not yet billed.

     Cost of Gas. The company’s jurisdictional tariffs contain mechanisms that provide for the recovery of the invoice cost of gas applicable to firm customers. Under these mechanisms, the company periodically adjusts its firm customers’ rates to reflect increases and decreases in the invoice cost of gas. Annually, the company reconciles the differences between the total gas costs collected from firm customers and the invoice cost of gas. The company defers any excess or deficiency and subsequently either recovers it from, or refunds it to, customers over the following twelve-month period. The “Gas costs due from customers” and “Gas costs due to customers” captions, reported in the Consolidated Balance Sheets, reflect amounts related to these reconciliations.

Included in Non-Utility Operating Income

     Retail Energy Marketing. Washington Gas Energy Services (WGEServices), a retail energy marketing subsidiary, sells natural gas on an unregulated basis to residential, commercial and industrial customers both inside and outside of the Washington Gas service territory. Customer contracts provide for WGEServices to bill customers based on: 1) quantities delivered to the entry point of the local utility’s distribution system; or 2) customers’ metered usage. WGEServices recognizes revenues based on the amounts billed to customers, plus an accrual for gas delivered, but not yet billed.

     WGEServices purchases gas for delivery to the entry point of the local utility’s distribution system; however, the amounts actually delivered to customers may differ from the amounts purchased. For sales contracts based on quantities delivered to the entry point of the local utility’s distribution system, WGEServices records gas costs based on the cost of gas delivered to the local utility’s distribution system. For sales contracts based on customers’ metered usage, WGEServices estimates gas costs using the margin inherent in the contracts applied to the volumes used. The company defers any differences between the invoiced gas costs and the costs recorded as expenses until it delivers the full contract volumes to customers. The “Deferred gas costs—unregulated operations” caption reported in the Consolidated Balance Sheets reflects the amounts deferred.

     Heating, Ventilating and Air Conditioning. Two unregulated subsidiaries, American Combustion Industries, Inc. (ACI) and Washington Gas Energy Systems (WGESystems), design and renovate mechanical HVAC systems for commercial and governmental customers under construction contracts. The company recognizes income for contract terms of one or more years in duration using the percentage-of-completion method. For all other contracts, these subsidiaries use the completed contract method.

Rate Refunds Due to Customers

     If the company were to file a request with a state regulatory commission to modify customers’ rates, the company could, depending on the jurisdiction, charge customers the new rates until the regulatory commission renders a final decision on the new rates. During this interim period, the company would record a provision for rate refund based on the difference between the amount it collected in rates subject to refund and the amount it expected to recover pending the final regulatory decision. At September 30, 2000, the company had no outstanding requests for rate modifications. Thus, the company was not collecting any such rates subject to refund.

Reacquisition of Long-Term Debt

     The company defers gains or losses resulting from the reacquisition of long-term debt for financial reporting purposes and amortizes them over future periods as adjustments to interest expense in accordance with established regulatory practice. No long-term debt reacquisition gains or losses were realized during fiscal years 2000 and 1999. However, the company realized and deferred losses of $0.5 million in fiscal year 1998. For income tax purposes, the company recognizes these gains and losses when it retires the debt.

Derivative Activities

     From time-to-time, the company engages in derivative activities that are designed to manage interest rate risk associated with planned issuances of Medium-Term Notes (MTNs). The company’s interest costs associated with issuing MTNs reflect spreads over comparable maturity U.S. Treasury yields that take into account credit quality, maturity and other factors. During fiscal years 1999 and 1998, in order to lock in the U.S. Treasury yield for planned issuances of MTNs, the company entered into fixed-price agreements for the forward sale of U.S. Treasury securities. The company accounts for these forward sales as hedges of anticipated transactions in accordance with Statement of Financial Accounting Standards No. 80, Accounting for Futures Contracts (SFAS No. 80). The company settles hedge transactions when it issues MTNs and recognizes the related gains and losses as MTN issuance costs. Should the company terminate a hedge agreement without issuing MTNs, the gain or loss would be immediately recognized in earnings. See Note 5 for an additional discussion of interest rate hedges.

New Accounting Standards

     Beginning October 1, 2000, the company must adopt Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133, as amended, requires derivative instruments, including certain derivative instruments embedded in other contracts, to be recorded at fair value as either an asset or a liability. The company must recognize changes in the derivative’s fair value in earnings, unless it meets specific hedge accounting criteria. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement. From time-to-time, the company may enter into forward contracts that must be accounted for under SFAS No. 133. However, based upon a comprehensive and fully documented review of its outstanding contracts, the company determined that forward contracts that were outstanding on September 30, 2000, qualify as normal purchases and sales, as defined in SFAS No. 133, and are therefore exempt from that standard’s reporting requirements.

2. CORPORATE RESTRUCTURING

     At its March 3, 2000, Annual Meeting of Shareholders, Washington Gas shareholders approved, by a two-thirds majority, a proposal to form WGL Holdings, a holding company established under the Public Utility Holding Company Act of 1935. The company subsequently received the necessary approval for this restructuring from the State Corporation Commission of Virginia (SCC of VA) on May 11, 2000. On October 13, 2000, the Securities and Exchange Commission (SEC) approved WGL Holdings’ financing application and the corporate restructuring subsequently went into effect on November 1, 2000. Under the new structure, Washington Gas, as the regulated utility, and its former subsidiaries operate as separate subsidiaries of WGL Holdings. The following charts illustrate the major organizational changes resulting from this restructuring.

ORGANIZATIONAL STRUCTURE
PRIOR TO NOVEMBER 1, 2000 RESTRUCTURING

ORGANIZATIONAL STRUCTURE
EFFECTIVE NOVEMBER 1, 2000

     Since the November 1, 2000 restructuring, stock certificates previously representing shares of Washington Gas common stock have represented the same number of shares of WGL Holdings common stock. All serial preferred stock issued by Washington Gas remains issued and outstanding as shares of Washington Gas serial preferred stock. The dividend rate for the preferred stock has not been changed and those dividends will continue to be paid by Washington Gas. All outstanding indebtedness and other obligations of Washington Gas prior to the restructuring remain outstanding as obligations of Washington Gas. Holders of Washington Gas MTNs continue as security holders of Washington Gas.

     On November 1, 2000, WGL Holdings had no outstanding securities other than common stock, but it could issue other securities in the future. WGL Holdings common stock is listed only on the New York Stock Exchange, while Washington Gas preferred stock continues to be listed only on the Philadelphia Stock Exchange. Both common and preferred shares are listed under the “WGL” ticker symbol on their respective exchanges.

     The consolidated financial statements and the associated notes thereto included in this fiscal year 2000 Washington Gas Light Company Annual Shareholders’ Report were based upon the corporate organizational structure that was in place during the three fiscal years ended September 30, 2000. As previously discussed, the corporate reorganization became effective on November 1, 2000. However, had the reorganization occurred on September 30, 2000, the WGL Holdings’ consolidated financial statements and associated notes thereto would have been virtually identical to those reported in these financial statements and notes thereto.

3. ACQUISITIONS AND DISPOSITIONS

Heating, Ventilating and Air Conditioning Subsidiary

     In March 1998, Washington Gas Resources acquired a 100 percent interest in American Combustion, Inc. and American Combustion Industries, Inc. The company purchased these companies with $3.0 million in cash and the issuance of a $2.0 million promissory note, which was repaid in monthly installments over two years ended March 2000. The company accounted for the acquisition using the purchase method of accounting and recognized the excess of the purchase price over net assets acquired as goodwill. The company uses a straight-line, fifteen-year basis to amortize goodwill. The Consolidated Financial Statements include these subsidiaries’ accounts from the acquisition date. On March 30, 1999, American Combustion, Inc. was merged into American Combustion Industries, Inc. (ACI).

Limited Liability Company

     In August 1999, the company and Thayer Capital Partners (Thayer) formed Primary Investors, LLC (Primary Investors), a limited liability company. Primary Investors, through its wholly owned subsidiary Primary Service Group, LLC (PSG), focuses on investment opportunities in after-market products and services for the heating, ventilating and air conditioning industry. PSG sells, installs, repairs and maintains HVAC equipment in the residential and light commercial markets. PSG entered this business by acquiring nine companies that provide HVAC products and services in the District of Columbia, and parts of Maryland and Virginia.

     The company and Thayer each owns 50 percent of Primary Investors and an equal number of representatives from the company and Thayer serve on Primary Investors’ Board of Directors. As a co-investor, the company committed to invest up to $25 million of equity capital in Primary Investors. Excluding the company’s net losses incurred to date from Primary Investors, Washington Gas had an $18.3 million investment in Primary Investors as of September 30, 2000. The company uses the equity method of accounting to reflect the results of Primary Investors in the Consolidated Financial Statements.

Shenandoah Gas Company

     In November 1998, Shenandoah entered into an agreement to sell virtually all of its natural gas utility assets located in West Virginia. At that time, the company recorded an estimated pre-tax loss of $3.3 million ($2.1 million after-tax). When the sale was consummated on July 1, 1999, the company reduced the pretax loss by $0.4 million for a net pretax loss from the transaction of $2.9 million, or $1.9 million after-tax ($0.04 per average common share).

     The current owner serves Shenandoah’s former 3,800 natural gas customers in West Virginia and Washington Gas provides natural gas transportation service to the current owner. During fiscal years 1999 and 1998, Shenandoah’s natural gas therm deliveries in West Virginia represented less than 2 percent of the company’s consolidated natural gas therm deliveries and less than 1 percent of associated consolidated revenues. Shenandoah’s West Virginia operations did not contribute a material amount to the company’s net income in either fiscal year 1999 or 1998.

     On September 29, 1999, the company’s Board of Directors authorized a merger of Shenandoah into Washington Gas to form a single corporation for the regulated distribution of natural gas. During fiscal year 2000, the company received necessary regulatory approvals and Shenandoah was merged into Washington Gas effective April 1, 2000.

Sale of Other Assets

     In February 2000, a non-utility company subsidiary sold two investments for a pre-tax book gain of $711,000. For income tax purposes, the sale of one investment resulted in a capital loss transaction for which the company realized the tax benefit through a capital loss carryback. In total, the company recorded a $1,154,000 after-tax gain ($0.02 per average common share) on these transactions, including the tax benefit of the capital loss carryback.

     In July 1999, Brandywood Estates, Inc., an unregulated subsidiary, sold approximately 1,000 acres of undeveloped land in Maryland which resulted in a nonrecurring pre-tax gain of $3.0 million ($1.8 million after-tax), or $0.04 per average common share.

     In May 1998, the company sold all of its retail propane assets for $4.1 million, recognizing a pre-tax gain of $2.5 million ($1.6 million after-tax).

4. SHORT-TERM DEBT

     The company satisfies its short-term financing requirements through the sale of commercial paper or through bank borrowings. The company maintains credit lines and a revolving credit agreement to suppo rt its outstanding commercial paper and to permit short-term borrowing flexibility. The following table summarizes the major terms of the company’s and its subsidiaries’ financing agreements at September 30, 2000.

Description/ Amount of Credit	Commitment or Facility Fees Per Annum		Expiration Date

Permanent Lines of Credit
$ 15 million	0.07%		June 30, 2001
$ 10 million	0.04%		June 30, 2001
$ 5 million	0.07%	*	June 30, 2001

Seasonal Lines of Credit
$ 5 million	0.07%	*	March 31, 2001
$ 5 million	0.07%	*	April 1, 2001
$ 5 million	0.15%	*	April 30, 2001

Revolving Credit Agreement
$160 million	0.07%		May 17, 2001
$ 5 million	None		March 31, 2001
$ 5 million	0.15%		June 30, 2001

*Commitment or facility fees are only applicable if these debt instruments are activated.

     At September 30, 2000, the permanent lines of credit were unused. The credit agreements provide that the seasonal lines of credit became available on either September 30, 2000, or October 1, 2000, and are available during most of the heating season.

     A group of banks provides the regulated utility segment with a $160 million short-term revolving line of credit. The company can reduce the amount of the commitment at its option. Under the agreement, the banks apply the facility fees to the daily average amount of the commitment. The agreement expires on May 17, 2001 but allows the company to request two additional 364-day extensions. At September 30, 2000, this revolving credit agreement was unused.

     Collectively, the borrowing options under the bank lines of credit and the $160 million revolving credit agreement discussed in the prior paragraph include the prime lending rate, rates based on certificates of deposit and the London Interbank Offered Rate (LIBOR).

     Two company subsidiaries, ACI and WGEServices, each have a $5 million revolving line of credit that expire on March 31, 2001 and June 30, 2001, respectively. Both of these revolving lines of credit are based on LIBOR, plus a fixed-percent increment. In addition, WGEServices has a $5 million seasonal line of credit, which expires April 30, 2001, based on LIBOR plus a fixed-percent increment. All subsidiary lines of credit were unused at September 30, 2000.

     At September 30, 2000, the company and its subsidiaries had $161.4 million in short-term debt outstanding, excluding current maturities of long-term debt, at a weighted-average cost of 6.73 percent. At September 30, 1999, the company had $113.1 million in short-term debt outstanding, excluding current maturities of long-term debt, at a weighted-average cost of 5.57 percent.

5. LONG-TERM DEBT

First Mortgage Bonds

     The Mortgage of Washington Gas dated January 1, 1933 (Mortgage), as supplemented and amended, securing any First Mortgage Bonds (FMBs) it issues, constitutes a direct lien on substantially all property and franchises owned by the regulated utility, other than expressly excepted property. During fiscal year 1999, $43.0 million of FMBs were retired and the company had no debt outstanding under the Mortgage at either September 30, 2000 or September 30, 1999. Under the new holding company structure discussed in Note 2, any FMBs that may be issued in the future will represent an indebtedness of the regulated utility.

Unsecured Medium-Term Notes

     The regulated utility issues unsecured MTNs with individual terms regarding interest rates, maturities and any call or put options. These notes can have maturity dates of one or more years from date of issuance. At September 30, 2000 and 1999, the weighted-average interest rate on all outstanding MTNs was 6.78 percent and 6.70 percent, respectively.

     As summarized in the following table, Washington Gas issued $53.0 million of MTNs in fiscal year 2000.

Date Issued	Amount of Issuance (Millions)	Coupon Rate	Maturity Date	Redeemable Prior To Maturity

April 2000	$ 8.5	7.50%	April 2030	Yes	*
April 2000	4.0	7.50%	April 2010	No
June 2000	20.5	7.45%	June 2005	No
June 2000	20.0	7.70%	June 2010	No

Total	$53.0

*Holders have the option to put these notes to Washington Gas at par by delivering written notice at least 30 days, but no more than 60 days, prior to April 1, 2010.

Interest Rate Hedges

     At September 30, 2000 and 1999, respectively, Washington Gas had no interest rate hedge agreements outstanding in connection with planned issuances of MTNs. However, at September 30, 1998, the company had two interest rate hedge agreements outstanding. As described in Note 1, the company accounted for these agreements as hedges of anticipated transactions in accordance with SFAS No. 80.

     On June 15, 1998, in order to lock in the Treasury yield for the anticipated issuance of $25 million of 10-year MTNs in November 1998, the company entered into an agreement that reflected the forward sale of $24.9 million of 10-year U.S. Treasury notes at a fixed price to be paid on November 3, 1998. The company unwound its hedge position concurrent with the issuance of $25 million of MTNs in October 1998. The notes have a 10-year nominal life and a coupon rate of 5.49 percent. The company recorded the $2.1 million that it paid associated with the settlement of this hedge agreement as unamortized debt issuance costs in October 1998, which it amortizes over the life of the associated MTNs. The effective cost of the debt was 6.74 percent.

     On September 2, 1998, in order to lock in the Treasury yield for an anticipated $39 million MTN issuance related to the refunding of $39 million of 8 3/4 percent FMBs on July 1, 1999, the company entered into an agreement that reflected the forward sale of $40 million of 10-year U.S. Treasury notes at a fixed price to be paid on July 1, 1999. The company unwound its hedge position concurrent with the issuance of $50 million of MTNs in early July 1999. Washington Gas received $2.0 million associated with the settlement of this hedge agreement, which it recorded as a reduction to unamortized debt issuance costs. These benefits are being amortized over the life of the associated MTNs. The effective cost of the debt was 6.31 percent.

Long-Term Debt Maturities

     The amount of maturities on long-term debt for the ensuing five-year period at September 30, 2000 is $1.7 million in 2001, $49.2 million in 2002, $36.6 million in 2003, $41.7 million in 2004 and $61.9 million in 2005.

6. COMMON STOCK

Common Stock Outstanding

     Shares of common stock outstanding, net of treasury stock, were 46,469,714 at September 30, 2000; 46,473,344 at September 30, 1999; and 43,839,453 at September 30, 1998.

Common Stock Reserves

     At September 30, 2000, there were 1,630,757 authorized, but unissued, shares of common stock reserved as follows.

Reserved for	Number of Shares

Incentive Compensation Plan	999,000
Dividend Reinvestment and Common Stock Purchase Plan	473,478
Employee Savings Plans	137,196
Directors’ Stock Compensation Plan	21,083

Total Common Stock Reserves	1,630,757

     Note 11 discusses the company’s stock-based compensation plans.

Sale of Common Stock

     On November 12, 1998, Washington Gas publicly sold 2 million shares of common stock at $25.0625 per share. On November 18, 1998, the underwriters involved in the offering exercised their option to purchase 300,000 additional shares from the company at the same price per share. Net proceeds of $55.7 million from the sale were used for general corporate purposes, including capital expenditures.

7. PREFERRED STOCK

     Washington Gas has three series of preferred stock outstanding, which are currently callable. All three series have a dividend preference that prevents Washington Gas from declaring and paying common dividends unless preferred dividends have been paid. In addition, all outstanding shares of preferred stock have a preference as to the amounts that would be distributed in the event of the liquidation or dissolution of Washington Gas. The following table presents this information, as well as call prices for each preferred stock series outstanding.

Preferred Series Outstanding	Shares Outstanding	Liquidation Preference Per Share		Call Price Per Share

		Involuntary	Voluntary

$4.80	150,000	$100	$101	$101
4.25	70,600	100	105	105
5.00	60,000	100	102	102

Preferred Stock Redemption

     On December 29, 1999, the company notified the holders of its $4.36 convertible series preferred stock and its $4.60 convertible series preferred stock that the Board of Directors of Washington Gas had voted to redeem all outstanding shares of its convertible stock at a price of $100 per share on February 1, 2000. For both series of convertible preferred stock, stockholders had the option of accepting the $100 cash redemption value or converting their shares into Washington Gas common stock. Each share of the $4.36 preferred stock and the $4.60 preferred stock could be converted into 10.29 and 11.39 shares, respectively, of Washington Gas common stock. Fractional shares were converted to cash based on the value of the preferred stock on the date that the preferred stock certificates were received by the company’s transfer agent.

8. EARNINGS PER SHARE

     The company computes basic earnings per share (EPS) by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted EPS assumes the conversion of convertible preferred stock and the issuance of common shares pursuant to stock-based compensation plans at the beginning of the respective fiscal year. The following table shows the computation of the company’s basic and diluted EPS for fiscal years 2000, 1999 and 1998, respectively.

(Thousands, Except Per Share Data)	Net Income	Shares	Per Share Amount

For the Year Ended September 30, 2000

Basic EPS:
Net Income Applicable to Common Stock	$83,251	46,473	$1.79
Effect of Dilutive Securities:
$4.60 and $4.36 Convertible Stock, Assuming Conversion on October 1, 1999 *	3	9
Stock-Based Compensation Plans	—	55

Diluted EPS:
Net Income Applicable to Common Stock	$83,254	46,537	$1.79

*All outstanding convertible preferred stock was either converted or redeemed effective February 1, 2000.

For the Year Ended September 30, 1999

Basic EPS:
Net Income Applicable to Common Stock	$67,437	45,984	$1.47
Effect of Dilutive Securities:
$4.60 and $4.36 Convertible Stock, Assuming Conversion on October 1, 1998	11	26
Stock-Based Compensation Plans	—	13

Diluted EPS:
Net Income Applicable to Common Stock	$67,448	46,023	$1.47

For the Year Ended September 30, 1998

Basic EPS:
Net Income Applicable to Common Stock	$67,298	43,691	$1.54
Effect of Dilutive Securities:
$4.60 and $4.36 Convertible Stock, Assuming Conversion on October 1, 1997	11	26

Diluted EPS:
Net Income Applicable to Common Stock	$67,309	43,717	$1.54

\

9. INCOME TAXES

     The company and its subsidiaries file a consolidated federal income tax return. The company’s federal income tax returns for all years through September 30, 1996 have been reviewed and closed or closed without review by the Internal Revenue Service.

     The company amortizes investment tax credits as credits to income over the estimated service lives of the related properties.

     The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). Under SFAS No. 109, the company recognizes deferred income taxes for all temporary differences between the financial statement and tax bases of assets and liabilities at currently enacted income tax rates.

     SFAS No. 109 requires recognition of the additional deferred income tax assets and liabilities for temporary differences where regulators prohibit deferred income tax treatment for ratemaking purposes. Regulatory assets or liabilities corresponding to such additional deferred tax assets or liabilities may be recorded to the extent the company believes they will be recoverable from or payable to customers through the ratemaking process. Note 1 shows the company’s regulatory assets and liabilities associated with income taxes due from and to customers at September 30, 2000 and 1999. Amounts applicable to income taxes due from and due to customers primarily represent differences between the book and tax bases of net utility plant in service.

     The Consolidated Statements of Income Taxes on page 36 provide the following: 1) the components of income tax expense; 2) a reconciliation between the statutory federal income tax rate and the effective tax rate; and 3) the components of accumulated deferred income tax assets and liabilities at September 30, 2000 and 1999.

10. POSTEMPLOYMENT BENEFITS

     The company and its subsidiaries offer defined-contribution savings plans to eligible employees, covering all employee groups. Designed to provide employees with an incentive to save and invest regularly, these plans allow participants to defer 1 percent to 14 percent of their salaries for investment in various alternatives. The employer contribution, which varies by plan, ranges from 25 percent of the first 1.25 percent to 100 percent of the first 4 percent of employees’ pre-tax contributions. For plans that allow employees to make after-tax contributions, the employer contribution equals 100 percent of the first 2 percent and 50 percent of the next 2 percent of employees’ after-tax contributions. The company’s contribution to the plans was $2.4 million in fiscal year 2000 and was $2.2 million in both fiscal years 1999 and 1998.

     The company maintains a qualified, trusteed, noncontributory defined-benefit pension plan covering all active and vested former employees of the company and its utility subsidiaries. Executive officers also participate in a nonfunded supplemental executive retirement plan (SERP). A trust has been established for the future funding of the SERP liability. To the extent allowable by law, the company funds pension costs accrued for the qualified plan.

     The company provides certain healthcare and life insurance benefits for retired employees. Substantially all employees may become eligible for such benefits if they attain retirement status while working for the company. The company accounts for these benefits under the provisions of Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (SFAS No. 106). The company elected to amortize the accumulated postretirement benefit obligation existing at the October 1, 1993 adoption date of this standard (the transition obligation) of $190.6 million over a twenty-year period.

     The following tables show certain information about the company’s postemployment benefits:

	Pension Benefits		Health & Life Benefits

(Millions)	2000	1999	2000	1999

Years Ended September 30,
Change in benefit obligation
Benefit obligation at beginning of year	$459.8	$495.4	$206.5	$224.6
Service cost	8.0	9.7	4.6	5.0
Interest cost	33.5	31.5	15.1	14.3
Amendment	2.5	—	—	—
Actuarial gain	(14.2)	(46.8)	(3.0)	(28.0)
Benefits paid	(28.6)	(30.0)	(10.6)	(9.4)

Benefit obligation at end of year	461.0	459.8	212.6	206.5

Change in plan assets
Fair value of plan assets at beginning of year	692.9	631.2	99.0	83.5
Actual return on plan assets	73.5	89.8	5.7	2.9
Company contributions	1.1	3.9	20.4	22.0
Expenses	(2.4)	(2.0)	—	—
Benefits paid	(28.6)	(30.0)	(10.6)	(9.4)

Fair value of plan assets at end of year	736.5	692.9	114.5	99.0

Funded status
Funded status of the plan	275.5	233.1	(98.1)	(107.5)
Unrecognized actuarial net gains	(291.0)	(263.6)	(46.3)	(47.5)
Unrecognized prior service cost	24.6	24.4	—	—
Unrecognized transition (assets) obligation	(2.9)	(5.3)	124.0	133.5

Accrued benefit cost	$6.2	$(11.4)	$(20.4)	$(21.5)

Total amounts recognized in balance sheet
Prepaid benefit cost	$17.3	$—	$—	$—
Accrued benefit liability	(14.0)	(16.1)	(20.4)	(21.5)
Intangible assets	2.9	4.7	—	—

Total recognized	$6.2	$(11.4)	$(20.4)	$(21.5)

	Pension Benefits		Health & Life Benefits

Assumptions as of September 30,	2000	1999	2000	1999

Discount rate	7.75%	7.50%	7.75%	7.50%
Expected return on plan assets	8.50%	8.25%	8.25%	8.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

     The company assumed healthcare cost trend rates for fiscal year 2001 for Medicare eligible and non-Medicare eligible retirees of 6.50 percent and 7.42 percent, respectively; and expects these rates to decrease gradually to 5.75 percent and 6.00 percent, respectively, in 2003 and remain at those levels thereafter.

	Pension Benefits			Health & Life Benefits

(Millions)	2000	1999	1998	2000	1999	1998

Components of net periodic benefit cost
Service cost	$8.0	$9.7	$9.3	$4.6	$5.0	$4.5
Interest cost	33.4	31.5	32.2	15.1	14.3	14.5
Expected return on plan assets	(48.8)	(41.6)	(38.7)	(7.5)	(6.3)	(5.1)
Recognized prior service cost	2.1	2.1	2.1	—	—	—
Recognized actuarial gain	(8.8)	(0.4)	(2.3)	(2.4)	(0.7)	(2.0)
Amortization of transition obligation	(2.4)	(2.5)	(2.4)	9.5	9.5	9.6

Net periodic benefit cost	(16.5)	(1.2)	0.2	19.3	21.8	21.5
Amount capitalized as construction cost	3.1	0.8	0.4	(3.9)	(4.4)	(4.2)
Amount deferred as a regulatory asset—net	3.9	0.9	0.6	1.2	0.5	1.5

Amount charged to expense (income)	$(9.5)	$0.5	$1.2	$16.6	$17.9	$18.8

     The projected benefit obligation and accumulated benefit obligation for the company’s nonfunded SERP, which has accumulated benefits in excess of plan assets, were $16.4 million and $14.0 million, respectively, as of September 30, 2000 and $17.0 million and $14.9 million, respectively, as of September 30, 1999. The plan has no assets.

     The assumed healthcare trend rate has a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare trend rate would have the following effects:

(Millions)	1-Percentage- Point Increase	1-Percentage- Point Decrease

Increase (decrease) total service
and interest cost components	$2.9	$(2.4)
Increase (decrease) postretirement
obligation	$30.0	$(24.6)

     Almost all of the estimated postretirement benefit costs and the transition obligation apply to the company’s regulated activities. The Public Service Commission of the District of Columbia (PSC of DC) granted the company’s recovery of postretirement benefit costs determined in accordance with generally accepted accounting principles (GAAP) through a five-year phase-in plan that ended September 30, 1998. The company deferred the difference generated during the phase-in period as a regulatory asset. Effective October 1, 1998, the PSC of DC granted the company full recovery of costs determined under GAAP plus a fifteen-year amortization of the regulatory asset established during the phase-in period. In an order dated September 28, 1995, the SCC of VA issued a generic order that allowed the company to recover most costs determined under GAAP in rates over twenty years. The SCC of VA, however, set a forty-year recovery period of the transition obligation. As prescribed by GAAP, the company amortizes these costs over a twenty-year period. The Public Service Commission of Maryland (PSC of MD) has not rendered a decision to the company that specifically addresses recovery of postretirement benefit costs determined in accordance with GAAP. However, the PSC of MD has allowed a sufficient level of rates to recover the costs determined under GAAP.

     Postretirement benefit costs deferred as a regulatory asset at September 30, 2000 were $10.1 million. The company expects these costs will be recovered over a twenty-year period that began October 1, 1993.

     Each regulatory commission having jurisdiction over the company requires it to fund amounts reflected in rates for postretirement benefits to irrevocable trusts. The expected long-term rate of return on the assets in the trusts was 8.25 percent for fiscal years 2000, 1999 and 1998. The company assumes a 39.6 percent income tax rate to compute taxes on the taxable portion of the income in the trusts.

11. STOCK-BASED COMPENSATION

     The company periodically provides compensation in the form of common stock to certain employees and company directors. The company designed its stock-based compensation plans to promote its long-term success by attracting, recruiting and retaining key employees, and giving certain employees and company directors an ownership interest in the company, thereby promoting a closer identity of interests between such persons and the company’s shareholders. Under Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation (SFAS No. 123), the company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related interpretations in accounting for its stock-based compensation plans. The company’s stock-based compensation arrangements are discussed more fully below.

Stock-Based Compensation for Key Employees

     The company has granted restricted stock to participants in the Long-Term Incentive Compensation Plan (LTICP) and to certain other employees. These shares have restrictions on vesting, sale and transferability. Restrictions lapse with the passage of time. The company holds the certificates for restricted stock until the employees fully vest. In the interim, the participants receive full dividend and voting rights. The LTICP expired on June 27, 1999 and was replaced with the 1999 Incentive Compensation Plan (1999 Plan).

     Approved by the shareholders in February 1999, the 1999 Plan allows the company to grant up to 1,000,000 shares of common stock to officers and key employees. Under the 1999 Plan, the company may impose performance goals, which if unattained, may result in participants forfeiting all or part of the award. During fiscal years 1999 and 2000, the company granted an aggregate of 79,324 performance shares under the 1999 Plan, which vest over 18 to 36 months. At the end of the associated vesting period, the issuance of any performance shares depends upon the company’s achievement of performance goals for total shareholder return relative to a selected peer company group.

     In accordance with APB No. 25, the company recognizes estimated compensation expense for restricted stock and performance shares ratably over the shares’ vesting periods. The following table discloses the number of shares granted and outstanding under the LTICP and 1999 Plan, and the associated weighted-average fair value at grant dates and compensation expense recognized during each reporting period.

PERFORMANCE SHARES AND RESTRICTED STOCK

	Long-term Incentive Compensation Plan			1999 Plan

	2000	1999	1998	2000	1999

Shares outstanding—beginning of period	86,510	116,380	139,915	45,702	—
Shares granted
Performance shares	—	—	—	33,622	45,702
Restricted shares	—	—	32,350	1,000	—
Shares vested	(39,930)	(29,870)	(55,885)	—	—
Shares forfeited	(9,880)	—	—	(6,630)	—

Shares outstanding—end of period	36,700	86,510	116,380	73,694	45,702

Weighted-average fair value on grant dates	$—	$—	$27.21	$27.09	$22.63

Compensation expense recognized	$465,000	$758,000	$955,000	$1,267,000	$303,000

     In fiscal years 1999 and 2000, the company granted an aggregate of 209,969 nonqualified stock options to officers under the 1999 Plan, all of which were outstanding at September 30, 2000. Since the stock options were granted at the fair market value of the company’s stock on the grant dates, no compensation expense was recognized for either fiscal year. During fiscal year 2000, a total of 27,615 stock options became vested and may be exercised through June 2001 at prices ranging from $22.63 to $27.13 with a weighted-average exercise price of $24.75. The remaining 182,354 stock options continue to be outstanding and will vest three years after the date of the grant and expire on the tenth anniversary of the grant date.

     The following table provides additional information regarding nonqualified stock options granted under the 1999 Plan for fiscal years 2000 and 1999, including the assumptions used to calculate fair market value of the stock options granted in each fiscal year.

STOCK OPTIONS

	Years Ended September 30,

	2000	1999

Outstanding, beginning of year	99,465	—
Granted	110,504	99,465

Outstanding, end of year	209,969	99,465

Exercise prices of shares
outstanding, end of year:
Low	$22.63	$22.63
High	27.13	22.63
Weighted-average	24.70	22.63

Weighted-average remaining vesting
life of shares outstanding, end of year	1.9 years	2.5 years

Fair Market Assumptions
(Black-Scholes model):
Dividend yield	4.8%	4.8%
Expected stock-price volatility	24.0%	24.0%
Risk-free interest rate	6.3%	6.3%
Expected option life	3 years	3 years
Weighted-average fair market value of stock options granted during the year	$4.52	$3.85

     No compensation expense has been recognized in the Consolidated Statements of Income for the stock option grants. If compensation expense for the stock-based compensation plans had been determined based on the fair value at the grant dates for awards under these plans consistent with the method prescribed by SFAS No. 123, the company’s net income and earnings per share would have been reduced to the amounts shown in the following pro forma table.

PRO FORMA EFFECT OF STOCK OPTIONS

	Years Ended September 30,

(Thousands, Except Per Share Data)	2000	1999

Net income
As reported	$84,574	$68,768
Pro forma*	84,396	68,727
Net income applicable to common stock
As reported	$83,251	$67,437
Pro forma*	83,073	67,396
Earnings per average common share—basic
As reported	$1.79	$1.47
Pro forma*	1.79	1.47
Earnings per average common share—diluted
As reported	$1.79	$1.47
Pro forma*	1.79	1.46

*No stock options were granted before fiscal year 1999. Thus, there is no pro forma effect on income for fiscal year 1998.

Stock Grants to Directors

     Non-employee directors receive a portion of their annual retainer fee in the form of common stock through the Directors’ Stock Compensation Plan. Shares granted to directors totaled 6,400, 5,600 and 3,725 in fiscal years 2000, 1999 and 1998, respectively. For those periods, the fair value of the stock on the grant dates was $26.04, $25.49 and $27.31, respectively. Shares awarded to the participants: 1) vested immediately and cannot be forfeited; 2) may be sold or transferred; and 3) have voting and dividend rights.

12. ENVIRONMENTAL MATTERS

     The company and its subsidiaries are subject to federal, state and local laws and regulations related to environmental matters. These evolving laws and regulations may require expenditures over a long timeframe to control environmental impacts. Estimates of liabilities for environmental response costs are difficult to determine with precision because many factors can affect their ultimate level.

     The company has identified up to ten sites where Washington Gas, its subsidiaries, or their predecessors may have operated manufactured gas plants (MGPs). The company last used any such plant in 1984. In connection with these operations, the company is aware that certain by-products of the gas manufacturing process are present at or near some former sites and may be present at others. Washington Gas has identified the presence of coal tar and certain other byproducts on or near some of the sites. The company does not believe that any of the sites present any unacceptable risk to human health or the environment.

     At one of the former MGP sites, studies show the presence of coal tar under the site and an adjoining property. The company has taken steps to control the movement of contaminants into an adjacent river by installing a water treatment system that removes and treats contaminated groundwater at the site. The company received approval from governmental authorities for a comprehensive remedial plan for the majority of the site that will allow commercial development of the company’s property. The company has entered into an agreement with a national developer for the development of this site in phases. The company has also entered into a ground lease and obtained a carried interest for the first phase. Construction has begun on this development. The company continues to seek approval of a remedial plan for the remainder of the site, including an adjoining property owned by a separate entity.

     At a second former MGP site, a local government has notified Washington Gas about the detection of a substance in an adjacent river that may be related to this site. This same local government owned and operated the MGP for the majority of the life of the plant. The local government sold the MGP to a company that was subsequently merged into Washington Gas. Washington Gas retired the MGP many years ago. In addition, the company knows that the local government has had communications about this condition with federal environmental authorities. At this time, the extent and nature of the contamination and the company’s potential obligation, if any, have not been determined. Washington Gas has discussed with the local government the company’s potential contributions, if any, to study and remediate the site.

     At a third former MGP site and on an adjacent parcel of land, the company has applied for the state voluntary closure program, which will require some additional study to determine ultimate resolution.

     The company believes, at this time, that appropriate remediation is being undertaken or that no remediation is necessary at the remaining seven sites.

     Through September 30, 2000, the company had paid $11.4 million for environmental response costs. The company has recorded a liability of $8.3 million on an undiscounted basis at September 30, 2000, related to future environmental response costs. This estimate principally includes the minimum liabilities associated with a range of environmental response costs expected to be incurred at five of the sites, including the first site described above. The company estimates the maximum liability associated with all of its sites to be approximately $22.3 million at September 30, 2000. The estimates were determined by the company’s environmental experts, based on experience in remediating MGP sites and advice from legal counsel and environmental consultants. Variations within the range of estimated liability result primarily from differences in the number of years that will be required to perform environmental response processes at each site (2 to 25 years) and the extent of remediation that may be required.

     Regulatory orders issued by the PSC of MD allow the company to recover the costs associated with the sites applicable to Maryland over periods ranging from five to thirty years. Rate orders issued by the PSC of DC allow the company a three-year recovery of prudently incurred environmental response costs and allow the company to defer additional costs incurred between rate cases. At September 30, 2000, there was no environmental regulatory asset subject to recovery in Virginia. At September 30, 2000, the company reported a regulatory asset of $6.4 million for the portion of environmental response costs it believes recoverable in rates. Based on existing knowledge, the company does not expect that the ultimate impact of these matters will have a material adverse effect on its financial condition or results of operations.

13. COMMITMENTS AND CONTINGENCIES

     Certain legal and administrative proceedings, incidental to the company’s business, involve Washington Gas and/or its subsidiaries. In the opinion of management, the company has recorded adequate provisions for probable losses related to these proceedings. Management does not expect the final resolution of these matters will have a materially adverse effect on the company’s financial position or results of operations.

Regulated Utility Operations

Natural Gas Contracts

     The company has eight long-term natural gas purchase contracts with producers and marketers to purchase natural gas at market-sensitive prices. These contracts provide for commodity charges based upon an ascertainable index and either fixed-reservation charges based on contracted minimum volumes or premiums built into volumetric charges. The contracts also provide for the company to pay monthly and/or annual deficiency charges if actual volumes fall below minimum levels. These gas purchase contracts expire during fiscal years 2001 to 2003. Under the terms of these gas purchase contracts, the company must make fixed payments and premiums totaling approximately $9.0 million at September 30, 2000.

     At September 30, 2000, the company also has service agreements with four pipeline companies that service the company directly and three upstream pipelines that provide for firm transportation and storage services. These agreements, which have expiration dates ranging from fiscal years 2001 to 2015, require the company to pay fixed charges each month. The aggregate amount of required payments under the pipeline service agreements total approximately $630.5 million at September 30, 2000. Certain contracts give the company an option to turn back capacity prior to the end of the contracts.

     The following table summarizes the estimated payments that the company will make under its natural gas purchase and pipeline transportation contracts during the next five years.

(Millions)	2001	2002	2003	2004	2005	Total

Natural gas purchase contracts	$4.7	$2.5	$1.8	$—	$—	$9.0
Pipeline contracts	90.9	89.1	83.0	76.9	61.5	401.4

Total	$95.6	$91.6	$84.8	$76.9	$61.5	$410.4

     Currently, the company recovers the costs incurred under these natural gas purchase contracts through the purchased gas cost recovery mechanisms included in the company’s retail rate schedules in each of its jurisdictions. However, the timing and extent of the company’s initiatives to separate the purchase and sale of natural gas from the delivery of gas could cause its gas supply commitments to be in excess of its continued sales obligations.

     In its District of Columbia and Maryland jurisdictions, the company has rate provisions that would allow it to continue to recover potential excess commitments in rates. In its 2000 session, the State of Virginia enacted legislation to allow utilities a similar recovery mechanism. Washington Gas submitted a request to the SCC of VA to allow it to include such a recovery mechanism in its tariff provisions. The company awaits a decision by the SCC of VA on its request. The company actively manages its supply portfolio to ensure its sales and supply obligations remain balanced. To the extent Washington Gas were to determine that competition or changing regulation would cause it to discontinue recovery of these costs in rates, the company would be required to charge these costs to expense without any corresponding revenue recovery. If this occurred and depending upon the timing of the occurrence, the impacts on the company’s financial position and results of operations would likely be significant.

Non-Utility Operations

Natural Gas

     WGEServices, the company’s retail energy marketing subsidiary, has contracts to purchase fixed quantities of natural gas with terms of up to 24 months. WGEServices designs its purchase contracts to match the duration of its sales commitments and to effectively lock in a margin on gas sales over the terms of existing sales contracts.

     At any point in time, WGEServices may have a difference between the volumes of natural gas committed to its customers and the volumes of purchase commitments. WGEServices’ open position at September 30, 2000 was not material to the company’s financial position and results of operations.

Electricity

     On April 3, 2000, WGEServices entered into a master purchase and sale agreement with a wholesale energy marketer. Under the agreement, when WGEServices identifies profitable opportunities, it can purchase electric energy, capacity and certain ancillary services from the wholesaler, then resell it to retail electric customers in Maryland, Virginia and in other regions as customer choice programs are introduced. At any point in time, WGEServices may have a difference between the volume of electricity committed to its customers and the volume of electricity purchase commitments. WGEServices had no open position on this contract at September 30, 2000.

Transfers and Servicing of Financial Assets

     The company has extended credit to certain residential and small commercial customers to purchase gas appliances and other energy-related products. The company transfers with recourse certain of these accounts receivable to commercial banks. The company accounts for these transfers in accordance with Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (SFAS No. 125).

     The company’s transfers of receivables with recourse totaled $23.9 million, $28.6 million and $27.2 million in fiscal years 2000, 1999 and 1998, respectively. Under the sales agreements with the banks, the company acts as an agent for the bank and services the receivables. At September 30, 2000, the company had a $1.0 million receivable representing the present value of estimated future net cash flows related to these sales. The company has also recognized in deferred credits a liability related to its estimated recourse obligation for sales of receivables since December 31, 1996.

     The company considers receivables transferred with recourse to be financial instruments with off-balance sheet risk. At September 30, 2000, the company’s exposure to credit loss in the event of non-performance by customers is $46.2 million, represented by the $47.4 million balance of transferred receivables that remain outstanding, less the recourse obligation of $0.2 million (for transfers after December 31, 1996) and a provision for uncollectible accounts of $1.0 million (for transfers prior to January 1, 1997).

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of the company’s financial instruments at September 30, 2000 and 1999. The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2000		1999

(Millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Current assets	$147.4	$147.4	$116.9	$116.9
Current liabilities	349.9	349.9	286.5	286.5
Long-term debt	559.6	532.8	506.1	487.9

     Financial instruments included in current assets consist of cash and cash equivalents, net accounts receivable, accrued utility revenues and other miscellaneous receivables. Financial instruments included in current liabilities consist of total current liabilities from the Consolidated Balance Sheets excluding capital lease obligations and accrued vacation costs. The carrying amount of the financial instruments included in current assets and current liabilities approximates fair value because of the short maturity of these instruments. The fair value of long-term debt was estimated based on the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the company’s credit quality and the present value of future cash flows.

15. OPERATING SEGMENT REPORTING

     In fiscal year 1999, the company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131). SFAS No. 131 introduced a new model, called the “management approach,” to identify and report on the operating segments of a business enterprise. Operating segments comprise revenue-generating components of an enterprise for which it produces separate financial information internally that management regularly uses to make operating decisions and assess performance.

     The company reports four operating segments: 1) regulated utility; 2) retail energy marketing; 3) HVAC; and 4) consumer financing.

     With nearly 95 percent of the company’s assets, the regulated utility segment comprises the company’s core business. The regulated utility segment provides regulated gas distribution services, including the purchase and delivery of natural gas, meter reading, bill preparation and responding to customer inquiries. The regulated utility segment serves residential, commercial and industrial customers in metropolitan Washington, D.C. and parts of Maryland and Virginia. In addition, the regulated utility segment also includes the operation of an underground natural gas storage facility regulated by the Federal Energy Regulatory Commission.

     Through the company’s subsidiary, WGEServices, the retail energy marketing segment sells natural gas directly to customers, both inside and outside the company’s traditional service territory, in competition with unregulated gas marketers. WGEServices also began enrolling customers to purchase electricity in Virginia and Maryland beginning in November 2000 and will market electricity to other customers as profitable opportunities develop. Through two wholly owned subsidiaries, ACI and WGESystems, and as a partner in Primary Investors, the HVAC segment designs, renovates and services mechanical heating, ventilating and air conditioning systems for commercial and residential customers. The consumer financing segment provides financing for consumer purchases of natural gas appliances and other energy-related equipment.

     The same accounting policies as those described in Note 1 apply to the reported segments. While net income or loss is the primary criterion for measuring a segment’s performance, the company also evaluates segments based on other relevant factors, such as penetration into their respective markets. The following table presents operating segment information.

OPERATING SEGMENT FINANCIAL INFORMATION

(Thousands)	Regulated Utility	Non-Utility Operations					Eliminations/ Other	Consolidated

		Retail Energy Marketing	HVAC	Consumer Financing	Other Activities	Total

Year Ended September 30, 2000

Total Revenues	$1,031,105	$166,705	$47,473	$2,962	$947	$218,087	$—	$1,249,192
Operating Expenses
Depreciation and Amortization	65,514	32	568	—	—	600	—	66,114
Other Operating Expenses(a)	792,907	165,617	40,885	1,532	1,980	210,014	—	1,002,921
Income Tax Expense (Benefit)	47,821	519	1,511	495	(1,083)	1,442	—	49,263

Total Operating Expenses	906,242	166,168	42,964	2,027	897	212,056	—	1,118,298
Equity in Loss of 50% Investment	—	—	(1,949)	—	—	(1,949)	—	(1,949)

Operating Income	124,863	537	2,560	935	50	4,082	—	128,945
Interest Expense—Net	41,643	8	1,108	170	2	1,288	805	43,736
Other Non-Operating Inc. (Exp.)(b)	—	—	(10)	—	—	(10)	(625)	(635)

Net Income (Loss)	$83,220	$529	$1,442	$765	$48	$2,784	$(1,430)	$84,574

Total Assets	$1,825,760	$47,933	$40,932	$11,763	$680	$101,308	$12,772	$1,939,840

Capital Expenditures/Investments	$122,480	$145	$10,999	$1,193	$—	$12,337	$—	$134,817

Year Ended September 30, 1999

Total Revenues	$972,120	$103,851	$31,208	$3,779	$1,258	$140,096	$—	$1,112,216
Operating Expenses
Depreciation and Amortization	59,940	26	177	—	—	203	—	60,143
Other Operating Expenses(a)	772,420	101,492	28,485	790	(1,444)	129,323	—	901,743
Income Tax Expense (Benefit)	38,689	764	885	1,100	1,077	3,826	—	42,515

Total Operating Expenses	871,049	102,282	29,547	1,890	(367)	133,352	—	1,004,401
Equity in Loss of 50% Investment	—	—	(54)	—	—	(54)	—	(54)

Operating Income	101,071	1,569	1,607	1,889	1,625	6,690	—	107,761
Interest Expense—Net	36,297	5	474	150	4	633	41	36,971
Other Non-Operating Inc. (Exp.)(b)	—	—	57	—	—	57	(2,079)	(2,022)

Net Income (Loss)	$64,774	$1,564	$1,190	$1,739	$1,621	$6,114	$(2,120)	$68,768

Total Assets	$1,698,143	$33,872	$20,560	$12,270	$239	$66,941	$10,415	$1,775,499

Capital Expenditures/Investments	$158,190	$38	$8,005	$—	$—	$8,043	$—	$166,233

Year Ended September 30, 1998

Total Revenues	$1,040,618	$83,176	$13,815	$3,206	$2,637	$102,834	$—	$1,143,452
Operating Expenses
Depreciation and Amortization	54,875	26	99	—	73	198	—	55,073
Other Operating Expenses(a)	845,758	82,702	14,083	984	(1,533)	96,236	—	941,994
Income Tax Expense (Benefit)	38,022	173	(176)	803	840	1,640	—	39,662

Total Operating Expenses	938,655	82,901	14,006	1,787	(620)	98,074	—	1,036,729

Operating Income	101,963	275	(191)	1,419	3,257	4,760	—	106,723
Interest Expense—Net	37,383	(13)	143	149	57	336	—	37,719
Other Non-Operating Inc. (Exp.)(b)	—	—	—	—	—	—	(375)	(375)

Net Income (Loss)	$64,580	$288	$(334)	$1,270	$3,200	$4,424	$(375)	$68,629

Total Assets	$1,649,247	$21,355	$11,863	$3,101	$641	$36,960	$(3,774)	$1,682,433

Capital Expenditures/Investments	$158,778	$34	$5,052	$—	$—	$5,086	$—	$163,864

(a) Includes cost of gas and revenue taxes during all reported periods, a loss on the sale of utility property during the fiscal year ended September 30, 1999, and gains on the sales of non-utility assets during all three fiscal years reported.

(b) The amounts reported for Other Non-Operating Income (Expense) are net of applicable income taxes.

Management’s Responsibility for Financial Statements

     The presentation of financial data that accurately and fairly reflects the results of operations and financial position of the company comprises one of management’s stewardship obligations to its shareholders. Management has prepared the accompanying financial statements in accordance with generally accepted accounting principles in the United States, including the estimates and judgments made by management which are necessary to prepare the statements in accordance with such principles. To assure the integrity of the underlying financial records supporting the financial statements, management maintains a system of internal accounting controls sufficient to provide reasonable assurances at reasonable costs that assets are properly safeguarded and accounted for and are utilized only in accordance with management’s authorization.

     The company augments its system of internal accounting controls with its internal audit department, which has unrestricted access to all levels of company management. In addition, the internal auditor meets periodically with the Audit Review Committee of the Board of Directors to discuss, among other things, the company’s system of internal accounting controls and the adequacy of the internal audit program. The report of the Audit Review Committee appears below.

     As discussed in its report, the Audit Review Committee also meets periodically with Arthur Andersen LLP, the company’s independent public accountants, with and without management present, to discuss the results of Arthur Andersen LLP’s audit of the company’s financial statements. The report of Arthur Andersen LLP appears below.

/s/ James H. DeGraffenreidt, Jr.	/s/ Frederic M. Kline

James H. DeGraffenreidt, Jr.,	Frederic M. Kline,
Chairman, President and Chief Executive Officer	Vice President and Chief Financial Officer

Report of the Audit Review Committee

     The Audit Review Committee of the Board of Directors of Washington Gas Light Company comprises three directors who are not employees of the company: Karen Hastie Williams (Chair), Fred J. Brinkman and Daniel J. Callahan, III. The committee held five meetings during fiscal year 2000.

     The Audit Review Committee oversees Washington Gas Light Company’s financial reporting process on behalf of Washington Gas Light Company’s Board of Directors. The committee maintains a charter that outlines its responsibilities and modifies the charter from time-to-time, as it deems appropriate. In fulfilling its responsibility, the committee recommended to the Board of Directors, subject to ratification by the stockholders, the selection of Washington Gas Light Company’s independent public accountants, Arthur Andersen LLP.

     The Audit Review Committee discussed with the company’s internal auditor and the independent public accountants the overall scope and specific plans for their respective audits, and the adequacy of the company’s internal controls. The committee discussed the independence of Arthur Andersen LLP, as required by applicable professional standards. The committee discussed the company’s financial statements with the management of the company and the independent public accountants. The committee met separately with the company’s internal auditor and independent public accountants, with and without management present, to discuss the results of their audits, and their evaluation of the company’s internal controls. The meetings also were designed to facilitate and encourage any private communication between the committee and the internal auditor or independent public accountants.

/s/ Karen Hastie Williams

Karen Hastie Williams, Chair, Audit Review Committee

Report of Independent Public Accountants

     To the Shareholders and Board of Directors of Washington Gas Light Company:

     We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Washington Gas Light Company (a District of Columbia and Virginia corporation) and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of income, cash flows, common shareholders’ equity and income taxes for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Washington Gas Light Company and subsidiaries as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Vienna, VA
November 1, 2000

Supplementary Financial Information (Unaudited)

QUARTERLY FINANCIAL INFORMATION

     The company believes that all adjustments necessary for a fair presentation have been included in the quarterly information reported below. Due to the seasonal nature of its business, the company reports substantial variations in operations on a quarterly basis.

	Quarter Ended

(Thousands, Except Per Share Data)	Dec. 31	March 31	June 30	Sept. 30

Fiscal Year 2000
Operating revenues(a)	$365,613	$468,970	$211,359	$203,250
Operating income (loss)(a)	50,736	76,166	5,229	(3,186)
Net income (loss)	39,779	65,243	(5,295)	(15,153)
Earnings (loss) per average share of common stock:
Basic(b)	0.85	1.40	(0.12)	(0.33)
Diluted(b)	0.85	1.39	(0.12)	(0.33)

Fiscal Year 1999
Operating revenues(a)	$328,875	$447,418	$175,297	$160,626
Operating income (loss)(a)	35,686	74,592	2,153	(4,670)
Net income (loss)	24,915	64,844	(6,764)	(14,227)
Earnings (loss) per average share of common stock:
Basic and Diluted(b)	0.55	1.39	(0.15)	(0.31)

(a) Certain previously reported quarterly amounts have been reclassified to conform to the presentation for the current period.

(b) The sum of these amounts may not equal the annual amount because the quarterly calculations are based on varying numbers of common shares outstanding.

     At September 30, 2000, Washington Gas had 20,029 common shareholders of record. During the fiscal years ended September 30, 2000 and 1999, Washington Gas common stock was listed for trading on the New York Stock Exchange and on the Philadelphia Stock Exchange and was shown as “WashGasLt” or “WashGs” in newspapers. The table below shows quarterly price ranges and quarterly dividends paid for the fiscal years ended September 30, 2000 and 1999:

COMMON STOCK PRICE RANGE AND DIVIDENDS PAID

	High		Low		Dividends Paid Per Share	Dividend Payment Date

Fiscal Year 2000
Fourth quarter	$27	3/4	$23	15/16	$0.310	8/1/00
Third quarter	27	5/8	24	1/16	0.310	5/1/00
Second quarter	27	5/8	21	3/4	0.305	2/1/00
First quarter	29	7/16	25		0.305	11/1/99

Fiscal Year 1999
Fourth quarter	$28	7/8	$25		$0.305	8/1/99
Third quarter	27	1/16	21		0.305	5/1/99
Second quarter	27	3/8	21	5/16	0.300	2/1/99
First quarter	28	3/4	24	15/16	0.300	11/1/98

     Effective November 1, 2000, the common stock of Washington Gas became common stock of WGL Holdings, Inc. Currently, WGL Holdings common stock is listed only on the New York Stock Exchange and is shown as “WGL Hldgs”or “WGL Hold” in newspapers. There was no change in Washington Gas preferred stock. Preferred stock that was outstanding at the time of the reorganization continues to be Washington Gas preferred stock and continues to be traded on the Philadelphia Stock Exchange.

Shareholder and Investor Information

     Effective November 1, 2000, WGL Holdings, Inc. (WGL Holdings) became the parent company of Washington Gas Light Company (Washington Gas) and its previous subsidiaries. At that time, the common stock of Washington Gas automatically represented the same number of shares of common stock in WGL Holdings. Washington Gas common stock is no longer publicly traded. See Note 2 to the Consolidated Financial Statements for additional details regarding this change.

     Certificates for shares of Washington Gas common stock are automatically treated as certificates for the same number of shares of WGL Holdings common stock. Shareholders of Washington Gas common stock do not need to surrender their certificates. However, shareholders who wish to exchange their certificates of Washington Gas common stock for certificates representing the same number of shares of WGL Holdings common stock should send their Washington Gas common stock certificates to:

  The Bank of New York
  Receive and Deliver Department—11 West
  P. O. Box 11002
  Church Street Station
  New York, N.Y. 10286

     Shareholders should not sign or endorse their certificates, but may want to send them by certified mail, return receipt requested.

SHAREHOLDER INQUIRIES

     The Bank of New York serves as the Transfer Agent and Shareholder Recordkeeper for WGL Holdings common stock and for Washington Gas preferred stock. Shareholder inquiries, such as name and address changes, lost certificates, transfer matters, forms 1099, etc., should be directed to:

  The Bank of New York
  Investor Relations
  101 Barclay Street
  New York, N.Y. 10286
  1-888-269-8845

     Should you need to contact someone at either WGL Holdings about your common stock account or Washington Gas about your preferred stock account, please call 1-800-221-9427, or in the Washington, D.C. area, 202-624-6558.

DIVIDEND REINVESTMENT PLAN

     WGL Holdings offers a Dividend Reinvestment and Common Stock Purchase Plan (DRP) to its shareholders. The plan provides a convenient, economical way to purchase additional shares of WGL Holdings common stock. Participants may invest all or part of their dividends and make cash purchases between $25 and $20,000 per quarter.

     Prior to the corporate reorganization, Washington Gas also had a similar DRP. Effective November 1, 2000, shareholders who previously participated in the Washington Gas DRP automatically became participants in the WGL Holdings DRP and the balance of Washington Gas common stock that participants had previously purchased in the Washington Gas DRP was automatically transferred to the WGL Holdings DRP.

     To obtain a prospectus and enrollment card for the WGL Holdings DRP, please contact WGL Holdings Shareholder Services, 1100 H Street, N.W., Washington, DC 20080. Shareholders who need additional information regarding the status of their former Washington Gas DRP account should contact The Bank of New York.

REQUEST FOR PUBLICATIONS

     The following publications may be obtained, when available, without charge by calling 1-800-221-9427, or in the Washington, DC area, 202-624-6558:

SEC Forms 10-K (Annual Report)      SEC Forms 10-Q (Quarterly Report)
      Quarterly Shareholders’ Letters      Investor Fact Sheets
Annual Statistical Supplements

     These publications, as well as filings made with the Securities and Exchange Commission, are also available at WGL Holdings’ website at http://www.wglholdings.com.

FINANCIAL COMMUNITY INQUIRIES

     Security analysts, other members of the financial community and current and potential investors who need additional information about WGL Holdings or Washington Gas should contact Investor Relations at 202-624-6410 or e-mail: investor_relations@washgas.com.

ANNUAL MEETING

     WGL Holdings will conduct its first Annual Meeting of Shareholders at 10:00 a.m. on Friday, March 2, 2001, at the Ronald Reagan Building and International Trade Center located at 1300 Pennsylvania Avenue, NW, Washington, D.C. 20004.

SHAREHOLDER INFORMATION

     WGL Holdings common stock is listed on the New York Stock Exchange. The ticker symbol is “WGL,” which is the same symbol previously used by Washington Gas. The common stock of WGL Holdings is typically listed as “WGL Hldgs” or “WGL Hold” in newspapers. Preferred stock is listed on the Philadelphia Stock Exchange. Normally, dividends on WGL Holdings common stock and Washington Gas preferred stock will be recorded and payable as shown below:

Dates

Record	Payable

January 10	February 1
April 10	May 1
July 10	August 1
October 10	November 1

     Safekeeping of common stock is available for participants in the DRP through The Bank of New York. Shareholders also have the option to have their dividends deposited directly into their bank accounts. For additional information regarding either of these services, please call The Bank of New York at 1-888-269-8845.

     Dividends paid by WGL Holdings and Washington Gas are 100 percent taxable. Both companies are required to perform back-up withholding of federal income taxes if they have not received a certified Tax Identification Number. In most cases, this is the shareholder’s social security number. Both companies must also report to the Internal Revenue Service the total amount of dividends paid to individual shareholders during the calendar year. Copies of the report, Form 1099-DIV, will be mailed to shareholders by January 31 of the year following the one in which the dividends were received.

INFORMATION ON THE INTERNET

     Financial information, press releases and other information about WGL Holdings may be obtained over the Internet at http://www.wglholdings.com. This webpage also contains links to the major subsidiaries of WGL Holdings, including a link to Washington Gas. Internet users may also go directly to the Washington Gas webpage at http://www.washgas.com.

     The Bank of New York also maintains a site on the Internet at http://stock.bankofny.com.